As filed with the Securities and Exchange Commission on August 28, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LGI HOMES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1531 (Primary Standard Industrial Classification Code Number)	46-3088013 (I.R.S. Employer Identification Number)

1450 Lake Robbins Drive, Suite 430

The Woodlands, Texas 77380

(281) 362-8998

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles Merdian

Chief Financial Officer

LGI Homes, Inc.

1450 Lake Robbins Drive, Suite 430

The Woodlands, Texas 77380

(281) 362-8998

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Warren A. Hoffman Norman R. Miller Winstead PC 1100 JPMorgan Chase Tower 600 Travis Street Houston, Texas 77002	Timothy S. Taylor Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share(3)	$125,000,000.00	$17,050.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Includes shares of common stock which may be purchased by the underwriters pursuant to their option to purchase additional shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 28, 2013

PRELIMINARY PROSPECTUS

             Shares

Common Stock

This is the initial public offering of our common stock. We are selling             shares of our common stock. We currently expect the initial public offering price to be between $             and $             per share of our common stock.

We have granted the underwriters an option to purchase up to             additional shares of our common stock.

We intend to apply to list the shares of our common stock on the NASDAQ Global Select Market under the symbol “LGIH.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

We are an “emerging growth company” under the federal securities laws and are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See ”Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the shares to purchasers on or about                     , 2013.

Joint Book-Running Managers

Deutsche Bank Securities	JMP Securities	J.P. Morgan

Co-Managers

Barclays	BofA Merrill Lynch	Builder Advisor Group, LLC

The date of this prospectus is                     , 2013

Artwork to be provided by amendment

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

Public Homebuilder Peers

References in this prospectus to our “public homebuilder peers” refer to the following domestic homebuilders that file periodic reports with the Securities and Exchange Commission (SEC): AV Homes, Inc., Beazer Homes USA, Inc., D.R. Horton, Inc., Hovnanian Enterprises, Inc., KB Home, Lennar Corporation, M.D.C. Holdings, Inc., M/I Homes, Inc., Meritage Homes Corporation, NVR, Inc., PulteGroup, Inc., The Ryland Group, Inc., Standard Pacific Corp., Taylor Morrison Home Corporation, Toll Brothers, Inc., TRI Pointe Homes, Inc., UCP, Inc., WCI Communities, Inc. and William Lyon Homes.

ii

Explanatory Note

LGI Homes, Inc. is the newly-formed registrant and issuer of the shares of common stock in this offering.

Concurrently with this offering, LGI Homes, Inc. will acquire all the equity interests of LGI Homes Group, LLC, LGI Homes Corporate, LLC, LGI Homes, Ltd., LGI Homes—Sunrise Meadow, Ltd., LGI Homes—Canyon Crossing, Ltd., LGI Homes—Deer Creek, LLC and their direct and indirect subsidiaries (collectively referred to in this prospectus as our “predecessor” or “LGI Homes Group (Predecessor)”). Concurrently with this offering, LGI Homes, Inc. will also acquire from GTIS Partners, LP, a global real estate investment firm, and its affiliated entities (collectively, “GTIS”), all of GTIS’s equity interests in four unconsolidated joint ventures with LGI Homes Group (Predecessor), namely, LGI-GTIS Holdings, LLC, LGI-GTIS Holdings II, LLC, LGI-GTIS Holdings III, LLC and LGI-GTIS Holdings IV, LLC (collectively, the “LGI/GTIS Joint Ventures”). See “Summary—The Transactions.”

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “us,” “our” or similar terms when used in a historical context refer to LGI Homes Group (Predecessor) and the LGI/GTIS Joint Ventures, as aggregated. When used in the present tense or prospectively, those terms refer to LGI Homes, Inc. and its subsidiaries, including LGI Homes Group (Predecessor) and the LGI/GTIS Joint Ventures as of the closing date of this offering. Unless we state otherwise or the context otherwise requires, the financial, operational and other data in this prospectus are presented on an aggregate basis by adding the historical results/data of our predecessor and the LGI/GTIS Joint Ventures and eliminating the transactions, balances and payments between them. The financial data presented on an aggregate basis are non-GAAP financial measures. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure, see ”Summary — Summary Historical and Pro Forma Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Results of Operations.”

Industry and Market Data

We use market data and industry forecasts and projections throughout this prospectus, particularly in the sections entitled “Summary,” “Market Opportunity” and “Our Business.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), an independent research provider and consulting firm focused on the housing industry. We have agreed to pay JBREC a fee of $39,000 for that market study, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and experience of various professionals and various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Experts.” In addition, certain market and industry data has been taken from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable but we have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements contained elsewhere in this prospectus, before investing in our common stock. The information presented in this prospectus assumes (1) an initial public offering price of $         per share of common stock (the mid-point of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters have not exercised their option to purchase additional shares of common stock. You should read “Risk Factors” for information about important risks that you should consider before buying shares of our common stock.

Our Company

We are one of the nation’s fastest growing homebuilders engaged in the design and construction of entry-level homes in high growth markets in Texas, Arizona, Florida and Georgia. Our business model is based on skillfully building and selling high quality, entry-level homes in attractive locations that include well-designed floor plans with features that appeal to renters. We focus on converting renters of apartments and single-family homes into homeowners by offering superior value at affordable prices in affordable locations and by utilizing a well-established sales and marketing approach, a culture of customer service excellence and a highly efficient construction process. Our strategy has driven our industry-leading build times, inventory turnover and returns on capital. We intend to expand within our existing markets and into new markets where we identify opportunities to build homes that meet our profit and return objectives.

Since commencing operations in 2003, we have constructed and sold over 5,000 homes, have been profitable every year despite the housing downturn, and have never taken an inventory impairment. According to Builder magazine, we were the only homebuilder among the 200 largest U.S. homebuilders to report closings and revenue growth from 2006 to 2008 when the housing market experienced a significant decline. We increased our revenue from $55.3 million ($50.5 million for our predecessor) in 2010 to $143.4 million ($76.2 million for our predecessor) in 2012, representing a compound annual growth rate of 61.0% (22.9% for our predecessor). We increased our closings from 439 homes in 2010 to 1,062 homes in 2012. Among our public homebuilder peers, we had the highest revenue and closings growth between 2010 and 2012. Further, in 2012, we ranked first among our homebuilder peers in return on assets, asset turnover and closings per active community. We generated attractive returns on capital for 2012 with a 37.7% earnings before taxes to average total capitalization ratio, a level far exceeding the average of our public homebuilder peers of 3.5%. We have a proven and highly effective operating model and a strong land position of approximately 10,000 owned or controlled lots as of June 30, 2013, representing more than seven years of land supply based on our home closings for the twelve months ended June 30, 2013. We believe we are well-positioned to continue our profitable growth within existing and new markets and to capitalize on the U.S. housing recovery.

Our management team has been in the residential land development business since the mid-1990s. In 2003, we commenced homebuilding operations targeting the entry-level market. We developed our unique operating model based on our belief that there was a more effective and efficient method of constructing and selling homes. Our proven operating model has been highly successful, resulting in sales rates exceeding those of our public homebuilder peers. After successfully establishing ourselves as homebuilders in the Houston market, we demonstrated that our operating model could flourish in additional markets including Dallas/Fort Worth, San Antonio, Austin and Phoenix. Since 2010, we achieved profitability within six months of our first home closings in each of our new communities in these markets. After conducting extensive due diligence and market studies, we entered the Tampa market in 2012 and the Atlanta and Orlando markets in 2013.

Our success lies within our differentiated strategy as a focused sales and marketing organization targeting the entry-level homebuyer. Our marketing efforts are specifically designed to establish direct communication with local renters in order to educate them on the benefits and affordability of homeownership. At each of our sales offices, we have assembled a team of dedicated sales professionals and an independent onsite loan officer who assist the prospective buyer through the home buying process. Our focus on sales and marketing is a key driver of our high conversion rates, and we believe our unique sales approach has enabled us to differentiate ourselves from our competition. As a result of our operating model and inventory of move-in ready homes, our average closings per active community were 94 in 2012, or nearly eight per month, which far exceeded those of our public homebuilder peers who had average closings per active community of 26 in 2012, or approximately two per month.

Our higher sales volume enables us to employ an even-flow, or continuous, construction methodology to establish an inventory of move-in ready homes, resulting in more favorable relationships with subcontractors who prefer the stability afforded by our approach. We focus on entry-level homes with price points and sizes ranging from approximately $115,000 to $260,000 and 1,200 to 3,000 square feet, respectively. All of our homes are built with a defined set of features that appeal to renters. We simplify our construction and purchasing processes which allows us to optimize the timing of our home starts. Our inventory of move-in ready homes and successful sales methodology have led to generally high closing rates and short escrow periods for customers who are often faced with expiring apartment leases and rising rental costs. As a result, our inventory turnover in 2012 was 2.5x (2.7x for our predecessor), significantly higher than the average of our public homebuilder peers of 1.0x.

We have been an active and opportunistic acquirer of land for residential development in our markets. We acquire finished lots and raw land in affordable locations with proximity to major thoroughfares, retail districts and centers of business, which can be purchased at attractive prices. We test the market and speak with potential homebuyers before proceeding with our land acquisitions. We maintain a large pipeline of desirable land positions and plan to use the proceeds from this offering to fund several land acquisitions to support our continued growth. We increased our active communities from five as of December 31, 2010 to 18 as of June 30, 2013 and expect to reach 24 active communities as of December 31, 2013.

Each of our existing markets is experiencing strong momentum in housing demand drivers, including nationally leading population and employment growth trends, favorable migration patterns, general housing affordability and desirable lifestyle and weather characteristics. Our target markets are characterized by high populations of renters who are facing rising rental costs and are interested in homeownership. Many of our existing markets, including Austin, Houston, Dallas/Fort Worth, Phoenix and San Antonio, ranked among the top 10 markets for fastest population growth in the United States from 2000 to 2010, according to the U.S. Census Bureau.

We increased our revenue 70.8% (105.2% for our predecessor) from $56.2 million ($28.9 million for our predecessor) for the six months ended June 30, 2012 to $96.0 million ($59.3 million for our predecessor) for the six months ended June 30, 2013. Similarly, we increased closings 57.3% from 422 homes for the six months ended June 30, 2012 to 664 homes for the six months ended June 30, 2013. For the six months ended June 30, 2013, we generated adjusted gross margins, on a pro forma basis for the Transactions, of 28.4% and adjusted EBITDA margins, on a pro forma basis for the Transactions, of 13.3%. See “—Summary Historical and Pro Forma Financial and Operating Data” for a reconciliation of adjusted gross margins to gross margins and adjusted EBITDA to net income.

Our Competitive Strengths

We believe the following strengths provide us with a significant competitive advantage in implementing our business strategy:

Unique operating model generates “best-in-class” returns on capital

Our unique operating model generates “best-in-class” returns on capital through a profitable and scalable platform that has generated strong operating margins, rates of closings per active community and inventory turnover. We attribute our strong margins and our consistent profitability throughout the downturn primarily to our disciplined land acquisition, operating and management approach. We increased our revenue from $55.3 million ($50.5 million for our predecessor) in 2010 to $143.4 million ($76.2 million for our predecessor) in 2012, representing a compound annual growth rate of 61.0% (20.2% for our predecessor), which far exceeds the average compound annual growth rate of 8.3% of our public homebuilder peers over the same period. For the six months ended June 30, 2013, our revenue was $96.0 million ($59.3 million for our predecessor).

Well-established sales and marketing approach focused on a culture of customer service excellence

We believe our expertise in sales and marketing differentiates us from our public homebuilder peers. We have established a successful, unique marketing system that has proven to create a large volume of potential homebuyers. We make extensive use of advertising, including targeted direct-mail brochures, our website, social media, newspaper advertisements and the placement of strategically located signs and billboards, all of which are designed to encourage potential homebuyers to schedule an appointment to visit one of our communities. We reach most of our potential homebuyers through our direct marketing program specifically designed to target renters. Each week, we send an average of 12,000 direct mailings to renters within a 25-mile radius of each of our communities.

We sell homes through our own highly trained sales professionals with less than 10% of our sales since 2010 requiring commissions paid to third party realtors, which enhances our profitability and ensures a superior homebuyer experience. The strength of our sales force is largely driven by our emphasis on recruiting and training. In addition, we provide potential homebuyers with a thorough outline of the steps to homeownership and educate them on the advantages homeownership offers compared to renting.

Focus on attractive markets with a favorable growth outlook and strong demand fundamentals

Our focused geographic footprint has positioned us to benefit from the ongoing recovery in the U.S. housing market after the significant downturn from 2006 to 2011. We currently operate in four states, Texas, Arizona, Florida and Georgia, that are benefitting from positive momentum in housing demand drivers, including nationally leading population and employment growth trends, favorable migration patterns, general housing affordability, and desirable lifestyle and weather characteristics. These four states accounted for 29.7% of the 829,658 building permits issued for privately owned homes for the year ended December 31, 2012, and are forecasted to grow at an average annual rate of 3.7% as compared to a national rate of 1.6% between 2010 and 2030, according to the U.S. Census Bureau. However, to the extent housing demand and population growth slows in these states, we may not realize a competitive advantage as a result of the markets in which we focus.

Proven ability to expand into new geographic markets

We continually evaluate expansion opportunities in new geographic markets. Our decision to enter a new market is primarily based on the growing demand for single-family housing, favorable home affordability trends, availability of land in proximity to major metropolitan areas, high volumes of renters, diverse and growing employment bases and attractive sector competitive dynamics. After conducting thorough due diligence and carefully analyzing the demand through an extensive test marketing program, we leveraged our success in Houston and San Antonio and entered the Dallas/Fort Worth market in 2009 and the Phoenix and Austin markets in 2011. In Dallas/Fort Worth, Austin and Phoenix, we rapidly recouped our initial investment and have been consistently profitable. In 2012, we entered the Tampa market and in 2013, we entered the Atlanta and Orlando markets. We believe the in-depth local market knowledge of our experienced management and the local construction and homebuilding experts we hire in each new market has and will continue to enable us to successfully replicate our operating model in new markets. However, if demand for single-family housing slows or if home affordability trends are no longer favorable, we may not find new geographic markets into which to expand.

Superior homeowner experience and service

Our core operating philosophy is centered on making the home buying experience friendly, effective and efficient. By providing personalized service to our potential homebuyers, we facilitate a streamlined home buying process and make the dream of homeownership possible. We believe our focus on providing a superior customer experience leads to a more satisfied homeowner, which in turn enhances the overall attractiveness of our communities, our homes and our reputation with future homebuyers.

Highly experienced and committed management team with a proven track record

With over 50 years of collective real estate experience, our management team is focused on executing our land acquisition, land development, homebuilding, marketing and sales strategy. Upon completion of this offering, our management team will own, on a fully diluted basis, approximately     % of our outstanding common stock.

Our Business Strategy

We are one of the nation’s fastest growing homebuilders, utilizing a well-established sales and marketing approach, a culture of customer service excellence, and a highly efficient home construction process. Our business strategy includes:

Accelerate growth within our existing markets

Despite our rapid growth over the past 10 years, we believe there remains a significant opportunity to grow our share of sales in our existing markets. In 2012, our home market of Houston recorded approximately 23,000 new home sales according to Metrostudy, and our market share was less than 2%. Furthermore, our market share was lower in each of our other markets. Given our familiarity with each of our existing markets and the favorable demographic and economic trends that are forecasted in our markets, we expect a significant portion of our near-term growth to come from expansion in these markets.

Aggressively pursue value-oriented land acquisitions

We pursue a flexible land acquisition strategy of purchasing or optioning finished lots, if they can be acquired at attractive prices, or purchasing raw land for residential development. We target affordable land acquisitions with proximity to major thoroughfares, retail districts and centers of business, which allows us to provide our potential homebuyers with superior value at affordable prices in affordable locations, and with access to the key elements of a metropolitan region. By targeting these locations, we acquire land at attractive prices due to favorable competitive dynamics. As of June 30, 2013, we had a strong land position consisting of approximately 10,000 owned or controlled lots.

Selectively expand into new markets

We target markets that are characterized by favorable housing supply and demand dynamics coupled with a large and growing rental market, which generates a large volume of potential first-time homebuyers. We carefully analyze the demand of a market prior to entry through an extensive test marketing program to ensure that we can successfully turn renters into homebuyers. In addition, we evaluate new market expansion opportunities based on our ability to identify and hire local construction and homebuilding experts with detailed knowledge of the local market conditions. We believe our comprehensive new market evaluation process coupled with our unique operating model has and will continue to enable us to profitably expand into new markets.

Focus on attracting, training and developing our team

We believe that our people are the backbone of our success. We focus on identifying and attracting the best talent and providing them with world-class training and development. We directly invest in our sales professionals by conducting an intensive training program. Our continued commitment to our sales personnel is reflected in the ongoing weekly training sessions held in each of our sales offices coupled with the quarterly regional training events and an annual company-wide conference. We also work closely with our subcontractors and construction managers, training them on the most efficient way to build an LGI home.

Utilize Prudent Leverage

We intend to employ debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from our operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we intend to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. As of June 30, 2013, on a pro forma basis for this offering, we would have had $         million in outstanding indebtedness and a net debt-to-net book capitalization of         % (or total debt-to-total book capitalization of         %). As of June 30, 2013, on a pro forma basis for this offering, we maintained $         million of unrestricted cash and approximately $         million of availability under our secured credit agreements.

Market Overview

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau (the “Census Bureau”), and median home prices declined 34%, as measured by the CoreLogic Case-Shiller Index. In 2011, some U.S. markets showed early indications of recovery as a result of an improving macroeconomic backdrop and strong housing affordability. In the twelve months ended June 30, 2013, homebuilding permits increased 16% according to the Census Bureau and the median single-family home price increased 14% year-over-year, according to data compiled by the National Association of Realtors. According to the Census Bureau, growth in new home sales outpaced growth in existing home sales over the same period, increasing 38% as compared to 15% for existing homes. Our target markets include Houston, Dallas/Fort Worth, San Antonio, Austin, Phoenix, Tampa, Orlando and Atlanta.

Texas.    Texas housing fundamentals have shown considerable improvement in recent years, which is typically a precursor for increasing volume of home sales and home price appreciation. Houston was the first large metro area to recover all jobs lost during the recession and JBREC forecasts job growth in Houston averaging 3.3% per year from 2013 through 2015. For the twelve months ended June 30, 2013, existing homes sales in Houston reached 75,282, as compared to 56,807 in 2010 and sales are forecast to continue to grow at an average annual rate of 4.7% through 2015. Job growth in the Dallas and Fort Worth markets for the twelve months ended June 30, 2013, was 3.0% and 4.0%, respectively, significantly exceeding the 1.6% overall job growth in the U.S. During the same period, the Dallas market saw new home sales expand 25.4% and the Fort Worth market saw existing home sales increase 18.8%. In Austin, existing home sales volume increased 20.3% in 2012 while median single-family home prices rose 10.1% due to the area’s job growth outpacing new permit activity, declining inventory and historically high affordability. In the San Antonio market, low inventory levels paired with recovering demand are driving new home prices higher.

Phoenix.    The Phoenix market has recovered significantly with strong job growth fueling housing demand. As of June 30, 2013, the non-seasonally adjusted unemployment rate was 7.2%, down from 7.6% one year prior. In the twelve months ended June 30, 2013, new home sales were up 22.6% from the similar prior year period. Existing home values rose approximately 26% in the twelve months ended June 30, 2013 following five years of declining values, according to the JBREC Burns Home Value Index. Resale inventory has declined rapidly and, as of June 30, 2013, there was only 2.1 months of supply in the Phoenix market.

Central Florida.    The Central Florida market continues to recover as the local economy adds jobs and home inventory levels continue to decline driving price appreciation. In Tampa, the non-seasonally adjusted unemployment rate in June, 2013 was 7.2%, down from 8.8% one year prior. In June 2013, existing homes sales were up 74% from the trough of 2008. For the twelve months ended June 30, 2013, new home sales were up 23.4% period-over-period. Orlando is benefitting from its vibrant economy and globally recognized tourism industry. In June 2013, the non-seasonally adjusted unemployment rate was 6.9%, down from 8.7% one year earlier. Throughout the recession, Orlando’s population continued to grow and in 2012 Orlando added 38,500 people (a growth of 1.8%). Existing home sales have been on the rise, growing 117% from the end of 2008 through June 30, 2013. In the twelve months ended June 30, 2013, new home sales increased 33.8% from the similar prior year period.

Atlanta.    As the fundamentals that drive the Atlanta housing market reflect a more stable environment, the Atlanta housing market is on track for improving sales and pricing. Job growth was 2.4%, exceeding the national average of 1.6%, in the twelve months ended June 30, 2013, and home values appreciated 12.9% according to the JBREC Burns Home Value Index. In the same period, sales of new homes were up 23%, job creation was more than triple the number of homebuilding permits issued and resale listings declined to a level equal to 3.8 months supply.

The Transactions

LGI Transaction

Concurrently with this offering, we will acquire from Thomas Lipar, one of our founders, Eric Lipar, our Chief Executive Officer and Chairman of the Board and their respective affiliates, the equity interests of our predecessor, in exchange for              shares of our common stock (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus). In addition, we will issue             shares of common stock to the non-controlling interests in a subsidiary of our predecessor (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus). As a result, the entities which make up our predecessor will become our wholly-owned subsidiaries. See “Certain Relationships and Related Party Transactions.” We collectively refer to the transactions described in this paragraph as the “LGI Transaction.”

GTIS Transaction

Our predecessor owns a 15% equity interest in and manages the LGI/GTIS Joint Ventures. Concurrently with this offering, we will acquire from GTIS all of the GTIS equity interests in the LGI/GTIS Joint Ventures, in exchange for aggregate consideration of $41.4 million, consisting of a cash payment of $36.9 million and              shares of our common stock (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus) . We refer to the transactions described in this paragraph as the “GTIS Transaction.”

We will use purchase accounting for the GTIS Transaction. In the pro forma financial information appearing in “Unaudited Pro Forma Financial Information” and elsewhere in this prospectus, we estimate certain adjustments made as a result of this application of purchase accounting, including (i) recording the net tangible assets of the LGI/GTIS Joint Ventures at fair value, (ii) recording goodwill for the excess of the GTIS Transaction purchase price over the identifiable net tangible assets of the LGI/GTIS Joint Ventures, (iii) recording a gain as a result of the re-measurement of our predecessor’s equity interests in the LGI/GTIS Joint Ventures at fair value, and (iv) recording deferred income tax related to the purchase accounting adjustments. Following the closing of this offering, we will own all of the equity interests in the LGI/GTIS Joint Ventures and we will account for them on a consolidated basis rather than by using the equity method.

Formation Transactions and The Transactions

We refer to the LGI Transaction and the GTIS Transaction as the “Formation Transactions.” We refer to the Formation Transactions, the issuance and sale of shares of our common stock in this offering (excluding shares issuable upon any exercise of the underwriters’ option to purchase additional shares of our common stock) and the application of the net proceeds from this offering as described in “Use of Proceeds” as the “Transactions.”

Organizational Structure

The following is a simplified diagram of our organizational structure after giving effect to the Formation Transactions and this offering.

Summary Risk Factors

An investment in the shares of our common stock involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our common stock.

•

Continued or additional tightening of mortgage lending standards, mortgage financing requirements and rising interest rates could adversely affect the availability of mortgage loans for potential purchasers of our homes and thereby reduce our sales.

•	The Dodd-Frank Act may affect the availability or cost of mortgages, which could adversely affect our results of operations.

•	Our long-term growth depends, in part, upon our ability to acquire land parcels suitable for residential homebuilding at reasonable prices.

•	Risks associated with our land and lot inventories could adversely affect our business or financial results.

•	Labor and raw material shortages and price fluctuations could delay or increase the cost of home construction, which could materially and adversely affect us.

•	Any limitation on, or reduction or elimination of, tax benefits associated with homeownership would have an adverse effect upon the demand for homes, which could be material to our business.

•

The recent growth in the housing market may not continue at the same rate, and any decline in the growth rate in our markets or for the homebuilding industry may materially and adversely affect our business and financial condition.

•	We may incur a variety of costs to engage in future growth or expansion of our operations and the anticipated benefits may never be realized.

•	Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should experience a decline.

•	Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

•	Fluctuations in real estate values may require us to write-down the book value of our real estate assets.

•	We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

•	Concentration of ownership of the voting power of our capital stock may prevent other stockholders from influencing corporate decisions and create perceived conflicts of interest.

•

There is currently no public market for shares of our common stock, a trading market for our common stock may never develop following this offering and our common stock price may be volatile and could decline substantially following this offering.

•	The offering price per share of our common stock offered by this prospectus may not accurately reflect the value of your investment.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Thus, we are not required to provide more than two years of audited financial statements, selected financial data and related Management’s Discussion & Analysis of Financial Condition and Results of Operations in this prospectus. For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an attestation and report from our auditors on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	comply with certain new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB;

•	comply with certain new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission, or the SEC, determines otherwise;

•	provide disclosures regarding executive compensation required of larger public companies; and

•	obtain stockholder approval of any golden parachute payments not previously approved.

We intend to take advantage of all of these exemptions.

We will cease to be an emerging growth company when any of the following conditions apply:

•	we have $1.0 billion or more in annual revenues;

•	at least $700 million in market value of our common stock are held by non-affiliates;

•	we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering has passed.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Our Offices

Our principal executive offices are located at 1450 Lake Robbins Drive, Suite 430, The Woodlands, Texas 77380, and our telephone number is (281) 362-8998. Our website address is www.lgihomes.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately following this offering	shares(1)

Underwriters’ option	We have granted the underwriters an option to purchase up to additional shares of our common stock.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use $36.9 million of the net proceeds from this offering to make a payment to GTIS as the cash portion of the purchase price to acquire all of the joint venture interests of GTIS in the LGI/GTIS Joint Ventures which we do not own, and we expect to use the remainder of the net proceeds for working capital and for general corporate purposes, including the acquisition of land, development of lots and construction of homes.

Dividend policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any of our financing arrangements and such other factors as our board of directors deems relevant. See “Dividend Policy.”

Proposed NASDAQ symbol	We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “LGIH.”

Risk factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors.”

(1)	Based on shares outstanding as of , 2013 and:
•

includes              shares issued in connection with the LGI Transaction (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus);

•

includes                  shares issued in connection with the GTIS Transaction (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus);

•

excludes restricted stock units to be granted to executive officers and directors upon the consummation of this offering under our Equity Incentive Plan (see “Compensation of Our Directors and Executive Officers—2013 Equity Incentive Plan”); and

•	excludes an additional shares of common stock authorized to be issued under our Equity Incentive Plan (see “Compensation of Our Directors and Executive Officers — 2013 Equity Incentive Plan”).

Summary Historical and Pro Forma Financial and Operating Data

The following table presents our summary historical and pro forma financial and operating data as of the dates and for the periods indicated.

The summary historical balance sheet and statement of operations information presented as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 are derived from the audited historical combined financial statements of our predecessor, LGI Homes Group (Predecessor), that are included elsewhere in this prospectus. The summary historical balance sheet and statement of operations information presented as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 are derived from the unaudited historical combined financial statements of LGI Homes Group (Predecessor) that are included elsewhere in this prospectus. The historical combined financial statements of our predecessor account for investments in the LGI/GTIS Joint Ventures using the equity method. The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements of LGI Homes Group (Predecessor) and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary pro forma financial information presented as of June 30, 2013 and for the six months ended June 30, 2013 and the year ended December 31, 2012 gives effect to the Formation Transactions, the issuance and sale of shares of our common stock in this offering and the use of proceeds thereof as described under “Use of Proceeds” and is derived from the unaudited and audited combined financial statements of LGI Homes Group (Predecessor) and the unaudited and audited financial statements of the LGI/GTIS Joint Ventures, included elsewhere in this prospectus. See “—The Transactions” for a description of the Formation Transactions. The summary pro forma financial information should be read together with our unaudited pro forma financial statements included elsewhere in this prospectus and “Unaudited Pro Forma Financial Information.”

	Pro Forma Six Months Ended June 30,	Six Months Ended June 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2013	2013	2012	2012	2012	2011
Statement of Operations Data:	(in thousands)
Home sales	$95,969	$57,998	$27,861	$143,378	$73,820	$49,270
Management and warranty fees	—	1,302	992	—	2,401	1,186

Total revenues	$95,969	$59,300	$28,853	$143,378	$76,221	$50,456
Cost of sales	69,465	42,142	20,273	104,229	54,531	36,700
Selling expenses	9,164	5,493	2,863	13,370	7,269	4,884
General and administrative	5,791	5,026	2,451	6,934	6,096	5,125
Income from unconsolidated joint ventures	—	(944)	(586)	—	(1,526)	(715)

Operating income	$11,549	$7,583	$3,852	$18,745	$9,851	$4,462
Interest expense	(6)	(6)	(25)	(1)	(1)	(28)
Other income, net	84	22	24	215	173	204

Net income before income taxes	$11,627	$7,599	$3,851	$18,959	$10,023	$4,637
Income taxes	4,069	136	65	6,598	155	125

Net income	$7,558	$7,463	$3,786	$12,361	$9,868	$4,512

(Income) loss attributable to non-controlling interests	—	146	(68)	(163)	(163)	(1,162)

Net income attributable to owners	$7,558	$7,609	$3,718	$12,198	$9,705	$3,350

	Pro Forma Six Months Ended June 30,		Six Months Ended June 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2013		2013	2012	2012	2012	2011
	(dollars in thousands)
Other Financial and Operating Data:
Active communities during period(1)		18	11	6	11	7	5
Home closings		664	397	204	1,062	536	376
Average sales price of homes closed		$145	$146	$137	$135	$138	$131
Gross margin(2)		$26,504	$15,856	$7,588	$39,149	$19,289	12,570
Gross margin %(3)		27.6%	27.3%	27.2%	27.3%	26.1%	25.5%
Adjusted gross margin(4)		$27,279	$16,631	$7,981	$39,958	$20,098	$13,831
Adjusted gross margin %(3)(4)		28.4%	28.7%	28.6%	27.9%	27.2%	28.1%
Adjusted EBITDA(5)		$12,760	$8,489	$4,322	$20,340	$10,845	$5,803
Adjusted EBITDA margin %(3)(5)		13.3%	14.6%	15.5%	14.2%	14.7%	11.8%
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$		$15,205			$7,069	$5,106
Real estate inventory		$90,160	$49,191			$28,489	$12,526
Total assets	$		$79,803			$45,556	$23,513
Notes payable		$23,065	$23,065			$14,969	$6,415
Total liabilities		$37,598	$32,526			$20,345	$8,878
Total equity	$		$47,278			$25,211	$14,635

(1)	With respect to the six months ended June 30, 2013 and 2012, defined as the sum of the number of communities in which we were closing homes as of the first day of the year and the last day of each quarter during the first half of the year divided by three. With respect to the year ended December 31, 2012 and 2011, defined as the sum of the number of communities in which we were closing homes as of the first day of the year and the last day of each quarter during the year divided by five.
(2)	Gross margin is home sales revenue less cost of sales.
(3)	Calculated as a percentage of home sales revenue.
(4)	Adjusted gross margin is a non-GAAP financial measure used by management as a supplemental measure in evaluating operating performance. We define adjusted gross margin as gross margin less capitalized interest included in the cost of sales. Our management believes this information is meaningful, because it isolates the impact that capitalized interest has on gross margin. However, because adjusted gross margin information excludes capitalized interest, which has real economic effects and could impact our results, the utility of adjusted gross margin information as a measure of our operating performance may be limited. In addition, other companies may not calculate adjusted gross margin information in the same manner that we do. Accordingly, adjusted gross margin information should be considered only as a supplement to gross margin information as a measure of our performance.

The following table reconciles adjusted gross margin to gross margin, which is the GAAP financial measure that our management believes to be most directly comparable:

	Pro Forma Six Months Ended June 30,	Six Months Ended June 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2013	2013	2012	2012	2012	2011
	(dollars in thousands)
Home sales	$95,969	$57,998	$27,861	$143,378	$73,820	$49,270
Cost of sales	69,465	42,142	20,273	104,229	54,531	36,700

Gross margin	$26,504	$15,856	$7,588	$39,149	$19,289	12,570
Capitalized interest charged to cost of sales	775	775	393	809	809	1,261

Adjusted gross margin	$27,279	$16,631	$7,981	$39,958	$20,098	$13,831

Gross margin %(a)	27.6%	27.3%	27.2%	27.3%	26.1%	25.5%
Adjusted gross margin %(a)	28.4%	28.7%	28.6%	27.9%	27.2%	28.1%

(a)	Calculated as a percentage of home sales revenue.

(5)	Adjusted EBITDA is a non-GAAP financial measure used by management as a supplemental measure in evaluating operating performance. We define adjusted EBITDA as net income before (i) interest expense, (ii) income taxes, (iii) depreciation and amortization, (iv) capitalized interest charged to the cost of sales and (v) other income, net and excluding adjustments resulting from the application of purchase accounting in connection with the GTIS Transaction. Our management believes that the presentation of adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA provides an indicator of general economic performance that is not affected by fluctuations in interest rates or effective tax rates, levels of depreciation or amortization and items considered to be unusual or non-recurring. Accordingly, our management believes that this measurement is useful for comparing general operating performance from period to period. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Although we use adjusted EBITDA as a financial measure to assess the performance of our business, the use of adjusted EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance. Our presentation of adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Our adjusted EBITDA is limited as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments, including for the purchase of land;

•	it does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements or improvements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate it differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, our adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. We compensate for these limitations by using our adjusted EBITDA along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. These GAAP measurements include operating income, net income and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments and other non-recurring charges, which are not reflected in our adjusted EBITDA.

Adjusted EBITDA is not intended as an alternative to net income as an indicator of our operating performance, as an alternative to any other measure of performance in conformity with GAAP or as an alternative to cash flows as a measure of liquidity. You should therefore not place undue reliance on our adjusted EBITDA calculated using this measure. Our GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table reconciles adjusted EBITDA to net income, which is the GAAP financial measure that our management believes to be most directly comparable:

	Pro Forma Six Months Ended June 30,	Six Months Ended June 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2013	2013	2012	2012	2012	2011
	(dollars in thousands)
Net income	$7,558	$7,463	$3,786	$12,361	$9,868	$4,512
Interest expense	6	6	25	1	1	28
Income taxes	4,069	136	65	6,598	155	126
Depreciation and Amortization	303	131	77	518	185	80
Capitalized interest charged to cost of sales	775	775	393	809	809	1,261
Other income, net	(84)	(22)	(24)	(215)	(173)	(204)
Purchase accounting adjustment(a)	133	—	—	268	—	—

Adjusted EBITDA	$12,760	$8,489	$4,322	$20,340	$10,845	$5,803

Adjusted EBITDA margin %(b)	13.3%	14.6%	15.5%	14.2%	14.7%	11.8%

(a)	This adjustment results from the application of purchase accounting in connection with the acquisition of all of the equity interests of GTIS in the GTIS Transaction and represents amortization of the fair value of a marketing-related intangible asset. See “Unaudited Pro Forma Financial Information.”
(b)	Calculated as a percentage of home sales revenue.

RISK FACTORS

An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the specific risk factors set forth below, which we believe address the material risks concerning our business and an investment in our common stock, together with the other information included elsewhere in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially impaired, in which case the trading price of our common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Our Business

Continued or additional tightening of mortgage lending standards and mortgage financing requirements and rising interest rates could adversely affect the availability of mortgage loans for potential purchasers of our homes and thereby reduce our sales.

Almost all purchasers of our homes finance their acquisition through lenders that provide mortgage financing. If mortgage interest rates increase, and, as a result, the ability of prospective homebuyers to finance home purchases is adversely affected, our operating results may be significantly negatively impacted. Our homebuilding activities are dependent upon the availability of mortgage financing to homebuyers. The availability of mortgage financing remains constrained, due in part to lower mortgage valuations on properties, various regulatory changes and lower risk appetite by lenders. Lenders currently require increased levels of financial documentation, larger down payments and more restrictive income to debt ratios. First-time homebuyers are generally more affected by the availability of mortgage financing than other potential homebuyers. These homebuyers are a key source of demand for our new homes. A limited availability of home mortgage financing may adversely affect the volume and sales price of our home sales.

Due to the recent volatility and uncertainty in the credit markets and in the mortgage lending and mortgage finance industries, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”), both of which purchase or insure mortgage loans and mortgage loan-backed securities, and its insurance of mortgage loans through or in connection with the Federal Housing Administration (“FHA”), the Veterans Administration (“VA”) and the U.S. Department of Agriculture (“USDA”). FHA and USDA backing of mortgage loans has been particularly important to the mortgage finance industry and to our business. If either the FHA or USDA raised their down payment requirements, our business could be materially affected. The USDA rural development program provides for zero down payment and 100% financing for homebuyers in qualifying areas. As of June 30, 2013, the USDA program is available in all our markets and is available to 65% of our active communities. If the USDA program was discontinued or if funding was decreased, then our business could be adversely affected. In addition, if the USDA changed its determination of areas that are eligible to qualify for the program, it could have an adverse effect on our business.

The availability and affordability of mortgage loans, including interest rates for such loans, could also be adversely affected by a scaling back or termination of the federal government’s mortgage loan-related programs or policies. Because Fannie Mae-, Freddie Mac-, FHA-, USDA- and VA-backed mortgage loans have been an important factor in marketing and selling many of our homes, any limitations or restrictions in the availability of, or higher consumer costs for, such government-backed financing could reduce our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. The elimination or curtailment of state bonds utilized by us could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

The Dodd-Frank Act may affect the availability or cost of mortgages, which could adversely affect our results of operations.

Further tightening of mortgage lending standards and practices and/or reduced credit availability for mortgages may also result from the implementation of regulations under the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Among other things, the Dodd-Frank Act established several requirements (including risk retention obligations) relating to the origination, securitizing and servicing of, and consumer disclosures for, mortgage loans. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk and remedies for borrowers in foreclosure proceedings. These requirements, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any such reduction could result in a decline of our home sales, which could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

Our long-term growth depends in part upon our ability to acquire land parcels suitable for residential homebuilding at reasonable prices.

Our long-term growth depends in large part on the price at which we are able to obtain suitable land parcels for the development of our homes. Our ability to acquire land parcels for new single-family homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning, regulations that limit housing density, the ability to obtain building permits, environmental requirements and other market conditions and regulatory requirements. If suitable lots or land become less available, the number of homes we may be able to build and sell could be reduced, and the cost of land could be increased substantially, which could adversely impact us. As competition for suitable land increases, the cost of undeveloped lots and the cost of developing owned land could rise and the availability of suitable land at acceptable prices may decline, which could adversely impact us. The availability of suitable land assets could also affect the success of our land acquisition strategy, which may impact our ability to increase the number of our active communities, grow our revenue and margins, and achieve or maintain profitability. Additionally, developing undeveloped land is capital intensive and time consuming and we may develop land based upon forecasts and assumptions that prove to be inaccurate, resulting in projects that are not economically viable.

Risks associated with our land and lot inventories could adversely affect our business or financial results.

Risks inherent in controlling, purchasing, holding and developing land for new home construction are substantial. The risks inherent in purchasing and developing land parcels increase as consumer demand for housing decreases. As a result, we may buy and develop land parcels on which homes cannot be profitably built and sold. In certain circumstances, a grant of entitlements or development agreement with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which would negatively impact the price of such entitled land by restricting our ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. Developing land and constructing homes takes a significant amount of time and requires a substantial cash investment. In Texas, land development has started to become a bigger part of our operations and we expect to expand our development activities in our other markets as well. The time and investment required for development may adversely impact our business. We have substantial real estate inventories which regularly remain on our balance sheet for significant periods of time, during which time we are exposed to the risk of adverse market developments, prior to their sale. Our business model is based on building homes before a sales contract is executed and a customer deposit is received. Because interest and other expenses are capitalized during construction but expensed after completion, we recognize interest and maintenance expense on unsold completed homes inventory. As of June 30, 2013, we had 213 completed homes in inventory and 380 homes in progress in inventory. In the event there is a downturn in housing sales in our markets, our inventory of completed homes could increase, leading to additional financing costs and lower margins, which could have a material adverse effect on our financial results and operations. In the event of significant changes in economic or market conditions, we may have to sell homes at significantly lower margins or at a loss, if we are able to sell them at all. Additionally, deteriorating market conditions could cause us to record significant inventory impairment charges. The recording of a significant inventory impairment could negatively affect our reported earnings per share and negatively impact the market perception of our business.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time.

Real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and we may be forced to hold non-income producing assets for an extended period of time. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

Labor and raw material shortages and price fluctuations could delay or increase the cost of home construction, which could materially and adversely affect us.

The residential construction industry experiences serious labor and raw material shortages from time to time, including shortages in qualified tradespeople, and supplies of insulation, drywall, cement, steel and lumber. These labor and raw material shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. Our markets have recently begun to exhibit a reduced level of skilled labor relative to increased homebuilding demand in these markets. Labor and raw material shortages and any resulting price increases could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our business and results of operations are dependent on the availability and skill of subcontractors.

We engage subcontractors to perform the construction of our homes, and in many cases, to select and obtain the raw materials. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. While we anticipate being able to obtain sufficient materials and reliable subcontractors and believe that our relationships with subcontractors are good, we do not have long-term contractual commitments with any subcontractors, and we can provide no assurance that skilled subcontractors will continue to be available at reasonable rates and in our markets. The inability to contract with skilled subcontractors at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Despite our quality control efforts, we may discover that our subcontractors have engaged in improper construction practices or have installed defective materials in our homes. When we discover these issues, we generally utilize our subcontractors to repair the homes in accordance with our new home warranty and as required by law. The adverse costs of satisfying our warranty and other legal obligations in these instances may be significant and we may be unable to recover the costs of warranty-related repairs from subcontractors, suppliers and insurers, which could have a material impact on our business, prospects, liquidity, financial condition and results of operations.

Any limitation on, or reduction or elimination of, tax benefits associated with homeownership would have an adverse effect upon the demand for homes, which could be material to our business.

Changes in federal income tax laws may affect demand for new homes. Current tax laws generally permit significant expenses associated with homeownership, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal and, in many cases, state taxable income. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. For instance, under the American Taxpayer Relief Act of 2012, which was signed into law in January 2013, the federal government enacted higher income tax rates and limits on the value of tax deductions for certain high-income individuals and households. If the federal government or a state government changes or further changes its income tax laws, as some lawmakers have proposed, by eliminating, limiting or substantially reducing these income tax benefits without offsetting provisions, the after-tax cost of owning a new home would increase for many of our potential homebuyers. Enactment of any such proposal may have an adverse effect on the homebuilding industry in general, as the loss or reduction of homeowner tax deductions could decrease the demand for new homes.

The recent growth in the housing market may not continue at the same rate, and any decline in the growth rate in our served housing markets or for the homebuilding industry may materially and adversely affect our business and financial condition.

Although the housing markets in the geographic areas in which we operate are currently stronger than they have been in recent years, we cannot predict whether and to what extent this will continue, particularly if interest rates for mortgage loans continue to rise. Other factors which might impact growth in the homebuilding industry include uncertainty in domestic and international financial, credit and consumer lending markets amid slow growth or recessionary conditions in various regions around the world; tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, more conservative appraisals, higher loan-to-value ratios and extensive buyer income and asset documentation requirements, or Federal Reserve policy changes. Given these factors, we can provide no assurance that present housing market trends will continue, whether overall or in our markets.

If there is limited economic growth or declines in employment and consumer income and/or continued tight mortgage lending standards and practices in the geographic areas in which we operate or if interest rates for mortgage loans continue to rise, there could likely be a corresponding adverse effect on our business, prospects, liquidity, financial condition and results of operations, including, but not limited to, the number of homes we sell, our average selling prices, the amount of revenues or profits we generate, and the effect may be material.

If we are unable to develop our communities successfully or within expected time-frames, our results of operations could be adversely affected.

Before a community generates any revenue, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities and sales facilities. It can take several years from the time we acquire control of an undeveloped property to the time we make our first home sale on the site. Delays in the development of communities expose us to the risk of changes in market conditions for homes. A decline in our ability to develop and market one of our new undeveloped communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

We may be unable to obtain suitable bonding for the development of our housing projects.

We are often required to provide bonds to governmental authorities and others to ensure the completion of our projects. As a result of market conditions, surety providers have been reluctant to issue new bonds and some providers are requesting credit enhancements (such as cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds. If we are unable to obtain required bonds in the future for our projects, or if we are required to provide credit enhancements with respect to our current or future bonds, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

We may incur a variety of costs to engage in future growth or expansion of our operations and the anticipated benefits may never be realized.

We intend to grow our operations in existing markets, and we may expand into new markets. We may be unable to achieve the anticipated benefits of any such growth or expansion, the anticipated benefits may take longer to realize than expected or we may incur greater costs than expected in attempting to achieve the anticipated benefits. In such cases, we will need to employ additional personnel at all levels and consult with personnel that are knowledgeable of such markets. There can be no assurance that we will be able to employ or retain the necessary personnel, that we will be able to successfully implement a disciplined management process and culture with local management, or that our expansion operations will be successful. This could disrupt our ongoing operations and divert management resources that would otherwise focus on developing our existing business. Accordingly, any such expansion could expose us to significant risks, beyond those associated with operating our existing business, and may adversely affect our business, prospects, liquidity, financial condition and results of operations.

The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to our customers, our business could decline.

We operate in a very competitive environment which is characterized by competition from a number of other homebuilders and land developers in each market in which we operate. Additionally, there are relatively low barriers to entry into our business. We compete with large national and regional homebuilding companies, many of which have greater financial and operational resources than us, and with smaller local homebuilders and land developers, some of which may have lower administrative costs than us. We may be at a competitive disadvantage with regard to certain of our large national and regional homebuilding competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market. Furthermore, we generally have a lower market share in each of our markets as compared to many of our competitors. Many of our competitors may also have longer operating histories and longstanding relationships with subcontractors and suppliers in the markets in which we operate. This may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. We compete for, among other things, homebuyers, desirable land parcels, financing, raw materials and skilled management and labor resources. Our competitors may independently develop land and construct homes that are substantially similar to our products.

Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion and cause us to increase our selling incentives and reduce our prices. An oversupply of homes available for sale or discounting of home prices could adversely affect pricing for homes in the markets in which we operate. Oversupply and price discounting have periodically adversely affected certain markets, and it is possible that our markets will be adversely affected by these factors in the future.

We also compete with the resale, or “previously owned,” home market as well as shadow inventory. According to JBREC, while the number of homes entering the foreclosure process is declining, the overall volume is still quite high relative to historical levels. Approximately 10.8% of all mortgages are delinquent or in foreclosure as of the second quarter of 2013–nearly twice the pre-2008 level. The shadow inventory is still substantial. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. These banks may change their philosophy and decide to dispose of these distressed loans at a more rapid pace. As of June 30, 2013, as estimated by JBREC, less than 8% of the total housing units in the United States have some sort of distress; the remaining 92% do not.

If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected. We can provide no assurance that we will be able to continue to compete successfully in any of our markets. Our inability to continue to compete successfully in any of our markets could have a material adverse effect on our business, prospects, liquidity, financial condition or results of operations.

New and existing laws and regulations or other governmental actions, including with respect to zoning and entitlement, may increase our expenses, limit the number of homes that we can build or delay completion of our projects.

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. We may encounter issues with entitlement or encounter zoning changes that impact our operations. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or zoning changes. Such moratoriums generally relate to insufficient water supplies, sewage facilities, delays in utility hook-ups, or inadequate road capacity within specific market areas or subdivisions. Local governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result, home sales could decline and costs could increase, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects.

We are subject to a variety of local, state, federal and other laws, statutes, ordinances, rules and regulations concerning the environment, hazardous materials, the discharge of pollutants and human health and safety. The particular environmental requirements which apply to any given site vary according to multiple factors, including the site’s location, its environmental conditions, the current and former uses of the site, the presence or absence of endangered plants or animals or sensitive habitats, and conditions at nearby properties. We may not identify all of these concerns during any pre-acquisition or pre-development review of project sites. Environmental requirements and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or in areas contaminated by others before we commence development. We are also subject to third-party challenges, such as by environmental groups or neighborhood associations, under environmental laws and regulations to the permits and other approvals for our projects and operations. Sometimes regulators from different governmental agencies do not concur on development, remedial standards or property use restrictions for a project, and the resulting delays or additional costs can be material for a given project.

From time to time, the United States Environmental Protection Agency and similar federal, state or local agencies review land developers’ and homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws, including those applicable to control of storm water discharges during construction, or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs and result in project delays. We expect that increasingly stringent requirements will be imposed on land developers and homebuilders in the future. We cannot assure you that environmental, health and safety laws will not change or become more stringent in the future in a manner that could have a material adverse effect on our business. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber, and on other building materials, such as paint.

Ownership, leasing or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to soil, water and air, including asbestos, the handling of hazardous materials and the cleanup of contaminated sites. We may be liable for the costs of removal, investigation or remediation of man-made or natural hazardous or toxic substances located on, under or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution.

The particular impact and requirements of environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former uses of the site. We expect that increasingly stringent requirements may be imposed on land developers and homebuilders in the future. Environmental laws may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas, such as wetlands. Concerns could arise due to post-acquisition changes in laws or agency policies, or the interpretation thereof.

Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups or neighborhood associations, under environmental laws and regulations to the permits and other approvals required for our projects and operations. These matters could adversely affect our business, prospects, liquidity, financial condition and results of operations.

As a homebuilding and land development business with a wide variety of historic ownership, development, homebuilding and construction activities, we could be liable for future claims for damages as a result of the past or present use of hazardous materials, including building materials or fixtures known or suspected to be hazardous or to contain hazardous materials or due to use of building materials or fixtures which are associated with elevated mold. Any such claims may adversely affect our business, prospects, financial condition and results of operations. Insurance coverage for such claims may be limited or nonexistent.

Difficulties with appraisal valuations in relation to the proposed sales price of our homes could force us to reduce the price of our homes for sale.

Each of our home sales is accompanied by an appraisal of the home value before closing. These appraisals are professional judgments of the market value of the property and are based on a variety of market factors. If our internal valuations of the market and pricing do not line up with the appraisal valuations and appraisals are not at or near the agreed upon sales price, we may be forced to reduce the sales price of the home to complete the sale. These appraisal issues could have a material adverse effect on our business and results of operations.

Because of the seasonal nature of our business, our quarterly operating results fluctuate.

As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Seasonality,” we have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis. We close more homes in our second, third and fourth quarters. Thus, our revenue may fluctuate on a quarterly basis and we may have higher capital requirements in our second, third and fourth quarters. Accordingly, there is a risk that we will invest significant amounts of capital in the acquisition and development of land and construction of homes that we do not sell at anticipated pricing levels or within anticipated time frames. If, due to market conditions, construction delays or other causes, we do not complete home sales at anticipated pricing levels or within anticipated time frames, our business, prospects, liquidity, financial condition and results of operations would be adversely affected. We expect this seasonal pattern to continue over the long term but we can make no assurances as to the degree to which our historical seasonal patterns will occur in the future.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.

As a homebuilder and land developer, we are subject to the risks associated with numerous weather-related and geologic events. These weather-related and geologic events include but are not limited to hurricanes, tornados, droughts, floods, brushfires, wildfires, landslides, soil subsidence and earthquakes and other natural disasters. The occurrence of any of these events could damage our land parcels and projects, cause delays in completion of our projects, reduce consumer demand for housing, and cause shortages and price increases in labor or raw materials, any of which could affect our sales and profitability. In addition to directly damaging our land or projects, many of these natural events could damage roads and highways providing access to those assets or affect the desirability of our land or projects, thereby adversely affecting our ability to market homes or sell land in those areas and possibly increasing the costs of homebuilding completion.

There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with hurricanes, landslides, earthquakes and other weather-related and geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should experience a decline.

Our business strategy is focused on the acquisition of suitable land and the design, construction and sale of single-family homes in residential subdivisions, including planned communities, in Texas, Arizona, Florida and Georgia. Because our operations are currently concentrated in these areas, a prolonged economic downturn in the future in one or more of these areas, particularly within Texas, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more diversified operations.

Moreover, certain insurance companies doing business in Florida and Texas have restricted, curtailed or suspended the issuance of homeowners’ insurance policies on single-family homes. This has both reduced the availability of hurricane and other types of natural disaster insurance in Florida and Texas, in general, and increased the cost of such insurance to prospective purchasers of homes in Florida and Texas. Mortgage financing for a new home is conditioned, among other things, on the availability of adequate homeowners’ insurance. There can be no assurance that homeowners’ insurance will be available or affordable to prospective purchasers of our homes offered for sale in the Florida and Texas markets. Long-term restrictions on, or unavailability of, homeowners’ insurance in the Florida and Texas markets could have an adverse effect on the homebuilding industry in that market in general, and on our business within that market in particular. Additionally, the availability of permits for new homes in new and existing developments has been adversely affected by the significantly limited capacity of the schools, roads, and other infrastructure in that market.

If adverse conditions in these markets develop in the future, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. Furthermore, if buyer demand for new homes in these markets decreases, home prices could decline, which would have a material adverse effect on our business.

Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.

The homebuilding and land development industry is capital-intensive and requires significant up-front expenditures to acquire land parcels and begin development. In addition, if housing markets are not favorable or permitting or development takes longer than anticipated, we may be required to hold our investments in land for extended periods of time. If internally generated funds are not sufficient, we may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The credit and capital markets have recently experienced significant volatility. If we are required to seek additional financing to fund our operations, continued volatility in these markets may restrict our flexibility to access such financing. If we are not successful in obtaining sufficient funding for our planned capital and other expenditures, we may be unable to acquire additional land for development and/or to develop new housing. Additionally, if we cannot obtain additional financing to fund the purchase of land under our purchase or option contracts, we may incur contractual penalties and fees. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any one or more of the foregoing events could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

Our business can be substantially affected by adverse changes in general economic or business conditions that are outside of our control, including changes in short-term and long-term interest rates; employment levels and job and personal income growth; housing demand from population growth, household formation and other demographic changes, among other factors; availability and pricing of mortgage financing for homebuyers; consumer confidence generally and the confidence of potential homebuyers in particular; financial system and credit market stability; private party and government mortgage loan programs (including changes in FHA, USDA, VA, Fannie Mae and Freddie Mac conforming mortgage loan limits, credit risk/mortgage loan insurance premiums and/or other fees, down payment requirements and underwriting standards), and federal and state regulation, oversight and legal action regarding lending, appraisal, foreclosure and short sale practices; federal and state personal income tax rates and provisions, including provisions for the deduction of mortgage loan interest payments, real estate taxes and other expenses; supply of and prices for available new or resale homes (including lender-owned homes) and other housing alternatives, such as apartments, single-family rentals and other rental housing; homebuyer interest in our current or new product designs and new home community locations, and general consumer interest in purchasing a home compared to choosing other housing alternatives; and real estate taxes. Adverse changes in these conditions may affect our business nationally or may be more prevalent or concentrated in particular submarkets in which we operate. Inclement weather, natural disasters (such as earthquakes, hurricanes, tornadoes, floods, droughts and fires), and other environmental conditions can delay the delivery of our homes and/or increase our costs. Civil unrest or acts of terrorism can also have a negative effect on our business.

The potential difficulties described above can cause demand and prices for our homes to fall or cause us to take longer and incur more costs to develop the land and build our homes. We may not be able to recover these increased costs by raising prices because of market conditions. The potential difficulties could also lead some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of land, raw materials and labor needed to operate our business. If our markets have an oversupply of homes relative to demand, we may be unable to offset any such increases in costs with corresponding higher sales prices for our homes. Inflation may also accompany higher interests rates, which could adversely impact potential customers’ ability to obtain financing on favorable terms, thereby further decreasing demand. If we are unable to raise the prices of our homes to offset the increasing costs of our operations, our margins could decrease. Furthermore, if we need to lower the price of our homes to meet demand, the value of our land inventory may decrease. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

Interest rate changes may adversely affect us.

We currently do not hedge against interest rate fluctuations. We may obtain in the future one or more forms of interest rate protection in the form of swap agreements, interest rate cap contracts or similar agreements to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.

We are subject to warranty and liability claims arising in the ordinary course of business that can be significant.

As a homebuilder, we are subject to construction defect, product liability and home warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business. We maintain, and require our subcontractors to maintain, general liability insurance (including construction defect and bodily injury coverage) and workers’ compensation insurance and generally seek to require our subcontractors to indemnify us for liabilities arising from their work. While these insurance policies, subject to deductibles and other coverage limits, and indemnities protect us against a portion of our risk of loss from claims related to our homebuilding activities, we cannot provide assurance that these insurance policies and indemnities will be adequate to address all our home warranty, product liability and construction defect claims in the future, or that any potential inadequacies will not have an adverse effect on our financial statements. Additionally, the coverage offered by and the availability of general liability insurance for construction defects are currently limited and costly. We cannot provide assurance that coverage will not be further restricted, increasing our risks and financial exposure to claims, and/or become more costly.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. Insurance against certain types of risks, such as terrorism, earthquakes or floods or personal injury claims, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment or underlying assets or subject to a large deductible. In addition, there can be no assurance certain types of risks which are currently insurable will continue to be insurable on an economically feasible basis. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. Furthermore, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for lots controlled under purchase, option or similar contracts may be put at risk.

Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations subject valuations to uncertainty. Moreover, our valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality.

If housing demand fails to meet our expectations when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we build and sell houses. We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. Further material write-downs and impairments in the value of our inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

Fluctuations in real estate values may require us to write-down the book value of our real estate assets.

The homebuilding and land development industries are subject to significant variability and fluctuations in real estate values. As a result, we may be required to write-down the book value of our real estate assets in accordance with U.S. GAAP, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Acts of war or terrorism may seriously harm our business.

Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our business, prospects, liquidity, financial condition and results of operations.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding and land development industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business.

Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies, governmental authorities and local communities, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We may become subject to litigation, which could materially and adversely affect us.

In the future, we may become subject to litigation, including claims relating to our operations, securities offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenue or results of operations to decline.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect our sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.

This prospectus contains estimates, forecasts and projections relating to our markets that were prepared for us for use in connection with this offering by JBREC, an independent research provider and consulting firm focused on the housing industry. See “Market Opportunity.” The estimates, forecasts and projections relate to, among other things, employment, demographics, household income, home sales prices and affordability. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC and we have not independently verified this information.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections. We have not independently verified these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.

An information systems interruption or breach in security could adversely affect us.

We rely on accounting, financial and operational management information systems to conduct our operations. Any disruption in these systems could adversely affect our ability to conduct our business. Furthermore, any security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Termination of the employment agreement with our Chief Executive Officer could be costly and prevent a change in control of our company.

The employment agreement with our Chief Executive Officer, Eric Lipar, provides that if his employment with us terminates under certain circumstances, we may be required to pay him a significant amount of severance compensation, thereby making it costly to terminate his employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock.

Risks Related to Our Organization and Structure

We depend on key management personnel and other experienced employees.

Our success depends to a significant degree upon the contributions of certain key management personnel including, but not limited to, Eric Lipar, our Chief Executive Officer and Chairman of our board. Although we have entered into an employment agreement with Mr. Lipar, there is no guarantee that Mr. Lipar will remain employed by us. If any of our key management personnel were to cease employment with us, our operating results could suffer. Our ability to retain our key management personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained key man life insurance that would provide us with proceeds in the event of death or disability of any of our key management personnel.

Experienced employees in the homebuilding, land acquisition and construction industries are fundamental to our ability to generate, obtain and manage opportunities. In particular, local knowledge and relationships are critical to our ability to source attractive land acquisition opportunities. Experienced employees working in the homebuilding and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, prospects, liquidity, financial condition and results of operations. The loss of any of our key personnel could adversely impact our business, prospects, financial condition and results of operations.

We may change our operational policies, investment guidelines and our business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors will determine our operational policies, investment guidelines and our business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to pay dividends, if any, taxes and other expenses.

We are a holding company and will have no material assets other than our ownership of membership interests or limited partnership interests in our subsidiaries. We have no independent means of generating revenue. We intend to cause our subsidiaries to make distributions to their members or partners in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Future financing arrangements may contain negative covenants, limiting the ability of our subsidiaries to declare or pay dividends or make distributions. To the extent that we need funds, and our subsidiaries are restricted from making such dividends or distributions under applicable law or regulations, or otherwise unable to provide such funds, for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds, our liquidity and financial condition could be materially harmed.

The obligations associated with being a public company will require significant resources and management attention.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NASDAQ Global Select Market, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an “emerging growth company,” as defined in the JOBS Act, and, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404.

Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting.

These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We are an “emerging growth company,” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, although a variety of circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Any joint venture investments that we make could be adversely affected by our lack of sole decision making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a land acquisition and/or a development. In this event, we would not be in a position to exercise sole decision-making authority regarding the acquisition and/or development, and our investment may be illiquid due to our lack of control. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that our joint venture partners might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Our joint venture partners may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the our joint venture partners would have full control over the land acquisition or development. Disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

We expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of June 30, 2013, we had $40 million of revolving credit facilities to finance our construction and development activities. As of June 30, 2013, we had outstanding borrowings of $22.5 million under our credit facilities and we could borrow an additional $1.7 million under our credit facilities without breaching any of the facilities’ financial covenants. As of June 30, 2013, borrowings under our credit facilities bore interest at a weighted average rate of 4.03% per annum; interest is payable monthly. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, if any, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our certificate of incorporation does not contain a limitation on the amount of indebtedness we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

Incurring substantial indebtedness could subject us to many risks that, if realized, would adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt which is likely to result in acceleration of such indebtedness;

•	our indebtedness may increase our vulnerability to adverse economic and industry conditions with no assurance that our profitability will increase with higher financing cost;

•

we may be required to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for operations and capital expenditures, future investment opportunities or other purposes; and

•	the terms of any refinancing may not be as favorable as the terms of the indebtedness being refinanced.

If we do not have sufficient funds to repay our indebtedness at maturity, it may be necessary to refinance the indebtedness through additional debt or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flows and results of operations. If we are unable to refinance our indebtedness on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our assets that may be pledged to secure our obligations to foreclosure. Unsecured debt agreements may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other indebtedness in some circumstances. Defaults under our credit facilities and our other debt agreements, if any, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.

Our access to additional third-party sources of financing will depend, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.

Recently, domestic financial markets have experienced unusual volatility, uncertainty and a tightening of liquidity in both the high yield debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the U.S. credit crisis as investors demanded a higher risk premium. Given the current volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may charge us prohibitively high fees in order to obtain financing. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.

Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.

Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive provisions.

Our current financing arrangements contain, and the financing arrangements we enter into in the future likely will contain, provisions that limit our ability to do certain things. In particular, our secured revolving credit facilities include provisions requiring the net worth and liquidity of LGI Homes Group, LLC and its subsidiaries to be equal to or greater than $18.5 million and $2.5 million, respectively. With respect to the ratio of consolidated total liabilities to net worth, the leverage ratio of LGI Homes Group, LLC and its subsidiaries must be, for any period ending on or before September 30, 2013, equal to or less than 1.75 to 1.00. For any period ending after September 30, 2013, the leverage ratio of LGI Homes Group, LLC and its subsidiaries must be equal to or less than 1.50 to 1.00. If we fail to meet or satisfy any of these provisions, we would be in default under our credit facilities and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. In addition, future indebtedness may contain financial covenants limiting our ability to, for example, incur additional indebtedness, make certain investments, reduce liquidity below certain levels and pay dividends to our stockholders, and otherwise affect our operating policies. If we default on one or more of our debt agreements, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Interest expense on debt we incur may limit our cash available to fund our growth strategies.

As of June 30, 2013, we had $40 million of revolving credit facilities. As of June 30, 2013, we had outstanding borrowings of $22.5 million under our credit facilities and we could borrow an additional $1.7 million under our credit facilities without breaching any of the facilities’ financial covenants. As of June 30, 2013, borrowings under our credit facilities bore interest at a weighted average rate of 4.03% per annum. If our operations do not generate sufficient cash from operations at levels currently anticipated, we may seek additional capital in the form of debt financing. Our current indebtedness has, and any additional indebtedness we subsequently incur may have, a floating rate of interest. Higher interest rates could increase debt service requirements on our current floating rate indebtedness and on any floating rate indebtedness we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay existing indebtedness during periods of rising interest rates, we could be required to refinance our then-existing indebtedness on unfavorable terms or liquidate one or more of our assets to repay such indebtedness at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either such event or both could materially and adversely affect our cash flows and results of operations.

Risks Related to this Offering and Ownership of our Common Stock

There is currently no public market for shares of our common stock, a trading market for our common stock may never develop following this offering and our common stock price may be volatile and could decline substantially following this offering.

Prior to this offering there has been no market for shares of our common stock. Although we intend to apply to list the shares of our common stock on the NASDAQ Global Select Market, an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for shares of our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market does not develop or is not maintained, the market price of our common stock may decline and you may not be able to sell your shares. Even if an active trading market develops for our common stock subsequent to this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock.

The offering price per share of our common stock offered by this prospectus may not accurately reflect the value of your investment.

Prior to this offering there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated among us and the representatives of the underwriters. Among the factors considered in determining the offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

If you purchase common stock in this offering, you will experience immediate dilution.

The offering price of our common stock is higher than the net tangible book value per share of our common stock outstanding upon the completion of this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $         in the net tangible book value per share of our common stock, based upon an assumed initial public offering price equal to $        , the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds the per share net tangible book value of our assets.

We have broad discretion to use the offering proceeds, and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our common stock to decline.

Concentration of ownership of the voting power of our capital stock may affect other stockholders from influencing corporate decisions and create perceived conflicts of interest.

Immediately following completion of this offering, Eric Lipar, our Chief Executive Officer and chairman of the board, and Thomas Lipar, his father and one of our founders, and their respective affiliates will collectively beneficially own approximately     % of our outstanding shares of common stock (    % if the underwriters exercise in full their option to purchase additional shares of common stock). They have stated to the Company that they are not acting as a group. However, they will be in a position, if they choose to act as a group in the future, to affect the election of our directors, adoption of our policies and operations and the outcome of corporate transactions or other matters submitted for stockholder approval, including mergers, consolidations, the sale of our assets or a change in control of us. Eric Lipar and Thomas Lipar may have interests that differ from yours and may vote in ways with which you disagree and which may be adverse to your interests. This ownership concentration may adversely impact the trading of our capital stock because of a perceived conflict of interest, thereby depressing the value of our capital stock.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Future sales of our common stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Following completion of this offering, we will have outstanding              shares of common stock (             shares if the underwriters exercise in full their option to purchase additional shares of common stock). The              shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by our affiliates. Shares of our common stock outstanding prior to completion of this offering will be “restricted securities” under the Securities Act. These restricted securities may be sold only if they are registered under the Securities Act by us or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder.

Moreover, upon the completion of this offering, our officers and employees will be granted an aggregate of              restricted stock units (based upon the midpoint of the price range set forth on the cover page of this prospectus) pursuant to our 2013 Equity Incentive Plan and our non-employee directors will be granted an aggregate of              restricted stock units upon the completion of this offering pursuant to our 2013 Equity Incentive Plan (based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. In connection with this offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2013 Equity Incentive Plan, including the restricted stock units to be granted to the members of our management team, other officers and employees and our non-employee directors upon the completion of this offering pursuant to our 2013 Equity Incentive Plan.

Further, upon the completion of this offering, GTIS will beneficially own              shares of our common stock representing     % of our outstanding shares of common stock.

In connection with this offering, we and each of our officers and directors and all of our stockholders, including GTIS, have agreed that, and purchasers of our shares through the directed share program will agree that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Deutsche Bank Securities Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock.

Sales of substantial amounts of our common stock, or the perception that such sales could occur, by large stockholders or otherwise, could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the market price of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws and Delaware law could impair a takeover attempt that our stockholders may find beneficial.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	authorizing our board of directors, without further action by the stockholders, to issue blank check preferred stock;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	authorizing our board of directors, without stockholder approval, to amend our bylaws;

•

limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on our board of directors to our board of directors then in office; and

•

subject to certain exceptions, limiting our ability to engage in certain business combinations with an “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder.

Additionally, Delaware anti-takeover laws may impair a takeover attempt that our stockholders may consider beneficial. Any provision of our certificate of incorporation or bylaws that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

Non-U.S. holders may be subject to United States federal income tax on gain realized on the sale or disposition of shares of our common stock.

Because of our anticipated holdings in United States real property interests following the completion of the Transactions, we believe we will be and will remain a “United States real property holding corporation” for United States federal income tax purposes. As a result, a non-U.S. holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) generally will be subject to United States federal income tax on any gain realized on a sale or disposition of shares of our common stock unless our common stock is regularly traded on an established securities market and such non-U.S. holder did not actually or constructively hold more than 5% of our common stock at any time during the shorter of (a) the five-year period preceding the date of the sale or disposition and (b) the non-U.S. holder’s holding period in such stock. In addition, if our common stock is not regularly traded on an established securities market, a purchaser of the stock generally will be required to withhold and remit to the Internal Revenue Services (the “IRS”) 10% of the purchase price. A non-U.S. holder also will be required to file a United States federal income tax return for any taxable year in which it realizes a gain from the disposition of our common stock that is subject to United States federal income tax. We anticipate that our common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our common stock will remain regularly traded in the future. Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our common stock.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

If a trading market for our common stock develops, the trading market will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain analyst coverage in the future. Any analysts who do cover us may make adverse recommendations regarding our stock, adversely change their recommendations from time to time, and/or provide more favorable relative recommendations about our competitors. If any analyst who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus, and we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events, including those set forth in the JBREC market study. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The following factors, among others, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements:

•	adverse economic changes either nationally or in the markets in which we operate, including increases in unemployment, volatility of mortgage interest rates and inflation;

•	a slowdown in the homebuilding industry;

•	continued volatility and uncertainty in the credit markets and broader financial markets;

•	the cyclical and seasonal nature of our business;

•	our future operating results and financial condition;

•	our business operations;

•	changes in our business and investment strategy;

•	availability of land to acquire and our ability to acquire such land on favorable terms or at all;

•	availability, terms and deployment of capital;

•	decline in the market value of our land portfolio;

•	continued or increased disruption in the terms or availability of mortgage financing or the number of foreclosures in our markets;

•	shortages of or increased prices for labor, land or raw materials used in housing construction;

•	delays in land development or home construction resulting from natural disasters, adverse weather conditions or other events outside our control;

•	uninsured losses in excess of insurance limits;

•	the cost and availability of insurance and surety bonds;

•	changes in, or the failure or inability to comply with, governmental laws and regulations;

•	the timing of receipt of regulatory approvals and the opening of projects;

•	the degree and nature of our competition;

•	increases in taxes or government fees;

•	an inability to develop our projects successfully or within expected timeframes;

•	the success of our operations in recently opened new markets and our ability to expand into additional new markets;

•	poor relations with the residents of our projects;

•	future litigation, arbitration or other claims;

•	availability of qualified personnel and third party contractors and our ability to retain our key personnel;

•	our leverage and future debt service obligations;

•	continued volatility and uncertainty in the credit markets and broader financial markets;

•	other risks and uncertainties inherent in our business; and

•	additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

USE OF PROCEEDS

The net proceeds from the sale of the shares of our common stock in this offering are estimated to be approximately $             million (approximately $             million if the underwriters’ option to purchase additional shares of common stock is exercised in full), assuming an initial public offering price of $             per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use $             million of the net proceeds from this offering to make a payment to GTIS as the cash portion of the purchase price to acquire all of the joint venture interests of GTIS in the LGI/GTIS Joint Ventures which we do not own and we expect to use the remainder of the net proceeds for working capital and for general corporate purposes, including the acquisition of land, development of lots and construction of homes.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and other estimated offering expenses. We may also increase or decrease the number of shares in this offering. An increase of             shares in this offering, together with a concomitant $1.00 increase in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds from this offering by approximately $             million, after deducting the underwriting discounts and commissions and other estimated offering expenses. Conversely, a decrease of              shares in the number of shares in this offering, together with a concomitant $1.00 decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds from this offering by approximately $             million, after deducting the underwriting discounts and commissions and other estimated offering expenses. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

CAPITALIZATION

The following table sets forth the capitalization of LGI Homes, Inc., as of June 30, 2013:

•	on an actual basis (for our predecessor, not on an aggregate basis); and

•

on a pro forma basis, giving effect to the Formation Transactions and the issuance and sale of shares of our common stock in this offering and the use of proceeds as described under “Use of Proceeds.” See “Summary—The Transactions” for a description of the Formation Transactions.

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s financial statements and related notes appearing elsewhere in this prospectus.

	June 30, 2013
	Actual	Pro Forma
	(Unaudited)
	(in thousands)
Cash and cash equivalents	$15,205	$

Long-term debt
Notes payable	$23,065	$

Total debt	$23,065	$

Stockholders’ equity
Preferred stock, $.01 par value, 5 million shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, pro forma	—		—
Common stock, $.01 par value, 250 million shares authorized, 1,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma	—
Additional paid in capital	—
Retained earnings	—

Total stockholders’ equity	—
Total owners’ equity	32,115		—
Non-controlling interests	15,163		—

Total capitalization	$70,343	$

DIVIDEND POLICY

We intend to retain all of our earnings to provide funds for our operations and expansion, and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Our future dividend policy will be determined by our board of directors based on various factors, including our results of operations, financial condition, business opportunities, capital requirements, credit restrictions and such other factors as our board of directors may deem relevant.

DILUTION

Purchasers of shares of our common stock in this offering will incur an immediate and substantial dilution in net tangible book value per share of their shares of our common stock from the assumed initial public offering price, based upon the midpoint of the price range set forth on the cover page of this prospectus.

The difference between the per share offering price paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to purchasers in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

As of                     , 2013, our net tangible book value was approximately $            , or $             per share of our common stock. After giving effect to the Formation Transactions, the sale of shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the receipt by us of the net proceeds from this offering and the deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                     , 2013 would have been approximately $            , or $             per share of our common stock. This amount represents an immediate increase in net tangible book value of approximately $             per share of our common stock to our existing stockholders and an immediate dilution in net tangible book value of approximately $             per share of our common stock, or approximately     %, to purchasers in this offering.

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2013	$
Pro forma increase in net tangible book value per share attributable to purchasers in this offering
Pro forma net tangible book value per share immediately after offering
Dilution in pro forma net tangible book value per share to purchasers in this offering

$

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share immediately after this offering by $             per share and the dilution in pro forma net tangible book value per share to purchasers in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us in connection of this offering.

We may also increase or decrease the number of shares we are offering. An increase of              shares in the number of shares of our common stock offered by us, together with a

concomitant $1.00 increase in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $             and $            , respectively, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of              shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $             and $            , respectively, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of                     , 2013, on the pro forma basis as described above, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by purchasers in this offering after giving effect to the Transactions, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New Investors

Total		100%		$	100%		$

If the underwriters exercise their option to purchase additional shares of common stock in full, the following will occur:

•	the number of shares of our common stock held by purchasers in this offering will increase to shares, or approximately % of the total number of shares of our common stock outstanding; and

•

the pro forma net tangible book value per share will be the same amounts as described above and the immediate dilution experienced by purchasers in this offering will be the same amounts as described above.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma balance sheet as of June 30, 2013 and the unaudited pro forma statements of operations for the six months ended June 30, 2013 and for the year ended December 31, 2012, present our financial position and results of operations after giving pro forma effect to the Formation Transactions, as described in “Summary—The Transactions” and this offering, as if the Formation Transactions and this offering had been completed as of June 30, 2013 with respect to the unaudited pro forma balance sheet as of June 30, 2013, and as of January 1, 2012 with respect to the unaudited pro forma statements of operations for the six months ended June 30, 2013, and the year ended December 31, 2012.

The pro forma adjustments column includes adjustments related to the Formation Transactions, which includes the LGI Transaction (our acquisition of all the equity interests of our predecessor (LGI Homes Group (Predecessor)) in exchange for shares of our common stock) and the GTIS Transaction (our acquisition of all of GTIS’s equity interests in the LGI/GTIS Joint Ventures in exchange for cash and shares of our common stock), as well as this offering, and the use of proceeds from this offering as described under “Use of Proceeds.” The GTIS Transaction will be accounted for as an acquisition using purchase accounting as of the date of the GTIS Transaction, which will be the date of this offering. In the LGI Homes Group (Predecessor) financial statements, the LGI/GTIS Joint Ventures interests have been accounted for using the equity method and our predecessor’s share of the LGI/GTIS Joint Ventures’ net earnings are included in income from unconsolidated joint ventures.

The unaudited pro forma financial statements reflect the following:

•

The acquisition of the equity interests of the entities comprising our predecessor from Thomas Lipar, one of our founders, Eric Lipar, our Chief Executive Officer and Chairman of the Board, and their respective affiliates, in exchange for              shares of our common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the issuance of              shares of common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus) to the other equity owners of the entities comprising our predecessor and the non-controlling interests in a subsidiary of one of the entities comprising our predecessor, all of which are collectively referred to herein as the “LGI Transaction.” The LGI Transaction has been accounted for as a combination of entities under common control, including:

•

The issuance of              shares of our common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus) in settlement of accrued management and executive bonuses;

•	The recognition of income taxes related to the LGI Transaction, including:

•	Recording deferred income taxes related to the LGI Transaction and our conversion to a taxable entity; and

•	Our taxation as a corporate entity;

•	Adjustments to account for non-controlling interests in an entity formed in 2013 and consolidated by our predecessor for the period from inception through June 30, 2013;

•

Adjustments to reflect the diminished role of Thomas Lipar, one of our founders and a principal owner of certain of the entities comprising our predecessor, subsequent to the Formation Transactions; and

•

Planned distributions to the owners of the entities comprising our predecessor for estimated federal income taxes on the earnings of our predecessor for the period from January 1, 2013 through the offering;

•	The issuance and sale of shares of our common stock to the public in this offering;

•

The use of the proceeds from this offering to (i) pay underwriting discounts and commissions and other expenses of this offering, (ii) make a payment of $36.9 million to GTIS as the cash portion of the GTIS Transaction purchase price and (iii) fund working capital and for other general corporate purposes;

•	The GTIS Transaction concurrent with this offering and the application of purchase accounting, including:

•

The issuance of              shares of our common stock (assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus) to GTIS as the stock portion of the consideration for the GTIS Transaction whereby we will acquire all of GTIS’s interests in the LGI/GTIS Joint Ventures, and thereafter own 100% of the equity interests in the LGI/GTIS Joint Ventures;

•	Adjustments made as a result of the application of purchase accounting in connection with the GTIS Transaction, including:

•	Recording the net tangible assets of the LGI/GTIS Joint Ventures, primarily real estate inventory, at fair value;

•

Recording goodwill for the excess of the sum of the GTIS Transaction purchase price and the estimated fair value of our predecessor’s equity interests in the LGI/GTIS Joint Ventures over the estimated fair value of the identifiable net tangible assets of the LGI/GTIS Joint Ventures;

•	Recording a marketing-related intangible asset;

•

Recording a gain as a result of the re-measurement of our predecessor’s equity interests in the LGI/GTIS Joint Ventures to fair value, based on the estimated enterprise value of the LGI/GTIS Joint Ventures; and

•	Recording deferred income taxes related to the conversion of the LGI/GTIS Joint Ventures to taxable entities and purchase accounting adjustments;

•	Taxation as a component of a corporate entity; and

•

Adjustments to eliminate transactions, balances and payments between our predecessor and the LGI/GTIS Joint Ventures which will not be recorded following the GTIS Transaction when our predecessor and the LGI/GTIS Joint Ventures are consolidated, including:

•	The payment of management and warranty fees by GTIS to our predecessor in connection with operating the LGI/GTIS Joint Ventures;

•	Certain other related party transactions between our predecessor and the LGI/GTIS Joint Ventures; and

•	Adjustments to account for our interest in the LGI/GTIS Joint Ventures on a consolidated basis rather than the equity method.

The unaudited pro forma statements of operations and balance sheet were derived by adjusting the historical combined financial statements of our predecessor, LGI Homes Group (Predecessor), and the financial statements of the four LGI/GTIS Joint Ventures (LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV, LLC), which are combined for presentation in the pro forma financial information as the LGI/GTIS

Joint Ventures. The adjustments are based on currently available information and certain estimates and assumptions. Our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Formation Transactions and this offering as contemplated and the pro forma adjustments give appropriate effect to those assumptions. The pro forma statements of operations do not include an adjustment for the estimated additional general and administrative expenses that we anticipate we will incur as a result of being a public company. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma balance sheet and statements of operations.

We estimate the fair value of our communities using a discounted cash flow model. The forecasted cash flows of each community are significantly impacted by estimates related to the absorption pace, sales prices, construction costs, cost of materials, sales and marketing expenses, the local economy and other factors for that particular community. The historical performance of each community as well as current trends in the market and economy impacting the community are evaluated for each of the estimates above. Critical assumptions are the absorption pace, sales prices and the costs to build and deliver homes on a community by community basis as well as the weighted average cost of capital (discount rate).

In order to arrive at the assumed absorption pace for home sales included in our cash flow model by community, we primarily analyze the historical absorption pace in the community and other comparable communities in the geographical area. In addition, we consider internal market data, which generally includes, but is not limited to, the availability of competing products in the geographic area. When analyzing our historical absorption pace for home sales and corresponding internal market data, we place greater emphasis on more current metrics and trends such as the absorption pace realized in the most recent quarters. In order to determine the assumed sales prices included in our cash flow models, we analyze the historical sales prices realized on homes delivered in the community and other comparable communities in the geographical area. In order to arrive at our assumed costs to build and deliver homes, we generally assume a cost structure reflecting contracts currently in place with vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure.

Using all available information, we calculate the best estimate of projected cash flows for each community. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change from market to market as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate we believe a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flows. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. The discount rates used to value our predecessor’s investments in the GTIS Joint Ventures were 16-18% depending on the length of the remaining development cycle of the communities in each joint venture.

The unaudited pro forma financial information is included for illustrative purposes only and does not purport to reflect our results of operations or financial position that would have occurred had the Formation Transactions been consummated during the periods presented, and this offering would have been completed as of June 30, 2013, or to project our results of operations or financial position for any future period. The unaudited pro forma financial information should be read in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited and unaudited combined financial statements of our predecessor, LGI Homes Group (Predecessor), and related notes, and the audited and unaudited financial statements of the LGI/GTIS Joint Ventures and related notes included elsewhere in this prospectus.

LGI HOMES, INC.

UNAUDITED PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2013

(in thousands)

	LGI Homes Group (Predecessor)	LGI/GTIS Joint Ventures(1)	Adjustments				LGI Homes, Inc. Pro Forma
	(unaudited)	(unaudited)
ASSETS

Cash and cash equivalents	$15,205	$4,643	$		(a	)(b)(f)	$
Accounts receivable	2,718	1,690		—				4,408
Accounts receivable, related parties	885	174		(983)	(b	)		76
Real estate inventory	49,191	33,744		7,224	(b	)		90,159
Pre-acquisition costs and deposits	3,060	—		—				3,060
Investments in subsidiaries	5,326	—		(5,326)	(b	)		—
Property and equipment, net	874	139		—				1,013
Goodwill and other intangible assets	—	—		9,530	(b	)		9,530
Other assets	2,544	179		—				2,723

Total assets	$79,803	$40,569	$				$

LIABILITIES AND EQUITY
Accounts payable	$6,312	$3,333		$—				$9,645
Accounts payable, related parties	42	983		(983)	(b	)		42
Accrued expenses and other liabilities	3,107	747		(1,275)	(e	)		2,579
Deferred tax liabilities, net	—	—		1,983	(b	)(d)		1,983
Notes payable	23,065	—		—				23,065

Total liabilities	$32,526	$5,063		$(275)				$37,314

COMMITMENTS AND CONTINGENCIES
Equity:
Common stock	—	—			(a	)(c)
Additional paid in capital	—	—			(a	)(c)
Predecessor owners’ equity	$32,114	$35,506		$(67,620)	(c	)(f)		$—
Retained earnings	—	—		3,551	(b	)(d)		3,551

Total owners’ equity	32,114	35,506
Non-controlling interest	15,163	—		(15,163)	(c	)		—

Total equity	47,277	35,506

Total liabilities and equity	$79,803	$40,569	$				$

(1)	This column is a combination of the financial statements of LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV, LLC, each of which is presented in separate financial statements included elsewhere in this prospectus.

Notes to Unaudited Pro Forma Balance Sheet

(a)	Reflects use of proceeds from this offering assuming the issuance of shares of common stock at a price of $ per share (the mid-point of the estimated public offering range set forth on the cover of this prospectus), net of $ million to pay underwriting discounts and commissions and expenses related to this offering;

(b)	Reflects the GTIS Transaction concurrent with this offering. The purchase price of $41.4 million for the GTIS Transaction includes $36.9 million cash and $4.5 million in newly issued shares of common stock in LGI Homes, Inc. The presentation of the GTIS Transaction reflects the application of purchase accounting. The GTIS Transaction has been reflected at estimated fair value, and the following are the related pro forma adjustments:

•

Increase by approximately $7.2 million (step up) to the historical cost basis of the real estate inventory of the LGI/GTIS Joint Ventures of $33.7 million to reflect its estimated fair value. The estimated fair values of finished lots and completed homes, including sales models, as of June 30, 2013 of $8.5 million and $20.1 million, respectively, was determined, in conjunction with realized sales prices, by comparing the sales prices of lots and homes with similar size, amenities and community developments of nearby communities, generally in the immediate vicinity. The fair value of homes in progress of $6.9 million was estimated by multiplying the estimated fair value of a completed home in the development by the respective percentage of completion of each home in progress. The estimated fair value of land under development of $5.4 million was based upon the development costs incurred to date and the forecasted cash flows of the planned community; the estimated fair value of land under development approximates book value.

The pro forma statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012 do not reflect an increase in the cost of sales associated with the step up of the real estate inventory since the step up does not have a continuing impact on the results of our operations due to the short term (less than one year) impact on our financial performance. Based upon the forecasted sale of primarily all of the finished lots, homes in progress and completed homes and models to which the step up applies, $7.1 million of the step up is expected to amortize to cost of sales over the twelve month period following the GTIS Transaction with the remaining $75,000 recognized in the following year. The timing of the amortization is dependent upon the Company’s ability to complete the development of the land, construction of the homes, and the sales of the related inventory, as fully explained in the introduction to the pro forma financial statements;

•

Record goodwill of approximately $8.7 million, which will have an indefinite life, as the excess of the (i) sum of (x) the GTIS Transaction purchase price of $41.4 million and (y) the re-measurement of our predecessor’s equity interests in the LGI/GTIS Joint Ventures at the estimated fair value of $10.8 million for a total estimated enterprise fair value of the LGI/GTIS Joint Ventures of $52.2 million over (ii) the estimated fair value of the identifiable net assets at the transaction date of $43.5 million. Because the Company was able to obtain control of the LGI/GTIS Joint Ventures by acquiring the equity interests of the other partner through the GTIS Transaction, we do not believe the purchase price of the GTIS transaction is indicative of a market participant’s fair value of our pre-existing non-controlling investment in the joint ventures. Our acquisition of the LGI/GTIS Joint Ventures included a premium for acquiring the operations of the LGI/GTIS Joint Ventures that, when combined with our predecessor’s operations, enables greater access to capital markets. Therefore, we estimated the fair value of 100% of the equity interests of the LGI/GTIS Joint Ventures on a stand-alone basis of $46.7 million as of

June 30, 2013 using the discounted cash flow model for all communities included in the GTIS Transaction and using discount rates of 16-18% as noted above. Our predecessor’s expected share of the present value of the forecasted cash flows by community of $14.4 million is based upon the distribution allocations established in the respective joint venture agreements applied to the total present value of the forecasted cash flows of each joint venture. The stand-alone value of our predecessor’s equity interests in the GTIS Joint Ventures of $10.8 million was estimated by applying a lack of control and marketability discount of 25% to our predecessor’s share of the discounted future cash flows of $14.4 million. We believe the lack of control and marketability discount of 25% is appropriate given our predecessor’s shared control of the LGI/GTIS Joint Ventures;

•

Record an intangible asset for the reacquired rights to the LGI Homes trade name used in the operations of the LGI/GTIS Joint Ventures at the estimated fair value of $0.8 million with a useful life of three years. The estimated fair value was calculated based upon the forecasted revenues of the LGI/GTIS Joint Ventures using a relief-from-royalty valuation model. The significant assumptions used in the relief-from-royalty model were the forecasted revenues of the LGI/GTIS Joint Ventures, a royalty rate of 0.5% which is indicative of our predecessor’s operational control of the LGI/GTIS Joint Ventures and a discount rate of 25%. The useful life of three years is consistent with the timing of a majority of the forecasted revenues of the LGI/GTIS Joint Ventures;

•

Record a gain of $5.5 million from the re-measurement of our predecessor’s equity interests in the LGI/GTIS Joint Ventures to estimated fair value of $10.8 million. Additionally, a deferred tax liability of $1.9 million for the difference in the fair value and the tax basis of our predecessor’s equity interests of $5.3 million was recorded on the balance sheet as of June 30, 2013. The gain on re-measurement and the deferred tax liability are recognized on the pro forma balance sheet as of June 30, 2013 with offsetting entries to retained earnings for a net adjustment to retained earnings of $3.6 million. Because the gain on re-measurement and the related deferred taxes are one-time charges recognized in the period of acquisition, these charges are not reflected in the pro forma statements of operations;

•	Eliminate our predecessor’s investment in the LGI/GTIS Joint Ventures and our predecessor’s related party receivable balance of $5.3 million and $1.0 million, respectively; and

•	Record a net deferred income tax liability of $31,000 for deferred income taxes related to the GTIS Transaction and our conversion to a taxable entity;

(c)	Reflects the following adjustments attributable to the (i) LGI Transaction and the issuance of shares of common stock (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus) to (x) the equity owners of the entities comprising our predecessor and (y) the non-controlling interests in a subsidiary of one of the entities comprising our predecessor in exchange for their non-controlling interests in the subsidiary; (ii) elimination of the equity ownership of GTIS in the LGI/GTIS Joint Ventures as a result of the GTIS Transaction, (iii) the issuance of shares of common stock (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus) in settlement of accrued management and executive bonuses, and (iv) the issuance of shares of common stock pursuant to this offering. The LGI Transaction reflects a combination of entities under common control. The pro forma adjustments reflect the issuance of equity interests, including:

	Predecessor’s owners’ equity	Non-controlling interests	Paid in capital
	(dollars in thousands)
Contribution of our predecessor’s businesses recorded and, in connection with the LGI Transaction, the issuance of shares of common stock to (x) the equity owners of the entities comprising our predecessor and (y) the non-controlling interests in a subsidiary of our predecessor (less $ par value of shares issued)	$(32,114)	$(15,163)		$47,277
Elimination of the LGI/GTIS Joint Ventures’ equity and issuance of shares of common stock to GTIS (less $ par value of shares issued)	(35,506)
Issuance of shares of LGI Homes, Inc. common stock in settlement of accrued management and executive bonuses (less $ par value of shares issued)
Issuance of shares of LGI Homes, Inc. common stock (less $ par value of shares issued)
Underwriting fees and other offering expenses

	$(67,620)	$(15,163)	$

(d)	Records a net deferred income tax liability of $26,000 for deferred income taxes related to the LGI Transaction and our conversion to a taxable entity;

(e)	Reflects the settlement of accrued liabilities for management and executive bonuses of $1.3 million through the issuance of shares of common stock of equal value (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus); and

(f)	Reflects planned distributions of $4.5 million to the equity owners of the entities comprising our predecessor for estimated income taxes on the results of operations for the period from January 1, 2013 through the closing of this offering.

LGI HOMES, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2013

(in thousands)

	LGI Homes Group (Predecessor)	LGI/GTIS Joint Ventures(1)	Adjustments		LGI Homes, Inc. Pro Forma
	(unaudited)	(unaudited)
Home sales	$57,998	$37,971	$—			$95,969
Management, consulting and warranty fees	1,302	—	(1,302)	(a)		—

Total revenues	59,300	37,971	(1,302)			95,969

Cost of sales	42,142	27,390	(67)	(a)		69,465
Selling expenses	5,493	3,671	—			9,164
General and administrative	5,026	2,049	(1,284)	(a)(b)		5,791
Income from unconsolidated joint ventures	(944)	—	944	(a)		—

Operating income	7,583	4,861	(895)			11,549

Interest expense	(6)	—	—			(6)
Other income, net	22	62	—			84

Net income before income taxes	7,599	4,923	(895)			11,627
Income taxes	136	96	3,837	(a)(b)		4,069

Net income	7,463	4,827	(4,732)			7,558
Loss attributable to non-controlling interests	(146)	—	146	(b)		—

Net income attributable to owners	7,609	4,827	(4,878)			7,558

Pro forma net income per share:
Basic					$
Diluted					$
Pro forma weighted average common shares outstanding:
Basic					$
Diluted					$

1)	This column is a combination of the financial statements of LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV, LLC, each of which is presented in separate financial statements included elsewhere in this prospectus.

Notes to Unaudited Pro Forma Statement of Operations for Six Months Ended June 30, 2013

(a)	Reflects the GTIS Transaction as if it had been completed as of January 1, 2012. The presentation of the GTIS Transaction reflects the application of purchase accounting, including the following adjustments to the statement of operations for the six months ended June 30, 2013:

•	Elimination of our predecessor’s equity in the income of the LGI/GTIS Joint Ventures;

•

Reflects amortization of the intangible asset recorded in the GTIS Transaction. The trade name rights have an estimated useful life of three years based upon the timing of the forecasted revenues of the LGI/GTIS Joint Ventures and are amortized on a straight-line basis. Pro forma amortization expense was $133,000 for the six months ended June 30, 2013;

•

Reflects the pro forma federal and state income taxes attributable to the change in the taxable status of the LGI/GTIS Joint Ventures as a result of the GTIS Transaction. State income taxes have been recognized in the results of operations of the LGI/GTIS Joint Ventures for the six months ended June 30, 2013. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from the change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•

Reflects the elimination of $1.3 million of management and warranty fees our predecessor charged to the LGI/GTIS Joint Ventures during the period pursuant to the management services agreements. Effective as of the completion of the GTIS Transaction, the applicable agreements will be terminated, and the fees will no longer be charged. $1.2 million and $67,000 were included in general and administrative expense and cost of sales of the LGI/GTIS Joint Ventures, respectively;

(b)	Reflects the LGI Transaction as if it had been completed as of January 1, 2012. The presentation of the LGI Transaction reflects the combination of entities under common control, including the following adjustments to the statement of operations for the six months ended June 30, 2013:

•

Eliminates income attributed to the non-controlling interests in an entity formed in 2013 and consolidated by our predecessor for the period from inception through June 30, 2013 that will become our wholly-owned subsidiary upon the completion of the LGI Transaction;

•

Reflects compensation to Thomas Lipar, one of our founders and an owner of certain of the entities comprising our predecessor, of $0.2 million included in general and administrative expenses during the six months ended June 30, 2013 that will not be incurred by LGI Homes, Inc. subsequent to the LGI Transaction. Mr Lipar will perform limited duties at a reduced level of compensation under a consulting agreement with us subsequent to this offering. Our management team will perform the duties Mr. Lipar will relinquish;

•

Reflects the pro forma federal and state income taxes attributable to reflect the change in our predecessor’s taxable status to a C Corporation as a result of the LGI Transaction. State income taxes have been recognized in the results of operations of our predecessor for the six months ended June 30, 2013. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from our change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•	Reflects incremental compensation expense of $17,000 included in general and administrative expenses for equity awards to be awarded to certain employees subsequent to this offering.

LGI HOMES, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

(in thousands)

	LGI Homes Group (Predecessor)	LGI/GTIS Joint Ventures(1)	Adjustments		LGI Homes, Inc. Pro Forma
	(unaudited)	(unaudited)
Home sales	$73,820	$69,558	$—			$143,378
Management and warranty fees	2,401	—	(2,401)	(a)		—

Total revenues	76,221	69,558	(2,401)			143,378

Cost of sales	54,531	49,830	(132)	(a)		104,229
Selling expenses	7,269	6,101	—			13,370
General and administrative	6,096	3,305	(2,367)	(a)(b)		6,934
Income from unconsolidated joint ventures	(1,526)	—	1,526	(a)		—

Operating income	9,851	10,322	(1,428)			18,745

Interest expense	(1)	(1)	—			(1)
Other income, net	173	42	—			215

Net income before income taxes	10,023	10,364	(1,428)			18,959
Income taxes	155	187	6,256	(a)(b)		6,598

Net income	9,868	10,177	(7,684)			$12,361
Income attributable to non-controlling interests	163	—	—			163

Net income attributable to owners	$9,705	$10,177	(7,684)			$12,198

Pro forma net income per share
Basic					$
Diluted					$
Pro forma weighted average common shares:
Basic					$
Diluted					$

(1)	This column is a combination of the financial statements of LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV, LLC, each of which is presented in separate financial statements included elsewhere in this prospectus.

Notes to Unaudited Pro Forma Statement of Operations for Year Ended December 31, 2012

(a)	Reflects the GTIS Transaction as if it had been completed as of January 1, 2012. The presentation of the GTIS Transaction reflects the application of purchase accounting, including the following adjustments to the statement of operations for the year ended December 31, 2012:

•	Elimination of our predecessor’s equity in the income of the LGI/GTIS Joint Ventures;

•

Reflects amortization of the intangible asset recorded in the GTIS Transaction. The trade name rights have an estimated useful life of three years based upon the timing of the forecasted revenues of the LGI/GTIS Joint Ventures and are amortized on a straight-line basis. Pro forma amortization expense was $268,000 for the year ended December 31, 2012;

•

Reflects the pro forma federal and state income taxes attributable to the change in the taxable status of the LGI/GTIS Joint Ventures as a result of the GTIS Transaction. State income taxes have been recognized in the results of operations of the LGI/GTIS Joint Ventures for the year ended December 31, 2012. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from the change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•

Reflects the elimination of $2.4 million of management and warranty fees our predecessor charged to the LGI/GTIS Joint Ventures during the period pursuant to management services agreements. Effective as of the completion of the GTIS Transaction, the applicable agreements will be terminated, and the fees will no longer be charged. $2.3 million and $132,000 were included in general and administrative expense and cost of sales of the LGI/GTIS Joint Ventures, respectively;

(b)	Reflects the LGI Transaction as if it had been completed as of January 1, 2012. The presentation of the LGI Transaction reflects the combination of entities under common control, including the following adjustments to the statement of operations for the year ended December 31, 2012:

•

Reflects compensation to Thomas Lipar, one of our founders and an owner of certain of the entities comprising our predecessor, of $0.4 million included in general and administrative expenses during the year ended December 31, 2012 that will not be incurred by LGI Homes, Inc. subsequent to the LGI Transaction. Mr. Lipar will perform limited duties at a reduced level of compensation under a consulting agreement with us subsequent to this offering. Our management team will perform the duties Mr. Lipar will relinquish;.

•

Reflects the pro forma federal and state income taxes attributable to reflect the change in our predecessor’s taxable status to a C Corporation as a result of the LGI Transaction. State income taxes have been recognized in the results of operations of our predecessor for the year ended December 31, 2012. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from our change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•	Reflects incremental compensation expense of $35,000 included in general and administrative expenses for equity awards to be awarded to certain employees subsequent to this offering.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents our selected historical and pro forma financial and operating data as of the dates and for the periods indicated.

The selected historical balance sheet and statement of operations information presented as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 are derived from the audited historical combined financial statements of our predecessor, LGI Homes Group (Predecessor), that are included elsewhere in this prospectus. The selected historical balance sheet and statement of operations information presented as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 are derived from the unaudited historical combined financial statements of LGI Homes Group (Predecessor) that are included elsewhere in this prospectus. The historical combined financial statements of our predecessor account for investments in the LGI/GTIS Joint Ventures using the equity method. The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements of LGI Homes Group (Predecessor) and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected pro forma financial information presented as of June 30, 2013 and for the six months ended June 30, 2013 and the year ended December 31, 2012 gives effect to the Formation Transactions, the issuance and sale of shares of our common stock in this offering and the use of proceeds thereof as described under “Use of Proceeds” and is derived from the unaudited and audited combined financial statements of LGI Homes Group (Predecessor) and the unaudited and audited financial statements of the LGI/GTIS Joint Ventures, included elsewhere in this prospectus. See “Summary—The Transactions” for a description of the Formation Transactions. The selected pro forma financial information should be read together with our unaudited pro forma financial statements included elsewhere in this prospectus and “Unaudited Pro Forma Financial Information.”

	Pro Forma Six Months Ended June 30,	Six Months Ended June 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2013	2013	2012	2012	2012	2011
	(dollars in thousands)
Statement of Operations Data:
Home sales	$95,969	$57,998	$27,861	$143,378	$73,820	$49,270
Management and warranty fees	—	1,302	992	—	2,401	1,186

Total revenues	$95,969	$59,300	$28,853	$143,378	$76,221	$50,456
Cost of sales	69,465	42,142	20,273	104,229	54,531	36,700
Selling expenses	9,164	5,493	2,863	13,370	7,269	4,884
General and administrative	5,791	5,026	2,451	6,934	6,096	5,125
Income from unconsolidated joint ventures	—	(944)	(586)	—	(1,526)	(715)

Operating income	$11,549	$7,583	$3,852	$18,745	$9,851	$4,462
Interest expense	(6)	(6)	(25)	(1)	(1)	(28)
Other income, net	84	22	24	215	173	204

Net income before income taxes	$11,627	$7,599	$3,851	$18,959	$10,023	$4,637
Income taxes	4,069	136	65	6,598	155	125

Net income	$7,558	$7,463	$3,786	$12,361	$9,868	$4,512

(Income) loss attributable to non-controlling interests	—	146	(68)	(163)	(163)	(1,162)

Net income attributable to owners	$7,558	$7,609	$3,718	$12,198	$9,705	$3,350

Other Financial and Operating Data:
Active communities during period(1)	18	11	6	11	7	5
Home closings	664	397	204	1,062	536	376
Average sales price of homes closed	$145	$146	$137	$135	$138	$131
Gross margin(2)	$26,504	$15,856	$7,588	$39,149	$19,289	12,570
Gross margin %(3)	27.6%	27.3%	27.2%	27.3%	26.1%	25.5%
Adjusted gross margin(4)	$27,279	$16,631	$7,981	$39,958	$20,098	$13,831
Adjusted gross margin %(3)(4)	28.4%	28.7%	28.6%	27.9%	27.2%	28.1%
Adjusted EBITDA(5)	$12,760	$8,489	$4,322	$20,340	$10,845	$5,803
Adjusted EBITDA margin %(3)(5)	13.3%	14.6%	15.5%	14.2%	14.7%	11.8%

	Pro Forma Six Months Ended June 30,		Six Months Ended June 30,	Year Ended December 31,
	2013		2013	2012	2011
	(in thousands)
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$		$15,205	$7,069	$5,106
Real estate inventory		$90,160	$49,191	$28,489	$12,526
Total assets	$		$79,803	$45,556	$23,513
Notes payable		$23,065	$23,065	$14,969	$6,415
Total liabilities		$37,598	$32,526	$20,345	$8,878
Total equity	$		$47,278	$25,211	$14,635

(1)	With respect to the six months ended June 30, 2013 and 2012, defined as the sum of the number of communities in which we were closing homes as of the first day of the year and the last day of each quarter during the first half of the year divided by three. With respect to the year ended December 31, 2012 and 2011, defined as the sum of the number of communities in which we were closing homes as of the first day of the year and the last day of each quarter during the year divided by five.
(2)	Gross margin is home sales revenue less cost of sales.
(3)	Calculated as a percentage of home sales revenue.
(4)	Adjusted gross margin is a non-GAAP measure used by management as a supplemental measure in evaluating operating performance. For a description of adjusted gross margin, the reasons our management believes adjusted gross margin is useful to investors and the limitations associated with adjusted gross margin, see “Summary—Summary Historical and Pro Forma Financial and Operating Data.”

The following table reconciles adjusted gross margin to gross margin, which is the GAAP financial measure that our management believes to be most directly comparable:

	Pro Forma Six Months Ended June 30,	Six Months Ended June 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2013	2013	2012	2012	2012	2011
	(dollars in thousands)
Home sales	$95,969	$57,998	$27,861	$143,378	$73,820	$49,270
Cost of sales	69,465	42,142	20,273	104,229	54,531	36,700

Gross margin	$26,504	$15,856	$7,588	$39,149	$19,289	12,570
Capitalized interest charged to cost of sales	775	775	393	809	809	1,261

Adjusted gross margin	$27,279	$16,631	$7,981	$39,958	$20,098	$13,831

Gross margin %(a)	27.6%	27.3%	27.2%	27.3%	26.1%	25.5%
Adjusted gross margin %(a)	28.4%	28.7%	28.6%	27.9%	27.2%	28.1%

(a)	Calculated as a percentage of home sales revenue.

(5)	Adjusted EBITDA is a non-GAAP financial measure used by management as a supplemental measure in evaluating operating performance. For a description of adjusted EBITDA, the reasons our management believes adjusted EBITDA is useful to investors and the limitations associated with adjusted EBITDA, see “Summary—Summary Historical and Pro Forma Financial and Operating Data.”

The following table reconciles adjusted EBITDA to net income, which is the GAAP financial measure that our management believes to be most directly comparable:

	Pro Forma Six Months Ended June 30,	Six Months Ended June 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2013	2013	2012	2012	2012	2011
	(dollars in thousands)
Net income	$7,558	$7,463	$3,786	$12,361	$9,868	$4,512
Interest expense	6	6	25	1	1	28
Income taxes	4,069	136	65	6,598	155	126
Depreciation and Amortization	303	131	77	518	185	80
Capitalized interest charged to cost of sales	775	775	393	809	809	1,261
Other income, net	(84)	(22)	(24)	(215)	(173)	(204)
Purchase accounting adjustment(a)	133	—	—	268	—	—

Adjusted EBITDA	$12,760	$8,489	$4,322	$20,340	$10,845	$5,803

Adjusted EBITDA margin %(b)	13.3%	14.6%	15.5%	14.2%	14.7%	11.8%

(a)	This adjustment results from the application of purchase accounting in connection with the acquisition of all of the equity interests of GTIS in the GTIS Transaction and represents amortization of the fair value of a marketing-related intangible asset. See “Unaudited Pro Forma Financial Information.”
(b)	Calculated as a percentage of home sales revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements,” “Selected Historical and Pro Forma Financial and Operating Data,” “Unaudited Pro Forma Financial Information” and “Our Business,” as well as the financial statements and related notes thereto included elsewhere in this prospectus of our predecessor, LGI Homes Group (Predecessor), and of the LGI/GTIS Joint Ventures. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements” and elsewhere in this prospectus.

Presentation Note: Unless we state otherwise or the context otherwise requires, the financial, operational and other data included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus are presented on an aggregate basis by adding the historical results/data of our predecessor and the LGI/GTIS Joint Ventures and eliminating the transactions, balances and payments between them. The financial data presented on an aggregate basis are non-GAAP financial measures. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure, see ”—Results of Operations.”

Overview

We are one of the nation’s fastest growing homebuilders engaged in the design and construction of entry-level homes in high growth markets in Texas, Arizona, Florida and Georgia. Our business model is based on skillfully building and selling high quality, entry-level homes in attractive locations that include well-designed floor plans with features that appeal to renters. We focus on converting renters of apartments and single-family homes into homeowners by offering superior value at affordable prices in affordable locations and by utilizing a well-established sales and marketing approach, a culture of customer service excellence and a highly efficient construction process. Our strategy has driven our industry-leading build times, inventory turnover and returns on capital. We intend to expand within our existing markets and into new markets where we identify opportunities to build homes that meet our profit and return objectives.

Since commencing operations in 2003, we have constructed and sold over 5,000 homes, have been profitable every year despite the housing downturn, and have never taken an inventory impairment. According to Builder magazine, we were the only homebuilder among the 200 largest U.S. homebuilders to report closings and revenue growth from 2006 to 2008 when the housing market experienced a significant decline. We increased our revenue from $55.3 million ($50.5 million for our predecessor) in 2010 to $143.4 million ($76.2 million for our predecessor) in 2012, representing a compound annual growth rate of 61.0% (20.2% for our predecessor). We increased our closings from 439 homes in 2010 to 1,062 homes in 2012. Among our public homebuilder peers, we had the highest revenue and closings growth between 2010 and 2012. Since 2010, we achieved profitability within six months of our first home closings in each of our new communities in these markets.

We have a proven and highly effective operating model and a strong land position of approximately 10,000 owned or controlled lots as of June 30, 2013, representing more than seven years of land supply based on our home closings for the twelve months ended June 30, 2013. As of the date set forth below, we owned and controlled the following number of lots in each of our regions:

	June 30, 2013			June 30, 2012			December 31, 2012			December 31, 2011
	Owned	Controlled	Total	Owned	Controlled	Total	Owned	Controlled	Total	Owned	Controlled	Total
Central	2,250	5,900	8,150	1,261	2,351	3,612	2,263	2,053	4,316	1,174	2,076	3,250
Western	353	387	740	39	145	184	292	—	292	18	85	103
Eastern	595	477	1,072	—	—	—	139	351	490	—	—	—

Total	3,198	6,764	9,962	1,300	2,496	3,796	2,694	2,404	5,098	1,192	2,161	3,353

As we enter new markets or open new communities, our capital requirements generally consist of the acquisition cost of the land or lots, construction costs and start-up costs primarily related to staffing the community prior to commencing sales. The amount of capital required depends on a number of factors, including, but not limited to, whether or not the lots are finished or require development expenditures and the expected amount of units under construction, the size of and number of expected new communities and the number of units expected to be built at any one time in each community. To the extent we use indebtedness to finance a portion of the costs, the required capital may be reduced if we obtain leverage through a facility with our lenders. Historically, the amount of capital required in a new community can range between $1.0 million to over $10.0 million. We believe we are well-positioned to continue our profitable growth within existing and new markets and capitalize on the U.S. housing recovery.

After successfully establishing ourselves as homebuilders in the Houston market, we demonstrated that our operating model could flourish in additional markets including Dallas/Fort Worth, San Antonio, Austin and Phoenix. After conducting extensive due diligence and market studies, we entered the Tampa market in 2012 and the Atlanta and Orlando markets in 2013. As of the dates set forth below, our completed homes, homes in progress and active communities in each of our regions were as follows:

	June 30, 2013			June 30, 2012			December 31, 2012			December 31, 2011
	Completed	Homes in Progress	Active Communities	Completed	Homes in Progress	Active Communities	Completed	Homes in Progress	Active Communities	Completed	Homes in Progress	Active Communities
Central	156	269	15	90	142	10	174	135	13	119	77	8
Western	51	73	2	2	17	1	11	42	2	—	7	—
Eastern	6	38	1	—	—	—	—	—	—	—	—	—

Total	213	380	18	92	159	11	185	177	15	119	84	8

By December 31, 2013, we expect to have 17 active communities in our Central region, three in our Western region and four in our Eastern region for a total of 24 active communities. We expect to add one new active community in our Western region (Phoenix) and one in our Eastern region (Orlando) during the third quarter of 2013, and two new active communities in our Central region (Houston and Fort Worth) and two in our Eastern region (Atlanta) in the fourth quarter of 2013. As of June 30, 2013, we have made $11.7 million of capital expenditures relating to these new communities. We expect to spend an additional $6.0 million-8.0 million for these new communities during the remainder of 2013. As of June 30, 2013 we had 13 completed homes and 62 homes in progress in these communities. We believe our markets are attractive because many of our existing markets, including Austin, Houston, Dallas/Fort Worth, Phoenix and San Antonio, are ranked among the top 10 markets for fastest population growth in the United States from 2000 to 2010, according to the U.S. Census Bureau. In addition, according to

JBREC, all of our existing markets, except for San Antonio, experienced job growth above the national average in the twelve months ended June 30, 2013, while San Antonio matched the national average. According to JBREC, all of the Company’s markets experienced increased new homes sales in the twelve months ended June 30,2013.

Our home sales revenue and closings by region for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011 were as follows (dollars in thousands):

On An Aggregate Basis

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year Ended December 31, 2012		Year Ended December 31, 2011
	Revenue	Closings	Revenue	Closings	Revenue	Closings	Revenue	Closings
Central	$83,623	578	$51,553	387	$128,299	959	$82,265	627
Western	10,157	71	4,694	35	15,079	103	—	—
Eastern	2,189	15	—	—	—	—	—	—

Total revenues	$95,969	664	$56,247	422	$143,378	1,062	$82,265	627

Predecessor

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year Ended December 31, 2012		Year Ended December 31, 2011
	Revenue	Closings	Revenue	Closings	Revenue	Closings	Revenue	Closings
Central	$51,201	352	$23,169	171	$58,741	433	$49,270	376
Western	6,797	45	4,692	33	15,079	103	—	—
Eastern	—	—	—	—	—	—	—	—

Total home sales	$57,998	397	$27,861	204	$73,820	536	$49,270	376

See “—Results of Operations” for a reconciliation of total revenues presented on an aggregate basis to the total revenues of our predecessor.

The U.S. housing market experienced a significant downturn from 2006 to 2011 but has recently shown signs of a strong recovery. Our focused geographic footprint positions us to benefit from the ongoing recovery in the U.S. housing market. We currently operate in four states, Texas, Arizona, Florida and Georgia, that are benefitting from positive momentum in housing demand drivers, including nationally leading population and employment growth trends, favorable migration patterns, general housing affordability, and desirable lifestyle and weather characteristics. These four states accounted for 29.7% of the 829,658 building permits issued for privately owned homes for the year ended December 31, 2012, and are forecasted to grow at an average annual rate of 3.7% as compared to a national rate of 1.6% between 2010 and 2030, according to the U.S. Census Bureau. We believe that our geographic footprint will enable us to capture the benefits of the expected increasing home sales volumes and home prices as the U.S. housing recovery continues. See “Market Opportunity.” However, to the extent housing demand and population growth slows in these states, we may not realize a competitive advantage as a result of the markets in which we focus.

Presentation of Results of Operations and Other Data

In this prospectus, we present certain financial, operational and other data on an aggregate basis by adding the historical results of our predecessor and the LGI/GTIS Joint Ventures and eliminating the transactions, balances and payments between them. Unless we state otherwise or the context otherwise requires, the results of operations and other financial and operational data included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus are presented on an aggregate basis by adding the historical results/data of our predecessor and the LGI/GTIS Joint Ventures and eliminating the transactions, balances and payments between them. The financial data presented on an aggregate basis are non-GAAP financial measures. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure, see “—Results of Operations.” Our management manages our business on an aggregate basis. Our operating and business model apply to all of our communities, regardless of whether they are part of our predecessor or the LGI/GTIS Joint Ventures. We believe our presentation of certain financial, operational and other data on an aggregate basis provides investors with a meaningful comparison of our results of operations and is necessary for investors to understand our financial condition and results of operation. In addition, we believe this presentation better represents our financial condition following the consummation of the Formation Transactions because following the consummation of the Formation Transactions we will own all of the equity interests in the LGI/GTIS Joint Ventures and we will account for them on a consolidated basis rather than by using the equity method.

The presentation of our results of operation and other data on an aggregate basis may yield results that are not directly comparable with the sum of the results of our predecessor and the LGI/GTIS Joint Ventures because this presentation gives effect to the elimination of certain transactions, balances and payments between them, including the investment by our predecessor in the LGI/GTIS Joint Ventures, the capital balances of the LGI/GTIS Joint Ventures and the management and warranty fees paid by GTIS to our predecessor in connection with operating the LGI/GTIS Joint Ventures.

You should read this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in conjunction with the information provided in “Summary—Summary Historical and Pro Forma Financial and Operating Data,” “Unaudited Pro Forma Financial Information” and the historical financial statements and related notes of our predecessor and the LGI/GTIS Joint Ventures included elsewhere in this prospectus.

Our business model is based on building homes according to projected closings each month and is not based on executed sales contracts. Our average home completion time is approximately 45 to 60 days. When entering a new community, we build a sufficient number of move-in ready homes to meet our budget for that community and base future home starts on closings. In light of our business model, we believe that the number of completed homes in inventory and homes in progress in inventory at the end of a reporting period provide more meaningful information to investors than cancellation rates, conversion rates, new orders and backlog.

Factors Affecting Our Results of Operations

Availability of Mortgages; Applicable Interest Rates

Since many customers use long-term mortgages to purchase homes, the availability of mortgage loans and level of underwriting standards significantly affect consumers’ ability to finance a home purchase. During the recent downturn, mortgage financing was severely limited. Although we believe the residential mortgage market has recently shown signs of improvement, limited loan products and strict underwriting standards continue to make financing difficult for many prospective homebuyers. This can affect demand for our homes, our home sales revenue and profitability.

Costs of Building Materials and Labor

We generally contract for our materials and labor at a fixed price for the anticipated construction period of our homes. This allows us to mitigate the risks associated with increases in building materials and labor costs between the time construction begins on a home and the time it is closed. Increases in the cost of building materials and subcontracted labor may reduce gross margins to the extent that market conditions prevent the recovery of increased costs through higher home sales prices. Typically, the raw materials and most of the components used in our business are readily available in the United States. In addition, the majority of our raw materials are supplied to us by our subcontractors, which is included in the price of our contract with such contractors. Most of the raw materials necessary for our subcontractors are standard items carried by major suppliers. However, a rapid increase in the number of homes started could cause shortages in the availability of such materials or in the price of services, which could cause delays in the closing of homes under construction. Substantially all of our construction work is done by third party subcontractors, most of whom are non-unionized. Any union activity could increase our costs in retaining subcontractors. More generally, our costs could increase if skilled subcontractors are not available at reasonable rates in our markets. During our operating history, both materials and labor costs have remained relatively level and have not materially affected our gross margins; however, a significant increase in any such costs could adversely affect our margins. We continue to monitor the supply markets to achieve the best prices available. Typically, the price changes that most significantly influence our operations are price increases in commodities and lumber. Drastic price increases of these materials may negatively impact our cost of sales and in turn, our home sales revenues.

Changes in Price and Availability of Land

Our sourcing and acquisition activity is affected by changes in the general availability of land, the willingness of land sellers to sell land at competitive prices, competition for available land, availability of financing to acquire land, zoning, regulations that limit housing density, and other market conditions. If the supply of land appropriate for development of communities is limited because of these or other factors, we may acquire and develop fewer projects and we may pay higher prices for the parcels we acquire. To the extent that we are unable to acquire land at competitive prices, or at all, our home sales revenue, margins and other results of operations could decline.

Changes in Product Mix

We build homes across a variety of price points, ranging from approximately $115,000 to $260,000, and home sizes ranging from approximately 1,200 to 3,000 square feet. This range enables us to adjust readily to changing consumer preferences and affordability and general economic conditions. If we build a greater portion of homes at lower price points during a particular period or in a particular community, on a relative basis we may achieve higher net home closings but lower overall sales dollars and margins for the period or community. The converse is also true, with higher price points potentially yielding higher average sales prices and margins, with lower home closings.

Inflation

Our homebuilding operations can be adversely impacted by inflation, primarily from higher costs of land, financing, labor, material and construction. In addition, inflation can lead to higher mortgage rates, which significantly affect the affordability of mortgage financing to homebuyers. Although we attempt to pass on cost increases to customers through increased prices, when weak housing market conditions exist, we may be unable to offset cost increases with higher selling prices.

Housing Supply and Demand

The primary factors affecting new home sales are home price stability, home affordability, and housing demand. Housing supply may affect both new home prices and the demand for new homes. When the supply of new homes exceeds new home demand, new home prices may generally be expected to decline. Home foreclosures also cause the inventory of existing homes to increase, which may add additional downward price pressure on home prices. Declining new home prices may result in diminished new home demand as homebuyers postpone a new home purchase until they are comfortable that stable price levels have been reached. As rental rates increase, we become a more attractive alternative to renters. A similar effect occurs when occupancy rates increase in the local area. When new home demand exceeds new home supply, new home prices may generally be expected to increase, and rising new home prices may result in increased new home demand as homebuyers become confident in home prices and accelerate their timing of a new home purchase.

Length of Time/Costs for Obtaining Entitlements

We typically must secure entitlements to land parcels that we option or acquire prior to our commencement of any land development or homebuilding activities. The entitlement process requires that we satisfy all conditions and restrictions imposed in connection with various federal, state, county and municipal governmental approvals, including, among other things, construction of infrastructure improvements, payment of impact fees—for conditions such as parks and traffic mitigation—and restrictions on permitted uses of the land. We actively work with the community, regulatory agencies, and legislative bodies at all levels of government in an effort to obtain necessary entitlements. Delays and unexpected expense requirements in connection with the entitlement process could increase our costs and delay sales in a particular period.

Seasonality

In all of our regions, we have historically experienced similar variability in our results in operations and capital requirements from quarter to quarter due to the seasonal nature of the homebuilding industry. We generally close more homes in our second, third and fourth quarters. Thus, our revenue may fluctuate on a quarterly basis and we may have higher capital requirements in our second, third and fourth quarters in order to maintain our inventory levels. Our revenue and capital requirements are generally similar across our second, third and fourth quarters.

As a result of seasonal activity, our quarterly results of operation and financial position at the end of a particular quarter, especially the first quarter, are not necessarily representative of the results we expect at year end. We expect this seasonal pattern to continue in the long term.

Factors Affecting Comparability

Purchase Accounting—GTIS Transaction

Following this offering, we will apply purchase accounting in connection with the GTIS Transaction and, as a result:

•

We will adjust the carrying value of the net tangible assets of the LGI/GTIS Joint Ventures, primarily real estate inventory, to fair value as of the date of this offering; as of June 30, 2013, this adjustment would have been $7.2 million.

•	We will record a marketing-related intangible asset with an estimated fair value of $0.8 million.

•	As of June 30, 2013, we had a $5.3 million investment in the LGI/GTIS Joint Ventures, which will be removed from our assets since we will own those entities following the GTIS Transaction.

•

We will record a gain as a result of the re-measurement of our predecessor’s equity interests in the LGI/GTIS Joint Ventures at fair value, based on the estimated enterprise value of the LGI/GTIS Joint Ventures. As of June 30, 2013, this gain would have been $5.5 million.

•	We will record deferred income tax resulting from our purchase accounting.

Upon the consummation of the GTIS Transaction, we will determine, primarily on the basis of a third party valuation of the assets and liabilities of the LGI/GTIS Joint Ventures, the fair value of all tangible and intangible assets that will be included in our financial statements after the GTIS Transaction. The $41.4 million purchase price for the GTIS Transaction and the estimated fair value from the valuation are expected to result in an increase to the carrying value of the LGI/GTIS Joint Ventures’ inventory of approximately $7.2 million, the recognition of a $0.8 million marketing-related intangible asset, as well as approximately $8.7 million recorded as goodwill as of the date of the GTIS Transaction. As the written-up inventory flows through the cost of sales, gross margins will be negatively impacted; we believe the majority of this impact on margins and results of operations from the inventory adjustment will be recognized over the next 12 months. In addition, the fair value of the marketing-related intangible asset will be amortized over the estimated three-year life of the asset.

Income Taxes

Prior to this offering, we are comprised of various pass-through entities that are all treated as partnerships for federal income tax purposes but are subject to certain minimal taxes and fees; however, income taxes on taxable income or losses realized by our predecessor and the LGI/GTIS Joint Ventures are the obligation of the individual members or partners. Following the Transactions, we will be a corporation and subject to corporate-level taxes, and our future income taxes will be dependent upon our future taxable income and our net income in future periods will reflect such taxes.

General and Administrative Expenses

Our cost structure will be affected by the consummation of this offering, following which we need to comply with laws, regulations and requirements, and pay the associated expenses, as a public company, including certain provisions of the Sarbanes-Oxley Act and related SEC regulations, and the requirements of if our common stock is approved for listing. Since we are an “emerging growth company,” we will be subject to reduced public company reporting requirements. See “—Implications of Being an Emerging Growth Company.” Compliance with the requirements of being a public company will require us to increase our operating expenses in order to pay our employees, legal counsel, and accountants to assist us in, among other things, external reporting, instituting, and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. We may need to hire additional employees to perform this compliance and reporting function. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $1.0 million and $2.0 million.

In addition, our general and administrative expenses for the year ended December 31, 2012 included base salary of $480,769 for Thomas Lipar, one of our founders. In connection with the completion of this offering, we will enter into a three-year consulting agreement with Mr. Lipar, pursuant to which Mr. Lipar will receive $100,000 per year as compensation for his consulting services. As a result, our general and administrative expenses will decrease by slightly more than $380,000 per year upon completion of this offering. Our management team will perform the duties Mr. Lipar will relinquish.

Components of Results of Operations

Below are general definitions of the income statement line items set forth in our period over period changes in results of operations.

Home Sales.    Revenues from home sales are recorded at the time each home sale is closed, title and possession are transferred to the buyer, and there is no significant continuing involvement with the home. Home sales proceeds are generally received within a few days from closing. Home sales are reported net of sales discounts and incentives granted to homebuyers which are primarily seller-paid closing costs.

Management and Warranty Fees.    Our predecessor has entered into a management services agreement with each of the LGI/GTIS Joint Ventures, and provides administration, supervision, marketing, insurance and various other services to the LGI/GTIS Joint Ventures. Our predecessor charges the LGI/GTIS Joint Ventures a management fee of approximately 3% of all home sales revenue from each project and charges one of the LGI/GTIS Joint Ventures a management fee of approximately 3% of construction costs for the development of land, as applicable. Our predecessor also collects a warranty fee of $250 from each of LGI/GTIS Joint Ventures upon the closing of the sale of each home. Our predecessor provides a homebuilder’s limited warranty to the buyer of each home. Our predecessor is responsible for the full, timely and proper performance, satisfaction and discharge of any warranty claims asserted against the LGI/GTIS Joint Ventures.

Cost of Sales.    Cost of sales includes the construction costs of each home and allocable land acquisition and land development costs, capitalized interest, and related common costs (both incurred and estimated to be incurred). Inventory costs are allocated to cost of sales as the homes are sold. Land, development and other allocated costs including interest and property taxes incurred during development and home construction are capitalized. Land, development and other common costs that benefit the entire community, such as field construction supervision and related direct overhead are allocated to individual lots or homes, as appropriate. Home construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes using the specific identification method. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining homes in the community on a prorata basis.

Selling Expenses.    Selling expenses are comprised of direct selling expenses, including internal and external commissions, related sales and marketing expenses, such as advertising and sales office operating costs, and are recorded in the period incurred. Sales commissions are paid based on homes closed. Advertising and direct mail costs are expensed as incurred.

General and Administrative.    General and administrative expenses represent corporate and divisional overhead expenses such as salaries, benefits, office expenses, outside professional services and travel expenses and are recorded in the period incurred.

Other Income, Net.    Other income, net consists of interest income, forfeiture of customer deposits, and certain consulting fees after a project is closed out.

Income Tax Provision.    Prior to this offering, we are comprised of various pass-through entities that are all treated as partnerships for federal income tax purposes but are subject to certain state taxes.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(dollars in thousands)
Statement of Income Data (Predecessor)
Revenues:
Home sales	$57,998	$27,861	$73,820	$49,270
Management and warranty fees	1,302	991	2,401	1,186

Total revenues	59,300	28,852	76,221	50,456
Expenses:
Cost of sales	42,142	20,273	54,531	36,700
Selling expenses	5,493	2,863	7,269	4,884
General and administrative	5,026	2,451	6,096	5,126
(Income) from unconsolidated joint ventures	(944)	(586)	(1,526)	(715)

Operating income	7,583	3,851	9,851	4,461
Interest expense, net	(6)	(25)	(1)	(28)
Other income, net	22	24	173	204

Net income before income taxes	$7,599	$3,850	$10,023	$4,637
Income tax provision	136	64	155	125

Net income	$7,463	$3,786	$9,868	$4,512
(Income) loss attributable to non-controlling interests	146	(68)	(163)	(1,162)

Net income attributable to owners	$7,609	$3,718	$9,705	$3,350

Statement of Income Data (On An Aggregate Basis)
Total revenues(1)	$95,969	$56,247	$143,378	$82,265
Gross margin(1)(2)	$26,548	$15,851	$39,238	$22,924
Gross margin %(1)(2)(3)	27.7%	28.3%	27.4%	27.9%
Operating income(1)	$11,500	$7,195	$18,692	$8,620
Net income(1)	$11,347	$7,106	$18,518	$8,563

Other Financial and Operating Data (On An Aggregate Basis)
Active communities during period(4)	16.7	10.0	11.4	7.0
Home closings	664	422	1,062	627
Average sales price of homes closed	$145	$133	$135	$131

(1)	Total revenues, gross margin, operating income and net income, presented on an aggregate basis, are non-GAAP financial measures. We calculate these measures on an aggregate basis by adding the historical results of our predecessor and the LGI/GTIS Joint Ventures and eliminating the transactions, balances and payments between them, including the investment by our predecessor in the LGI/GTIS Joint Ventures, the capital balances of the LGI/GTIS Joint Ventures and the management and warranty fees paid by GTIS to our predecessor in connection with operating the LGI/GTIS Joint Ventures.
(2)	Gross margin is total revenues less cost of sales.
(3)	Calculated as a percentage of total revenues.
(4)	With respect to the six months ended June 30, 2013 and 2012, defined as the total of the number of communities in which we were closing homes as of the first day of the year and the last day of each quarter during the period divided by three. With respect to the year ended December 31, 2012 and 2011, defined as the total of the number of communities in which we were closing homes as of the first day of the year and the last day of each quarter during the year divided by five.

Our management manages our business on an aggregate basis. Our operating and business model apply to all of our communities, regardless of whether they are part of our predecessor or the LGI/GTIS Joint Ventures. We believe our presentation of these financial measures on an aggregate basis provides investors with a meaningful comparison of our results of operation and is necessary for investors to understand our financial condition and results of operation. Our management also believes this presentation better represents our financial condition following the consummation of the Formation Transactions and this offering because following the consummation of the Formation Transactions we will own all of the equity interests in the LGI/GTIS Joint Ventures and we will account for them on a consolidated basis rather than by using the equity method.

The following table reconciles total revenue, gross margin, operating income and net income on an aggregate basis with the total revenue, gross margin, operating income and net income of our predecessor, which are the GAAP financial measures that management believes to be most directly comparable.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
Total Revenues
LGI Homes Group (Predecessor)	$59,300	$28,852	$76,221	$50,456
LGI/GTIS Joint Ventures	37,971	28,386	69,558	32,995
Eliminations(a)	(1,302)	(991)	(2,401)	(1,186)

Total Revenues	$95,969	$56,247	$143,378	$82,265

Cost of Sales
LGI Homes Group (Predecessor)	$42,142	$20,273	$54,531	$36,700
LGI/GTIS Joint Ventures	27,390	20,222	49,830	22,794
Eliminations(b)	(111)	(99)	(220)	(152)

Total Cost of Sales	$69,421	$40,396	$104,141	$59,342

Gross Margin(c)
LGI Homes Group (Predecessor)	$15,856	$7,588	$19,289	$12,570
LGI/GTIS Joint Ventures	10,581	8,164	19,729	10,202
Eliminations	111	99	220	152

Total Gross Margin	$26,548	$15,851	$39,238	$22,924

Operating Income
LGI Homes Group (Predecessor)	$7,583	$3,851	$9,851	$4,461
LGI/GTIS Joint Ventures	4,861	3,929	10,367	4,874
Eliminations(d)	(944)	(585)	(1,526)	(715)

Total Operating Income	$11,500	$7,195	$18,692	$8,620

Net Income
LGI Homes Group (Predecessor)	$7,463	$3,786	$9,868	$4,512
LGI/GTIS Joint Ventures	4,828	3,905	10,176	4,766
Eliminations(d)	(944)	(585)	(1,526)	(715)

Total Net Income	$11,347	$7,106	$18,518	$8,563

(a)	Management, consulting and warranty fees recorded by our predecessor from the LGI/GTIS Joint Ventures
(b)	Warranty and consulting fees recorded by the LGI/GTIS Joint Ventures
(c)	Gross margin is home sales revenue less cost of sales
(d)	Elimination of income from the LGI/GTIS Joint Ventures

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Total Revenues (On An Aggregate Basis).    Our total revenues for the six months ended June 30, 2013 were $96.0 million, an increase of $39.8 million, or 70.8%, from $56.2 million for the six months ended June 30, 2012. The increase in revenues is primarily due to a 242-unit increase in homes closed and an increase in average selling price per home during the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. As of June 30, 2013, we had 18 active communities, 15 in our Central region, two in our Western region and one in our Eastern region, and 213 completed homes and 380 homes in progress, while as of June 30, 2012, we had 11 active communities, 10 in our Central region and one in our Western region, with 92 completed homes and 159 homes in progress. We closed 664 homes during the six months ended June 30, 2013, as compared to 422 homes closed during the six months ended June 30, 2012. The average selling price per home closed during the six months ended June 30, 2013 was $144,532, an increase of $11,245, or 8.4%, from the average selling price per home of $133,287 for the six months ended June 30, 2012. During the six months ended June 30, 2013, we had 17 active communities as compared to 10 during the six months ended June 30, 2012, a 70.0% increase.

Homes Sales (Predecessor).    Home sales revenue for the six months ended June 30, 2013 was $58.0 million, an increase of $30.1 million, or 107.9%, from $27.9 million for the six months ended June 30, 2012. Home sales revenue represented approximately 97.8% and 96.6% of our total revenue for the six months ended June 30, 2013 and 2012, respectively. The increase in home sales revenue is primarily due to a 95.1% increase in homes closed and an increase in average selling price per home during the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. Our predecessor closed 397 homes during the six months ended June 30, 2013, as compared to 204 homes closed during the six months ended June 30, 2012. The average selling price per home closed during the six months ended June 30, 2013 was $146,090, an increase of $9,519, or 7.0%, from the average selling price per home of $136,571 for the six months ended June 30, 2012. During the six months ended June 30, 2013, our predecessor had 10 active communities as compared to 5 as of June 30, 2012, a 88.7% increase. The number of home closings increased largely due to the establishment of several new communities within our predecessor’s existing markets.

Management and Warranty Fees (Predecessor).    Management and warranty fees for the six months ended June 30, 2013 were $1.3 million, as compared to $1.0 million for the six months ended June 30, 2012. The increase in management and warranty fees is primarily attributable to an increase in the number of active communities and the geographic expansion of the LGI/GTIS Joint Ventures’ operations. Total closings on a combined basis for the LGI/GTIS Joint Ventures were 267 and 218 for the six months ended June 30, 2013 and 2012, respectively. Of the 49 incremental closings, 37 were in Arizona and Florida.

Cost of Sales (Predecessor).    Cost of sales increased for the six months ended June 30, 2013 to $42.1 million, an increase of $21.8 million, or 107.4%, from $20.3 million for the six months ended June 30, 2012. This increase is primarily due to a 193-unit, or 94.6%, increase in homes closed for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012, and an increase in raw material prices. Our predecessor’s gross margin for the six months ended June 30, 2013 was $15.9 million, an increase of $8.3 million, or 109.2%, from $7.6 million for the six months ended June 30, 2012. The increase in our predecessor’s gross margin was primarily due to an increase of 7.0% in the average selling price per home and a lower average lot cost due to opportunistic purchases of finished lots for many of the homes sold, partially offset by an increase in building material costs, including lumber. Gross margin as a percentage of sales slightly increased from 27.2% for the six months ended June 30, 2012 to 27.3% for the six months ended June 30, 2013.

Gross Margin (On An Aggregate Basis).    Our gross margin for the six months ended June 30, 2013 was $26.5 million, an increase of $10.6 million, or 66.7%, from $15.9 million for the six months ended June 30, 2012. The increase was primarily due to an increase of 8.4% in the average selling price per home and a lower average lot cost due to opportunistic purchases of finished lots for many of the homes sold, partially offset by an increase in building material costs, including lumber. Gross margin as a percentage of sales slightly decreased from 28.3% for the six months ended June 30, 2012 to 27.7% for the six months ended June 30, 2013.

Selling Expenses (Predecessor).    Selling expenses for the six months ended June 30, 2013 were $5.5 million, an increase of $2.6 million, or 89.7%, from $2.9 million for the six months ended June 30, 2012. This increase is largely due to the higher number of home closings and the 77.2% growth in active communities for the first six months of 2013 as compared to the first six months of 2012. Salaries and commissions increased from $1.0 million to $2.2 million and advertising and direct mail costs increased from $0.8 million to $1.1 million for the six months ended June 30, 2012 and 2013, respectively. Selling expenses as a percentage of home sales revenue were 9.5% and 10.3% for the six months ended June 30, 2013 and 2012, respectively. The reduction of selling expenses as a percentage of home sales revenue was primarily due to lower advertising expenditures on a per community basis.

General and Administrative (Predecessor).    General and administrative expenses for the six months ended June 30, 2013 were $5.0 million, an increase of $2.6 million, or 108.3%, from $2.4 million for the six months ended June 30, 2012. The increase in general and administrative expenses is primarily due to the higher number of home closings and active communities for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012, as well as $0.9 million in cost incurred through June 30, 2013 related to our IPO process. As a result of the increased number of active communities, we hired more employees and acquired additional office space. However, general and administrative expense as a percentage of home sales decreased from 9.4% to 9.0% for the six months ended June 30, 2012 and 2013, respectively, as we were able to leverage operating efficiencies as we expanded our community count.

Income from unconsolidated joint ventures (Predecessor).    Income from unconsolidated joint ventures for the six months ended June 30, 2013 was $0.9 million, as compared to $0.6 million for the six months ended June 30, 2012. The increase is primarily attributed to the recording of our allocated share of earnings in accordance with the terms of the joint venture agreements.

Income attributable to non-controlling interests (Predecessor).    Income (loss) attributable to non-controlling interests for the six months ended June 30, 2013 was ($0.1) million, a $0.2 million decrease from $0.1 million for the six months ended June 30, 2012. Income (loss) attributable to non-controlling interests relates to income from our consolidated joint ventures. During the six months ended June 30, 2012, we generated profits in our consolidated joint ventures. During the six months ended June 30, 2013, we recorded a book loss related to the initial operations of LGI Fund III Holdings, LLC, which was formed in March 2013.

Operating Income (On An Aggregate Basis).    Operating income for the six months ended June 30, 2013 increased $4.3 million, or 59.7%, from $7.2 million for the six months ended June 30, 2012, which increase is primarily attributed to a 242-unit increase in homes closed during the six months ended June 30, 2013.

Net Income (On An Aggregate Basis).    Net income for the six months ended June 30, 2013 increased $4.2 million, or 59.2%, from $7.1 million for the six months ended June 30, 2012, which increase is primarily attributed to a 242-unit increase in homes closed during the six months ended June 30, 2013.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Total Revenues (On An Aggregate Basis).    Our total revenues for the year ended December 31, 2012 were $143.4 million, an increase of $61.1 million, or 74.2%, from $82.3 million for the year ended December 31, 2011. The increase in revenues is primarily due to a 435-unit increase in homes closed and an increase in average selling price per home during the year ended December 31, 2012 as compared to the year ended December 31, 2011. As of December 31, 2012, we had 15 active communities, 13 in our Central region and two in our Western region, and 185 completed homes and 177 homes in progress, while as of December 31, 2011, we had eight active communities, all in our Central region, and 119 completed homes and 84 homes in progress. We closed 1,062 homes during the year ended December 31, 2012, as compared to 627 homes closed during the year ended December 31, 2011. The number of home closings increased largely due to the establishment of several new communities within our existing markets. The average selling price per home closed during the year ended December 31, 2012 was $135,008, an increase of $3,804, or 2.9%, from the average selling price per home of $131,204 for the year ended December 31, 2011. During the year ended December 31, 2012, we had 11 active communities as compared to 7 during the year ended December 31, 2011, a 57.1% increase.

Homes Sales (Predecessor).    Home sales revenue for the year ended December 31, 2012 was $73.8 million, an increase of $24.5 million, or 49.7%, from $49.3 million for the year ended December 31, 2011. The increase in home sales revenue is primarily due to a 160-unit increase in homes closed during 2012 as compared to 2011. Our predecessor closed 536 homes during 2012 as compared to 376 homes closed during 2011. The average selling price per home delivered during 2012 was $137,724, an increase of $6,687, from $131,037 during 2011. The increase in revenue is largely a result of an increase in active community count and our predecessor’s expansion into new markets. In 2012, our predecessor closed home sales in an average of 7 communities as compared to 5 communities in 2011.

Management and Warranty Fees (Predecessor).    Management and warranty fees for the year ended December 31, 2012 were $2.4 million, an increase of $1.2 million, or 100%, from $1.2 million for the year ended December 31, 2011. The increases in management and warranty fees are primarily attributable to an increase in the number of active communities and the geographic expansion of the operations of the LGI/GTIS Joint Ventures.

Cost of Sales (Predecessor).    Cost of sales increased for the year ended December 31, 2012 to $54.5 million, an increase of $17.8 million, or 48.5%, from $36.7 million for the year ended December 31, 2011. This increase is primarily due to a 42.6% increase in home closings during 2012 as compared to 2011, and an increase in raw material prices.

Gross Margin (On An Aggregate Basis).    Our gross margin for the year ended December 31, 2012 was $39.2 million, an increase of $16.3 million, or 71.2%, from $22.9 million for the year ended December 31, 2011. The increase in our gross margin was primarily related to new communities being acquired at lower average lot costs resulting in lower basis, partially offset by increases in construction costs and other home plan changes. Gross margin as a percentage of sales slightly decreased from 27.9% for the twelve months ended December 31, 2011 to 27.4% for the twelve months ended December 31, 2012.

Selling Expenses (Predecessor).    Selling expenses for the year ended December 31, 2012 were $7.3 million, an increase of $2.4 million, or 49.0%, from $4.9 million for the year ended December 31, 2011. This increase is largely due to the higher number of home closings and the 37.5% growth in the average number of active communities in 2012 as compared to 2011.

General and Administrative (Predecessor).    General and administrative expenses for the year ended December 31, 2012 were $6.1 million, an increase of $1.0 million, or 19.6%, from $5.1 million for the year ended December 31, 2011. The increase in general and administrative expenses is primarily due to the higher number of home closings and active communities in 2012 as compared to 2011. Additionally, our predecessor experienced a rapid pace of growth through the year ended December 31, 2012, and as a result, hired more employees.

Income from unconsolidated joint ventures (Predecessor).    Income from unconsolidated joint ventures for the year ended December 31, 2012 was $1.5 million, an increase of $0.8 million, or 114.3%, from $0.7 million for the year ended December 31, 2011. The increase is primarily attributed to the recording of income for cross-promoted joint ventures in accordance with the terms of the joint venture agreements.

Income attributable to non-controlling interests (Predecessor).    Income (loss) attributable to non-controlling interests for the year ended December 31, 2012 was $0.2 million, a $1.0 million decrease from $1.2 million for the year ended December 31, 2011. Income (loss) attributable to non-controlling interests relates to income from our consolidated joint ventures. During the year ended December 31, 2012, we closed out of the LGI Homes Sterling Lakes, LLC project. The amount reported is related to the closed project.

Operating Income (On An Aggregate Basis).    Operating income for the year ended December 31, 2012 increased $10.1 million, or 117.4%, from $8.6 million for the year ended December 31, 2011, which increase is primarily attributed to a 435-unit increase in homes closed during 2012 as compared to 2011.

Net Income (On An Aggregate Basis).    Net income for the year ended December 31, 2012 increased $9.9 million, or 115.1%, from $8.6 million for the year ended December 31, 2011, which increase is primarily attributed to a 435-unit increase in homes closed during 2012 as compared to 2011.

Liquidity and Capital Resources

Overview

As of June 30, 2013, we had $19.8 million of cash and cash equivalents, including $15.2 million held by our predecessor. As of June 30, 2013, on a pro forma basis for this offering, we would have had $         million of cash and cash equivalents. We exercise strict controls and believe we have a prudent strategy for companywide cash management, including those related to cash outlays for land and inventory acquisition and development.

Cash flows for each of our active communities depend on the status of the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, plats, vertical development, construction of sales offices, general landscaping and other amenities. Because these costs are a component of our inventory and are not recognized in our statement of operations until a home closes, we incur significant cash outflows prior to recognition of revenues. In the later stages of an active community, cash inflows may significantly exceed revenues reported for financial statement purposes, as the costs associated with home and land construction were previously incurred.

Our principal uses of capital are operating expenses, lot development, home construction, income taxes, land and property purchases, interest costs on our indebtedness and the payment of various liabilities.

We therefore will rely on our ability to finance our operations by generating operating cash flows, borrowings under our secured revolving credit facilities or accessing the term loan or debt and equity capital markets as part of our ongoing strategy, to provide us with the financial flexibility to access capital on attractive terms. We also rely on our ability to obtain performance, payment and completion surety bonds, and letters of credit to finance our projects.

We believe that our cash on hand, anticipated cash from operations and the net proceeds from this offering will be sufficient to fund our operations for at least the next twelve months.

Secured Revolving Credit Facilities

As of June 30, 2013, we were party to three secured revolving credit facilities to purchase and develop land parcel and construct new homes.

We had $40 million in revolving credit facilities as of June 30, 2013. As of June 30, 2013, we had outstanding borrowings of $22.5 million under our credit facilities and we could borrow an additional $1.7 million under our credit facilities without breaching any of the facilities’ financial covenants. As of June 30, 2013, borrowings under our credit facilities bore interest at a weighted average rate of 4.03% per annum. We repay the amounts borrowed under our credit facilities for acquisition and development as lots are released based upon a specific release price, as defined in each respective credit facility agreement. We repay the amounts borrowed under our credit facilities for construction proceeds from home sales based upon a specific release price, as defined in each respective credit facility agreement. Interest on amounts borrowed is paid monthly at a rate based on LIBOR, with interest rate floors at June 30, 2013 ranging from 4.0 to 5.0%.

Effective June 24, 2013, the LGI Homes Group, LLC secured revolving credit facility with Texas Capital Bank, N.A. was amended to increase the available outstanding balances under the facility to $35.0 million given certain criteria, extend the maturity date to June 30, 2015, expand eligible borrowings to include up to $5.0 million for land acquisition and development, and include the managing and non-managing members as joint and several guarantors.

Borrowings under the LGI Homes Group, LLC and the LGI Homes-Sunrise Meadow, Ltd. $37.0 million (in the aggregate) credit facilities with Texas Capital Bank, N.A. are limited to the individual facility’s borrowing base, which is determined based on the loan value of the pool of collateral in which the lenders have a security interest. Vacant lots and homes generally may remain in the borrowing base for up to one year. As of June 30, 2013, the borrowing base amounts under these agreements totaled $23.5 million, of which $21.8 million was outstanding and $1.7 million was available.

The $3.0 million revolving credit facility with Regions Bank provides for secured notes for the construction of individual homes and/or completed lots, with maturities ranging from 9-12 months from the borrowing date. As June 30, 2013, the notes payable to Regions Bank under the revolving credit facility totaled $0.7 million.

Our credit facilities generally require the applicable borrower and guarantor or guarantors to maintain certain net worth, liquidity, and leverage ratios and in some cases, include restrictive covenants related to transfer of control of the borrower. The LGI Homes-Sunrise Meadow, Ltd credit agreement contains a restrictive covenant requiring the managing member of LGI Homes-Sunrise Meadow, Ltd to maintain a minimum net worth of $4.0 million. As of June 30, 2013 and December 31, 2012 and 2011, the managing member of LGI Homes-Sunrise

Meadow, Ltd was in compliance with this covenant. The LGI Homes Group, LLC credit agreement contains a restrictive covenant requiring the managing member of LGI Homes Group, LLC to maintain a minimum net worth of $2.0 million. As of June 30, 2013 and December 31, 2012 and 2011, the managing member of LGI Homes Group, LLC was in compliance with this covenant. In the event that LGI Homes-Sunrise Meadow, Ltd and LGI Homes Group, LLC were not in compliance with the covenants in their respective credit agreements, the result would be an event of default under the terms of the respective credit agreement.

Borrowings under our credit facilities are subject to lenders final approval of each draw and limit the borrowings attributable to certain markets, speculative homebuilding, vacant lots, and acquisition and development funding. As of June 30, 2013 and December 31, 2012 and 2011, we were in compliance with all financial and non-financial covenants contained in the respective agreements.

Our credit facilities contain several covenants, the most restrictive of which limit our net worth and liquidity, ratios of total liabilities to net worth, interest coverage ratios, and performance as a borrower. The net worth and liquidity for LGI Group, LLC and its subsidiaries at all times must be equal to or greater than $18.5 million and $2.5 million, respectively. With respect to the ratio of consolidated total liabilities to net worth, our combined leverage ratio must, at all times be, for any period ending on or before September 30, 2013, equal to or less than 1.75 to 1.00. For any period ending after September 30, 2013, our combined leverage ratio must, at all times, be equal to or less than 1.50 to 1.00. These credit agreements contain customary restrictive covenants for arrangements of this size and nature.

Letters of Credit, Surety Bonds and Financial Guarantees

We are often required to provide letters of credit and surety bonds to secure our performance under construction contracts, development agreements and other arrangements. The amount of such obligations outstanding at any time varies in accordance with our pending development activities. In the event any such bonds or letters of credit are drawn upon, we would be obligated to reimburse the issuer of such bonds or letters of credit.

Under these letters of credit, surety bonds and financial guarantees, we are committed to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit, surety bonds and financial guarantees under these arrangements, and our share of responsibility for financial guarantee arrangements with our joint ventures, totaled $0.3 million as of June 30, 2013. Although significant development and construction activities have been completed related to these site improvements, the letters of credit and surety bonds are not generally released until all development and construction activities are completed. We do not believe that it is probable that any outstanding letters of credit or surety bonds, letters of credit or financial guarantees as of June 30, 2013 will be drawn upon.

Cash Flows

Presented below is cash flow information for our predecessor for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011. See the historical financial statements of our predecessor, LGI Homes Group (Predecessor), included elsewhere in this prospectus.

Six Months Ended June 30, 2013 compared to Six Months Ended June 30, 2012

Net cash used in operating activities was $13.4 million for the six months ended June 30, 2013 compared to $1.8 million for the six months ended June 30, 2012. Net cash used for the six months ended June 30, 2013 was primarily related to the purchase of land, lots and direct construction of $20.7 million during the period. We made purchases in Texas, Arizona and Florida with the majority purchased in Texas. This increase in cash used in operating activities was partially offset by $7.5 million in net income and increase in accounts payable and receivables from title companies due to the increase in volume of home closings.

Net cash used in investing activities was $1.2 million for the six months ended June 30, 2013 as compared to $0.4 million used in investing activities for the six months ended June 30, 2012. The increase in cash used in investing activities in the first six months of 2013 was primarily the result of investments of capital into unconsolidated joint ventures.

Net cash provided by financing activities totaled $22.7 million and $4.3 million for the six months ending June 30, 2013 and 2012, respectively. The increase is primarily related to contributions from non-controlling interests of $15.3 million and net proceeds related to notes payable.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Net cash used in operating activities was $4.7 million in 2012 and provided by operating activities was $9.6 million in 2011. Net cash used for the year ended December 31, 2012 was primarily related to the purchase of land, lots and direct construction of $16.0 million during 2012 compared to $7.8 million guaranteed from the closeout of certain communities during 2011. We made purchases in Texas and Arizona with the majority purchased in Texas. This increase in cash used in operating activities was partially offset by $9.9 million in net income and increase in accounts payable due to increases in work in progress at the end of the year.

Net cash used in investing activities was $2.6 million in 2012 compared to $1.7 million used in investing activities in 2011. The increase in cash used in investing activities is primarily the result of investments of capital into unconsolidated joint ventures.

Net cash provided by financing activities totaled $9.3 million in 2012 compared to net cash used in financing activities of $8.0 million in 2011. The increase in net cash provided by financing activities is primarily due to the increase in proceeds from notes payable, offset by the increase in distributions to non-controlling interests during 2012 for the closeout of LGI Homes - Sterling Lakes, LLC.

Off-Balance Sheet Arrangements

In the ordinary course of business, we enter into land option contracts in order to procure lots for the construction of our homes. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. These purchase contracts typically require cash deposit and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers as a method of acquiring lots and land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to minimize the use of funds from our corporate financing sources. Option contracts generally require a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. We generally have the right at our discretion to terminate our obligations under both purchase contracts and option contracts by forfeiting our cash deposit with no further financial obligations to the land seller. As of June 30, 2013, we had $3.0 million of cash deposits pertaining to land option contracts and purchase contracts for 7,064 lots with an aggregate remaining purchase price of $84.0 million.

Our utilization of land option contracts is dependent on, among other things, the availability of land sellers, willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned lots, general housing conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain markets.

Contractual Obligations Table

The following is a summary of our predecessor’s contractual obligations as of June 30, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. The LGI/GTIS Joint Ventures do not have any contractual obligations as of June 30, 2013.

	Payments due by period (dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings:
Long-Term Debt, excluding participation fee obligations (a)	$22,887	$22,602	$274	$11	$—
Interest (b)	704	691	12	1	—
Operating Leases	1,533	126	567	643	197

Total	$25,124	$23,419	$853	$655	$197

(a)	See Note 8 of the notes to the LGI Home Group (Predecessor) financial statements included elsewhere in this prospectus for information regarding our long-term debt.
(b)	As discussed in Note 8 of the notes to the LGI Home Group (Predecessor) financial statements included elsewhere in this prospectus, interest on the majority of our predecessor’s long-term debt accrues at defined variable rates with floors ranging from 4.0% to 5.0% as of June 30, 2013. Interest for the six months ended June 30, 2013, and the years ended December 31, 2012 and 2011 has been based on the interest floor rates. Interest has been estimated using the interest floor rates at June 30, 2013.

Critical Accounting Policies

Discussed below are accounting policies that we believe are critical because of the significance of the activity to which they related or because they require the use of significant judgment in their application.

Revenue Recognition

Home Sales.    In accordance with ASC 360—20, “Real Estate Sales,” revenues from home sales are recorded at the time each home sale is closed, title and possession are transferred to the buyer, and we have no significant continuing involvement with the home. Home sales proceeds are generally received from the title company within a few days from closing. Home sales are reported net of sales discounts and incentives granted to homebuyers, which are primarily seller-paid closing costs. The profit we record on each home sale is based on the calculation of cost of sales, which is dependent on our allocation of costs, as described in more detail in “—Real Estate Inventory and Cost of Home Sales” below.

Real Estate Inventory and Cost of Home Sales

Inventory consists of land, land under development, homes in progress and completed homes. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

Pre-acquisition costs, land, development and other project costs, including interest and property taxes incurred during development and home construction, are capitalized to real estate inventory. Pre-acquisition costs, land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate, on a pro rata basis which we believe approximates the costs that would be determined using an allocation method based on relative sales values since the individual lots or homes within a community are similar in value.

Changes to estimated total development costs subsequent to initial home closings in a community are allocated to the remaining unsold homes in the community on a prospective basis. Home construction costs and related carrying charges (principally capitalized interest and property taxes) are allocated to the cost of individual homes using the specific identification method. Inventory costs for the completed homes are expensed as cost of sales as homes are sold. Capitalized interest, property taxes, and other carrying costs are generally capitalized to real estate inventory from the point development begins to the point construction is completed. Costs associated with homes sold are charged to costs of sales simultaneously with revenue recognition. When a home is closed, we record an accrual for remaining amounts owed to the subcontractor and other costs released to the construction of the home.

Impairment of Real Estate Inventories.    In accordance with the ASC Topic 360, “Property, Plant, and Equipment,” real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. We pay particular attention to communities in which inventory is moving at a slower than anticipated absorption pace and communities whose average sales prices and/or margins are trending downward and are anticipated to continue to trend downward. Due largely to the relatively short development and construction periods for our communities and our predecessor’s growth, we have not experienced circumstances during 2011 through June 30, 2013, that are indicators of impairment. Our future sales and margins may be impacted by our inability to realize continued growth, local economic factors, pressure on home sales prices, and insufficient access to labor and materials at a reasonable costs. For individual communities with indicators of impairment, we perform additional analysis to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the asset, no impairment adjustment is required. If the undiscounted cash flows are less than the asset’s carrying value, the asset is impaired and is written down to its fair value. We estimate the fair value of communities using a discounted cash flow model; changes to the expected cash flows may lead to changes in the outcome of our impairment analysis.

The life cycle of a community generally ranges from three to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. A constructed home is used as the community sales offices during the life of the community and then sold. Actual individual community lives will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or finished lots.

Impairment of land and land under development.    For raw land, land under development and completed lots that our management anticipates will be utilized for future homebuilding activities, the recoverability of assets is measured by comparing the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets based on home sales, consistent with the evaluation of operating communities discussed above. As of June 30, 2013, our predecessor has not identified any raw land, land under development or completed lots that management intends to market for sale to a third party.

Pre-acquisition costs and controlled lots not owned.    We enter into land deposit and option agreements in the ordinary course of business in order to secure land for the construction of homes in the future. Pursuant to these land option agreements, we typically provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. We do not have title to the property and our obligations with respect to the option contracts are generally limited to the forfeiture of the related nonrefundable cash deposits.

To the extent that any deposits are nonrefundable and the associated land acquisition process is terminated or no longer determined probable, the related deposits are charged to other (income) expense. We review the likelihood of the acquisition of contracted lots in conjunction with our periodic real estate impairment analysis.

Investments in Unconsolidated Entities and Variable Interest Entities (VIEs)

We invest in and are the managing member in various limited liability companies that are engaged in homebuilding and land development activities. In our judgment, we have determined that these six joint ventures where we are invested represent variable interest entities or VIEs. We must use our judgment to determine if we have substantive control or exercise significant influence over these entities. Our predecessor’s rights as well as the rights held by our predecessor’s joint venture partners have been evaluated to determine the primary beneficiary of the VIE. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; and the ability to acquire additional land into the VIE. If our predecessor is not able to control the significant decisions, it is not considered the primary beneficiary of the VIE. If our predecessor is determined to be the primary beneficiary of the VIE, the entity is consolidated in the accompanying combined financial statements.

With respect to the four LGI/GTIS Joint Ventures, our predecessor’s joint venture partners have been deemed to have joint control and our predecessor is not the primary beneficiary. Accordingly, our predecessor’s interests in these joint ventures are accounted for using the equity method. Our predecessor has also assessed its joint venture interests in LGI Homes – Sterling Lakes, LLC and LGI Fund III Holdings, LLC and determined that our predecessor is the primary beneficiary of those entities; accordingly, these entities have been consolidated by our predecessor.

We evaluate our investments in unconsolidated entities for indicators of impairment during each reporting period. A series of operating losses of an investee or other factors may indicate that a decrease in value of our investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment’s carrying amount over its estimated fair value. No impairment charges have been recorded related to our investments in unconsolidated entities.

Warranty Reserves

We typically provide homebuyers with a ten-year limited warranty for major defects in structural elements such as framing components and foundation systems, a two-year limited warranty on major mechanical systems, and a one-year limited warranty on other construction components. We provide similar warranty services for homes sold by the LGI/GTIS Joint Ventures.

Estimated future direct warranty costs are accrued and charged to cost of sales in connection with home sales by our predecessor and our predecessor’s obligation to fund warranty costs of the LGI/GTIS Joint Ventures under the respective management services agreements. Our predecessor collects a warranty fee of $250 from the LGI/GTIS Joint Ventures upon the closing of the sale of each home by the relevant LGI/GTIS Joint Venture. Our predecessor’s warranty liability is based upon historical warranty cost experience on a per house basis established based on (i) trends in historical warranty payment levels, (ii) the historical range of amounts paid per house, (iii) any warranty expenditures not considered to be normal and recurring and is adjusted as appropriate to reflect qualitative risks associated with the types of homes built, the geographic areas in which they are built, and potential impacts of our expansion. Our analysis also considers improvements in quality control and construction techniques expected to impact future warranty expenditures and the expertise of our personnel. Our warranty reserves are reviewed quarterly to assess the reasonableness and adequacy and make adjustments to the balance of the pre-existing reserves, as needed, to reflect changes in trends and historical data as information becomes available.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC Topic 820, “Fair Value Measurements,” providing a consistent definition and measurement of fair value. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 was effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our consolidated financial statements.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Thus, we are not required to provide more than two years of audited financial statements, selected financial data and related Management’s Discussion & Analysis of Financial Condition and Results of Operations in this prospectus. For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an attestation and report from our auditors on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with certain new requirements adopted by the PCAOB;

•	comply with certain new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide disclosures regarding executive compensation required of larger public companies; and

•	obtain stockholder approval of any golden parachute payments not previously approved.

We intend to take advantage of all of these exemptions.

We will cease to be an emerging growth company when any of the following conditions apply:

•	we have $1.0 billion or more in annual revenues;

•	at least $700 million in market value of our common stock are held by non-affiliates;

•	we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering has passed.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Quantitative and Qualitative Disclosures about Market Risk

Our operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in mortgage interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect our revenues, gross margins and net income. We do not enter into, or intend to enter into, derivative financial instruments for trading or speculative purposes.

Quantitative and Qualitative Disclosures About Interest Rate Risk

We are exposed to market risks related to fluctuations in interest rates on our outstanding variable rate indebtedness. We did not utilize swaps, forward or option contracts on interest rates or commodities, or other types of derivative financial instruments as of or during the year ended December 31, 2012, or as of or during the six months ended June 30, 2013. We have not entered into and currently do not hold derivatives for trading or speculative purposes, but we may do so in the future. Many of the statements contained in this section are forward looking and should be read in conjunction with our disclosures under the heading “Cautionary Note Concerning Forward-Looking Statements.”

As of June 30, 2013, we had $22.5 million of variable rate indebtedness outstanding under our secured credit facilities. All of the outstanding borrowings under our secured credit facilities are at variable rates. The average variable interest rate for our variable rate indebtedness of $22.5 million as of June 30, 2013 was 4.03%. A hypothetical 100 basis point increase in the average interest rate on our variable rate indebtedness would increase our annual interest expense by approximately $225,000.

Based on the current interest rate management policies we have in place with respect to our outstanding indebtedness, we do not believe that the future interest rate risks related to our existing indebtedness will have a material adverse impact on our financial position, results of operations or liquidity.

MARKET OPPORTUNITY

Unless otherwise indicated, information in this section is derived from a market study dated August 2013 prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), for which we have agreed to pay JBREC a fee of $39,000, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The following information contains forward-looking statements which are subject to uncertainty and you should review “Cautionary Note Concerning Forward-Looking Statements” as well as “Risk Factors—Risks Related to Our Business” and the other information in “Risk Factors.” The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.

National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau (the “Census Bureau”), and median home prices declined 34%, as measured by the CoreLogic Case-Shiller Index. In 2011, some U.S. markets showed early indications of recovery as a result of an improving macroeconomic backdrop and strong housing affordability. In the twelve months ended June 30, 2013, homebuilding permits increased 16%, according to the Census Bureau, and the median single-family home price increased 14% year-over-year, according to data compiled by the National Association of Realtors. According to the Census Bureau, growth in new home sales outpaced growth in existing home sales over the same period, increasing 38% versus 15% for existing homes.

Strong housing markets have historically been associated with favorable affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers, and locally based dynamics such as higher housing demand relative to housing supply. Many markets across the United States are experiencing a number of these positive trends. Relative to long-term historical averages, data compiled by the U.S. Bureau of Labor Statistics (the “BLS”) and the Census Bureau shows that the U.S. economy is creating more jobs than homebuilding permits issued and the inventory of resale and new unsold homes is low compared to recent periods. Affordability is near its best level in more than 30 years, as measured by the ratio of homeownership costs to household income.

Despite recent momentum, the U.S. housing market has not fully recovered from the 2008-2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent mortgages remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

Mortgage rates remain historically low compared to a long-term average of 6.0% to 6.5%, despite recent increases. New home sales and prices are sensitive to mortgage rates, but job growth is more important than low rates in supporting a long-term housing recovery. To manage the higher monthly payments resulting from rate increases, builders are helping buyers choose smaller floorplans with fewer options and upgrades. Some buyers are turning to adjustable-rate mortgages, and builders are evaluating the potential for buying down the rate for the first few years of the mortgage. Some buyers will not be able to qualify for loans at the higher rates, or will delay their home purchases. JBREC estimates a 1% mortgage rate change allows or disqualifies five million more households nationally.

The U.S. housing market is in the beginning of phase three of a three-phase supply-constrained housing recovery, as described below:

•	Phase 1—job growth begins.

•

Phase 2—price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point where purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and great affordability fuel a surge in demand for new homes during this recovery.

•

Phase 3—strong demand and limited supply lead to considerable price appreciation in land-constrained markets, and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•

Construction starts, as measured by the Census Bureau through June 30, 2013, were at 836,000 units per year. This represents 35% of a recovery to a level of 1.5 million annual starts, which is comparable to housing starts in 2000, a year that is reflective of a more stable market. Permits issued through April 2013 are more than twice the level of the low of 478,000 annual starts in April 2009.

•

Existing home sales, as measured by the National Association of Realtors, were at 5,080,000 annualized transactions through June 2013. This is in line with what JBREC estimates to be a stable level based on the ratio of existing home sales activity per household during the late 1980s and 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. Existing home sales had fallen to an annualized rate of 3,300,000 transactions in July 2010.

•

New home sales were at 497,000 annualized transactions through June 2013, as measured by the Census Bureau, representing 43% of a recovery to a level of 800,000 annual transactions. JBREC estimates this to be a stable level based on new home sales activity during the late 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. New home sales had fallen to 273,000 annualized transactions in February 2011.

•

Home affordability for the nation as measured by the Burns Affordability Index reached its most favorable levels during the housing downturn, as prices and mortgage rates declined. JBREC believes that a combination of rising prices and mortgage rates is likely to increase the cost of housing relative to incomes of U.S. homebuyers over the next five years, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

Demand.    Job growth is the most important factor for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, recent growth has moderated amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. JBREC forecasts that job growth will grow at a

1.8% average annual rate from 2013 through 2015. By the end of 2014, the national economy is expected to have recovered all of the 7.7 million jobs lost between 2008 and 2010.

According to data compiled by the Census Bureau and the BLS, the current average employment growth to homebuilding permit ratio for the country is 2.3. A balanced ratio in a stable market is 1.2 to 1.3. This ratio has been above a stable market ratio for several quarters, due to a rise in employment growth coupled with historically low homebuilding permit levels. Eventually, the relative excess job growth to homebuilding permit growth should lead to improving consumer confidence and new home sales, which will in turn drive increased construction activity.

Household formations are expected to average 1.40 million per year through 2015, based on population growth averaging 0.9% per year and headship rates (the percentages of people in an age group that head a household) returning to levels that are more consistent with historical trends by 2025. The reduction in headship rates for nearly all age groups from 2000 to 2010 was caused primarily by the economic distress in the late 2000s. Immigration is expected to add to the household and population growth as well, occurring at approximately 0.3% per year, and mostly concentrated in the 20 to 40 year old demographic.

A lack of inventory is currently limiting sales activity in the existing home market, but sales are expected to grow through 2015, in part due to continued investor activity. After decreasing to 4.1 million transactions in 2008 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently just over 5.0 million according to the National Association of Realtors, hampered by a large decrease in the supply of homes on the market. JBREC forecasts that sales will rise to 5.5 million transactions in 2015, which would be slightly higher than the sales activity in 2001. The share of sales that were for investment purposes rose to 30% in the first quarter of 2013, which was the highest rate since 2005, based on JBREC estimates using DataQuick data. An elevated share of distressed sales is expected to keep investor activity above normal levels in the near term. Many investors are converting distressed inventory to rentals for a long-term hold, which is aiding the recovery process by removing marginal inventory that otherwise depresses prices.

The projected slow but steady job growth should support absorption of the rising new home supply, which is coming off historical lows. New single-family home sales transactions reached a trough in 2011 at 306,000 homes sold, according to the Census Bureau, and are forecasted to rise steadily to 699,000 sales in 2015—roughly equivalent to pre-boom 1996 and just below 2007. The new home market currently has only 160,000 units of completed supply as of June 2013, which is still historically low but rising, and JBREC expects construction levels to increase as the price of housing rebounds.

Supply.    JBREC forecasts measurable improvement in new residential construction activity. Activity should steadily increase through 2015 at a rate that slightly exceeds the recoveries in past regional downturns, such as those in Houston in the late-1980s and Southern California in the late-1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots is increasing substantially.

Minimal entitlement processing occurred during the housing downturn, so the supply of finished, or even approved, lots is currently limited. As such, a lag in the delivery of new lot supply is expected, especially in markets with prolonged approvals processes, such as California.

The number of existing homes available for sale (not including “shadow inventory,” which is the number of homes subject to a mortgage that are in some form of distress but that are not currently for sale) remains very low but is starting to trend up. As of June 2013, there were 5.2 months of inventory supply on the market, which is below the peak level and below the average of 7.2 months of supply over the past 30 years, according to the National Association of Realtors.

There is currently no excess of vacant homes in the United States as a whole. The vacant housing inventory had accumulated as investors and second-home buyers purchased homes for profit and personal use, and again as the severe recession significantly reduced household formations. As household growth outpaces construction, the excess vacancy has cleared, although this will vary by local market.

While the number of homes entering the foreclosure process is declining, the overall volume is still quite high relative to historical levels. According to the Mortgage Bankers Association, approximately 10.8% of all mortgages were delinquent as of 2013 Q1—nearly twice the pre-2008 level. The shadow inventory is still substantial, based on estimates by JBREC. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. However, there is a risk that banks will change their philosophy and will instead decide to dispose of these distressed loans at a more rapid pace.

The media has made much of the distress in the market, focusing on the homes that are in some form of delinquency or foreclosure. However, only 8% of the total housing units in the United States are in some sort of distress; the remaining 92% are not, according to estimates by JBREC.

Affordability.    Affordability in the existing home market is at historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which are mortgage payments plus a portion of the down payment) for the median-priced resale home to the median household income reached an historical low in 2012 that dated back to 1981, but is rising quickly and approaching the historical average. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally are starting to weaken in the second half of 2013, and will continue to weaken gradually in the coming years, reaching their historical median levels in 2015. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

Home values are trending up, and the combination of historically low mortgage rates, a declining percentage of distressed sales, and low inventory levels are expected to drive rising home values. JBREC estimates national home values appreciated by approximately 8.5% during the twelve months ended June 30, 2103, and forecasts national appreciation of 8.9% in 2013 and 9.2% in 2014. Many factors can influence this outlook. Purchases by the Federal Reserve of mortgage-backed securities cause JBREC to believe that the Federal Reserve is seeking to encourage an increase in home prices.

Increasing home price appreciation will likely be supported by low mortgage rates, which remain historically favorable, and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC projects that average 30-year fixed mortgage rates will rise gradually to 5.0% by 2015, as increasing inflation and an improving economy drive rates higher after this period of particularly low inflation. However, as interest rates can change quickly, this expectation may not materialize.

Expected Trends.    Strong price appreciation may occur over the near term due to the following factors:

•

Demand—demand is growing much faster than the new home supply being added to the market, which is helping to reduce the excess existing supply in the market. With a lower level of excess supply, JBREC expects prices will rise, as there will be multiple buyers for every house on the market for sale.

•	Affordability—the most favorable affordability in decades will make it easier for buyers to pay higher prices for homes, so long as mortgage rates remain historically low.

•

Investment—hard assets, such as real estate assets, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense an attractive opportunity to buy U.S. real estate, due in part to a weak U.S. dollar. Also, large institutional investors as well as local investment groups see an opportunity to buy homes at below replacement cost or below the historical price/income ratio, and have been driving prices up.

The Bear Case.    While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are slowing or could slow the recovery, including the following:

•

The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, challenges with back-end debt-to-income ratios and credit, and uncertainty about the housing market and the economy.

•	Fewer current homeowners are purchasing homes due to the high loan-to-value ratios of their existing loans.

•

The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically volatile.

•	A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress.

•	Mortgage rates could continue to rise, which could slow home sales rates and limit price appreciation.

•

The implementation of qualified mortgage and qualified residential mortgage rules proposed in the Dodd Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The recent “qualified mortgage” definition required a 43% or lower backend debt-to-income ratio, which is generally more accommodative than the definition in the early 1990s.

•	Development and building costs are rising, which could negatively impact homebuilder margins.

In addition, the government deficit is substantial, and the United States may be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit. A lack of fiscal accountability could cause U.S. economic problems for years to come.

Conclusion.    In summary, although housing is a risky asset class, JBREC believes the outlook for the housing market is favorable as a result of several factors, including the following:

•	Demand is strong. According to data derived from the Census Bureau and the BLS, the number of adults finding employment is exceeding new home supply by a ratio of 2.3 to 1.

•

Supply is low.    Resale inventory is below the historical average months of supply, new home inventory is near an all-time low, and new construction is below historical averages, according to the National Association of Realtors and the Census Bureau.

•

Affordability is historically favorable nationally.    With mortgage rates around 4.4% according to Freddie Mac, and home prices in many markets back to levels last seen in 2003 as measured by a variety of indices, including the Burns Home Value Index, homeownership is an attractive financial option. Higher mortgage rates since May 2013 have not materially impacted builders’ new home absorption pace; however, most are increasing prices more cautiously.

JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

The following table provides a summary of actual economic data from the Census Bureau and the Bureau of Labor Statistics, as well as JBREC’s forecasts, for the nine primary markets located in Georgia, Florida, Texas and Arizona with the most recent data available as of June 30, 2013. These markets exhibited strong job growth in relation to permit activity for the twelve months ended June 30, 2013. In aggregate, the job growth to permit ratio is in line with the national average. These markets also feature low levels of resale home supply (listings) in relation to resale sales activity; the aggregate of 3.1 months of supply as of June 30, 2013 was lower than the national average. Rising demand and shrinking supply in these markets are likely to lead to home value appreciation.

Market	Forecasted 2013 Home Value Appreciation(1)	Data for the Twelve Months Ended June 30, 2013
		Job Growth	Year-over- Year Job Growth	Total Permits	Year-over- Year Permit Increase	Job Growth/ Permit Ratio	Months of Resale Supply(2)
Atlanta, GA	11.0%	56,300	2.4%	19,959	73.7%	2.8	3.9
Austin, TX	8.9%	28,700	3.5%	20,374	36.4%	1.4	2.9
Dallas, TX	8.6%	62,900	3.0%	27,568	15.4%	2.3	2.9
Ft. Worth, TX	6.0%	36,100	4.0%	8,547	7.9%	4.2	3.0
Houston, TX	7.1%	97,700	3.6%	48,816	36.5%	2.0	3.3
Orlando, FL	13.4%	25,400	2.5%	15,532	83.4%	1.5	2.9
Phoenix, AZ	21.0%	44,200	2.6%	17,682	40.0%	2.5	2.1
San Antonio, TX	4.0%	14,700	1.7%	8,431	0.4%	1.7	5.2
Tampa, FL	10.5%	33,300	2.9%	13,363	81.5%	2.5	3.4
Total/Weighted Average(3)	10.5%	399,300	2.9%	180,272	42.1%	2.2	3.1
Top 20 U.S. Markets(4)	9.5%	811,200	2.3%	332,233	38.5%	1.4	3.5
U.S. Total	8.9%	2,236,00	1.7%	915,400	28.5%	2.4	5.2

(1)	Source: Burns Home Value Index as of June 2013
(2)	Estimated months of resale supply and months of shadow inventory as of June 30, 2013
(3)	Weighted average was calculated based on households
(4)	Top 20 U.S. Markets based on single family permits for the twelve months ended June 30, 2013; the nine LGI metros are included in the top 20 U.S. Markets

Atlanta, GA Housing Market Overview

The Atlanta-Sandy Springs-Roswell, Georgia Metropolitan Statistical Area (MSA) consists of Fulton, Gwinnett, DeKalb, Cobb, Clayton, Cherokee, Henry, Hall, Forsyth, Paulding, Douglas, Coweta, Bartow, Carroll, Fayette, Newton, Rockdale, Walton, Barrow, Spalding, Pickens, Haralson, Butts, Meriwether, Dawson, Putnam, Pike, Lamar, Jasper and Heard Counties. Atlanta is the most populous MSA in the State of Georgia, with nearly 5.5 million people and more than 2 million households. Reflecting its broad-based economy, the Atlanta metropolitan area’s top employers include sectors such as trade, transportation, utilities and professional and business services.

The housing fundamentals in Atlanta MSA are improving, which is a positive sign for home price appreciation in this market. The Burns Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The overall housing market fundamentals grade has improved since 2009, as the demand, supply and affordability fundamentals have all improved.

Atlanta has a payroll employment level of over 2.4 million workers, and job growth has returned to the market after witnessing a decrease in employment of 6.5% between 2008 and 2010. In the twelve months ended June 2013, Atlanta added 56,300 new jobs which equates to 2.4% growth. Job growth is projected to remain solid in the near term, with an average of 65,000 jobs added per year through 2015, or 2.7% average annual growth. In June 2013, the metro’s unemployment rate of 8.9% was slightly higher than the 7.4% national average.

The Atlanta economy includes the state capital and several colleges and universities, numerous Fortune 500 companies, and one of the busiest airports in the world. Atlanta also has one of the fastest growing tech sectors with 13,000 companies and nearly 200,000 employees. The Metro Development Authority reports that Atlanta has the 2nd largest telecom presence nationally with over 44,000 employed in this cluster. The Trade, Transportation and Utilities sector is the area’s largest, accounting for 22.4%

of employment while the Professional and Business Services sector is the second largest, accounting for 18.3% of jobs, and is generally considered to be a high-income employment sector. The Government sector comprises 13.1% of employment. Compared to the nation, Atlanta has a higher concentration of jobs in the Professional and Business Services, Financial Activities, Information, and Trade, Transportation and Utilities sectors.

Population and household growth in Atlanta have rebounded after slowing from 2009 to 2011. From 2008 to 2012, population growth averaged 73,160 people (1.4%) per year and household growth averaged 25,420 (1.3%) per year. In the twelve months ended June 2013, Atlanta added approximately 69,500 new residents for a 1.3% increase, and 32,100 households, a 1.6% jump. JBREC expects population growth averaging 95,600 people per year or 1.7% annually and 41,000 households per year or 2.0% average annual growth from 2013 through 2015.

For the twelve months ended June 30, 2013, the median household income in Atlanta was $56,600. After the recent peak income of $60,900 in 2008, the median household income in Atlanta declined in 2009 and 2010. Incomes are rising once again, and JBREC assumes average annual growth of 1.8% from 2013 through 2015.

Atlanta’s existing home sales are improving. In the twelve months ended June 30, 2013, single-family detached home sales had reached 80,296 transactions, representing an increase of over 26% from the 2011 market trough of 63,559. The federal and state tax credits, as well as increased levels of distressed sales, helped to boost sales in 2008 and 2009. Sales slowed in 2010 and 2011 as the tax credits expired and the number of homes on the market began to decline, but sales are rising once again. Resale prices remained essentially flat in 2006 and 2007, but decreased from 2008 through 2010. The median price in Atlanta declined 42% from the peak in 2007 to the trough in 2011, due in part to a shift in sales activity away from the higher price points and a loss in value. Resale home prices now appear to be increasing.

Atlanta’s new home sales activity is beginning to slowly increase from trough levels in 2011, but the increase is expected to accelerate as both demand and supply return to the market. New home sales totaled 9,790 in the twelve months ended June 30, 2013, a 23% increase from the twelve months prior. Atlanta’s median new home price of $248,800 has increased by 9.8% in the twelve months ended June 2013; however, this increase should not be relied upon as the only indicator of market trends, as the median price can be heavily influenced by the mix of home types being sold at any given time. Resale home prices are a better indication of market trends.

Home values in the Atlanta MSA are rebounding, and are poised for positive growth through 2015, according to the Burns Home Value Index. The index shows that Atlanta home values appreciated 12.9% for the twelve months ended June 30, 2013, following five years of declining values from 2007 through 2012. JBREC forecasts home values to rise by 11% in 2013, 13% in 2014 and 10% in 2015.

Homebuilding permit activity in Atlanta is rising from its lowest levels in decades, but is currently at 27% of the 2004 peak of over 74,000 permits. The trough of the market for construction activity occurred in 2009 at just over 6,500 total homebuilding permits, which was less than 9% of the peak permit level. During the twelve months ended June 30, 2013, Atlanta issued 19,996 homebuilding permits. JBREC forecasts total permits will increase to 35,000 units by 2015, a level that is comparable to permit activity in 1993.

Current demand is greater than the new supply being added to the market, with recent job growth in the twelve months ended June 30, 2013 significantly higher than the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio was 2.8, as compared to the 1.1 employment growth to homebuilding permit ratio for the market in 2007.

Resale listings in Atlanta remain low, despite increasing in 2013 after bottoming at approximately 18,000 in December 2012. Through June 30, 2013, Atlanta had 26,115 homes listed on the market, which represented an increase of 9.7% from the prior year. In mid-2007, listings surpassed 72,000 homes on the market. The level of listings as of June 30, 2013 equated to 3.8 months of supply, based on existing home sales activity over the prior twelve months. This represents a significant decrease from the more than nine months of supply in 2008. The low volume of listings is causing Atlanta’s resale market to become more competitive and leading to increases in prices.

In addition to the decline in listings, pre-foreclosure notices have been trending downward, which is a positive sign for home prices in the Atlanta market. Pre-foreclosure notices are an indicator of future home sales that will be distressed sales. In the twelve months ended June 30, 2013, just over 38,000 pre-foreclosure notices had been issued, representing a 37% decline from the prior year and a 53% decline from the peak in 2010.

While the level of future distressed home sales is generally declining, there remains a moderate level of distressed homes that are not yet on the market that will act to limit rapid appreciation of home prices. As of June 30, 2013, the shadow inventory amounted to an estimated 76,825 homes, or 11 months of supply. This is nearly three times the level of listings that are currently on the market. JBREC believes that most shadow inventory homes in Atlanta will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, through June 30, 2013, affordability in Atlanta is much better than the area’s historical median dating back to 1981. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in 2012 were at their best level and affordability conditions are expected to approach the long-term median by 2015 as home prices and mortgage rates are expected to rise.

In summary, Atlanta’s housing fundamentals are improving. Job growth exceeds the area’s new construction levels, and resale home listings remain very low. As the fundamentals that drive the Atlanta housing market reflect a more stable environment, the housing market is on track to return to solid price appreciation and rising construction.

Austin, TX Housing Market Overview

The Austin MSA consists of Bastrop, Caldwell, Hays, Travis, and Williamson counties. The new home sales and price data analyzed by JBREC excludes Bastrop and Caldwell counties, which represent just 6% of the metro population, and is limited to Travis County prior to mid-2008. The metro area is home to nearly 1.9 million residents and 719,000 households. Austin is the capital city of Texas and the 4th most populous city in the state.

The housing fundamentals in the Austin MSA are much improved from the low levels experienced in 2008 and 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Burns Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of strong job growth, rising sales activity and improved supply fundamentals. Affordability fundamentals have weakened during 2013, as rising home prices and mortgage rates drove affordability back to the metro’s long-term median.

The Austin MSA had approximately 854,500 non-farm payroll jobs for the twelve months ended June 30, 2013. In 2009, the metro area lost nearly 17,000 jobs or 2.2% of the 2008 peak employment level. Job growth recovered in 2010 and was strong in 2011 and 2012, averaging almost 27,000 jobs per year or 3.4%. The non-seasonally adjusted unemployment rate in Austin as of June 30, 2013 was 5.8%, the same as the average of 2012 and well below the 7.6% national average.

The MSA is expected to see a robust recovery through 2015. JBREC projects average annual job growth of 32,000 jobs per year from 2013 through 2015, or 3.7% annually. Austin’s economy is moderately diverse, with a larger share of government jobs than the national average. The largest sector by percentage of jobs is Government followed by Trade, Transportation and Utilities and Professional & Business Services. The government sector includes state, county and federal government as well as local school districts, and non-active duty military employees.

Austin’s economy has concentrations of state and local government as well as a strong tech industry presence, led by Dell, Inc. as the largest tech employer. The proliferation of technology companies has led to the region’s nickname, “the Silicon Hills”. The University of Texas at Austin, Texas State University and local school districts are also major employers. There are also a number of medical related employers in Austin including Scott & White Healthcare and St. David’s Medical Center. Leisure and Hospitality is also a large component of the economy accounting for almost 12% of the MSA’s employment. As Austin’s official slogan is “The Live Music Capital of the World,” the city draws tourists from around the world to experience music and cultural events.

Both population and household growth over the next three years in the Austin MSA are expected to be consistent with the historical averages in this market. JBREC projects Austin will see average annual population growth of 49,500 or 2.6% per year from 2013 through 2015. Household growth is expected to average 20,600 annually, or 2.9% per year.

The median household income in the Austin MSA increased by 3% in 2011 and 2% in 2012, and JBREC forecasts slower but steady growth through 2015. The MSA’s median household income for the twelve months ended June 30, 2013 was $60,020, up 1% in the last year, and JBREC forecasts 1% annual increases in the median household income for 2013 and 2014, then increasing to 3% in 2015. After declining annually from 2007 through 2010, the existing home sale volume in the Austin MSA gained strength in

2012 with a 20.3% increase. Resale sales in the twelve months ended June 30, 2013 totaled just over 27,916 which is still about 2,400 below the peak in 2006. JBREC expects existing home sales to average 29,433 transactions annually from 2013 through 2015. The median single-family resale home price in Austin rose 8.7% for the twelve months ended June 30, 2013 to $234,700, which is a new peak for this metro.

The trough of the new home market occurred in 2011 in Austin. There was a modest recovery in 2008 offset by a decline in 2009. In 2012, the overall recovery in the Austin housing market began to solidly push up new home sales volumes. For Travis, Hays and Williamson counties, new home sales rose to 7,476 transactions in the twelve months ended June 30, 2013, a 27% increase from the prior twelve-month period. JBREC forecasts new home sales activity for the three counties will increase to 8,800 transactions by 2015. Reduced resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. JBREC calculates new home prices for Austin using mortgage data and assuming a 20% down payment, indicating a $259,496 median price for the twelve months ended June 2013 that is up 7% from the prior year. The median new home price increased 2.3% in 2011, and 5.0% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on recently negotiated transactions in the Austin MSA increased by 8.5% for the period ended June 30, 2013, and are expected to rise by 8.9% in 2013, 7.7% in 2014 and 5.4% in 2015.

Homebuilding permit activity in the Austin MSA is forecasted to more than double by 2015 from the trough level in 2009, spurred by solid household and employment growth. Single-family homebuilding permits declined to a low of 6,200 units in 2010 after averaging more than 12,500 units per year from 1999 through 2007. For the twelve months ended June 30, 2013, single-family permits increased by 21.3% to 8,638 units. JBREC forecasts that single-family permits will reach 9,000 units in 2013, for an 8.9% annual increase, and then increase steadily to 12,000 units in 2015.

Current demand is greater than the new supply being added to the market, with recent job growth in the twelve months ended June 30, 2013 exceeding the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio as of June 2013 is 1.41, compared to the -1.9 employment growth to homebuilding permit ratio for the market in 2009. JBREC forecasts that the MSA will add an average of 1.67 jobs for every homebuilding permit in 2014 and 2015.

Resale listings in the Austin MSA declined steadily since mid-2011 and appear to have bottomed in the first quarter of 2013. As of June 30, 2013, the MSA had 6,724 homes listed on the market which is 22% lower than the same time the prior year, but increased by 21% from 5,548 listings in January 2013. The June 2013 listings represent approximately 2.9 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. By comparison, listings topped 12,700 homes on the market in mid-2008 and inventory levels reached as high as 7.4 months of supply in the summer of 2010 as sales rate slowed.

The volume of pre-foreclosure notices declined in 2012 and the first half of 2013, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. In the twelve months ended June 30, 2013, approximately 3,800 notices had been issued, down sharply from a year prior and a 54% decline from the peak in 2007.

While the level of future distressed home sales is generally declining, there remains a moderate level of distressed homes that are not yet on the market that will act to limit rapid appreciation of home prices. These delinquent mortgages represent shadow inventory. As of June 30, 2013, the shadow inventory amounted to an estimated 12,966 homes, or 7 months of supply. This is nearly two times the level of listings that are currently on the market. JBREC believes that most shadow inventory homes in Austin will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, through June 30, 2013, affordability in Austin has quickly returned to the metro’s historical median dating back to 1981. This estimate of home ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in 2012 were at their best level since 1999; however, rising home prices and mortgage rates in 2013 have weakened Austin’s affordability and driven it back to the long-term median.

In summary, Austin’s housing fundamentals are very strong. Job growth is better than the national average, resale and new home inventory are much healthier, and the employment permit ratio indicates demand has increased more than new home supply. The fundamentals that drive Austin’s housing market continue to improve, driving solid home price appreciation and rising construction. However, Austin’s housing affordability has weakened in 2013 as higher home prices and mortgage rates have pushed affordability back to the metro’s long-term median.

Dallas, TX Housing Market Overview

The Dallas-Plano-Arlington Metropolitan Division consists of Collin, Dallas, Delta, Denton, Ellis, Hunt, Kaufman and Rockwall counties. The new home sales and price data analyzed by JBREC excludes Delta and Hunt counties, which represent about 2% of the metro population. With a population of just over 4.5 million, Dallas is one of the most populous metros in Texas.

The housing fundamentals in the Dallas market are continuing to improve and could be a leading indicator for future price appreciation. The Burns Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The overall housing market fundamentals have improved in Dallas since 2008 as housing demand has strengthened due to improved job growth and home sales activity. Supply fundamentals have improved as well due to low homebuilding permit levels in recent years and declining resale home listings. Housing affordability fundamentals reached their best levels in 2013, and are weakening but still good in 2013 as a result of rising home prices and mortgage rates.

Job growth is strong in the Dallas market, with a net increase of 62,900 jobs (3.0%) in the twelve months ended June 30, 2013. The metro’s employment declined by 82,200 jobs (-3.9%) in 2009, and Dallas had more than recovered those jobs by the end of 2012. The metro area has a payroll employment level of over 2.1 million workers. The non-seasonally adjusted unemployment rate in Dallas as of June 30, 2013 was 6.7%, similar to one year prior and much better than the 7.6% national average.

The Dallas metro area has a diverse employment base, with a strong concentration of jobs in the employment sectors that are considered to be higher-income. The combination of these high-income sectors of Professional and Business Services, Financial Activities and Information account for 30% of the metro area’s jobs, compared to 21% for the nation. The largest sector is the Trade, Transportation and Utilities sector, which accounts for 20% of the jobs in the metro area. The Government sector is also large, comprising 12% of the metro area’s jobs. The Dallas metro has one of the highest concentrations of corporate headquarters in the nation. Fortune 500 companies headquartered in the Dallas metro area include Exxon Mobil, Texas Instruments, Dr. Pepper Snapple Group, AT&T, JC Penny and Southwest Airlines.

Population and household growth over the next three years in the Dallas metro are expected to be consistent with the historical averages in this market. JBREC projects Dallas will see average annual growth of 38,166 households or 2.3% per year from 2013 through 2015. The population is forecasted to grow at a pace of 94,900 people, or 2.1% per year.

The median household income in the Dallas metro has risen by more than $2,000 over the last two years, and stronger growth is forecasted to begin in 2015. The metro’s median household income for the twelve months ended June 30, 2013 was $60,994 and JBREC forecasts continued increases in income, averaging 2.0% growth per year from 2013 through 2015.

The Dallas metro’s 18% increase in existing home sales in 2012, after a 0.6% rise in 2011, began to reverse the four year decline from 2007 to 2010. Resale sales in the twelve months ended June 30, 2013 totaled over 55,295 transactions, which is above the historical average since 1998. JBREC projects existing home sales to average 58,333 transactions annually through 2015. The median single-family resale home price in Dallas increased by 17% in the twelve months ended June 30, 2013 to $208,400. The metro’s median resale price declined in 2008 and 2009 and improved slightly in 2010, but declined in 2011. During 2012, the median resale price increased by 7.7%

Dallas’s housing market recovery has already begun pushing up new home sales volumes from very low levels (data excludes Delta and Hunt counties which are 2% of the metro population). New home sales in the twelve months ended June 30, 2013 rose 25.4% to 11,235 transactions from the prior twelve-month period. JBREC expects new home sales activity will increase to 13,000 transactions in 2013, and steadily improve to 17,500 transactions in 2015. Despite these gains, the new home sales volume in 2015 is expected to be 29% below the 2004 peak of 24,744 transactions. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability.

New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. JBREC calculates new home prices for Dallas using mortgage data and assuming a 20% down payment, indicating a $291,848 median price for the twelve months ended June 2013 that is up 14.3% from the prior year (data excludes Delta and Hunt counties). The median new home price increased 9.6% in 2010, 0.9% in 2011 and decreased 1.8% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values in the Dallas metro increased by 9.1% for the twelve months ended June 30, 2013, and are expected to rise through 2015. According to the Burns Home Value Index, Dallas home values are poised for an 8.6% increase in 2013, and appreciation is expected to average 6.3% annually for 2014 and 2015.

Homebuilding permit activity in the Dallas metro is forecasted to more than double by 2015 from the trough level in 2010, spurred by solid household growth. Single-family homebuilding permits declined to a low of 9,770 units in 2009 after averaging more than 26,000 units per year from 1999 through 2007. JBREC forecasts that single-family permits will rise to 17,000 units in 2013, with a robust increase to 23,000 units in 2015, which would be the highest level in this market since 2006.

For the twelve months ended June 2013, approximately 2.3 jobs were created for every homebuilding permit issued in the Dallas metro. JBREC forecasts that the metro will add an average of 1.9 jobs for every homebuilding permit from 2013 through 2015. The historical ratio of employment growth to homebuilding permits in Dallas from 1994 to 2008 (the year prior to the most substantial job losses) was 1.3.

Resale listings in the Dallas metro have declined to an historic low. The reduced inventory levels could lead to more competitiveness and increasing prices in the resale market. Through June 30, 2013, the MSA had 13,339 homes listed on the market, which represented a 24.2% decline from one year prior and approximately 2.9 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. By comparison, listings topped 27,700 homes on the market in mid-2010 as inventory levels reached as high as 7.2 months of supply.

The volume of pre-foreclosure notices in Dallas declined in 2012, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. In the twelve months ended June 30, 2013, approximately 11,700 notices had been issued, which represented a 32% decline from one year prior and a 69% decline from the peak in 2007.

In addition, the Dallas market has a moderate level of potential distressed homes that are not yet on the market, which will act to limit rapid appreciation of home prices. These delinquent mortgages represent shadow inventory. As of June 30, 2013, the shadow inventory in Dallas amounted to nearly 40,204 homes, or 10 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

When comparing the monthly costs of owning the median-priced home with the median household income, through June 30, 2013,

affordability in Dallas is much better than the area’s historical median dating back to 1981. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in 2012 were at their best level, however, rising home prices and mortgage rates began to weaken housing affordability in Dallas in the second quarter of 2013. Affordability conditions are expected to approach the long-term median by 2015 as home prices and mortgage rates continue to rise.

In summary, Dallas’s job growth resumed in 2011 and the metro has recovered all jobs lost in the recession. The Dallas metro’s economy continues to be insulated by its diverse employment and central location. Resales sales activity increased by 20% for the twelve months ended June 30, 2013 and is expected to remain steady at 55,000 to 61,000 sales through 2015. New home sales activity began to improve in 2012 and JBREC forecasts continued increases through 2015. Very limited resale and new home inventory is driving more traffic to new home communities and giving builders some pricing power.

Fort Worth, TX Housing Market Overview

The Fort Worth-Arlington metropolitan division consists of Johnson, Parker, Tarrant and Wise Counties. The new home sales and price data analyzed by JBREC excludes Wise County, which represents just 3% of the metro population. This metro has nearly 2.3 million people and 832,000 households, and when combined with the Dallas metropolitan division, the MSA is the largest in Texas and the fourth largest in the nation. The Fort Worth housing market has historically benefited from strong job growth, as well as solid household formations and strong affordability.

The housing fundamentals of the Fort Worth metro have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The Burns Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in Fort Worth fundamentals is the result of improving job growth and declining distressed sales, paired with low construction levels in the recession. The affordability fundamentals are excellent, with prices on average corrected to 2003 levels while mortgage rates remain very low.

For the twelve months ended June 30, 2013, Fort Worth employment grew by 36,100 jobs, a 4.0% increase. There are approximately 935,000 non-farm payroll jobs in the Fort Worth metro, and employment growth has been strong following job losses in 2009 and 2010. The metro area lost 31,600 jobs (3.6%) from the 2008 peak before adding 25,300 jobs (3.0% growth) in 2011 and 26,000 jobs (3.0% growth) in 2012. JBREC forecasts job growth averaging 36,667 (4% growth) per year for 2013 to 2015. The non-seasonally adjusted unemployment rate in the Fort Worth metro for June 2013 was 6.6%, slightly up from 6.5% in 2012, but well below the 7.6% national average.

Although the area is famous for its cowboys and culture, employment in Fort Worth is distributed over many industries and sectors. The largest employment sector is Trade, Transportation and Utilities (22.6% of jobs), followed by Government (13.3%), Educational and Health Services (12.6%) and the high-paying Professional and Business Services (11.5%). Fort Worth is home to such Fortune 500 companies as American Airlines, GameStop, RadioShack and Fluor. At the center of the metro’s aerospace and aviation industry cluster are Bell Helicopter and Lockheed Martin’s Aeronautics Division, which builds military jets and employs over 13,000 people. The Chamber of Commerce identifies 450 biomedical companies, plus 1,110 research and development labs, world-class medical schools and hospitals and highly rated health care systems that make up the metro’s life sciences cluster.

The Fort Worth metro continued to add residents during the recession, although at a reduced rate. From 2007 to 2011, the population grew on average by 41,400 people per year or 2.0%. JBREC forecasts population growth averaging 48,500 people (2.1% growth) per year through 2015, with household growth averaging approximately 19,800 households (2.4% growth) over the same time period.

As of June 30, 2013, the median household income in Fort Worth reached $57,359 which is a new peak. From a prior peak of $56,300 in 2008, household income declined modestly in 2009 to $54,000 (-4%), but recovered by the end of 2012. JBREC projects continued income growth, averaging 2.0% growth per year from 2013 through 2015.

Existing home sales in the Fort Worth metro are rising robustly after declining from 2007 to 2011. In the twelve months ended June 30, 2013, existing home sales for the area increased to 23,304, up 18.8% from the prior year. Current existing home sales levels are still below the peak levels that reached 28,490 transactions in 2006. Home prices have improved as well in the Fort Worth metro. The median existing single-family home price declined by 2.3% from the peak in 2007 to the trough in 2011. In June 2013, the median price for existing single-family home prices was $164,366, up from $133,717 in 2011-a 22.9% increase.

New home sales activity in 2012 rose from trough levels in 2011, but remains very low in comparison to history in this market. New home sales transactions for Tarrant, Johnson and Parker counties totaled 4,839 for the twelve months ended June 30, 2013, up 26% from the twelve months prior, but still well short of the peak of 15,237 in 2006. (New home data is not available for Wise County.) The median new home price rose by approximately 4.5% in 2010 and 3.4% in 2011, but was flat in 2012. In June 2013, the median new home price for the three counties was $236,349 which is 15.4% higher than the prior year. For Texas metros, the new home sales price is a calculation based on median loan amounts. The median new home price can be heavily influenced by the mix of home types being sold at any given time in this broad region. As a result, resale home prices are a better indication of market trends.

Home values in Fort Worth are poised for positive growth through 2015, according to the Burns Home Value Index. After declining by 1.9% in 2011, home values in Fort Worth increased by 3.8% in 2012. JBREC forecasts home values to rise by 6.0% in 2013, 6.4% in 2014 and 3.6% in 2015.

JBREC forecasts homebuilding permit activity in Fort Worth will increase by over 80% by 2015 from the trough level in 2010, spurred by solid household growth. Single-family homebuilding permits declined to a low of 4,557 units in 2011 after averaging more than 13,250 units per year from 1999 through 2007. In the twelve months ended June 2013, Fort Worth issued 5,761 single-family permits (+19%) and 2,786 multifamily permits (-9%), for a total of 8,547 permits (+8%) that is still just 22% of peak permit activity. JBREC forecasts that single-family permits will rise to

7,000 units in 2013, 8,000 units in 2014 and 9,000 units in 2015, which would be the highest level in this market since 2007.

Current demand is greater than the new supply being added to the market, with recent job growth in the twelve months ended June 30, 2013 more than four times the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio of 4.2 is up from 3.0 in 2012. This ratio is expected to decline to 3.0 by 2015, as permit volume increases, and indicates solid demand for housing.

Resale listings in Fort Worth are very low, which could lead to more competitiveness and increasing prices in the resale market. Through June 30, 2013, the metro had 5,839 homes listed on the market, which represented a 22.5% decline from one year prior and a 50% drop from the recent peak in 2010. By comparison, listings exceeded 13,000 homes on the market in much of 2006 and 2007. The current level of listings translates to a very low 3.0 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. The current inventory level is well below the level of more than 6.7 to 7 months of supply in 2011, when sales had slowed.

Pre-foreclosure notices are declining in the Fort Worth metro. This is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended June 30, 2013, approximately 6,100 notices were issued, representing a 31% decline from one year prior and a 65% decline from the peak in 2007.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. These delinquent mortgages represent shadow inventory. As of June 30, 2013, JBREC estimated the shadow inventory at 21,099 homes, or about 12 months of supply. This is almost four times the very low level of listings that are currently on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are excellent in relation to history in the Fort Worth metro. Affordability conditions at the end of 2012 were at the market’s best. JBREC forecasts affordability conditions in Fort Worth will begin to weaken through 2015 as home prices and mortgage rates are expected to rise, but affordability conditions are likely to remain better than the metro’s historical median.

In summary, the housing fundamentals in Fort Worth are strong. The continued solid job growth is positive for housing demand in this market, particularly as job growth significantly outpaces the supply of new homes being added to the market. Low levels of existing home listings are creating a more competitive resale market, which should influence future home price appreciation. Additionally, the reasonable home prices and low mortgage rates mean that affordability is excellent for the buyer, suggesting sustained improvement in the form of increased construction activity and rising home prices.

Houston-Sugar Land-Baytown, TX Housing Market Overview

The Houston, TX MSA consists of Austin, Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, San Jacinto and Waller counties. The home sales and price data analyzed by JBREC includes Harris, Fort Bend, Montgomery and Brazoria counties which comprise 92% of the metro population. With over 6.3 million people and 2.2 million households, Houston is the second-largest market in Texas. The local economy is driven by a number of industries, but the strongest sector is energy and oil, with several top energy companies based in Houston.

Houston’s housing fundamentals have shown considerable improvement in recent years, which is typically a precursor for home price appreciation. The Burns Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to the combination of significantly improved demand fundamentals as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. The affordability fundamentals in Houston are improved from 2008, and affordability conditions are now better than the metropolitan area’s historical median.

There are more than 2.8 million non-farm payroll jobs in the Houston metropolitan division as of June 30, 2013, and employment growth is strong after job losses in 2009 and

2010. The metropolitan area lost 74,000 jobs (2.9%) from the 2008 peak before reviving with positive growth of 64,600 jobs (2.6% growth) in 2011 and 99,900 jobs (3.8% growth) in 2012. Houston was the first big metro to have recovered all jobs lost during the recession. JBREC forecasts job growth averaging 3.3% per year from 2013 through 2015. The non-

seasonally adjusted unemployment rate in Houston as of June 30, 2013 was 6.7%, down from 7.5% one year prior and much better than the 7.6% national average.

Houston has a diverse economy with several industry clusters, including the energy, oil, and Professional and Business Services industries, which are associated with higher-paying jobs that can support purchases of homes. The Port is another significant economic driver, but jobs are often at lower pay rates. The largest employment sector is the Trade, Transportation and Utilities sector, which accounts for 20.3% of the jobs in the MSA. Houston boasts the second most Fortune 500 company headquarters, surpassed only by New York City. Companies that are headquartered in Houston include ConocoPhillips, Marathon Oil, and Sysco. The Texas Medical Center is the largest health complex in the world, with 54 institutions employing 106,000 and treating over 7 million patients annually.

Houston has witnessed solid population and household growth, with an average of 125,500 people (2.2% growth) and 44,100 households (2.2% growth) added annually from 2008 through 2012. JBREC forecasts continued population growth of 1.9% per year through 2015, and slightly stronger household growth averaging 2.1% per year over the same time period.

Houston’s median household income increased 1.3% in for the twelve months ended June 30, 2013 to an estimated $58,901. While the median income dropped by 3.2% in 2009, it had more than recovered by the end of 2011. JBREC forecasts the median household income will rise modestly at 0.3% for 2013 and 0.8% in 2014, then a more robust 3.0% for 2015.

Houston’s existing home sales volume continues to rise each year, with the volume rising 20.4% during the twelve months through June 30, 2013 compared to the twelve months prior. For the twelve months ended June 30, 2013, existing home sales for the area reached 75,282 transactions, as compared to the 56,807 transactions in 2010. Sales activity in 2012 was higher than the resale sales volume in 2004. JBREC forecasts a continued rise in existing home sales from 2013 through 2015, growing at an average annual rate of 4.7%. The median existing home sales price rose 6.4% in 2012, following four years of virtually flat prices. The median existing single-family home price of $191,700 in June 2013 is a new peak for this market.

Houston’s new home sales activity witnessed a significant rise through June 30, 2013 from the 2011 trough, with strong sales growth forecasted for the next several years. New home sales transactions in Harris, Fort Bend, Montgomery and Brazoria counties totaled 21,028 for the twelve months ended June 30, 2013 which was up 19.7% over the prior year. New home sales data is not available for all counties within the MSA. The 19,813 new home sales in these counties in 2012 were nearly 30% higher than the 2011 trough. JBREC forecasts that new home sales activity will continue to increase through 2015, averaging 29,800 transactions per year and 20.9% annual increases in that time. While solid growth is forecasted for the next several years, new home sales activity is likely to remain well below the peak levels achieved in 2006. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers.

JBREC calculates new home prices for Houston using mortgage data and assuming a 20% down payment, indicating a $257,468 median price for the twelve months ended June 2013. The median new home price rose 10.9% in June 2013 compared to the same period the prior year for these four counties. The median new home price can be heavily influenced by the mix of home types being sold and, as a result, resale home prices are a better indication of market trends.

According to JBREC’s Burns Home Value Index, Houston’s home values rose 6.4% for the twelve months ended June 30, 2013. Home values increased by 4.7% in 2012 after a small decline in 2011. The Index provides a reasonable estimate of home value trends in an MSA, and is calculated based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise at an average annual rate of 4.7% from 2013 to 2015.

Single-family homebuilding permit activity in the Houston MSA continues to rise from very low levels, and is forecasted to average 18.0% growth annually from 2013 to 2015 as the demand for housing increases. Single-family homebuilding permits totaled 32,238 in the twelve months ended June 30, 2013, rising from 22,330 units at the low point of the cycle in 2010. Multifamily permits are also expected to grow in the Houston MSA, rising from 15,000 units in 2013 to 19,000 units in 2015.

Strong job growth and steady permit activity leads to the current demand approximately matching the new supply being added to the market. For the twelve months ended June 30, 2013, approximately 1.4 jobs were added to the market for every 1 homebuilding permit issued. Historically, this ratio has been close to 1.3 for the Houston MSA, and JBREC expects supply to outpace demand from 2014 to 2015 as employment growth moderates and permit activity increases.

The resale inventory is trending down in the Houston MSA as the number of listings on the market has declined by 27% from the prior year. As of June 30, 2013, there were 21,008 listings in the MSA, translating into 3.3 months of supply, based on sales activity over the twelve months ended June 30, 2013. A six month supply is considered equilibrium for most markets. Low levels of inventory could lead to more competitiveness and increasing prices in the resale market. The level of listings as of June 30, 2013 is well below the peak of more than 43,000 listings in August 2007, and the months of supply had been as high as 8.1 months in May 2011.

Pre-foreclosure notices are declining in the Houston MSA, which will stimulate price appreciation, as decreasing pre-foreclosure notices are an indicator of an improving market. In the twelve months ended June 30, 2013, approximately 15,250 notices had been issued, which represents a downward trend. Additionally, the rolling twelve-month total was 50.4% lower than peak levels in early 2011.

There is a relatively high level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. These delinquent mortgages represent shadow inventory. As of June 30, 2013, the shadow inventory amounted to an estimated 51,500 homes, or 9.7 months of supply. This is nearly three times the low level of listings that are currently on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that material home price declines are unlikely.

When comparing the monthly costs of owning the median priced home with the median household income, affordability conditions are very good in relation to history in the Houston MSA. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions at 2012 year-end were at the market’s best historical levels. JBREC forecasts that affordability conditions in Houston will return to levels more consistent with the market’s historical median level within the next three years, as home prices and mortgage rates are expected to rise.

In summary, the Houston metropolitan area is recovering, with strong job growth that has more than replaced the jobs lost during the recession. Job creation is fueling housing demand, and resale and new home inventories are limited, resulting in home price appreciation. Homebuilders are reporting strong sales and improving pricing power, and lot and land prices are escalating quickly.

Orlando, FL Housing Market Overview

Orlando, Florida, also referred to as the Orlando-Kissimmee-Sanford MSA, consists of Lake, Orange, Osceola and Seminole counties. Orlando has nearly 2.3 million people and 847,000 households, making it the third-most populous metro in Florida. While Orlando has long been known for its tourism, Orlando now has a vibrant economy and employment centers, and stands on its own identity as a mature community and culture. Because of its central location and its status as a thriving employment center, the Orlando metro is a draw for both employers and residents.

The housing fundamentals of Orlando have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The Burns Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving job growth, low supply, great affordability, and the turning of the business cycle. The affordability fundamentals are excellent, with prices having bottomed at levels last seen in 2001 and 2002. The combination of prices being below peak and low mortgage rates provides an historic buying opportunity.

There are nearly 1.1 million non-farm payroll jobs in Orlando, and employment growth was positive in 2011 and 2012 after job losses in 2008 through 2010. The metro area lost 89,500 jobs (8.2%) from the 2007 peak before adding 38,800 jobs (3.9% growth) from 2011 through 2012. JBREC forecasts job growth averaging 24,000 jobs (2.3%) per year for 2013 to 2015. The seasonally adjusted unemployment rate in Orlando for June 2013 was 6.9%, down from 8.7% one year previous and below the national average of 7.6%.

The Orlando economy benefits from a globally-recognized tourism industry that saw a record 57 million visitors in 2012. This sector alone has an economic impact of more than $27.6 billion. Although Orlando is famous for its vacation destinations such as Disneyworld, Universal Studios, and SeaWorld, employment in Orlando is distributed over many industries and sectors. Other equally strong innovative sectors include Orlando’s Aerospace & Defense sector, Modeling, Simulation and Training, Life Sciences and Biotechnology and Digital Media clusters. The largest employment sector is indeed Leisure and Hospitality (20.9% of jobs), followed closely by

Trade, Transportation and Utilities (19.0%), and the high-paying Professional and Business Services (16.4%) sector. Following Disney as the metro’s largest employer, the next three places are held by the Aventist Health; Publix grocery chain and Universal Orlando. Other major employers include Lockheed Martin, Darden Restaurants, Northrup Grumman, Siemens Energy and Mitsubishi Power Systems.

Even during the recession, Orlando’s population continued to grow. From 2008 through 2011, the population grew an average of 29,700 (1.4%) annually and in 2012, it added 49,000 people (2.2% growth). JBREC forecasts population growth averaging 58,400 people (2.6% growth) per year through 2015, with household growth averaging approximately 21,800 (2.6% growth) per year over the same time period.

For June 2013, the median household income in Orlando was an estimated $47,749, having peaked in 2008 at $50,576. JBREC forecasts modest increases in income, averaging 0.5% growth per year from 2013 through 2015.

Existing home sales in Orlando have been on the rise since the trough in 2008. In the twelve months ended June 30, 2013, existing home sales for the area increased to 41,197, up 117% from 18,972 sales in 2008. Current existing home sales levels are still well below the peak level of 56,269 sales in 2005. Home prices are rising in Orlando. The median existing single-family detached home price declined nearly 51% between 2007 and 2011, due in part to a shift in sales activity away from the higher price points and a loss in value. In June 2013, the median price for existing single-family detached homes was $150,000, up over 17% from $130,000 one year prior. Prices in June 2013 were above the 2003 median price level of $140,500, but still below the median price for 2004.

New home sales activity has risen from the trough levels of 2010, but remains low for this market. New home sales transactions totaled 6,774 for the twelve months ended June 30, 2013, well below the peak of 34,816 in 2006, but 33.8% higher than the twelve months prior. JBREC expects the new home sales volume to increase by 44% to 12,000 transactions in 2015. The median new home price is once again rising after declining from the peak level in 2007. In June 2013, the median new home price was $225,000, which is up 15.8% from the same time the year prior, but still down 16% from its peak of
$266,799 in 2007. The median new home price can be heavily influenced by the mix of home types being sold at any given time, and should not be relied upon as the only indicator of market trends.

Home values in Orlando are poised for positive growth through 2015, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise by 13.4% in 2013, decreasing to 7.9% appreciation in 2014 and slowing to 2.8% in 2015.

Homebuilding permit activity in Orlando continues to increase from its lowest levels in decades, with the mix of permits issued gradually moving toward multi-family housing as available land slowly decreases. JBREC forecasts single-family construction to rebound from trough levels during the housing correction. Single-family homebuilding permits had fallen to 3,707 units in 2009, but rose to 7,322 in 2012, and to 9,007 units during the twelve months ended June 30, 2013. Single-family homebuilding permits are expected to account for roughly 60% of the total residential construction activity from 2013 through 2015, rising to 14,000 permits projected for 2015. In contrast, multifamily permits totaled 6,525 units in during the twelve-months ended June 30, 2013 and are projected to rise to 9,000 by 2015.

Current demand is approximately equal to the new supply being added to the market, as there are 1.25 new jobs added for every new home permit in the twelve months ended June 30, 2013; the employment growth to homebuilding permit ratio in 2012 was 2.1. The ratio is expected to remain relatively unchanged through 2015 as job growth and permit activity continues.

Resale listings in Orlando are at very low levels, which could lead to more competitiveness and increasing prices in the resale market. Through June 30, 2013, the metro had 9,887 homes listed on the market, which represented a 10% decline from one year prior and a 52% drop from mid-2010. By comparison, listings exceeded 35,000 homes on the market in some months of 2007. The current level of listings translates to a low 3.3 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. The current inventory level is well below the peak level of 21.9 months of supply in 2008.

Pre-foreclosure notices are declining in Orlando, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended June 30, 2013, approximately 16,500 notices were issued, representing a decline of 7.5% from one year prior. However, the pre-foreclosures in June 2013 are 69% below the peak levels in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. These delinquent mortgages represent shadow inventory. As of June 30, 2013, JBREC estimated the shadow inventory at 41,968, or approximately 13.8 months of supply. The current shadow inventory is approximately four times the low level of listings that are currently on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are better than the historical median affordability conditions in the Orlando MSA. This affordability analysis takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability was at its best in 2012 and early 2013, but JBREC forecasts affordability conditions in Orlando will weaken further through 2015 as home prices and mortgage rates are expected to rise.

In summary, the housing fundamentals in Orlando are improving. Job growth is positive for housing demand in this market, and low levels of existing home listings are creating a more competitive resale market, which should influence future home price appreciation. Prices are at low levels not seen since 1999-2000, in a time when mortgage rates are also at historic lows. The combination of low prices and low mortgage rates in a metro of increasing population suggests a rebound in the form of rising construction activity and home prices.

Phoenix, AZ Housing Market Overview

The Phoenix-Mesa-Glendale Metropolitan Area consists of Maricopa and Pinal counties. With 4.5 million people and 1.6 million households, Phoenix is the largest market in the state of Arizona. Phoenix is well-known as a retirement mecca and enjoys plenty of tourism, but is also ranked second in the country for solar power installations and is a manufacturing and distribution hub that operates at a 40% savings from California locations. Key cities in the MSA include Phoenix, Mesa, Scottsdale and Tempe.

The housing fundamentals in the Phoenix MSA have shown considerable improvement in recent years, which is typically a precursor for home price appreciation. The Burns Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to the combination of significantly improved demand fundamentals as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. The affordability fundamentals in Phoenix are very good, but are beginning to show signs of weakening as prices rise in this market.

There are nearly 1.8 million non-farm payroll jobs in the Phoenix metro area, and employment growth resumed in 2011 after three years of losses from 2008 through 2010. The metro area lost 228,500 jobs, or 11.9% from the 2007 peak of 1.9 million, before adding 25,200 jobs (1.5%) in 2011 and another 41,500 jobs (2.4%) in 2012. JBREC projects Phoenix will add 45,000 new jobs (2.6%) in 2013, then 50,000 jobs (+2.8%) in 2014 and 55,000 jobs (3.0%) in 2015. The non-seasonally adjusted unemployment rate in Phoenix as of June 30, 2013 was 7.2%, down from 7.6% one year prior and below the 7.6% national average.

Phoenix has a diverse employment distribution that resembles that of the nation as a whole, with some differences. The largest employment sector is the Trade, Transportation and Utilities sector, which accounts for 21% of the jobs in the metro. Phoenix has a larger combined concentration of jobs in the sectors that generally represent higher incomes: Professional and Business Services, Financial Activities and Information. The combination of these three sectors represents 27% of the jobs in the metro, versus 21% for the nation.

Metro leaders are focused on development or expansion of several industry clusters, including renewable energy, biomedical/personalized medicine, advanced business services, manufacturing and distribution, data centers, emerging technology and aerospace and aviation. Several of these sectors capitalize on the many sunny, clear days each year and lower cost of doing business, which is reportedly 40% lower than California. Top employers include city, county and state government, Bank of America, Wells Fargo, Raytheon, Arizona State University and Apollo Group, which is the parent company for Phoenix University and many other accessible education programs.

Population and household growth slowed in Phoenix during the recession, with an average of 61,800 people (1.5% growth) and 22,160 households (1.5% growth) added annually from 2008 through 2012. JBREC expects a return to strong population growth averaging 118,967 people (2.7% growth) and 46,766 households (2.9% growth) annually from 2013 through 2015.

The median household income is rising in the Phoenix metro, increasing 2.5% in the twelve months ended June 30, 2013 to nearly $53,400. While the median household income is still below the peak of $55,700 in 2008, JBREC forecasts continued income growth, averaging 2.8% annually from 2013 through 2015.

Phoenix’s existing home sales volume has recovered significant from the low in 2008, but remains below the 2005 peak. With approximately 100,600 annual existing home sales in the twelve months ended June 30, 2013, the transaction volume is 66% higher than the trough of 60,600 in 2008, and increased by 3.8% from the twelve months prior. JBREC forecasts that existing home sales will reach 101,900 transactions in 2013, which would be the most since 2005, then hold around 100,000 in 2014 and 2015.

The median existing home sales price rose approximately 26% in the twelve months ended June 30, 2013, following five years of declining or weak prices. From the 2006 peak to the 2011 low, the median existing single-family detached home price declined by 54% as a result of sales activity shifting to lower price points, as well as a loss of value. The median existing single-family detached home price of $190,000 in June 2013 was on par with the median price in 2008 for this market.

New home sales activity in Phoenix during the twelve months ended June 30, 2013 increased 22.6% compared to the twelve months prior, and JBREC forecasts strong sales growth for the next several years. New home sales transactions totaled 12,083 for the twelve months ended June 30, 2013, which was up 42% from the recent trough in 2011. JBREC projects that new home sales activity will increase to 13,000 transactions in 2013, which would be the highest level since 2008, and rise to 24,000 by 2015.

While solid growth is forecasted for the next several years, new home sales activity is likely to remain well below the peak levels achieved in 2005. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the June 2013 median price for new homes was $257,500. The median new home price rose 25.6% for the twelve months ended June 30, 2013 after declining from the peak of $269,300 in 2006. The median new home price can be heavily influenced by the mix of home types being sold and, as a result, resale home prices are a better indication of market trends.

Phoenix home values rose 20.5% for the twelve months ended June 30, 2013, following five years of declining values, during which time home values declined 55% from the 2006 peak, according to JBREC’s Burns Home Value Index. The index provides an estimate of home value trends in an MSA, and is calculated based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise 21% in 2013, 11% in 2014 and 4% in 2015.

Single-family homebuilding permit activity in the Phoenix metro continues to rise from very low levels, and JBREC forecasts volume to grow in 2013 as the demand for housing increases. Single-family homebuilding permits totaled 12,529 in the twelve months ended June 30, 2013, rising from 7,212 units at the low point of the cycle in 2010. JBREC forecasts that single-family homebuilding permits will reach 14,000 issuances in 2013, which would be the highest level since 2007 in this market, and rise to 27,000 by 2015.

The pace of job growth is ahead of permit activity in Phoenix, resulting in current demand outpacing the new supply being added to the market. For the twelve months ended June 30, 2013, approximately 2.5 jobs were added to the market for every 1 homebuilding permit issued. Historically, this ratio has been closer to 1.2 for the Phoenix metro. The ratio is expected to decrease slightly to 2.0 in 2014 as permit growth increases.

Resale inventory declined rapidly in the Phoenix metro in 2011 and 2012, plummeting by 52% in the two year period. As of June 30, 2013 there were 17,209 listings in the metro, translating to 2.1 months of supply, based on sales activity for twelve months ended June 30, 2013. A 6.0 month supply is considered equilibrium for most markets. Low levels of inventory could lead to more competitiveness and increasing prices in the resale market. The level of listings as of June 30, 2013 was well below the peak of almost 58,200 listings in October 2007, and the months of supply had been as high as 12.6 months in March 2008.

Pre-foreclosure notices have been declining in the Phoenix metro division since a peak in the fourth quarter of 2009. At the peak, approximately 117,300 notices were issued in Phoenix. In the twelve months ended June 30, 2013, approximately 25,600 notices had been issued, which represents a 53% decline from the twelve months ended June 30, 2012.

There is a relatively high level of potential distressed homes that are not yet on the market and may limit home price appreciation. These delinquent mortgages represent shadow inventory. As of June 30, 2013, the shadow inventory amounted to an estimated 29,000 homes, or 3.7 months of supply at the resale sales rate of the last twelve months. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years; however, demand for the distressed inventory will exceed the slow pace of inventory coming to market so that material home price declines are unlikely.

When comparing the monthly costs of owning the median-priced home with the median household income, current affordability conditions are excellent in relation to history in the Phoenix metro. This affordability analysis takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions at 2012 year-end were near the market’s best. JBREC forecasts that affordability conditions in Phoenix will continue to worsen in 2013 as home prices and mortgage rates are expected to rise. By 2015, affordability in Phoenix will approach the long-term average.

In summary, the Phoenix metropolitan area is recovering, with strong job growth that is fueling housing demand. Additional demand for homes by retirees and second-home buyers isn’t captured in the job growth metrics, which serve as a proxy for demand. Investors have also been active buyers in recent years, helping to clear much of the distress. Resale and new home inventories are very limited, supporting home price appreciation. Homebuilders are reporting very strong sales and improving pricing power, leading many to intentionally slow sales while working to open new sections or communities. Lot and land prices are escalating quickly.

San Antonio, TX Housing Market Overview

The San Antonio MSA consists of Atascosa, Bandera, Bexar, Comal, Guadalupe, Kendall, Medina and Wilson Counties. The new home sales and price data analyzed by JBREC is limited to Bexar County, which represents 80% of the metro population. The metro area is home to approximately 2.3 million residents and more than 818,000 households. Located about 80 miles south of Austin, San Antonio is home to Lackland Air Force Base and South Texas Medical Center, the only medical research and care provider in the South Texas region. The metro also has a strong tourism base, as San Antonio is the most visited city in Texas.

The housing fundamentals in the San Antonio MSA materially improved from 2010 through 2012, from very weak levels from 2006 through 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Burns Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in San Antonio is due to the combination of significantly improved demand fundamentals, as a result of renewed job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability fundamentals are improved from 2009, and affordability is now better than the metro’s historical median, but not at its best.

The San Antonio MSA had approximately 890,800 non-farm payroll jobs in June 2013. The metro fared better than most during the national recession, with job losses limited to 2009. From the peak in 2008, San Antonio lost 16,000 jobs or 1.9%, but recovered these jobs and more during 2011 and 2012. JBREC forecasts 15,000 new jobs in 2013, 18,000 new jobs in 2014 and 20,000 new jobs in 2015 for average annual growth of 2.0%. The non-seasonally adjusted unemployment rate in San Antonio as of June 30, 2013 was 6.7%, down from 7.3% one year prior and well below the 7.6% national average.

San Antonio’s economy is diverse, with a notably larger share of government jobs than the national average. The largest sector by percentage of jobs is Government (18.0%) followed by Trade, Transportation and Utilities (16.8%) and Educational and Health Service (15.2%). The government sector includes federal, county and local government as well as local school districts. The economy of San Antonio is anchored by Fort Sam Houston, Lackland and Randolph Air Force Bases, heath services and technology companies. Randolph
Air Force Base is the metro’s largest employer, providing roughly 69,000 military and civilian jobs, followed by USAA insurance and H-E-B grocery chain. San Antonio’s dynamic and diverse economy is a healthy mix of business services, with a rapidly growing biomedical and biotechnology sector, an emerging new energy economy and a diversified manufacturing sector, producing everything from aircraft and semiconductors to Toyota trucks. The Fortune 500 companies Valero Energy, USAA and Tesoro all have their headquarters in San Antonio.

San Antonio’s population and household growth over the next three years are expected to be solid. JBREC forecasts San Antonio will see average annual population growth of 46,100 households or 2.0% per year from 2013 through 2015. Household growth is expected to average nearly 18,400 annually, or 2.2% per year. As of June 30, 2013, San Antonio had a population of 2.28 million with roughly 818,000 households.

The median household income in the San Antonio MSA has risen by $3,000 over 2011 and 2012, and steady growth is expected through 2015. The MSA’s median household income in June 2013 was an estimated $51,179 and JBREC forecasts continued increases in income, averaging 1.9% growth per year from 2013 through 2015.

The existing home sale volume in the San Antonio MSA gained strength in 2012 with an 11% increase, following a nominal increase in 2011 and annual declines from 2007 through 2010. Resale sales in the twelve months ended June 30, 2013 totaled over 22,000 transactions, which is up 16% from the prior year, and above average annual sales from 1998 to 2006. JBREC expects existing home sales to average 23,500 transactions annually through 2015. The median single-family resale home price in San Antonio rose 5% in 2012 to $158,911 which is above the recent peak in 2008. As of June 2013, the median resale home price reached $178,800, up 5.4% year-over-year.

In San Antonio, the trough of the new home market occurred in 2011 with 4,847 new home transactions in Bexar County (new home sales data was not available for the remaining counties in the MSA). In 2012, the overall recovery in the San Antonio housing market began to solidly push up new home sales volumes by 17.3% over 2011. New home sales in the twelve months ended June 30, 2013 rose to 6,026 transactions for Bexar County, a 16.1% increase from the prior year. JBREC expects new home sales activity will total approximately 6,000 transactions in 2013, and steadily improve to 7,500 transactions in 2015. The new home sales volume in 2015 is expected to be 45% below the 2006 peak of 13,687 transactions. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. JBREC calculates new home prices for San Antonio using mortgage data and assuming a 20% down payment, indicating a $256,624 median price in Bexar County for the twelve months ended June 2013, that is up 17% from the prior year. The median new home price increased 3.3% in 2011 and 3.2% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

According to the Burns Home Value Index, San Antonio home values increased by 3.0% in 2012 and are poised for a 4.0% increase in 2013. Home values based on recently negotiated transactions increased by 3.1% for the twelve months ended June 30, 2013, and are expected to rise at an annual average rate of 5.2% from 2013 through 2015.

Total homebuilding permit activity in the San Antonio MSA is forecasted to increase by 128% by 2015 from the trough level in 2009, spurred by solid employment and household growth. Single-family homebuilding permits declined to a low of 4,410 units in 2011 after averaging more than 11,000 units per year from 1999 through 2006. In 2012 single-family permits increased by 15.7% from the prior year to 5,103 units. JBREC forecasts that single-family permits will rise another 18% to 6,000 units in 2013, and increase steadily to 9,000 units in 2015, which would be the highest level in this market since 2007.

As San Antonio’s job growth resumed in 2010, supply and demand for housing has come back into balance. In 2012, the MSA added an average of 2.4 jobs for every homebuilding permit. JBREC forecasts the employment to homebuilding permit ratio will average 1.3 permits for every job added from 2013 through 2015. The historical ratio of employment growth to homebuilding permits in San Antonio from 1992 to 2008 (the year prior to the most substantial job losses) is 1.7.

Resale listings in the San Antonio MSA have declined to their lowest since 2006, and have begun to increase in 2013. The reduced inventory levels could lead to more competitiveness and increasing prices in the resale market. Through June 30, 2013, the MSA had 9,581 homes listed on the market, which represented a 13% decline from one year prior and approximately 5.2 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. By comparison, listings approached 13,600 homes on the market in mid-2010 and inventory levels reached as high as 8.5 months of supply.

The volume of pre-foreclosure notices in San Antonio declined in the second quarter of 2013, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. In the twelve months ended June 30, 2013, approximately 5,700 notices had been issued, down 24.5% from the year prior and down 52% from late 2007.

The San Antonio market has a moderate level of potential distressed homes that are not yet on the market, which will act to limit rapid appreciation of home prices. These delinquent mortgages represent shadow inventory. As of June 30, 2013, the shadow inventory in San Antonio amounted to nearly 18,800 homes, or 11.5 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

When comparing the monthly costs of owning the median-priced home with the median household income, through June 30, 2013, affordability in San Antonio is better than the area’s historical median dating back to 1981, but weakening in 2013. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in 2012 were at their best level, and are expected to worsen by 2015 as home prices and mortgage rates are expected to rise. During 2014, San Antonio’s housing affordability will return to the metro’s long-term median.

In summary, San Antonio’s housing market is positioned for recovery. The metro fared better than most during the national recession, with job losses limited to 2009, and all of the lost jobs and more were recovered by 2012. The metro economy is fairly diverse, and continues to draw new employers. New home demand exceeded supply during 2012 and the first half of 2013, as job creation and household formations occurred at a faster pace than builders pulled permits. As the economy and employment continue to improve, homebuilders are benefiting from limited new and resale supply and low mortgage rates.

Tampa, FL Housing Market Overview

The Tampa-St. Petersburg-Clearwater Metropolitan Area (“Tampa MSA”) consists of four counties: Hernando, Hillsborough, Pasco and Pinellas. The Tampa MSA has as an estimated population of 2.9 million people and 1.2 million households, making it the second-largest metropolitan area in the state of Florida. The Tampa housing market has historically benefited from strong job growth, as well as solid household formations and strong affordability.

Tampa’s housing market continues to recover as the local economy is adding jobs at a faster pace. Housing fundamentals in Tampa have shown considerable improvement over the last year, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The Burns Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history and has historically been a one- to three-year leading indicator for home price appreciation.
The improvement in the overall fundamentals is the result of improving demand, relatively low supply, strong affordability, and the improved national picture. Despite strong price appreciation since 2011 in Tampa, the affordability fundamentals remain strong, with prices hovering at 2004 levels while mortgage rates remain quite low.

There were approximately 1.2 million non-farm payroll jobs in Tampa in June 2013 and employment growth was positive in 2011 and 2012 after job losses from 2007 through 2010. The metro area lost 123,300 jobs (10%) from the 2006 peak through 2010 before adding 43,700 jobs (3.9% growth) in 2011 and 2012. JBREC forecasts average annual job creation of 31,000 or 2.6% from 2013 to 2015. The seasonally adjusted unemployment rate in Tampa in June 2013 was 7.2%, down from 8.8% in 2012 and below the national unemployment rate of 7.6%.

Tampa’s economy contains some diversity, but is primarily driven by a large concentration of back-office operations. The largest employment sector is Trade and Transportation (19.2% of jobs), followed closely by the Professional and Business Services sector (17.4%) and Education and Health Services (16%). Government (12.0%) and Leisure and Hospitality (11.3%) and Financial Activities (8.3%) are also significant sources of jobs in the Tampa MSA. Tampa’s Chamber of Commerce is developing an expanded mix of businesses, including financial services, bioscience, technology and international trade.

Tampa’s population growth slowed from the mid-2000s to 2009, but remained positive. The pace of population growth has increased over the last two years, as the Tampa MSA has added a total of 52,200 new residents (0.9% average annual growth) in 2011 and 2012. JBREC forecasts population growth averaging 36,467 people (1.3% growth) per year from 2013 through 2015, with household growth averaging approximately 15,800 (1.3% growth) per year over the same time period. Net migration into the Tampa MSA slowed considerably in 2008, but has experienced a modest improvement in the last three years.

For June 2013, the median household income in Tampa was $45,599, having peaked in 2007 at $46,204. JBREC forecasts continued increases in income, averaging 2.3% growth per year from 2013 through 2015.

Existing home sales in Tampa have been rising since 2009. In June 2013, existing home sales for the metro increased to 54,726, up 74% from the trough of 2008, but still well below the peak level of 88,607 in 2005. Home prices are recovering in Tampa. The median existing single-family detached home price declined 44% between 2006 and 2011, due in part to a shift in sales activity away from the higher price points, a large amount of foreclosures, and a loss in value. In June 2013, the median price for existing single-family detached homes was $140,000, up from $115,291 in 2012. The June 2013 median price is comparable to the median home price in 2004.

New home sales activity in Tampa increased in 2012, but remains relatively muted overall. For the twelve months ended June 30, 2013, new home sales totaled 6,031, a 23.4% increase from the twelve months prior, but considerably below the 2006 peak of 27,265 sales. JBREC forecasts the new home sales volume to gradually increase to 10,000 transactions by 2015. The median new home price began rising in 2011 and gained momentum in 2012 with an 11% increase. The median new home price in Tampa as of June 2013 was $227,500, up 13% from 2012. The median new home price can be heavily influenced by the mix of home types being sold at any given time, and should not be relied upon as the only indicator of market trends.

Home values in Tampa are poised for positive growth through 2015, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values in Tampa to rise by 10.5% in 2013, with annual appreciation of 10.7% and 7.2% in 2014 and 2015, respectively.

Homebuilding permit activity in Tampa posted a strong increase in 2012, but permit activity is still relatively low based on historical standards. In the twelve months ended June 30, 2013, total permit issuance was 13,363 units, which is an increase of 82% increase from 2012, but still just 35% of the 1984 peak permit levels. JBREC projects total homebuilding permits will increase to 12,500 in 2015. While JBREC forecasts that much of the permit growth through 2015 will be for single-family units, multifamily construction is also expected to increase from trough levels. Single-family homebuilding permits had fallen to 3,923 units in 2009, but rose to 7,494 in the twelve months ended June 30, 2013. Single-family homebuilding permits are expected to account for roughly 60% of the total residential construction activity from 2013 through 2015. Multifamily permits totaled 5,869 in the twelve months ended June 30, 2013 and are projected to rise to 6,000 by 2015.

Job creation in the twelve months ended June 30, 2013 was more than triple the number of homebuilding permits issued in the same period, indicating that housing demand exceeded new supply being added to the market. The employment growth to homebuilding permit ratio in June 2013 was 2.49 and the ratio is expected to decline to 1.6 by 2015 as permit activity increases.

Resale listings in Tampa are historically low, which could lead to more competitiveness and increasing prices in the resale market. Through June 30, 2013, the Tampa MSA had 15,540 homes listed on the market, which represented an 11.5% decline from one year prior and a 67% drop from the peak of 46,800 listing in July 2007. The June 2013 level of listings translates to 3.4 months of supply, based on existing home sales activity over the twelve months ended June 30, 2013. A 6.0 month supply is considered equilibrium for most markets. Inventory levels in June 2013 remain well below the peak level of nearly 17 months of supply in late 2008.

Pre-foreclosure notices in Tampa are increasing, but remain well-below the peak levels. In the twelve months ended June 30, 2013, 23,300 notices were issued, up 6% from one year prior, but 57.8% below the peak in the second quarter of 2009. While the number of pre-foreclosure notices has fallen from the peak, there is a significant level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. These delinquent mortgages represent shadow inventory. In fact, Tampa has the fifth-highest level of shadow inventory in the nation. As of the second quarter of 2013, JBREC estimates the shadow inventory at 58,472 homes, or about 13 months of supply, which more than triple the level of listings as of June 30, 2013. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home in Tampa with the median household income, affordability is currently better than the historical median affordability. This measure of the costs of ownership takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Tampa’s affordability was at its historic best during 2012, but JBREC forecasts affordability conditions in Tampa will weaken further through 2015 as home prices and mortgage rates are expected to rise. However, overall affordability is expected to remain better than the historical median.

In summary, the Tampa MSA housing market continues to recover. The region’s job base is expanding again, which should drive demand for future homes. The resale inventory levels are extremely low, which supports home price appreciation. Shadow inventory is high, but we do not expect a negative impact on home prices as these delinquent mortgages gradually become distressed sales. Overall, the market is benefitting from its strongest affordability level in over a decade. The strong affordability, combined with historically low interest rates, should result in high demand and healthy home price appreciation in the Tampa MSA.

This market study was prepared for LGI Homes, Inc. in August 2013 in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”). Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The market study contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This market study contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this market study. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this market study are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

OUR BUSINESS

We are one of the nation’s fastest growing homebuilders engaged in the design and construction of entry-level homes in high growth markets in Texas, Arizona, Florida and Georgia. Our business model is based on skillfully building and selling high quality, entry-level homes in attractive locations that include well-designed floor plans with features that appeal to renters. We focus on converting renters of apartments and single-family homes into homeowners by offering superior value at affordable prices in affordable locations and by utilizing a well-established sales and marketing approach, a culture of customer service excellence and a highly efficient construction process. Our strategy has driven our industry-leading build times, inventory turnover and returns on capital. We intend to expand within our existing markets and into new markets where we identify opportunities to build homes that meet our profit and return objectives.

Since commencing operations in 2003, we have constructed and sold over 5,000 homes, have been profitable every year despite the housing downturn, and have never taken an inventory impairment. According to Builder magazine, we were the only homebuilder among the 200 largest U.S. homebuilders to report closings and revenue growth from 2006 to 2008 when the housing market experienced a significant decline. We increased our revenue from $55.3 million ($50.5 million for our predecessor) in 2010 to $143.4 million ($76.2 million for our predecessor) in 2012, representing a compound annual growth rate of 61.0% (20.2% for our predecessor). We increased our closings from 439 homes in 2010 to 1,062 homes in 2012. Among our public homebuilder peers, we had the highest revenue and closings growth between 2010 and 2012. Further, in 2012, we ranked first among our public homebuilder peers in return on assets, asset turnover and closings per active community. We generated attractive returns on capital with a 37.7% earnings before taxes to average total capitalization ratio, a level far exceeding the average of our public homebuilder peers of 3.5%. We have a proven and highly effective operating model and a strong land position of approximately 10,000 owned or controlled lots as of June 30, 2013, representing more than seven years of land supply based on our home closings for the twelve months ended June 30, 2013. We believe we are well-positioned to continue our profitable growth within existing and new markets and capitalize on the U.S. housing recovery.

Our management team has been in the residential land development business since the mid-1990s. As a land developer, our management excelled at identifying and developing attractive communities and selling finished lots to custom homebuilders and individuals. In 2003, we commenced homebuilding operations targeting the entry-level market. We developed our unique operating model based on our belief that there was a more effective and efficient method of constructing and selling homes. Our proven operating model has been highly successful, resulting in sales rates exceeding those of our public homebuilder peers. After successfully establishing ourselves as homebuilders in the Houston market, we demonstrated that our operating model could flourish in additional markets including Dallas/Fort Worth, San Antonio, Austin and Phoenix. Since 2010, we achieved profitability within six months of our first home closings in each of our new communities in these markets. After conducting extensive due diligence and market studies, we entered the Tampa market in 2012 and the Atlanta and Orlando markets in 2013.

Our success lies within our differentiated strategy as a focused sales and marketing organization targeting the entry-level homebuyer. Our marketing efforts are specifically designed to establish direct communication with local renters in order to educate them on the benefits and affordability of homeownership. In our marketing efforts, we utilize print and digital advertising, social media, direct mail and other promotional activities, and are able to generate a large volume of high quality prospects who schedule appointments to tour one of our active communities. At each of our sales offices, we have assembled a team of dedicated sales professionals and an independent on-site loan officer who assist the prospective buyer through the home buying process. During each home tour, we demonstrate the lifestyle upgrade from apartment living to homeownership, which delivers more living space, an attached garage and a landscaped yard. Our focus on sales and marketing is a key driver of our high conversion rates, and we believe our unique sales approach has enabled us to differentiate ourselves from our competition. As a result of our operating model and inventory of move-in ready homes, our average closings per active community were 94 in 2012, or nearly eight per month, which far exceeded those of our public homebuilder peers who had average closings per active community of 26 in 2012, or approximately two per month.

Our higher sales volume enables us to employ an even-flow, or continuous, construction methodology to establish an inventory of move-in ready homes, resulting in more favorable relationships with subcontractors who prefer the stability afforded by our approach. By providing a consistent flow of work, we maintain timely and efficient subcontractor progress on our construction projects and are able to achieve lower labor and material costs. We focus on entry-level homes with price points and sizes ranging from approximately $115,000 to $260,000 and 1,200 to 3,000 square feet, respectively. Our targeted product lines further enable us to maintain a highly streamlined and efficient construction process. Additionally, we eliminate the incremental expenses associated with model homes and customized options. All of our homes are built with a defined set of features that appeal to renters, simplifying our construction and purchasing processes and allowing us to optimize the timing of our home starts. These initiatives have enabled us to maintain an average home completion time of approximately 45 to 60 days and to generate operating margins ranked in the top quartile among our public homebuilder peers. In addition, our inventory of move-in ready homes and successful sales methodology have led to generally high closing rates and short escrow periods for customers who are often faced with expiring apartment leases and rising rental costs. As a result, our inventory turnover in 2012 was 2.5x (2.7x for our predecessor), significantly higher than the average of our public homebuilder peers of 1.0x.

We have been an active and opportunistic acquirer of land for residential development in our markets. We actively source land from a wide range of landowners, brokers, lenders and other land development companies. We acquire finished lots and raw land in affordable locations with proximity to major thoroughfares, retail districts and centers of business, which can be purchased at attractive prices. As a result, we are able to offer greater value to our homebuyers and still provide them access to bases of employment, everyday amenities, and the resources available in the greater metropolitan regions. We conduct thorough due diligence on each of our potential land acquisitions, and we look at numerous opportunities before finding one that meets our requirements. We test the market and speak with potential homebuyers before committing to purchase land, a process that we believe is unique and unmatched by our public homebuilder peers. Through this proven operating model, we have consistently outperformed our peers as shown by asset turnover and average closings per month in our active communities and continue to grow our share of business in each of our markets. We maintain a large pipeline of desirable land positions and plan to use the proceeds from this offering to fund several land acquisitions to support our continued growth. Furthermore, we believe that our land acquisition process, centered on comprehensive test marketing, enables us to replicate our unique operating model in new markets. We increased our active communities from five as of December 31, 2010 to 18 as of June 30, 2013 and expect to reach 24 active communities as of December 31, 2013. We also increased our lot inventory from approximately 2,700 owned or controlled lots as of December 31, 2010 to approximately 10,000 owned or controlled lots as of June 30, 2013.

Each of our existing markets is experiencing strong momentum in housing demand drivers, including nationally leading population and employment growth trends, favorable migration patterns, general housing affordability and desirable lifestyle and weather characteristics. Our target markets are characterized by high populations of renters who are facing rising rental costs and are interested in homeownership. Many of our existing markets, including Austin, Houston, Dallas/Fort Worth, Phoenix and San Antonio, ranked among the top 10 markets for fastest population growth in the United States from 2000 to 2010, according to the U.S. Census Bureau. Our land inventory should enable us to capture the benefits associated with expected increasing housing starts as the U.S. housing recovery continues and demand for new homes grows.

We increased our revenue 70.8% (105.2% for our predecessor) from $56.2 million ($28.9 million for our predecessor) for the six months ended June 30, 2012 to $96.0 million ($59.3 million for our predecessor) for the six months ended June 30, 2013. Similarly, we increased closings 57.3% from 422 homes for the six months ended June 30, 2012 to 664 homes for the six months ended June 30, 2013. For the six months ended June 30, 2013, we generated adjusted gross margins, on a pro forma basis for the Transactions, of 28.4% and adjusted EBITDA margins, on a pro forma basis for the Transactions, of 13.3%. See “Summary—Summary Historical and Pro Forma Financial and Operating Data” for a reconciliation of adjusted gross margins to gross margins and adjusted EBITDA to net income.

Our Competitive Strengths

We believe the following strengths provide us with a significant competitive advantage in implementing our business strategy:

Unique operating model generates “best-in-class” returns on capital

Our unique operating model generates “best-in-class” returns on capital through a profitable and scalable platform that has generated strong operating margins, rates of closings per active community and inventory turnover. In 2012, we generated superior returns, with a 37.7% earnings before taxes to average total capitalization ratio and a 33.2% earnings before taxes to average assets ratio, levels far exceeding the averages of our public homebuilder peers of 3.5% and 2.8%, respectively. We attribute our strong margins and our consistent profitability throughout the downturn primarily to our disciplined land acquisition, operating and management approach. We increased our revenue from $55.3 million ($50.5 million for our predecessor) in 2010 to $143.4 million ($76.2 million for our predecessor) in 2012, representing a compound annual growth rate of 61.0% (20.2% for our predecessor), which far exceeds the average compound annual growth rate of 8.3% of our public homebuilder peers over the same period. For the six months ended June 30, 2013, our revenue was $96.0 million ($59.3 million for our predecessor). Our operating model allows us to balance our decentralized local market expertise with our centralized administrative and accounting functions. Our closings increased 141.9% to 1,062 in 2012 as compared to 439 in 2010.

We focus on skillfully designing, building and selling high quality, entry-level homes in attractive locations that include well-designed floor plans with features that appeal to renters. This strategy is supported by a well-established sales and marketing approach, a culture of customer service excellence and a highly efficient home construction process. We have an in-depth understanding of the needs of potential homebuyers in our markets and are committed to simplifying the buying process for our customers. Recognizing that buying a home can be overwhelming, especially for first time homebuyers, we guide our customers through the process, providing a simple, efficient and effective purchasing experience. We provide potential homebuyers with a comprehensive and thorough outline of the steps to homeownership and educate them on the advantages homeownership offers compared to renting. Since timing is an important factor to renters with leases nearing expiration, we ensure that we have a selection of completed inventory that is ready for immediate move-in. This process has led to significantly higher closing rates and shorter escrow periods. As a result, our inventory turnover in 2012 was 2.5x (2.7x for our predecessor), significantly higher than the average of our public homebuilder peers of 1.0x.

We utilize an even-flow, or continuous, construction methodology to build an inventory of homes available for sale, resulting in higher quality and lower costs. We focus on the entry-level market and offer a targeted set of well-designed floor plans with standardized features that appeal to renters. By eliminating the expense of model homes and customized options, we simplify our construction and purchasing processes and offer consistent build times for our home starts. Further, due to the predictability of our approach, we maintain outstanding relationships with our various subcontractors, vendors and material suppliers by enabling them to balance their labor and material needs consistently over time. We believe this approach results in higher-quality craftsmanship and lower production costs. Our even-flow method provides enhanced visibility, oversight, and control of the construction process, and allows us to manage our working capital accounts more effectively.

Well-established sales and marketing approach focused on a culture of customer service excellence

We believe our expertise in sales and marketing differentiates us from our public homebuilder peers. We have established a successful, unique marketing system that has proven to create a large volume of potential homebuyers. We make extensive use of advertising, including targeted direct-mail brochures, our website, social media, newspaper advertisements and the placement of strategically located signs and billboards, all of which are designed to encourage potential homebuyers to schedule an appointment to visit one of our active communities. We reach most of our potential homebuyers through our direct marketing program specifically designed to target renters. Each week, we send an average of 12,000 direct mailings to renters within a 25-mile radius of each of our communities.

We sell homes through our own highly trained sales professionals with less than 10% of our sales since 2010 requiring commissions paid to third party realtors, which enhances our profitability and ensures a superior homebuyer experience. In addition, we provide potential homebuyers with a thorough outline of the steps to homeownership and educate them on the advantages homeownership offers compared to renting. Throughout our personalized sales process, our sales professionals learn about their customers’ current housing situation and seek to understand their individual needs while educating them on our value proposition. Once potential homebuyers are pre-qualified, we share basic floor plans and price information and conduct tours of one to three homes at price points affordable to the potential homebuyer. As a result of this approach, our homebuyers generally experience a very short period between loan approval and closing.

The strength of our sales force is largely driven by our emphasis on recruiting and training. Our sales team collectively possesses diverse industry experience, which allows our sales professionals to leverage the best practices from outside the homebuilding industry. Each new hire undergoes an extensive introductory training program before interacting with our potential homebuyers. This program consists of 30 days of initial in-depth, in-house education about our time-proven selling strategies, including a two-week intense training program at our headquarters combined with an additional 70 days of secondary training at the local division.

Through this structured program, our sales professionals learn and embrace our strong and differentiated corporate culture, which is centered on our six key values; (i) exceptional customer service, (ii) integrity, (iii) ethical behavior, (iv) loyalty, (v) efficient use of time and resources and (vi) profitability. By bringing all of our sales professionals together for this introductory training, we are able to further strengthen and integrate our unique culture. We enable our sales professionals to develop a comprehensive understanding of the needs of potential homeowners through ongoing weekly and quarterly training. We are committed to properly rewarding and incentivizing our sales professionals. To that end, we make regular company-wide announcements each time new sales are made and hold quarterly and annual company-wide conferences where our employees and management are recognized and rewarded for their individual successes.

Focus on attractive markets with a favorable growth outlook and strong demand fundamentals

Our focused geographic footprint has positioned us to benefit from the ongoing recovery in the U.S. housing market after the significant downturn from 2006 to 2011. We currently operate in four states, Texas, Arizona, Florida and Georgia, that are benefitting from positive momentum in housing demand drivers, including nationally leading population and employment growth trends, favorable migration patterns, general housing affordability, and desirable lifestyle and weather characteristics. These four states accounted for 29.7% of the 829,658 building permits issued for privately owned homes for the year ended December 31, 2012. These states exhibited significant annual population growth from 2000 to 2010, averaging an annual growth rate of 1.9% as compared to 0.9% nationally, and are forecasted to grow at an average annual rate of 3.7% as compared to a national rate of 1.6% between 2010 and 2030.

Top U.S. States	2010—2030E Market Population Growth	2010—2030E as a % of Total U.S. Population Growth
Arizona	5.3%	6.9%
Nevada	4.7%	2.8%
Florida	4.3%	15.6%
Texas	2.9%	15.3%
Washington	2.5%	3.4%
North Carolina	2.5%	5.1%
Oregon	2.4%	1.7%
Utah	2.3%	1.5%
Idaho	2.3%	0.8%
New Hampshire	2.3%	0.5%
California	2.2%	15.4%
Georgia	2.2%	4.7%
Virginia	2.1%	3.4%
Alaska	2.0%	0.3%
Maryland	2.0%	2.1%

LGIH states	3.7%	42.5%

Total U.S.	1.6%	100.0%

Source: U.S. Census Bureau

We focus on markets that we believe have strong demand and supply fundamentals. Our target markets in Texas, Arizona, Florida and Georgia are expected to exhibit strong absolute and relative population growth, a key indicator of housing demand. According to JBREC, all nine of our target markets are expected to experience population growth that exceeds the national average through 2015. In addition, for the twelve months ended June 30, 2013, the average employment growth-to-homebuilding permit ratio in three of our nine target markets exceeded the national average ratio of 2.4, according to JBREC. During the same period, our target markets averaged a 42.1% growth rate in new home permits issued compared to a national average of 28.5%. These markets are also characterized by limited supply of housing as the months of resale supply averaged 3.1 months as of June 30, 2013, which is well below the national average of 5.2 months, according to JBREC. We believe that increasing demand and supply constraints within our target markets create favorable conditions for our growth. See “Market Opportunity.” However, to the extent housing demand and population growth slow in these states, we may not realize a competitive advantage as a result of the markets in which we focus.

Proven ability to expand into new geographic markets

We continually evaluate expansion opportunities in new geographic markets. Our decision to enter a new market is primarily based on the growing demand for single-family housing, favorable home affordability trends, availability of land in proximity to major metropolitan areas, high volumes of renters, diverse and growing employment bases and attractive sector competitive dynamics. After conducting thorough due diligence and carefully analyzing the demand through an extensive test marketing program, we leveraged our success in Houston and San Antonio and entered the Dallas/Fort Worth market in 2009. In 2011, we entered the Phoenix market through the acquisition of 103 finished lots in the San Tan Heights community, which we closed out within twelve months. The same year, we entered the Austin market through the acquisition of 102 lots in the Sonterra community. In Dallas/Fort Worth, Austin and Phoenix, we rapidly recouped our initial investment and have been consistently profitable. In 2012, we entered the Tampa market and in 2013, we entered the Atlanta and Orlando markets.

Each of our operating divisions focuses on a single market with local management responsible for preliminary site selection and negotiation of purchase contracts in accordance with established company policies. We believe the in-depth local market knowledge of our experienced management and the local construction and homebuilding experts we hire in each new market has and will continue to enable us to successfully replicate our operating model in new markets. However, if demand for single-family housing slows or if home affordability trends are no longer favorable, we may not find new geographic markets into which to expand.

Superior homeowner experience and service

Our core operating philosophy is centered on making the home buying experience friendly, effective and efficient. By providing personalized service to our potential homebuyers, we facilitate a streamlined home buying process and make the dream of homeownership possible for many renters. Our success not only rests on our ability to deliver exceptional homes, but also on our ability to provide extensive post-sales customer service to ensure homebuyer satisfaction. Our post-sales service focuses on delivering the responsiveness our homebuyers expect and the high quality of our homes is evidenced by our low average warranty claims of less than $600 per home. We believe our focus on providing a superior customer experience leads to a more satisfied homeowner, which in turn enhances the overall attractiveness of our active communities, our homes and our reputation with future homebuyers.

Highly experienced and committed management team with a proven track record

Our management team, led by our Chief Executive Officer, Eric Lipar, consists of: our President and Chief Operating Officer, Michael Snider; our Chief Financial Officer, Charles Merdian; our Executive Vice President of Acquisitions, Jack Lipar; Margaret Britton, our Chief Administrative Officer; and our Chief Marketing Officer, Rachel Eaton. With over 50 years of collective real estate experience, this team is focused on executing our land acquisition, land development, homebuilding, marketing and sales strategy. From our inception through June 30, 2013, our management team has successfully closed sales on over 5,000 homes. Further, our management team has generated consistent profitability during the recent housing downturn and highly challenging economic conditions.

Since 2011, we have recruited and retained talented Division Presidents with significant experience at reputable homebuilding companies to expand the LGI brand outside of Texas, including Adam Corder, a former Vice President at Centex Homes, Todd Fitzgerald, a former Vice President at First Home Builders (a Hovnanian Enterprises company) and Chris Kelly, a former Vice President at Pulte Homes.

Upon completion of this offering, our management team will own, on a fully diluted basis, approximately                        % of our outstanding common stock.

Our Business Strategy

We are one of the nation’s fastest growing homebuilders, utilizing a well-established sales and marketing approach, a culture of customer service excellence, and a highly efficient home construction process. Our business strategy includes:

Accelerate growth within our existing markets

Despite our rapid growth over the past 10 years, we believe there remains a significant opportunity to grow our share of sales in our existing markets. In 2012, our home market of

Houston recorded approximately 23,000 new home sales according to MetroStudy, and our market share was less than 2%. Furthermore, our market share was lower in each of our other markets. Given our familiarity with each of our existing markets and the favorable demographic and economic trends that are forecasted in our markets, we expect a significant portion of our near-term growth to come from expansion in these markets.

Aggressively pursue value-oriented land acquisitions

We pursue a flexible land acquisition strategy of purchasing or optioning finished lots, if they can be acquired at attractive prices, or purchasing raw land for residential development. Given our history as a successful land developer, we have demonstrated expertise in converting raw land into residential communities. We target affordable land acquisitions with proximity to major thoroughfares, retail districts and centers of business, which allows us to provide our potential homebuyers with superior value at affordable prices in affordable locations, and with access to the key elements of a metropolitan region. We focus on areas with at least 40,000 renters within a 25-mile radius of the targeted land acquisition. By targeting these locations, we acquire land at attractive prices due to favorable competitive dynamics.

Historically, we have been able to opportunistically acquire finished lots in our markets at attractive prices. However, we have seen an increasing shortage of finished lots and believe that it may become increasingly difficult to find finished lots in certain of our markets at attractive prices. We have the flexibility to quickly adapt to changing market conditions and acquire raw land at attractive prices that we can successfully develop into finished lots. As of June 30, 2013, we had a strong land position consisting of approximately 10,000 owned or controlled lots.

Selectively expand into new markets

We target markets that are characterized by favorable housing supply and demand dynamics coupled with a large and growing rental market, which generates a large volume of potential first-time homebuyers. We carefully analyze the demand of a market prior to entry through an extensive test marketing program to ensure that we can successfully turn renters into homebuyers. Once we have confirmed the existence of strong home demand, we employ a series of specific financial and budgetary controls before committing resources for land acquisitions. These measures include requirements with respect to anticipated gross margins, cash flows and internal rates of return as well as an evaluation of overall return on investment. In addition, we evaluate new market expansion opportunities based on our ability to identify and hire local construction and homebuilding experts with detailed knowledge of the local market conditions. These experts enable us to leverage their knowledge of the local market conditions, such as governmental processing, land development and land available for acquisitions, as well as their relationships with local landowners and brokers. We believe our comprehensive new market evaluation process coupled with our unique operating model has and will continue to enable us to profitably expand into new markets. Further, by modifying our existing floor plans in new markets we have been able to limit new design expenses, reduce cost inefficiencies and reduce delays in our home construction process. We demonstrated our ability to successfully replicate our operating model in new markets by our entry into Dallas/Fort Worth, San Antonio, Austin and Phoenix.

Focus on attracting, training and developing our team

We believe that our people are the backbone of our success. We focus on identifying and attracting the best talent and providing them with world-class training and development. We directly invest in our sales professionals by conducting an intensive 100-day introductory training program consisting of 30 days of initial in-depth, in-house education about our time-proven selling strategies, including a two-week intensive training program at our headquarters, and an additional 70 days of secondary training at the local division. Our continued commitment to our sales personnel is reflected in the ongoing weekly training sessions held in each of our sales offices coupled with the quarterly regional training events and an annual company-wide conference. We also work closely with our subcontractors and construction managers, training them using a comprehensive construction manual that outlines the most efficient way to build an LGI home. A number of our trade partners have subcontracted on LGI projects since we commenced homebuilding operations in 2003. We believe our emphasis on developing and educating our employees and subcontractors is a key differentiator relative to our peers.

Utilize Prudent Leverage

We intend to employ debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from our operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we intend to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. As of June 30, 2013, on a pro forma basis for this offering, we would have had $             million in outstanding indebtedness and a net debt-to-net book capitalization of             % (or total debt-to-total book capitalization of             %). As of June 30, 2013, on a pro forma basis for this offering, we maintained $             million of unrestricted cash and approximately $             million of availability under our secured credit agreements.

Homebuilding Operations

Throughout our homebuilding process, we utilize an even-flow, or continuous, construction methodology to compile an inventory of move-in ready homes that are available for immediate sale. We focus on the entry-level market and offer a targeted set of well-designed floor plans with commonly included upgrades such as granite countertops and ceramic tile flooring. We also complement each of our quality homes with a full set of energy-efficient appliances, landscaping and a fenced-in backyard. Our home prices range from approximately $115,000 to $260,000, and our home sizes range from approximately 1,200 to 3,000 square feet.

Each of our homes is designed to meet the preferences of our target potential homebuyers and allow for cost efficient and effective construction processes. We have developed a core product line, which is frequently implemented across multiple communities to maximize efficiency. In each community, we build four to six different floor plans with standardized components to maintain a 45 to 60 day build schedule. In addition, our inventory homebuilding process and successful sales methodology have led to higher closing rates and shorter escrow periods for customers who are often faced with expiring apartment leases and rising rents.

We hire experienced professionals to perform the tasks of general contractors throughout home construction in each of our communities. Our employees provide the purchasing, construction management and quality assurance of the homes we build, while third-party subcontractors provide the material and labor components of our homes. In each of our markets, we employ construction managers with local knowledge and expertise, allowing us to generate consistent profits and avoid many of the drawbacks homebuilders can face when expanding into new markets. Additionally, our construction managers are required to monitor compliance with zoning and production schedules and quality standards throughout their respective projects.

We obtain favorable pricing from subcontractors through long-term relationships and consistent workflow. As we have expanded into new markets in Arizona, Florida and Georgia,

the employees that we have hired in those markets have brought long-term relationships with several subcontracting firms and we have expanded upon existing relationships with subcontracting firms also located in Texas. We use select centralized purchasing to leverage our purchasing power to achieve volume discounts, a practice that often reduces costs and ensures timely deliveries. As a result, our subcontractors, vendors and material suppliers are generally able to balance their labor and material needs consistently over time. In an effort to avoid additional cost and maintain higher gross margins, we typically do not store significant inventories of construction materials, except for work in progress materials for homes under construction. Consistency of trades is an integral part of our homebuilding operations that also leads us to reduced warranty costs. We believe in building long lasting relationships with our trade partners in order to provide consistent, quality and timely deliveries across our markets. We also work closely with our construction managers and subcontractors and train them using a comprehensive construction manual that outlines the most efficient way to build an LGI home. We believe our emphasis on developing and educating our employees and subcontractors is a key differentiator relative to our peers. A number of our trade partners have subcontracted on our projects since we commenced homebuilding operations in 2003.

Throughout our homebuilding operations, we utilize a paperless purchase order system to conduct business with our subcontractors. Our master build schedule allows our trade partners to receive their specific task from our electronic system and plan several weeks in advance before starting their work. This means of communication allows our subcontractors to schedule their crews efficiently, thereby allowing for better pricing and better quality of work in our transactions. Typically, our contractors are paid every two weeks to ensure regularity in our shared enterprises. Even during the recent housing downturn, we continued to consistently pay our subcontractors, while many of our competitors were unable to maintain steady pay schedules. Our trade partners greatly value their relationship with us largely due to our commitment to providing consistent work schedules and timely payments.

Sales and Marketing

We believe that the key competitive advantages of our operational business model are our sales and marketing expertise, recruiting, selection, training and development of our people, disciplined land acquisition process and our quality assurance and quality control procedures. However, our expertise in the area of sales, marketing and people development is the most significant of our key advantages in the highly competitive homebuilding industry.

We consistently and emphatically acknowledge that “We are a sales and marketing company,” using extensive print and digital advertising to attract potential homebuyers. By targeting renters, we reach beyond traditional real estate advertising by employing sophisticated marketing techniques such as directional signage, billboards, direct mail, display and classified ads, social media and interactive online media to attract potential homebuyers and drive potential homebuyers to our sales centers across our markets. Our unique relationship with our potential homebuyers greatly differentiates us from our peers. By testing the market before land acquisition and entering a market, our marketing team is able to determine where the majority of renters live in the area, how much they are paying in rent, and the types of amenities that they have access to in their current living situation. The amount of information that we are able to ascertain about renters in the market allows us to better identify potential homebuyers.

Our aggressive print advertising is extensive and effective in placing potential homebuyers in front of our highly trained sales professionals. In response to market conditions our advertising focuses on the core message of value and dream fulfillment. We have found that the best way to reach our target market is through direct mail. To personally reach our target, we send an average of 12,000 direct mailings a week to renters within a 25-mile radius of our active communities. These mailings are designed to reach those in the market for a new home and those who might not presently be looking. Advertising monthly payment and focusing on phrases such as “Tired of Paying Rent?”, “Own a new home for $799/mo (principal and interest)”, “NO Down Payment Required”, and “It’s easy to qualify. Let us show you how… ,” we invite people to fulfill their dream of homeownership by delivering a unique message that is relevant to our targeted potential homebuyers across all markets.

Our marketing strategy calls for a balanced approach of corporate support and local expertise to attract potential homebuyers in a focused, efficient and cost-effective manner. This highly successful strategy together with our proprietary customer relationship management (“CRM”) system, allows us to fully analyze the effectiveness of every marketing dollar spent. In addition, this CRM, developed fully in-house, provides management with the tools to continually monitor and measure the performance levels of every sales professional in each particular phase of the sales process. Generating reports weekly and on demand, the ease of operation encourages use. We quickly determine the cost effectiveness of a particular advertising campaign and assess the strengths and weaknesses of each and every member of our sales team.

All our marketing efforts are designed to encourage the prospective homebuyer to call our sales offices to schedule an appointment and our primary objective is to establish direct communication between the prospective homebuyer and the salesperson. Our professional salespeople are well-trained to determine specific needs and wants and to provide the potential homebuyer with all information required to make a buying decision on the first visit.

Each of our sales offices is open approximately 12 hours per day, 362 days per year and is staffed by three to five sales professionals and an independent on-site loan officer. Our commission-based sales professionals provide potential homebuyers with a comprehensive and thorough outline of the steps to homeownership compared to renting. Throughout the refined sales process, our sales professionals learn about the current housing situation of the potential homebuyers and seek to understand their individual needs while also educating them on the value we provide through superior quality and affordable prices.

We provide information regarding floor plans and pricing, review credit and income qualifications, and conduct tours of various homes based on the potential homebuyer’s budget. In addition, we provide each potential homebuyer with a comprehensive introduction of the community and the surrounding area by detailing information regarding utilities, schools, HOA dues and restrictions, local entertainment and nearby dining and shopping options. We provide our potential homebuyers with a clear understanding of who we are, by sharing our company history, vision and values. As a result of our transparent approach, potential homebuyers receive all this information before making a buying decision which we believe eliminates confusion during the home buying process, sets clear expectations and ensures a superior buying experience.

Land Acquisition Policies and Development

Locating, underwriting, and purchasing attractive land positions is a critical challenge for any homebuilder or developer. In order to maximize our expected risk-adjusted return, the allocation of capital for land investment is performed at the corporate level with a disciplined approach to portfolio management. Our Acquisitions Committee meets monthly and consists of our Chief Executive Officer, Chief Financial Officer, and Executive Vice President of Acquisitions.

Annually, the divisions prepare a strategic plan for their specific geographies. Supply and demand are analyzed on a consumer segment and submarket basis to ensure land investment is targeted appropriately. The long-term plan is compared on an ongoing basis to evolving realities in the marketplace and is then adjusted to the extent necessary. Our current inventory of owned or controlled lots represents more than seven years of land supply based on our home closings for the twelve months ended June 30, 2013. Given our early history as a land development company, our experience has been particularly relevant to our business. As the Texas and Phoenix markets became saturated with lots at below replacement cost, we recognized and quickly reacted to the opportunity. While the finished lot market was highly distressed, we focused aggressively on acquisitions and built up a large pipeline of lots at attractive pricing.

The tables below show (i) our owned or controlled lots by market as of June 30, 2013 and 2012 and December 31, 2012 and 2011, (ii) our lot inventory by market as of June 30, 2013 and (iii) closings by market for the twelve months ended June 30, 2013.

Owned or Controlled Lots

	As of June 30, 2013			As of June 30, 2012			As of December 31, 2012			As of December 31, 2011
Market	Owned	Controlled	Total	Owned	Controlled	Total	Owned	Controlled	Total	Owned	Controlled	Total
Houston	807	2,189	2,996	570	449	1,019	701	693	1,394	526	307	833
Dallas/Ft. Worth	445	2,643	3,088	128	432	560	449	334	783	91	259	350
San Antonio	928	840	1,768	292	1,380	1,672	1,018	864	1,882	345	1,380	1,725
Austin	70	228	298	271	90	361	95	162	257	212	130	342
Phoenix	353	387	740	39	145	184	292	—	292	18	85	103
Central Florida	184	477	661	—	—	—	139	351	490	—	—	—
Atlanta	411	—	411	—	—	—	—	—	—	—	—	—

Total	3,198	6,764	9,962	1,300	2,496	3,796	2,694	2,404	5,098	1,192	2,161	3,353

Lot Inventory

	As of June 30, 2013	Twelve Months Ended June 30, 2013
Market	Owned Lots	Home closings

Houston	807	515
Dallas/Ft. Worth	445	303
San Antonio	928	203
Austin	70	131
Phoenix	353	137
Central Florida	184	15
Atlanta	411	—

Total	3,198	1,304

Of the 3,198 owned lots as of June 30, 2013, 1,433 were raw/under development lots and 1,806 were finished lots.

We expect to continue to purchase finished lots at below replacement cost in the Central Florida and Atlanta markets in 2013 and 2014. In Texas and Arizona, our general approach will be to do more of our own lot development, primarily due to a shortage of finished lots in both of these markets.

We have established strong relationships with the land brokerage community in Texas since we have been in business and the employees we have hired in our Arizona, Florida and Georgia markets also have strong relationships with the land brokerage communities in those markets. We believe that in the brokerage community, we have a reputation for knowing our business, having the capital to close deals, and making accurate and timely decisions that benefit both the buyer and seller. For these reasons, we believe that we will often receive the call when the prime pieces of land come to market.

In our land acquisition process, specific projects of interest are detailed by the division team, including an extensive due diligence checklist, environmental assessments, anticipated floor plans and pricing, and financial returns. We also determine how many rental households are within driving distance to the proposed project and also mail prospective homebuyers to get their feedback on our potential land acquisition.

Homes in Inventory

We believe that our available inventory model gives us a competitive advantage over our peer group. When entering a new community, we build a sufficient number of move-in ready homes to meet our budgets. We base future home starts on closings. As homes are closed we start more homes to keep our inventory in balance. As of June 30, 2013, we had a total of 213 completed homes (115 for our predecessor) and 380 homes in progress (225 for our predecessor) in inventory.

The following is a summary of our predecessor’s homes in inventory by region as of June 30, 2013 (dollars in thousands):

	Inventory to be Sold(1)	Inventory Value without Land
Central	238	$18,221
Western	78	6,317
Eastern	24	2,182

Total	340	$26,720

(1)	On an aggregate basis, homes in inventory by region as of June 30, 2013 were Central—425, Western—124 and Eastern—44.

Raw Materials

When constructing homes we use various materials and components. It typically takes us up to 60 days to construct a home, during which time we are subject to price fluctuations in raw materials. See discussion included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Costs of Building Materials and Labor.”

Seasonality

The homebuilding industry generally exhibits seasonality. We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis. See discussion included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Seasonality.”

Government Regulation and Environmental Matters

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.

We are also subject to a variety of local, state federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to multiple factors, including the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. In addition, in those cases where an endangered or threatened species is involved, environmental rules and regulations can result in the restriction or elimination of development in identified environmentally sensitive areas. From time to time, the EPA and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation and clean-up costs incurred by such parties in connection with the contamination. A mitigation system may be installed during the construction of a home if a cleanup does not remove all contaminants of concern or to address a naturally occurring condition such as methane. Some homebuyers may not want to purchase a home with a mitigation system.

Competition

The U.S. homebuilding industry is highly competitive. We compete in each of our markets with numerous other national, regional and local homebuilders for homebuyers, desirable properties, raw materials and skilled labor. We also compete with sales of existing homes and with the rental housing market. Our homes compete on the basis of quality, price, design, mortgage financing terms and location. We have begun to see some consolidation among national homebuilders in the United States and expect that this trend will continue.

In order to maximize our sales volumes, profitability and product strategy, we strive to understand our competition and their pricing, product and sales volume strategies and results. Market conditions in the United States have also led to a large number of foreclosed homes being offered for sale, which has increased competition for homebuyers and has affected pricing.

In our markets, we have seen reduced competition from small and mid-sized private homebuilders who had been competitors in the new home market. We believe that access to and cost of capital for these private builders have been significantly constrained.

Segment Information

For a discussion of segment information, see Note 12 to our predecessor’s financial statements included elsewhere in this prospectus.

Employees

As of June 30, 2013, we employed 191 people of whom 25 were located at our corporate headquarters, 127 were on-site sales and support personnel and 39 were involved with construction. None of our employees are covered by collective bargaining agreements. We believe we have good relations with our employees.

Our Property

We lease approximately 11,000 square feet in The Woodlands, Texas for our corporate headquarters. See”—Land Acquisition Policies and Development—Owned or Controlled Lots” for a summary of the other property which we owned or controlled as of June 30, 2013.

Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of our business, none of which is expected to have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of August 23, 2013.

Name	Age	Position
Eric Lipar	43	Chief Executive Officer and Chairman of the Board
Michael Snider	42	President and Chief Operating Officer
Charles Merdian	44	Chief Financial Officer, Secretary and Treasurer
Jack Lipar	45	Executive Vice President of Acquisitions
Margaret Britton	51	Chief Administrative Officer
Rachel Eaton	32	Executive Vice President and Chief Marketing Officer
Thomas Lipar(1)	63	Managing Member of Certain Predecessor Entities
Bryan Sansbury	40	Lead Director
Robert Vahradian	52	Director
Duncan Gage	64	Director
Steven Smith	58	Director

(1)	Mr. Thomas Lipar will cease to be a Managing Member of certain entities comprising our predecessor as a result of the Formation Transactions. He will become a consultant to LGI Homes, Inc. upon completion of this offering.

Biographical Information

Set forth below is a description of the backgrounds of our directors and our executive officers.

Eric Lipar.    Mr. Lipar is our Chief Executive Officer and serves as Chairman of our Board of directors. He has served as our Chief Executive Officer since 2009, as a director since June 2013 and as Chairman of the Board since July 2013. Previously, Mr. Lipar served as our President from 2003 until 2009. Mr. Lipar has been in the residential land development business since the mid-1990s and is one of our founders. He has overseen land acquisition, development and the sales of over 5,000 homes since our inception. Through his in-depth work experience, Mr. Lipar has obtained a broad background in all aspects of residential construction, development, financing, sales and marketing. Mr. Lipar is responsible for our overall strategic leadership, working closely with our key executives to establish, implement and direct our long-range goals, strategies and policies.

Mr. Lipar brings extensive leadership, along with industry and operational experience to our board of directors. Through his experience, his knowledge of our operations and our markets and his professional relationships within the homebuilding industry, Mr. Lipar is highly qualified to identify important matters for review and deliberation by our board of directors and is instrumental in determining our corporate strategy. In addition, by serving as both the Chairman of the Board and our Chief Executive Officer, Mr. Lipar serves as an invaluable bridge between our management and our board of directors and ensures that they act with a common purpose. Mr. Lipar currently serves on the Residential Neighborhood Development Council for the Urban Land Institute and is a member of Vistage Worldwide.

Mr. Lipar’s extensive business knowledge, along with his demonstrated leadership capability throughout the growth of our Company makes him highly qualified to continue to serve as our Chairman of the Board and our Chief Executive Officer.

Michael Snider.    Mr. Snider has served as our President since 2009, and Chief Operating Officer since July 2013 and oversees all aspects of our sales, construction, and product development. Since joining LGI in 2004 as Homebuilding Manager, Mr. Snider also served as Executive Vice President of Homebuilding (2005-2009) and President (2009-June 2013). Prior to joining us, Mr. Snider served as a Project Manager for Tadian Homes, a homebuilder based in Troy, Michigan.

Charles Merdian.    Mr. Merdian serves as our Chief Financial Officer, Secretary and Treasurer. He was elected Secretary and Treasurer in 2013. Prior to becoming our Chief Financial Officer in 2010, Mr. Merdian was our Controller from 2004 through 2010. Prior to joining us in 2004, Mr. Merdian served as Accounting and Finance Manager for The Woodlands Operating Company where he specialized in accounting and financial analysis of real estate ventures, focusing primarily on residential and commercial developments. Prior to The Woodlands Operating Company, Mr. Merdian served as an accounting manager working at the Williamson-Dickie Manufacturing Co. and as a senior auditor for Coopers & Lybrand, L.L.P. Mr. Merdian has more than 15 years of experience in residential real estate and homebuilding finance. Mr. Merdian is a Certified Public Accountant and is a member of the Texas Society of Certified Public Accountants.

Jack Lipar.    Mr. Lipar has served as our Executive Vice President of Acquisitions since March 2013. He previously served as Vice President of Acquisitions from December 2010 through February 2013, and Acquisitions Manager from 2006 to December 2010. Mr. Lipar oversees land acquisitions and development for LGI. Prior to joining us, Mr. Lipar worked at HP Pelzer, an auto parts manufacturing company based in Germany, as the Vice President of Purchasing and Director of Operations. Mr. Lipar was also the General Manager and a member of the Board of Directors at Alliance Interiors, an affiliate of HP Pelzer. Prior to HP Pelzer, Mr. Lipar was a worldwide Purchasing Manager for Cooper Standard, one of the world’s leading manufacturers of automotive parts.

Margaret Britton.    Mrs. Britton has served as our Chief Administrative Officer since August 2013. She is responsible for various corporate areas, including governance, risk and compliance matters. From 2008 to 2012, Mrs. Britton was a Director at Deloitte Financial Advisory Services, LLP, where she provided advisory services and was a leader in their national environmental consulting practice. She worked as a consultant from 2003 to 2007 and, as such, among other things, assisted two multinational energy companies with the implementation and oversight of their Sarbanes-Oxley Act requirements. Prior to 2002, Mrs. Britton was an audit partner at Arthur Andersen LLP, serving a broad group of clients including public registrants and clients in the emerging business practice during her 15 year tenure. Mrs. Britton is a Certified Public Accountant and member of the American Institute of Certified Public Accountants and The Institute of Internal Auditors.

Rachel Eaton.    Mrs. Eaton serves as our Chief Marketing Officer. Today, she is responsible for the overall growth and direction of our marketing initiatives, brand image and social media. Prior to becoming our Chief Marketing Officer in June 2013, Mrs. Eaton served as our Vice President of Marketing and Administration from May 2012 through May 2013, Director of Marketing & Special Events from 2007 to May 2012, Executive Assistant from 2004 to 2007 and Administrative Assistant from 2003 to 2004.

Thomas Lipar.    Mr. Thomas Lipar founded a residential land development business in 1995 and established the defining attributes of our company on the tenets of quality, value, service and integrity. He is the Managing Member of certain entities comprising our predecessor, and has served in such capacity since 2002. He will become a consultant to LGI Homes, Inc. upon completion of this offering.

Bryan Sansbury.    Mr. Sansbury has served as our lead director since June 2013. Mr. Sansbury is Chief Operating Officer of Aon Hewitt and has been with Aon Hewitt and its affiliates for fourteen years. Mr. Sansbury was previously President of Aon Hewitt’s Emerging Solutions business and a Business Unit Leader in Aon Hewitt’s HR Business Process Outsourcing business. Mr. Sansbury also led Aon Hewitt’s Canadian Outsourcing business. Early in his career, Mr. Sansbury held several client and business management roles in Aon Hewitt’s Atlanta office and led the Pension Outsourcing business in the Southeast region. Mr. Sansbury is a member of The Woodlands (Texas) Area Economic Development Partnership Board and a current participant in the CEO Perspectives program at the Kellogg School of Management at Northwestern University.

Given his extensive business experience, Mr. Sansbury provides us with a unique perspective on business issues impacting our Company as well as corporate governance. His leadership experience in several different capacities also makes him highly qualified to serve as the lead director of our board of directors.

Robert Vahradian.    Mr. Vahradian has served as a director since June 2013. Mr. Vahradian is a senior managing director of GTIS. GTIS currently manages approximately $2.2 billion of committed equity, comprising residential, retail, industrial, office, hotel and mixed-use properties in the U.S. and Brazil. Mr. Vahradian runs the U.S. investment and asset management activities of GTIS, and is a member of the investment committee of GTIS. Mr. Vahradian joined GTIS in 2006 and has 26 years of real estate experience. Previously, Mr. Vahradian was President of Allied Partners, a private real estate investment company and was Chief Operating Officer and principal of The Athena Group, L.L.C., a residential investment and development company based in New York. Prior to joining The Athena Group, LLC, Mr. Vahradian was a Director in Credit Suisse First Boston’s real estate investment banking and principal groups.

Through Mr. Vahradian’s vast experience in all aspects of the real estate investments and asset management businesses, he is exceptionally well qualified to serve as a director and provides our board of directors with valuable insight on real estate and finance matters.

Duncan Gage.    Mr. Gage has served as a director since June 2013. Mr. Gage currently manages his personal investments. Mr. Gage was President and CEO of Giant Cement Holdings, Inc. from 2009 to 2012, a producer of cement, concrete and aggregate for the construction industry. He previously served as President of the Eastern Construction Materials Division of Rinker Materials and President of Rinker’s Concrete Pipe Division. Mr. Gage also held a number of senior executive positions with Lafarge Group, including, Regional President, Southeast Asia and President, US Cement Operations. He is a director of Insteel Industries, Inc., where he chairs the Audit Committee and is a member of the Compensation Committee.

Mr. Gage’s experience as an executive officer of public companies as well as his experience as a director of Insteel Industries, Inc. (a public manufacturer of steel wire reinforcing products) and chair of its audit committee gives him a unique perspective on business and corporate governance issues.

Steven Smith.    Mr. Smith has served as a director since June 2013. Mr. Smith has practiced health law in the Washington, D.C. office of Ober, Kaler, Grimes & Shriver (“Ober Kaler”) for more than 9 years and is the Managing Partner of that office. He practices exclusively in the health care regulatory, operational and transactional areas where he counsels hospitals, physicians and other clients on a variety of issues including corporate governance, executive compensation and agreements; medical staff issues including structure and relationship to hospitals, medical staff bylaws, physician disciplinary matters and all peer review related issues;

compliance, from both an operational and legal standpoint; structuring transactions to achieve the objectives of his clients and to comply with such laws and regulations; patient safety and quality assurance issues as they relate to both reimbursement and improvement of patient care; and risk and claims management, insurance coverage and fiduciary responsibilities. Prior to joining Ober Kaler, Mr. Smith was Senior Vice-President and General Counsel for a large healthcare system in Maryland for 10 years.

With his wealth of knowledge on issues relating to corporate governance and executive compensation, Mr. Smith provides us with a unique perspective on issues affecting our Company. This expertise, combined with his leadership experience as a senior executive enables Mr. Smith to be a valuable member of our board of directors.

Family Relationships

Mr. Smith is the uncle of Mr. Eric Lipar. Mr. Eric Lipar and Mr. Jack Lipar are cousins. There are no other familial relationships among the executive officers and directors.

Board of Directors

Our board of directors currently consists of five directors, including our Chief Executive Officer and Chairman of the Board, Eric Lipar. The board of directors has determined the independence of Bryan Sansbury, Robert Vahradian, Duncan Gage and Steven Smith using the independence standards of the NASDAQ Global Select Market.

Our board of directors believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.

Our directors are elected annually by the stockholders to serve for a term of one year or until their successors are duly elected and qualified. Vacancies in unexpired terms and any additional positions created are filled by action of the board of directors. Our executive officers are appointed annually by the board of directors and serve for a term of one year, or until their successors are appointed or their earlier resignation or removal.

The lead director conducts executive sessions of the board and performs such other functions from time to time as may be appropriate.

Our Certificate of Incorporation provides that the board of directors will consist of not less than three members, with the exact number to be determined from time to time by resolution of the board of directors. However, no decrease in the number of directors constituting the board of directors may shorten the term of any incumbent director, unless the director is removed in accordance with the removal provisions of the Certificate of Incorporation.

Role of our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from three of its standing committees to be established upon the completion of this offering, our audit committee, our compensation committee and our nominating and corporate governance committee, each of which will address risks specific to its respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Committees of our Board of Directors

Audit Committee

The members of our audit committee are Messrs. Gage and Smith. Mr. Gage serves as the chairperson of the audit committee. Our board of directors has determined that Mr. Gage is an audit committee financial expert, as that term is defined in the rules of the SEC.

Our audit committee, pursuant to its written charter, will, among other matters, oversee (i) our financial reporting, auditing and internal control activities; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; and (vi) our overall risk exposure and management. Duties of the audit committee will also include making recommendations to the board of directors regarding the engagement of our independent accountants and reviewing with management and the independent accountants our financial statements, basic accounting and financial policies and practices, audit scope and competency of accounting personnel.

Members of the audit committee will be appointed annually by the board of directors and serve at the discretion of the board of directors until their successors are appointed or their earlier resignation or removal.

Compensation Committee

The members of our compensation committee are Messrs. Sansbury and Gage. Mr. Sansbury serves as the chairperson of our compensation committee.

Our compensation committee, pursuant to its written charter, will, among other matters, (i) assist our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans, (ii) review and make recommendations to the board of directors regarding our compensation plans, including our 2013 Equity Incentive Plan, (iii) annually review and approve our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors, (iv) provide oversight of management’s decisions regarding the performance, evaluation and compensation of other officers, (v) review our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and reviewing and discuss, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers’ compensation, (vi) assist management in complying with our proxy statement and annual report disclosure requirements, (vii) discuss with management the compensation discussion and analysis required by SEC regulations and (viii) prepare a report on executive compensation to be included in our annual proxy statement.

Members of the compensation committee will be appointed annually by the board of directors and serve at the discretion of the board of directors until their successors are appointed or their earlier resignation or removal.

As a director, Eric Lipar does not participate in any deliberations of the board of directors or decisions involving his compensation as our Chief Executive Officer.

Nominating and Governance Committee

The members of our nominating and governance committee are Messrs. Smith, Sansbury and Vahradian. Mr. Smith serves as the chairperson of our nominating and corporate governance committee.

The nominating and governance committee, pursuant to its written charter, will, among other matters, (i) identify, evaluate and recommend nominees for appointment or election as directors and ensure that our board of directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds, (ii) review the committee structure of our board of directors and recommending directors to serve as members or chairs of each committee of our board of directors, (iii) review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed, (iv) develop and recommend a set of corporate governance guidelines applicable to us and, at least annually, review such guidelines and recommend changes to our board of directors for approval as necessary, and (v) oversee the annual self-evaluations of our board of directors and management.

Members of the nominating and governance committee will be appointed annually by the board of directors and serve at the discretion of the board of directors until their successors are appointed or their earlier resignation or removal.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our officers, directors and any employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

Director Compensation

For a discussion of our director compensation arrangements, see “Compensation of Our Directors and Executive Officers—Director Compensation.”

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of compensation for the fiscal years ended December 31, 2012 and December 31, 2011 for our Chief Executive Officer and the three other most highly compensated named executive officers.

Name and Principal Position	Fiscal Year	Annual Compensation		All Other Compensation		Total
		Salary	Non-Equity Incentive Plan Compensation(1)
Eric Lipar,	2012	$500,755	$0	$49,451	(2)	$550,206
CEO and Chairman of the Board	2011	$500,768	$756,344	$51,124		$1,308,236

Michael Snider,	2012	$400,755	$190,996	$15,787	(3)	$607,538
President and Chief Operating Officer	2011	$400,768	$262,941	$17,460		$681,169

Charles Merdian,	2012	$200,754	$113,135	$3,000	(4)	$316,889
Chief Financial Officer, Secretary	2011	$161,345	$65,735	$3,000		$230,080
and Treasurer

Thomas Lipar(5),	2012	$480,769	$0	$42,878	(6)	$523,647
Managing Member of Certain Predecessor Entities	2011	$0	$150,000	$41,039		$191,039

(1)	The amounts shown reflect incentive cash compensation awards made in 2012, based upon the net profit of a specific development community.
(2)	Includes: (i) company matching contributions of $3,000 per year pursuant to our 401(k) plan, (ii) club dues paid by us in the amount of $9,600 and (iii) $36,851, representing the annual payments paid by our company on two cars for Mr. Eric Lipar’s use and associated insurance premium payments.
(3)	Includes: (i) company matching contributions of $3,000 per year pursuant to our 401(k) plan and (ii) $12,787, representing the annual payments paid by our company on a car for Mr. Snider’s use and associated insurance premium payments.
(4)	Includes company matching contributions of $3,000 per year pursuant to our 401(k) plan.
(5)	Mr. Thomas Lipar will no longer be a Managing Member as a result of the Formation Transactions and will become a consultant to LGI Homes, Inc. upon completion of this offering. See “Certain Relationships and Related Party Transactions.” Mr. Thomas Lipar will receive $100,000 per year as compensation for his consulting services for a term of three years.
(6)	Includes: (i) company matching contributions of $3,000 per year pursuant to our 401(k) plan and (ii) $39,878, representing the annual payments paid by our company on two cars for Mr. Thomas Lipar’s use and associated insurance premium payments.

Employment Agreements

Employment Agreement with Chief Executive Officer.    Mr. Lipar has an employment agreement with the Company which generally outlines the terms of his employment. The employment agreement provides for a five year term, a base salary of $500,000 and entitles Mr. Lipar to receive discretionary incentive bonuses.

Mr. Lipar’s employment agreement provides that, if the board terminates his employment for any reason other than Cause or if he resigns for Good Reason he will be entitled to receive a payment equal to two years’ base salary. If, within one year after a Change in Control or within six months prior to a Change in Control, Mr. Lipar’s employment is terminated by him for Good Reason or by the Company other than for Cause, he will instead be entitled to receive severance benefits consisting of: (i) a lump sum payment equal to two year’s base salary; (ii) a lump sum payment equal to two times the amount of his target bonus; and (iii) $30,000 to enable Mr. Lipar to fund health coverage continuation benefits. In either case, such severance payments will be paid within forty-five days following Mr. Lipar’s separation from service or, if he is at the time of termination a “specified employee” as defined under Section 409A of the Internal Revenue Code of 1986, as amended, on the first to occur of (i) 10 days after the expiration of the six month period following such separation from service, (ii) death or (iii) such earlier date that complies with Code Section 409A. All such severance payments are subject to Mr. Lipar’s execution of a waiver and release agreement.

Mr. Lipar’s employment agreement incorporates the terms of his prior agreement with the Company governing confidentiality, non-competition and non-solicitation.

Mr. Lipar’s employment agreement defines “Cause” as, following written notice to him and his failure to cure such occurrence(s): (i) any act or omission that constitutes a material breach by him under the employment agreement, (ii) conviction or plea of nolo contendere by him to any felony or another crime involving dishonesty or moral turpitude or which could reflect negatively on our company, (iii) Mr. Lipar’s engaging in any misconduct, negligence, act of dishonesty, violence or threat of violence that is injurious to the Company, (iv) Mr. Lipar’s material breach of a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company, (v) Mr. Lipar’s refusal to following the directions of the board of directors or (vi) any other willful misconduct by Mr. Lipar which is materially injurious to the financial condition or business reputation of the Company. “Good Reason” is defined to include: (i) a material diminution in Mr. Lipar’s base salary or a failure by the Company to pay material compensation due and payable, (ii) a material diminution in the nature or scope of Mr. Lipar’s authority, duties, responsibilities or title, (iii) requiring Mr. Lipar to be based at any office more than 50 miles from his current office location or (iv) a material breach by the Company of the employment agreement, which includes the failure of any successor entity to the Company to expressly assume the employment agreement.

A “Change in Control” is deemed to occur if: (i) any person acquires securities of the Company representing 50% or more of the total voting power of the Company, (ii) individuals who constitute the board of directors of the Company on the date of the employment agreement (Incumbent Directors) within a one year period cease to constitute at least a majority of the board; provided, that any individual whose election or nomination for election by the stockholders was approved by a majority of the then Incumbent Directors shall be considered an Incumbent Director, with certain exceptions; or (iii) the stockholders of the Company approve any merger, consolidation or recapitalization of the Company or any sale of substantially all of its assets where (a) the stockholders of the Company prior to the transaction do not, immediately thereafter, own at least 51% of both the equity and voting power of the surviving entity or (b) the Incumbent Directors at the time of the approval of the transaction would not immediately thereafter constitute a majority of the board of directors of the surviving entity.

Additionally, Mr. Lipar will participate in such pension, profit-sharing, bonus, life insurance, hospitalization, major medical, and other employee benefit plans of the Company that may be in effect from time to time. The Company does not have any agreements with any of its other officers, directors, or employees containing provisions governing the compensation and benefits that may be paid to any such person upon termination of employment or a change in control of the Company.

Outstanding Equity Awards at Fiscal-Year End

There were no outstanding equity awards held by any named executive officer as of December 31, 2011 or 2012.

Director Compensation

Upon completion of this offering, our board of directors will establish a compensation program for our non-employee directors. Pursuant to this compensation program, we will pay our non-employee directors a retainer of $50,000 per year and an annual grant of $50,000 of restricted stock units, which will vest in three equal annual installments. Additionally, the lead director and each committee chair will receive an additional $10,000 per year.

We will also reimburse our non-employee directors for reasonable out-of-pocket expenses up to $2,000 per meeting for travel in connection with their attendance in-person at board of directors and committee meetings. Directors who are employees will not receive any compensation for their services as directors.

2013 Equity Incentive Plan

Our board of directors and stockholders have adopted and approved our 2013 Equity Incentive Plan (“2013 Plan”), which will become effective immediately prior to the date this offering becomes effective. The following is a brief summary of the material terms of our 2013 Plan.

Purpose.    The purpose of our 2013 Plan is to attract and retain the best available personnel by providing them with additional incentives, and to promote the success of our company’s business.

Administration.    Our board of directors or one or more committees appointed by our board of directors will administer the 2013 Plan. For this purpose our board of directors has delegated general administrative authority for the 2013 Plan to the compensation committee.

Eligibility.    Persons eligible to receive awards under the 2013 Plan include our officers, employees, consultants and members of our board. The compensation committee determines from time to time the participants to whom awards will be granted.

Authorized Shares; Limits on Awards.    The maximum number of common shares that may be issued or transferred pursuant to awards under the 2013 Plan equals 1,500,000, all of which may be subject to incentive stock option treatment. The maximum aggregate number of common shares that may be issued pursuant to all awards under the 2013 Plan shall increase annually on the first day of each fiscal year following the adoption of the 2013 Plan by the number of common shares equal to the lesser of (i) 500,000 shares, (ii) three percent of the total issued and outstanding common shares on the first day of such fiscal year, or (iii) such lesser amount determined by our board of directors. Additionally, the maximum number of shares that may be issued for awards to any single officer, employee or consultant participant during a calendar year for stock options and SARs is 500,000 (300,000 for non-employee members of the board), for other stock-based awards (excluding stock options and SARs but including restricted stock and restricted stock units) is 300,000 (100,000 for non-employee members of the board) and for cash awards is $2,000,000.

Adjustments or Changes in Capitalization.    In the event of any change in the outstanding common shares by reason of a stock split, stock dividend or other non-recurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction that affects our common stock, the aggregate number of shares of common stock available under the 2013 Plan or subject to outstanding awards (including the exercise price of any awards) shall be adjusted as the compensation committee deems necessary or appropriate.

Incentive Awards.    The 2013 Plan authorizes stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance-based awards, as well as other awards (described in the 2013 Plan) that are responsive to changing developments in management compensation. The 2013 Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash. An option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

Stock Option.    A stock option is the right to purchase common shares at a future date at a specified price per share generally equal to, but no less than, the fair market value of a share on the date of grant. An option may either be an Incentive Stock Option (“ISO”) or a nonstatutory stock option (“NSO”). ISO benefits are taxed differently from NSOs, as described under “Federal Income Tax Treatment of Awards under the 2013 Plan,” below. ISOs also are subject to more restrictive terms and are limited in amount by the Code and the 2013 Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the compensation committee.

SARs.    A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a common share on the date of exercise of the SAR over the base price of the SAR. The base price will be established by the compensation committee at the time of grant of the SAR but will not be less than the fair market value of a share on the date of grant. SARs may be granted in connection with other awards or independently.

Restricted Stock.    A restricted stock award is typically for a fixed number of common shares registered in the name of the recipient but subject to restrictions. The compensation committee specifies the price, if any, the participant must pay for such shares and the restrictions (which may include, for example, continued service and/or performance standards) imposed on such shares. Upon satisfaction of the applicable restrictions, the holder of a restricted stock award may sell or transfer the shares.

Restricted Stock Units.    A restricted stock unit is an award that entitles the recipient to receive a share of our common stock or an amount equal to the fair market value of a share of our common stock upon the satisfaction of applicable restrictions. Restricted stock units are similar to restricted stock; however restricted stock units are a promise to deliver shares or cash, while an award of restricted stock is a grant of actual shares of our common stock subject to transfer restrictions.

Performance-Based Awards.    Our compensation committee of our board may designate any award, the exercisability or settlement of which is subject to the achievement of performance conditions, as a performance-based award that is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code. In order to qualify as performance-based compensation, the performance objective(s) used for the performance-based award must be from the list of performance objectives set forth in the 2013 Plan. The performance objectives set forth in the 2013 Plan are: net income; cash flow; cash flow on investment; pre-tax or post-tax profit levels or earnings; operating income or earnings; closings; return on investment; earned value added; expense reduction levels; free cash flow; free cash flow per share; earnings per share; net earnings per share; net earnings from continuing operations; sales growth; sales volume; economic profit; expense reduction; controlled expenses; return on assets; return on net assets; return on equity; return on capital; return on sales; return on invested capital; organic revenue; growth in managed assets; total stockholder return; stock price; stock price appreciation; EBITA; adjusted EBITA; EBITDA; adjusted EBITDA; return in excess of cost of capital; profit in excess of cost of capital; net operating profit after tax; operating margin; profit margin; adjusted revenue; revenue; net revenue; operating revenue; net cash provided by operating activities; net cash provided by operating activities per share; cash conversion percentage; new sales; net new sales; cancellations; gross margin; gross margin percentage; revenue before deferral; regulatory body approval for commercialization of a product; implementation or completion of critical projects; research; in-licensing; out-licensing; product development; government relations; compliance; mergers; and acquisitions or sales of assets or subsidiaries. Our Compensation Committee may select any number of performance objectives from this list of performance objectives when establishing the performance measures of a performance-based award, but such objectives must be set no later than 90 days after the beginning of the applicable performance period. The 2013 Plan allows performance objectives to be described in terms of objectives that are related to an individual participant or objectives that are company-wide or related to a subsidiary, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of company performance (or performance of the applicable subsidiary, division, department, region, function or business unit) or measured relative to selected peer companies or a market index.

Acceleration of Awards; Possible Early Termination of Awards.    Upon a change in control of our company, outstanding awards under the 2013 Plan will be assumed or substituted on the same terms. However, if the successor corporation does not assume or substitute the outstanding awards, then vesting of these awards will fully accelerate, and in the case of options or stock appreciation rights, will become immediately exercisable. For this purpose a change in control is defined to include certain changes in the majority of our board, the sale of all or substantially all of our company’s assets, and the consummation of certain mergers or consolidations.

Transfer Restrictions.    Subject to certain exceptions, awards under the 2013 Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by him or her.

Termination of or Changes to the 2013 Plan.    Our board may amend or terminate the 2013 Plan at any time and in any manner. Unless required by applicable law or listing agency rule, stockholder approval for any amendment will not be required. Unless previously terminated by our board, the 2013 Plan will terminate in 2023 on the tenth anniversary of the 2013 Plan’s effective date. Generally speaking, outstanding awards may be amended, subject, however, to the consent of the holder if the amendment materially and adversely affects the holder.

Federal Income Tax Treatment of Awards under the 2013 Plan

Federal income tax consequences (subject to change) relating to awards under the 2013 Plan are summarized in the following discussion. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

For “NSOs”, our company is generally entitled to deduct (and the optionee recognizes taxable income in) an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. For ISOs, our company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise. The current federal income tax consequences of other awards authorized under the 2013 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses and performance share awards are generally subject to tax at the time of payment; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. Our company will generally have a corresponding deduction at the time the participant recognizes income. However, as for those awards subject to ISO treatment, our company would generally have no corresponding compensation deduction.

If an award is accelerated under the 2013 Plan in connection with a change in control (as this term is used under the Code), our company may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards which are not “performance-based” within the meaning of Section 162(m) of the Code may not be permitted to be deducted by our company in certain circumstances.

Annual Bonus Plan

Our board of directors has adopted the Annual Bonus Plan (the “Bonus Plan”), which is a subplan of the 2013 Plan and which will become effective immediately prior to the date of this offering. The compensation committee determines the terms and conditions of awards and designates the executives who will participate in the Bonus Plan. Payments under the Bonus Plan to executives are based on the level of achievement of performance goals during the applicable calendar year.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Formation Transactions

Concurrently with this offering, we will directly or indirectly acquire from Thomas Lipar, one of our founders, Eric Lipar, our Chief Executive Officer and Chairman of the Board, and their respective affiliates, the equity interests of the entities comprising our predecessor, in exchange for            shares of our common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of the prospectus). In addition, we will issue              shares of common stock to the non-controlling interests in a subsidiary of an entity comprising our predecessor (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of the prospectus). As a result, the entities which make up our predecessor will become our wholly-owned subsidiaries.

Our predecessor owns a 15% equity interest in and manages the LGI/GTIS Joint Ventures. Concurrently with this offering, we will acquire from GTIS all of the equity interests of GTIS in the LGI/GTIS Joint Ventures, in exchange for aggregate consideration of $             million, consisting of a cash payment of $             million and            shares of our common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of the prospectus). Robert Vahradian, one of our directors, is a senior managing director of GTIS.

The shares of our common stock issued in connection with the Formation Transactions will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder on the basis that these transactions do not involve a public offering.

Management and Warranty Fees from the LGI/GTIS Joint Ventures

The LGI/GTIS Joint Ventures are parties to management services agreements with our predecessor pursuant to which the LGI/GTIS Joint Ventures pay certain management and warranty fees to our predecessor.

Under the management services agreements, the LGI/GTIS Joint Ventures pay a management fee of approximately 3% of home sale revenues from each project for administration, marketing, insurance, and other services. One of the LGI/GTIS Joint Ventures also pays a management fee of approximately 3% of construction costs for development of land at one of its communities. These fees amounted to $2.3 million for 2012 and $1.2 million for the first six months of 2013. The LGI/GTIS Joint Ventures paid to LGI Homes Group, LLC $3.2 million for 2012 and $6.2 million for the first six months of 2013 for payroll services and invoices that are allocated to the joint ventures. These agreements will terminate upon the consummation of the GTIS Transaction.

The LGI/GTIS Joint Ventures also pay a warranty fee of $250 to LGI Homes Services, LLC upon the closing of each home for a limited warranty issued to the home purchaser. Warranty fees were $131,500 for 2012 and $66,750 for the first six months of 2013.

Agreements with Thomas Lipar

Upon completion of this offering, we will enter into a three-year consulting agreement with Thomas Lipar, one of our founders. Mr. Lipar will receive $100,000 per year as compensation for his services.

On June 28, 2013, Mr. Lipar, through a limited partnership beneficially owned in part by him, invested $2.5 million in LGI Homes Corporate LLC, one of the entities comprising our predecessor, in exchange for additional equity interests in that entity.

Tax Distributions

Prior to the completion of this offering, the entities comprising our predecessor expect to distribute to their owners, Thomas Lipar, Eric Lipar and their respective affiliates, amounts sufficient to pay estimated federal income taxes on their earnings for the period from January 1, 2013 through the completion of this offering of approximately $4.5 million.

Indemnification Agreements

Upon the completion of this offering, we will enter into an indemnification agreement with each of our officers and directors. These agreements will generally require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock—Limitation on Liability and Indemnification of Officers and Directors.”

Review and Approval of Transactions with Related Persons

Prior to completion of this offering, our board of directors intends to adopt a Statement of Policy Regarding Transactions with Related Parties, which requires that each director and executive officer promptly advise the chairman of the audit committee of any Related Person Transaction, as defined therein, of which he or she becomes aware in which we are to be a participant, the amount involved exceeds $120,000 and the applicable Related Person had or will have a direct or indirect material interest, and all material facts with respect thereto. The audit committee (or, if determined by the audit committee as advisable, the disinterested members of our board of directors) shall then consider such Related Person Transaction for approval or ratification.

In considering whether to approve or ratify any Related Person Transaction, the audit committee or the disinterested members of our board of directors, as the case may be, shall consider all factors that are relevant to the Related Person Transaction, including, without limitation, the following:

•	the size of the transaction and the amount payable to a Related Person;

•	the nature of the interest of the Related Person in the transaction;

•	whether the transaction may involve a conflict of interest; and

•

whether the transaction involves the purchase or sale of assets or the provision of goods or services to us that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to us as would be available in comparable transactions with or involving unaffiliated third parties.

No Related Person Transaction will be consummated without the approval or ratification of the audit committee or the disinterested members of the board of directors as described above. It will be our policy that no director shall participate in any discussion or approval of a Related Person Transaction for which he or she is a Related Person.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, the authorized capital stock of our company will consist of 250 million shares of common stock, $.01 par value, of which 1,000 shares were issued and outstanding to one stockholder as of August 23, 2013, and five million shares of preferred stock, $.01 par value (”Preferred Stock”), of which no shares were issued and outstanding as of August 23, 2013.

Common Stock

Holders of common stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting of shares of common stock is prohibited. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Subject to the prior rights of the holders of any outstanding Preferred Stock, holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. See “Dividend Policy.” Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably the assets of our company remaining after payment of all liabilities and payment to holders of Preferred Stock if such Preferred Stock has an involuntary liquidation preference over the common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

The board of directors is authorized, without any further notice or action of the stockholders, to issue five million shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. We have no present plans to issue any shares of Preferred Stock.

Limitation on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide for indemnification of our officers and directors to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. We maintain directors’ and officers’ liability insurance.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and our bylaws, as will be in effect upon consummation of this offering, contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.

Our certificate of incorporation and bylaws include anti-takeover provisions that:

•

authorize our board of directors, without further action by the stockholders, to issue shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer or our president (if we do not have a chief executive officer);

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	allow our directors to establish the size of the board of directors by action of the board, subject to a minimum of three members;

•

provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	do not give the holders of our common stock cumulative voting rights with respect to the election of directors.

Business Combinations

Section 203 of the Delaware General Corporation Laws (“DGCL”) provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•

prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. However, in the case of our company, the sponsors and any of their respective permitted transferees receiving 15% or more of our voting stock, such stockholders will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Authorized and Unissued Shares

Our authorized and unissued shares of common stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

We intend to apply to list our common stock on NASDAQ Global Select Market under the symbol “LGIH.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding              shares of common stock (             shares if the underwriters’ option to purchase additional shares of common stock is exercised in full). Of these shares of common stock, the             shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of ours. Shares of common stock issued in the Formation Transactions will be “restricted securities” under the Securities Act (the “Restricted Shares”). The Restricted Shares may be sold only if they are registered under the Securities Act by us or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. In connection with this offering, we and each of our officers and directors and all of our stockholders, including GTIS, have agreed that, and purchasers of our shares through the directed share program will agree that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Deutsche Bank Securities Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, our non-affiliates (those sellers who have not been affiliates of our company during the prior three months and any persons whose shares are aggregated with them) who have beneficially owned Restricted Shares for at least six months are entitled to freely sell the Restricted Shares without regard to the volume limitations of Rule 144. Sales of common stock by non-affiliates are subject to the availability of current public information, if the shares to be sold were beneficially owned for less than one year. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of our company who has beneficially owned Restricted Shares for at least one year would be entitled to freely sell such shares under Rule 144 without regard to the volume or manner of sale limitations referred to above. Affiliates are required to hold our Restricted Shares for at least six months before selling pursuant to Rule 144, and after this holding period is satisfied, affiliates can only resell Restricted Shares within any three-month period a number of shares sold that does not exceed the greater of 1% of the then outstanding shares of the common stock (approximately              shares immediately after this offering) or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 by affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares in compliance with the manner of sale provisions of Rule 144, but without compliance with the other restrictions, including the availability of public information about us, holding period and volume limitations, in Rule 144.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register restricted stock units and underlying shares of common stock. Shares of common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restriction and lock-up agreements applicable to these shares.

No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the common stock. The sale of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the common stock.

2013 Equity Incentive Plan

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options under the 2013 Equity Incentive Plan. Shares of our common stock issued under the S-8 Registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

PRINCIPAL STOCKHOLDERS

The following table shows the beneficial ownership of shares of our common stock immediately preceding and following this offering by (i) each of our directors and executive officers, individually and as a group and (ii) each person known to our management to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. In accordance with SEC rules, beneficial ownership includes voting or investment power with respect to securities, including any shares exercisable within 60 days of the date of this offering.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on              shares of our common stock outstanding as of the date immediately prior to the completion of this offering and              shares of our common stock outstanding as of the date immediately following the completion of this offering, in each case after giving effect to the Formation Transactions and this offering. The percentages assume no exercise by the underwriters of their option to purchase additional shares. Except as noted below, the address for all beneficial owners in the table below is 1450 Lake Robbins Drive, Suite 430, The Woodlands, Texas 77380.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering(1) (Assuming No Exercise of the Overallotment Option)
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage

5% Stockholders:

Thomas Lipar	—	—

Directors and Executive Officers:

Eric Lipar	1,000	100%
Michael Snider	—	—
Charles Merdian	—	—
Jack Lipar	—	—
Rachel Eaton	—	—
Bryan Sansbury	—	—
Robert Vahradian	—	—
Duncan Gage	—	—
Steven Smith	—	—
All executive officers and directors as a group (9 persons)*	—	—

*	Represents less than 1% of the number of shares of our common stock outstanding.
(1)	Assumes completion of the Formation Transactions and this offering.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax consequences to you of the acquisition, ownership and disposition of shares of our common stock offered pursuant to this prospectus. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the U.S. Department of the Treasury promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, or be interpreted differently, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of the shares of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who purchase shares of our common stock pursuant to this prospectus and who hold the shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations, partnerships or other pass-through entities;

•	traders in securities that elect to mark to market;

•	regulated investment companies and real estate investment trusts;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons subject to the alternative minimum tax;

•	persons holding our stock as a hedge against currency risks or as a position in a straddle; or

•	U.S. holders (as defined below) whose functional currency is not the United States dollar.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the specific United States federal income tax consequences to them of holding shares of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of shares of our common stock who, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a United States person.

A “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. holder” nor a partnership.

Taxation of U.S. Holders

Distributions on Shares of Our Common Stock

If we make cash or other property distributions on shares of our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Subject to certain limitations, these distributions may be eligible for the dividends-received deduction in the case of U.S. holders that are corporations. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. holder owns less than 20% of the voting power and value of our stock. Dividends paid to non-corporate U.S. holders generally will qualify for taxation at special rates if such U.S. holders meet certain holding period and other applicable requirements. The special rate will not, however, apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense. Distributions in excess of our current and accumulated earnings and profits, as determined under United States federal income tax principles, will constitute a return of capital and will first be applied against and reduce a U.S. holder’s tax basis in the shares of our common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s tax basis in its shares of our common stock will be taxable as capital gain realized on the sale or other disposition of the shares of our common stock and will be treated as described under “—Sale or Other Taxable Dispositions of Shares of Our Common Stock” below.

Sale or Other Taxable Dispositions of Shares of Our Common Stock

If a U.S. holder sells or disposes of shares of our common stock, such U.S. holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. holder’s adjusted basis in the shares of our common stock for United States federal income tax purposes at the time of the sale or other disposition. This gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the shares of our common stock for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information reporting will generally apply to a U.S. holder with respect to payments of dividends on shares of our common stock and to certain payments of proceeds on the sale or other disposition of shares of our common stock unless the U.S. holder is an exempt recipient. Certain U.S. holders may be subject to U.S. backup withholding on payments of dividends on shares of our common stock and certain payments of proceeds on the sale or other disposition of shares of our common stock unless the furnish the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s United States federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual ranges from $125,000 to $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends and net gains from the disposition of common stock, unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

Taxation of Non-U.S. Holders

Distributions on Shares of Our Common Stock

Distributions that are treated as dividends (see “—Taxation of U.S. Holders—Distributions on Shares of Our Common Stock”) generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds shares of our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the shares of our common stock are effectively connected with such non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on shares of our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Distributions in excess of our current and accumulated earnings and profits, as determined under United States federal income tax principles, will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in the shares of our common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares of our common stock may be subject to United States federal income tax as gain realized on the sale or other disposition of the shares of our common stock as described under “—Sale or Other Taxable Dispositions of Shares of Our Common Stock” below.

Sale or Other Taxable Dispositions of Shares of Our Common Stock

Subject to the discussion of backup withholding and withholding tax relating to foreign accounts below, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” (“USRPI”) within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

With respect to the third bullet point above, because of our anticipated holdings of United States real property interests following the completion of the Formation Transactions, we believe we will be and will remain a USRPHC for United States federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, it is possible we may not remain a USRPHC in the future. As a USRPHC, if a class of our stock is regularly traded on an established securities market, such stock will be treated as a USRPI only with respect to a non-U.S. holder that actually or constructively holds more than five percent of such class of stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for such stock. We anticipate that our common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our common stock will remain regularly traded in the future. Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our common stock.

If gain on the sale or other taxable disposition of shares of our common stock were subject to taxation under FIRPTA as a sale of a USRPI, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale or other taxable disposition of shares of our common stock is subject to tax under FIRPTA, the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price unless an exception applies.

A non-U.S. holder will be required to file a United States federal income tax return for any taxable year in which it realizes a gain from the disposition of our common stock that is subject to United States federal income tax.

Backup Withholding Tax and Information Reporting

We must report annually to each non-U.S. holder of shares of our common stock and to the IRS the amount of payments on the shares of our common stock paid to such non-U.S. holder and the amount of any tax withheld with respect to those payments. These information reporting requirements apply even if no withholding was required because the payments were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distribution payments to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Under certain circumstances, a payee may not be eligible for a refund or credit of such withholding taxes. The U.S. Department of the Treasury has issued administrative guidance providing that these withholding provisions will generally only apply to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017.

The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to the particular tax consequences to it of purchasing, holding and disposing of shares of our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any pending or subsequent changes in applicable laws.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., JMP Securities LLC and J.P. Morgan Securities LLC, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
JMP Securities LLC
J.P. Morgan Securities LLC.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Builder Advisor Group, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Discounts

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $         per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. This offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

Total Fees
	Per share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Discounts and commissions paid by us	$	$	$

We have also agreed to reimburse the underwriters for certain expenses incident to the sale of the shares offered hereby. We estimate that these expenses will not exceed $        . We have agreed with the underwriters to pay all fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”), “blue sky” expenses and any expenses associated with the road show for this offering provided that we will pay only 50% of the cost of any aircraft chartered in connection with the roadshow. We estimate that our share of the total expenses related to the road show will not exceed $            . The total underwriting compensation for this offering will not exceed     % of the offering proceeds.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will not exceed $        .

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table shares are being offered.

No Sales of Similar Securities

In connection with this offering, we and each of our officers and directors and all of our stockholders, including GTIS, have agreed, and purchasers of our shares through the directed share program will agree that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Deutsche Bank Securities Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock. Other than an agreement with GTIS to release them from their lock-up agreements if the Company or Deutsche Bank Securities Inc. permits any discretionary waiver or termination of the restrictions of any other lock-up agreement (other than Thomas Lipar’s lock-up agreement), there are no other agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Reserved Shares

At our request, the underwriters have reserved for sale at the initial public offering price up to              shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to such option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, the NASDAQ Global Market, in the over-the-counter market or otherwise.

Listing

We intend to apply to list on the NASDAQ Global Select Market, under the symbol “LGIH.”

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and Deutsche Bank Securities Inc., JMP Securities LLC and J.P. Morgan Securities LLC, as representatives. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Deutsche Bank Securities Inc. may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Deutsche Bank Securities Inc. may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, Builder Advisor Group, LLC has provided certain advisory services in connection with this offering, for which it has received customary fees and expenses and will receive a portion of the underwriting commissions in connection with the closing of this offering. Builder Advisor Group, LLC and an affiliate of Builder Advisor Group, LLC are minority equityholders in certain entities comprising our predecessor.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

LEGAL MATTERS

The legality of the shares offered hereby will be passed upon for us by Winstead PC, Houston, Texas. The legality of the shares offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of LGI Homes Group (Predecessor) as of December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, and the balance sheet of LGI Homes, Inc. as of July 9, 2013 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of LGI-GTIS Holdings, LLC and Subsidiaries, LGI-GTIS Holdings II, LLC and Subsidiaries, LGI-GTIS Holdings III, LLC and Subsidiaries and LGI-GTIS Holdings IV, LLC and Subsidiaries as of December 31, 2012, and for the periods then ended and LGI-GTIS Holdings, LLC and Subsidiaries, LGI-GTIS Holdings II, LLC and Subsidiaries and LGI-GTIS Holdings III, LLC and Subsidiaries as of December 31, 2011 and for the periods then ended, appearing in this prospectus and Registration Statement, have been audited by Armanino LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Summary,” “Market Opportunity” and “Our Business,” is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert in such matters. We have paid JBREC a fee of $39,000 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (as amended and together with all exhibits thereto, the “Registration Statement”) under the Securities Act, with respect to the shares of our common stock offered pursuant to this prospectus. This prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions. For further information with respect to us and our common stock, reference is hereby made to the Registration Statement and to the schedules and exhibits.

The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the Public Reference Room of the SEC maintained at

100 F Street, N.E., Washington, DC 20549, or on the Internet at http://www.sec.gov. Information on the operations of the Public Reference Room of the SEC can be obtained by calling 1-800-SEC-0330.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available, without charge, on or through our website, www.lgihomes.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

LGI HOMES, INC.

INDEX TO FINANCIAL STATEMENTS

Page
LGI Homes, Inc. Pro Forma Financial Statements

Pro Forma Balance Sheet as of June 30, 2013 (unaudited) and Notes to the Unaudited Pro Forma Balance Sheet	F-6

Pro Forma Statement of Operations for the six months ended June 30, 2013 (unaudited) and the year ended December 31, 2012 (unaudited), and Notes to the Unaudited Pro Forma Statements of Operations.	F-10

LGI Homes, Inc. Historical Financial Statements

Report of Independent Registered Public Accounting Firm	F-14

Balance Sheet as of July 9, 2013	F-15

Notes to the Balance Sheet	F-16

LGI Homes Group (Predecessor) Historical Financial Statements

Report of Independent Registered Public Accounting Firm	F-18

Combined Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-19

Combined Statement of Operations for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-20

Combined Statements of Equity from January 1, 2011 to June 30, 2013 (unaudited)	F-21

Combined Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-22

Notes to the Combined Financial Statements for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-23

LGI-GTIS Holdings, LLC and Subsidiaries Historical Financial Statements

Report of Independent Registered Public Accounting Firm	F-46

Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-47

Consolidated Statements of Operations for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-48

Consolidated Statements of Members’ Equity from January 1, 2011 to June 30, 2013 (unaudited)	F-49

Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-50

Notes to the Consolidated Financial Statements for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-51

Page
LGI-GTIS Holdings II, LLC and Subsidiaries Historical Financial Statements

Report of Independent Registered Public Accounting Firm	F-61

Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-62

Consolidated Statements of Operations for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-63

Consolidated Statements of Members’ Equity from January 1, 2011 to June 30, 2013 (unaudited)	F-64

Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-65

Notes to the Consolidated Financial Statements for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-66

LGI-GTIS Holdings III, LLC and Subsidiaries Historical Financial Statements

Report of Independent Registered Public Accounting Firm	F-75

Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-76

Consolidated Statements of Operations for the six months ended June  30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012, and the period March 2, 2011 (inception) through December 31, 2011

F-77

Consolidated Statements of Members’ Equity from March 2, 2011 (inception) to June 30, 2013 (unaudited)	F-78

Consolidated Statements of Cash Flows for the six months ended June  30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012 and the period March 2, 2011 (inception) through December 31, 2011

F-79

Notes to the Consolidated Financial Statements for the six months ended June  30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012 and the period March 2, 2011 (inception) through December 31, 2011

F-80

LGI-GTIS Holdings IV, LLC and Subsidiaries Historical Financial Statements

Report of Independent Registered Public Accounting Firm	F-89

Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012	F-90

Consolidated Statements of Operations for the six months ended June 30, 2013 (unaudited), and the period October 31, 2012 (inception) through December 31, 2012.	F-91

Consolidated Statements of Members’ Equity from October 31, 2012 (inception) to June 30, 2013 (unaudited)	F-92

Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (unaudited), and the period October 31, 2012 (inception) through December 31, 2012	F-93

Notes to the Consolidated Financial Statements for the six months ended June 30, 2013 (unaudited), and the period October 31, 2012 (inception) through December 31, 2012	F-94

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma balance sheet as of June 30, 2013, and the unaudited pro forma statements of operations for the six months ended June 30, 2013 and for the year ended December 31, 2012, present our financial position and results of operations after giving pro forma effect to the Formation Transactions, as described in “Summary—The Transactions” and this offering, as if the Formation Transactions and this offering had been completed as of June 30, 2013 with respect to the unaudited pro forma balance sheet as of June 30, 2013 and as of January 1, 2012 with respect to the unaudited pro forma statements of operations for the six months ended June 30, 2013, and the year ended December 31, 2012.

The pro forma adjustments column includes adjustments related to the Formation Transactions, which includes the LGI Transaction (our acquisition of all the equity interests of our predecessor (LGI Homes Group (Predecessor)) in exchange for shares of our common stock) and the GTIS Transaction (our acquisition of all of GTIS’s equity interests in the LGI/GTIS Joint Ventures in exchange for cash and shares of our common stock), as well as this offering, and the use of proceeds from this offering as described under “Use of Proceeds.” The GTIS Transaction will be accounted for as an acquisition using purchase accounting as of the date of the GTIS Transaction, which will be the date of this offering. In the LGI Homes Group (Predecessor) financial statements, the LGI/GTIS Joint Ventures interests have been accounted for using the equity method and our predecessor’s share of the LGI/GTIS Joint Ventures’ net earnings are included in income from unconsolidated joint ventures.

The unaudited pro forma financial statements reflect the following:

•

The acquisition of the equity interests of the entities comprising our predecessor from Thomas Lipar, one of our founders, Eric Lipar, our Chief Executive Officer and Chairman of the Board, and their respective affiliates, in exchange for              shares of our common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the issuance of              shares of common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus) to the other equity owners of the entities comprising our predecessor and the non-controlling interests in a subsidiary of one of the entities comprising our predecessor, all of which are collectively referred to herein as the “LGI Transaction.” The LGI Transaction has been accounted for as a combination of entities under common control, including:

•

The issuance of              shares of our common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus) in settlement of accrued management and executive bonuses;

•	The recognition of income taxes related to the LGI Transaction, including:

•	Recording deferred income taxes related to the LGI Transaction and our conversion to a taxable entity; and

•	Our taxation as a corporate entity;

•	Adjustments to account for non-controlling interests in an entity formed in 2013 and consolidated by our predecessor for the period from inception through June 30, 2013;

•

Adjustments to reflect the diminished role of Thomas Lipar, one of our founders and a principal owner of certain of the entities comprising our predecessor, subsequent to the Formation Transactions; and

•

Planned distributions to the owners of the entities comprising our predecessor for estimated federal income taxes on the earnings of our predecessor for the period from January 1, 2013 through the offering;

•	The issuance and sale of shares of our common stock to the public in this offering;

•

The use of the proceeds from this offering to (i) pay underwriting discounts and commissions and other expenses of this offering, (ii) make a payment of $36.9 million to GTIS as the cash portion of the GTIS Transaction purchase price and (iii) fund working capital and for other general corporate purposes;

•	The GTIS Transaction concurrent with this offering and the application of purchase accounting, including:

•

The issuance of              shares of our common stock (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus) to GTIS as the stock portion of the consideration for the GTIS Transaction whereby we will acquire all of GTIS’s interests in the LGI/GTIS Joint Ventures, and thereafter own 100% of the equity interests in the LGI/GTIS Joint Ventures;

•	Adjustments made as a result of the application of purchase accounting in connection with the GTIS Transaction, including:

•	Recording of the net tangible assets of the LGI/GTIS Joint Ventures, primarily real estate inventory, at fair value;

•

Recording goodwill for the excess of the sum of the GTIS Transaction purchase price and the estimated fair value of our predecessor’s equity interests in the LGI/GTIS Joint Ventures over the estimated fair value of the identifiable net tangible assets of the LGI/GTIS Joint Ventures;

•	Recording a marketing-related intangible asset;

•

Recording a gain as a result of the re-measurement of our predecessor’s equity interests in the LGI/GTIS Joint Ventures to fair value, based on the estimated enterprise value of the LGI/GTIS Joint Ventures; and

•	Recording deferred income taxes related to the conversion of the LGI/GTIS Joint Ventures to taxable entities and purchase accounting adjustments;

•	Taxation as a component of a corporate entity; and

•

Adjustments to eliminate transactions, balances and payments between our predecessor and the LGI/GTIS Joint Ventures which will not be recorded following the GTIS Transaction when our predecessor and the LGI/GTIS Joint Ventures are consolidated, including:

•	The payment of management and warranty fees by GTIS to our predecessor in connection with operating the LGI/GTIS Joint Ventures;

•	Certain other related party transactions between our predecessor and the LGI/GTIS Joint Ventures; and

•	Adjustments to account for our interest in the LGI/GTIS Joint Ventures on a consolidated basis rather than the equity method.

The unaudited pro forma statements of operations and balance sheet were derived by adjusting the historical combined financial statements of our predecessor, LGI Homes Group (Predecessor), and the financial statements of the four LGI/GTIS Joint Ventures (LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV,

LLC), which are combined for presentation in the pro forma financial information as the LGI/GTIS Joint Ventures. The adjustments are based on currently available information and certain estimates and assumptions. Our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Formation Transactions and this offering as contemplated and the pro forma adjustments give appropriate effect to those assumptions. The pro forma statements of operations do not include an adjustment for the estimated additional general and administrative expenses that we anticipate we will incur as a result of being a public company. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma balance sheet and statements of operations.

We estimate the fair value of our communities using a discounted cash flow model. The forecasted cash flows of each community are significantly impacted by estimates related to the absorption pace, sales prices, construction costs, cost of materials, sales and marketing expenses, the local economy and other factors for that particular community. The historical performance of each community as well as current trends in the market and economy impacting the community are evaluated for each of the estimates above. Critical assumptions are the absorption pace, sales prices and the costs to build and deliver homes on a community by community basis as well as the weighted average cost of capital (discount rate).

In order to arrive at the assumed absorption pace for home sales included in our cash flow model by community, we primarily analyze the historical absorption pace in the community and other comparable communities in the geographical area. In addition, we consider internal market data, which generally includes but is not limited to, the availability of competing products in the geographic area. When analyzing our historical absorption pace for home sales and corresponding internal market data, we place greater emphasis on more current metrics and trends such as the absorption pace realized in the most recent quarters. In order to determine the assumed sales prices included in our cash flow models, we analyze the historical sales prices realized on homes delivered in the community and other comparable communities in the geographical area. In order to arrive at our assumed costs to build and deliver homes, we generally assume a cost structure reflecting contracts currently in place with vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure.

Using all available information, we calculate the best estimate of projected cash flows for each community. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change from market to market as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate we believe a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flows. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. The discount rates used to value our predecessor’s investments in the GTIS Joint Ventures were 16-18% depending on the length of the remaining development cycle of the communities in each joint venture.

The unaudited pro forma financial information is included for illustrative purposes only and does not purport to reflect our results of operations or financial position that would have occurred had the Formation Transactions been consummated during the periods presented, and this offering would have been completed as of June 30, 2013, or to project our results of operations or financial position for any future period. The unaudited pro forma financial information should be read in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited and unaudited combined financial statements of our predecessor, LGI Homes Group (Predecessor), and related notes, and the audited and unaudited financial statements of the LGI/GTIS Joint Ventures and related notes included elsewhere in this prospectus.

LGI HOMES, INC.

UNAUDITED PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2013

(in thousands)

	LGI Homes Group (Predecessor)	LGI/GTIS Joint Ventures(1)	Adjustments				LGI Homes, Inc. Pro Forma
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	$15,205	$4,643	$		(a	)(b)(f)	$
Accounts receivable	2,718	1,690		—				4,408
Accounts receivable, related parties	885	174		(983)	(b	)		76
Real estate inventory	49,191	33,744		7,224	(b	)		90,159
Pre-acquisition costs and deposits	3,060	—		—				3,060
Investments in subsidiaries	5,326	—		(5,326)	(b	)		—
Property and equipment, net	874	139		—				1,013
Goodwill and other intangible assets	—	—		9,530	(b	)		9,530
Other assets	2,544	179		—				2,723

Total assets	$79,803	$40,569	$				$

LIABILITIES AND EQUITY
Accounts payable	$6,312	$3,333		$—				$9,645
Accounts payable, related parties	42	983		(983)	(b	)		42
Accrued expenses and other liabilities	3,107	747		(1,275)	(e	)		2,579
Deferred tax liabilities, net	—	—		1,983	(b	)(d)		1,983
Notes payable	23,065	—		—				23,065

Total liabilities	$32,526	$5,063		$(275)				$37,314

COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock	—	—			(a	)(c)
Additional paid in capital	—	—			(a	)(c)
Predecessor owners’ equity	$32,114	$35,506		$(67,620)	(c	)(f)		$—
Retained earnings	—	—		3,551	(b	)(d)		3,551

Total owners’ equity	32,114	35,506
Non-controlling interest	15,163	—		(15,163)	(c	)		—

Total equity	47,277	35,506

Total liabilities and equity	$79,803	$40,569	$				$

(1)	This column is a combination of the financial statements of LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV, LLC, each of which is presented in separate financial statements included elsewhere in this prospectus.

Notes to Unaudited Pro Forma Balance Sheet

(a)	Reflects use of proceeds from this offering assuming the issuance of shares of common stock at a price of $ per share (the mid-point of the estimated public offering range set forth on the cover of this prospectus), net of $ million to pay underwriting discounts and commissions and expenses related to this offering;

(b)	Reflects the GTIS Transaction concurrent with this offering. The purchase price of $41.4 million for the GTIS Transaction includes $36.9 million cash and $4.5 million in newly issued shares of common stock in LGI Homes, Inc. The presentation of the GTIS Transaction reflects the application of purchase accounting. The GTIS Transaction has been reflected at estimated fair value, and the following are the related pro forma adjustments:

•

Increase by approximately $7.2 million (step up) to the historical cost basis of the real estate inventory of the LGI/GTIS Joint Ventures of $33.7 million to reflect its estimated fair value. The estimated fair values of finished lots and completed homes, including sales models, as of June 30, 2013 of $8.5 million and $20.1 million, respectively, was determined, in conjunction with realized sales prices, by comparing the sales prices of lots and homes with similar size, amenities and community developments of nearby communities, generally in the immediate vicinity. The fair value of homes in progress of $6.9 million was estimated by multiplying the estimated fair value of a completed home in the development by the respective percentage of completion of each home in progress. The estimated fair value of land under development of $5.4 million was based upon the development costs incurred to date and the forecasted cash flows of the planned community, the estimated fair value of land under development approximates book value.

The pro forma statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012 do not reflect an increase in the cost of sales associated with the step up of the real estate inventory since the step up does not have a continuing impact on the results of our operations due to the short term (less than one year) impact on our financial performance. Based upon the forecasted sale of primarily all of the finished lots, homes in progress and completed homes and models to which the step up applies, $7.1 million of the step up is expected to amortize to cost of sales over the twelve month period following the GTIS Transaction with the remaining $75,000 recognized in the following year. The timing of the amortization is dependent upon the Company’s ability to complete the development of the land, construction of the homes, and the sales of the related inventory, as fully explained in the introduction to the pro forma financial statements;

•

Record goodwill of approximately $8.7 million, which will have an indefinite life, as the excess of the (i) sum of (x) the GTIS Transaction purchase price of $41.4 million and (y) the re-measurement of our predecessor’s equity interests in the LGI/GTIS Join Ventures at the estimated fair value of $10.8 million for a total estimated enterprise fair value of the LGI/GTIS Joint Ventures of $52.2 million over (ii) the estimated fair value of the identifiable net assets at the transaction date of $43.5 million. Because the Company was able to obtain control of the LGI/GTIS Joint Ventures by acquiring the equity interests of the other partner through the GTIS Transaction, we do not believe the purchase price of the GTIS transaction is indicative of a market participant’s fair value of our pre-existing non-controlling investment in the joint ventures. Our acquisition of the LGI/GTIS Joint Ventures included a premium for acquiring the operations of the LGI/GTIS Joint Ventures that, when combined with our predecessor’s operations, enables greater access to capital markets. Therefore, we estimated the fair value of 100% of the equity interests of the LGI/GTIS Joint Ventures on a stand-alone basis of $46.7 million as of

June 30, 2013 using the discounted cash flow model for all communities included in the GTIS Transaction and using discount rates of 16-18% as noted above. Our predecessor’s expected share of the present value of the forecasted cash flows by community of $14.4 million is based upon the distribution allocations established in the respective joint venture agreements applied to the total present value of the forecasted cash flows of each joint venture. The stand-alone value of our predecessor’s equity interests in the GTIS Joint Ventures of $10.8 million was estimated by applying a lack of control and marketability discount of 25% to our predecessor’s share of the discounted future cash flows of $14.4 million. We believe the lack of control and marketability discount of 25% is appropriate given our predecessor’s shared control of the LGI/GTIS Joint Ventures;

•

Record an intangible asset for the reacquired rights to the LGI Homes trade name used in the operations of the LGI/GTIS Joint Ventures at the estimated fair value of $0.8 million with a useful life of three years. The estimated fair value was calculated based upon the forecasted revenues of the LGI/GTIS Joint Ventures using a relief-from-royalty valuation model. The significant assumptions used in the relief-from-royalty model were the forecasted revenues of the LGI/GTIS Joint Ventures, a royalty rate of 0.5% which is indicative of our predecessor’s operational control of the LGI/GTIS Joint Ventures and a discount rate of 25%. The useful life of three years is consistent with the timing of a majority of the forecasted revenues of the LGI/GTIS Joint Ventures;

•

Record a gain of $5.5 million from the re-measurement of our predecessor’s equity interests in the LGI/GTIS Joint Ventures to estimated fair value of $10.8 million. Additionally, a deferred tax liability of $1.9 million for the difference in the fair value and the tax basis of our predecessor’s equity interests of $5.3 million was recorded on the balance sheet as of June 30, 2013. The gain on re-measurement and the deferred tax liability are recognized on the pro forma balance sheet as of June 30, 2013 with offsetting entries to retained earnings for a net adjustment to retained earnings of $3.6 million. Because the gain on re-measurement and the related deferred taxes are one-time charges recognized in the period of acquisition, these charges are not reflected in the pro forma statements of operations;

•	Eliminate our predecessor’s investment in the LGI/GTIS Joint Ventures and our predecessor’s related party receivable balance of $5.3 million and $1.0 million, respectively; and

•	Record a net deferred income tax liability of $31,000 for deferred income taxes related to the GTIS Transaction and our conversion to a taxable entity;

(c)	Reflects the following adjustments attributable to the (i) LGI Transaction and the issuance of shares of common stock (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus) to (x) the equity owners of the entities comprising our predecessor and (y) the non-controlling interests in a subsidiary of one of the entities comprising our predecessor in exchange for their non-controlling interests in the subsidiary (ii) elimination of the equity ownership of GTIS in the LGI/GTIS Joint Ventures as a result of the GTIS Transaction, (iii) the issuance of shares of common stock (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus) in settlement of accrued management and executive bonuses, and (iv) the issuance of shares of common stock pursuant to this offering. The LGI Transaction reflects a combination of entities under common control. The pro forma adjustments reflect the issuance of equity interests, including:

	Predecessor’s owners’ equity	Non-controlling interests	Paid in Capital
	(dollars in thousands)
Contribution of our predecessor’s businesses recorded and, in connection with the LGI Transaction, the issuance of shares of common stock to (x) the equity owners of the entities comprising our predecessor and (y) the non-controlling interests in a subsidiary of our predecessor (less $ par value of shares issued)	$(32,114)	$(15,163)		$47,277
Elimination of the LGI/GTIS Joint Ventures’ equity and issuance of shares of common stock to GTIS (less $ par value of shares issued)	(35,506)
Issuance of shares of LGI Homes, Inc. common stock in settlement of accrued management and executive bonuses (less $ par value of shares issued)
Issuance of shares of LGI Homes, Inc. common stock (less $ par value of shares issued)
Underwriting fees and other offering expenses

	$(67,620)	$(15,163)	$

(d)	Records a net deferred income tax liability of $26,000 for deferred income taxes related to the LGI Transaction and our conversion to a taxable entity;

(e)	Reflects the settlement of accrued liabilities for management and executive bonuses of $1.3 million through the issuance of shares of common stock of equal value (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus); and

(f)	Reflects planned distributions of $4.5 million to the equity owners of the entities comprising our predecessor for estimated income taxes on the results of operations for the period from January 1, 2013 through the closing of this offering.

LGI HOMES, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2013

(in thousands)

	LGI Homes Group (Predecessor)	LGI/GTIS Joint Ventures(1)	Adjustments		LGI Homes, Inc. Pro Forma
	(unaudited)	(unaudited)
Home sales	$57,998	$37,971	$—			$95,969
Management and warranty fees	1,302	—	(1,302)	(a)		—

Total revenues	59,300	37,971	(1,302)			95,969

Cost of sales	42,142	27,390	(67)	(a)		69,465
Selling expenses	5,493	3,671	—			9,164
General and administrative	5,026	2,049	(1,284)	(a)(b)		5,791
Income from unconsolidated joint ventures	(944)	—	944	(a)		—

Operating income	7,583	4,861	(895)			11,549

Interest expense	(6)	—	—			(6)
Other income, net	22	62	—			84

Net income before income taxes	7,599	4,923	(895)			11,627
Income taxes	136	96	3,837	(a)(b)		4,069

Net income	7,463	4,827	(4,732)			7,558
Loss attributable to non-controlling interests	(146)	—	146	(b)		—

Net income attributable to owners	7,609	4,827	(4,878)			7,558

Pro forma net income per share:
Basic					$
Diluted					$
Pro forma weighted average common shares outstanding:
Basic					$
Diluted					$

(1)	This column is a combination of the financial statements of LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV, LLC, each of which is presented in separate financial statements included elsewhere in this prospectus.

Notes to Unaudited Pro Forma Statement of Operations for Six Months Ended June 30, 2013

(a)	Reflects the GTIS Transaction as if it had been completed as of January 1, 2012. The presentation of the GTIS Transaction reflects the application of purchase accounting, including the following adjustments to the statement of operations for the six months ended June 30, 2013:

•	Elimination of our predecessor’s equity in the income of the LGI/GTIS Joint Ventures;

•

Reflects amortization of the intangible asset recorded in the GTIS Transaction. The trade name rights have an estimated useful life of three years based upon the timing of the forecasted revenues of the LGI/GTIS Joint Ventures and are amortized on a straight-line basis. Pro forma amortization expense was $133,000 for the six months ended June 30, 2013;

•

Reflects the pro forma federal and state income taxes attributable to the change in the taxable status of the LGI/GTIS Joint Ventures as a result of the GTIS Transaction. State income taxes have been recognized in the results of operations of the LGI/GTIS Joint Ventures for the six months ended June 30, 2013. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from the change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•

Reflects the elimination of $1.3 million of management and warranty fees our predecessor charged to the LGI/GTIS Joint Ventures during the period pursuant to the management services agreements. Effective as of the completion of the GTIS Transaction, the applicable agreements will be terminated, and the fees will no longer be charged. $1.2 million and $67,000 were included in general and administrative expense and cost of sales of the LGI/GTIS Joint Ventures, respectively;

(b)	Reflects the LGI Transaction as if it had been completed as of January 1, 2012. The presentation of the LGI Transaction reflects the combination of entities under common control, including the following adjustments to the statement of operations for the six months ended June 30, 2013:

•

Eliminates income attributed to the non-controlling interests in an entity formed in 2013 and consolidated by our predecessor for the period from inception through June 30, 2013 that will become our wholly-owned subsidiary upon the completion of the LGI Transaction;

•

Reflects compensation to Thomas Lipar, one of our founders and an owner of certain of the entities comprising our predecessor, of $0.2 million included in general and administrative expenses during the six months ended June 30, 2013 that will not be incurred by LGI Homes, Inc. subsequent to the LGI Transaction. Mr. Lipar will perform limited duties at a reduced level of compensation under a consulting agreement with us subsequent to this offering. Our management team will perform the duties Mr. Lipar will relinquish;

•

Reflects the pro forma federal and state income taxes attributable to reflect the change in our predecessor’s taxable status to a C Corporation as a result of the LGI Transaction. State income taxes have been recognized in the results of operations of our predecessor for the six months ended June 30, 2013. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from our change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•	Reflects incremental compensation expense of $17,000 included in general and administrative expenses for equity awards to be awarded to certain employees subsequent to this offering.

LGI HOMES, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

(in thousands)

	LGI Homes Group (Predecessor)	LGI/GTIS Joint Ventures(1)	Adjustments			LGI Homes, Inc. Pro Forma
	(unaudited)	(unaudited)
Home sales	$73,820	$69,558	$—				$143,378
Management and warranty fees	2,401	—	(2,401)	(a	)		—

Total revenues	76,221	69,558	(2,401)				143,378
Cost of sales	54,531	49,830	(132)	(a	)		104,229
Selling expenses	7,269	6,101	—				13,370
General and administrative	6,096	3,305	(2,367)	(a	)(b)		6,934
Income from unconsolidated joint ventures	(1,526)	—	1,526	(a	)

Operating income	9,851	10,322	(1,428)				18,745
Interest expense	(1)	(1)	—				(1)
Other income, net	173	42	—				215

Net income before income taxes	10,023	10,364	(1,428)				18,959
Income taxes	155	187	6,256	(a	)(b)		6,598

Net income	$9,868	10,177	(7,684)				$12,361
Income attributable to non-controlling interests	163	–	—				163

Net income attributable to owners	$9,705	$10,177	(7,684)				$12,198

Pro forma net income per share
Basic						$
Diluted						$
Pro forma weighted average common shares:
Basic						$
Diluted						$

(1)	This column is a combination of the financial statements of LGI—GTIS Holdings, LLC, LGI—GTIS Holdings II, LLC, LGI—GTIS Holdings III, LLC and LGI—GTIS Holdings IV, LLC, each of which is presented in separate financial statements included elsewhere in this prospectus.

Notes to Unaudited Pro Forma Statement of Operations for Year Ended December 31, 2012

(a)	Reflects the GTIS Transaction as if it had been completed as of January 1, 2012. The presentation of the GTIS Transaction reflects the application of purchase accounting, including the following adjustments to the statement of operations for the year ended December 31, 2012:

•	Elimination of our predecessor’s equity in the income of the LGI/GTIS Joint Ventures;

•

Reflects amortization of the intangible asset recorded in the GTIS Transaction. The trade name rights have an estimated useful life of three years based upon the timing of the forecasted revenues of the LGI/GTIS Joint Ventures and are amortized on a straight-line basis. Pro forma amortization expense was $268,000 for the year ended December 31, 2012;

•

Reflects the pro forma federal and state income taxes attributable to the change in the taxable status of the LGI/GTIS Joint Ventures as a result of the GTIS Transaction. State income taxes have been recognized in the results of operations of the LGI/GTIS Joint Ventures for the year ended December 31, 2012. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from the change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•

Reflects the elimination of $2.4 million of management and warranty fees our predecessor charged to the LGI/GTIS Joint Ventures during the period pursuant to management services agreements. Effective as of the completion of the GTIS Transaction, the applicable agreements will be terminated, and the fees will no longer be charged. $2.3 million and $132,000 were included in general and administrative expense and cost of sales of the LGI/GTIS Joint Ventures, respectively;

(b)	Reflects the LGI Transaction as if it had been completed as of January 1, 2012. The presentation of the LGI Transaction reflects the combination of entities under common control, including the following adjustments to the statement of operations for the year ended December 31, 2012:

•

Reflects compensation to Thomas Lipar, one of our founders and an owner of certain of the entities comprising our predecessor, of $0.4 million included in general and administrative expenses during the year ended December 31, 2012 that will not be incurred by LGI Homes, Inc. subsequent to the LGI Transaction. Mr. Lipar will perform limited duties at a reduced level of compensation under a consulting agreement with us subsequent to this offering. Our management team will perform the duties Mr. Lipar will relinquish;

•

Reflects the pro forma federal and state income taxes attributable to reflect the change in our predecessor’s taxable status to a C Corporation as a result of the LGI Transaction. State income taxes have been recognized in the results of operations of our predecessor for the year ended December 31, 2012. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from our change to a taxable entity were calculated using an estimated 33% effective tax rate. The difference between the effective tax rate of 33% and the statutory tax rate is primarily due to our anticipated qualification for the Domestic Production Activities Deduction (DPAD) upon conversion to a taxable entity; and

•	Reflects incremental compensation expense of $35,000 included in general and administrative expenses for equity awards to be awarded to certain employees subsequent to this offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of LGI Homes, Inc.

We have audited the accompanying balance sheet of LGI Homes, Inc. (the Company) as of July 9, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion the balance sheet referred to above presents fairly, in all material respects, the financial position of LGI Homes, Inc. at July 9, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

July 10, 2013

LGI HOMES, INC.

BALANCE SHEET

July 9, 2013
Assets
Cash	$1,000

Total assets	$1,000

LIABILITIES AND EQUITY
Liabilities
Accounts payable	$—

Total liabilities	—

Stockholder’s Equity
Common stock, 1,000 shares issued and outstanding	$10
Additional paid in capital	990

Total stockholder’s equity	1,000

TOTAL LIABILITIES AND EQUITY	$1,000

See accompanying notes to the balance sheet.

LGI HOMES, INC.

NOTES TO THE BALANCE SHEET

JULY 9, 2013

1.    ORGANIZATION

Organization and Description of the Business

LGI Homes, Inc. (the “Company”), a Delaware corporation was organized on July 9, 2013 as a holding company for the purposes of facilitating an initial public offering of common stock. The Company has not engaged in any business or other activities except in connection with its formation. It is expected that following a reorganization of the Company’s predecessor’s businesses, including LGI Homes Group, LLC and LGI Homes Corporate, LLC and their consolidated subsidiaries and controlled variable interest entities, as well as LGI Homes, Ltd., LGI Homes — Sunrise Meadow, Ltd., LGI Homes — Canyon Crossing, Ltd., and LGI Homes — Deer Creek, LLC, (collectively, “LGI Homes Group (Predecessor)”) and the initial public offering of the common stock of the Company, the Company will control LGI Homes Group (Predecessor). The Company’s only business following the initial public offering will be to control the business and affairs of LGI Homes, Inc. and its subsidiaries. The Company will consolidate the financial results of LGI Homes Group (Predecessor) into the Company’s consolidated financial statements.

LGI Homes, Inc.’s principal business is the design and construction of entry-level homes in Texas, Arizona, Florida and Georgia.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States. Separate statements of income and changes in stockholders’ equity have not been presented because there have been no operating activities or equity transactions of this entity. A separate statement of cash flows has not been presented, as the only transactions impacting such statement are fully described below.

3.    STOCKHOLDER’S EQUITY

The Company is authorized to issue 250,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. At July 9, 2013, 1,000 shares of common stock, par value $0.01 per share, were issued upon payment of $1,000.

LGI HOMES GROUP (PREDECESSOR)

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-18

COMBINED FINANCIAL STATEMENTS

Combined Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-19

Combined Statements of Operations for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-20

Combined Statements of Equity from January 1, 2011 to June 30, 2013 (unaudited)	F-21

Combined Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-22

Notes to the Combined Financial Statements for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity Holders of LGI Homes Group (Predecessor)

We have audited the accompanying combined balance sheets of LGI Homes Group (Predecessor) (the Company) as of December 31, 2012 and 2011, and the related combined statements of operations, equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the four financial statements of: LGI – GTIS Holdings, LLC; LGI – GTIS Holdings II, LLC; LGI – GTIS Holdings, III, LLC; and LGI- GTIS Holdings IV, LLC (collectively GTIS Entities), which entities are limited liability companies in which the Company has equity interests. In the combined financial statements, the Company’s combined investment in the GTIS Entities is stated at $4,446,302 and $2,254,541 as of December 31, 2012 and 2011, respectively, and the Company’s equity in the net income of GTIS Entities is stated at $1,526,464, and $714,758 for the two years in the period ended December 31, 2012. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for the GTIS Entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of LGI Homes Group (Predecessor) at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

August 27, 2013

LGI HOMES GROUP (PREDECESSOR)

COMBINED BALANCE SHEETS

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
ASSETS
Cash and cash equivalents	$15,205,244	$7,069,471	$5,106,183
Accounts receivable	2,718,313	922,897	717,992
Accounts receivable, related parties	885,295	1,026,925	293,864
Real estate inventory	49,191,303	28,489,191	12,525,674
Pre-acquisition costs and deposits	3,059,966	997,875	572,073
Investments in unconsolidated joint ventures	5,325,873	4,446,302	2,254,541
Property and equipment, net	873,877	719,390	469,801
Other assets	2,544,061	1,884,100	1,572,505

Total assets	$79,803,932	$45,556,151	$23,512,633

LIABILITIES AND EQUITY
Accounts payable	$6,311,718	$3,090,890	$1,421,246
Accounts payable, related parties	42,093	108,577	10,244
Accrued expenses and other liabilities	3,107,065	2,176,945	1,031,602
Notes payable	23,065,308	14,968,762	6,414,516

Total liabilities	32,526,184	20,345,174	8,877,608

COMMITMENTS AND CONTINGENCIES (Note 11)

EQUITY
Owners’ equity	32,114,770	25,210,977	12,990,732
Non-controlling interests	15,162,978	—	1,644,293

Total equity	47,277,748	25,210,977	14,635,025

Total liabilities and equity	$79,803,932	$45,556,151	$23,512,633

See accompanying notes to the combined financial statements

LGI HOMES GROUP (PREDECESSOR)

COMBINED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2013		2012	2012		2011
	(unaudited)		(unaudited)
Revenues:
Home sales		$57,997,822	$27,860,520		$73,820,028	$49,269,971
Management, consulting and warranty fees		1,301,722	991,703		2,401,013	1,186,188

Total revenues		59,299,544	28,852,223		76,221,041	50,456,159

Cost of sales		42,141,792	20,272,509		54,530,971	36,699,505
Selling expenses		5,492,853	2,863,163		7,269,331	4,884,310
General and administrative		5,025,833	2,451,184		6,096,114	5,125,331
(Income) from unconsolidated joint ventures		(943,687)	(585,825)		(1,526,464)	(714,758)

Operating income		7,582,753	3,851,192		9,851,089	4,461,771

Interest expense		(5,668)	(24,684)		(1,234)	(28,152)
Other income, net		22,302	23,939		172,785	203,677

Net income before income taxes		7,599,387	3,850,447		10,022,640	4,637,296
Income tax provision		(136,277)	(64,566)		(154,542)	(124,891)

Net income		7,463,110	3,785,881		9,868,098	4,512,405
(Income) loss attributable to non-controlling interests		145,522	(68,015)		(162,969)	(1,161,986)

Net income attributable to owners		$7,608,632	$3,717,866		$9,705,129	$3,350,419

Unaudited pro forma net income per share (Note 13)
Basic	$			$
Diluted	$			$

See accompanying notes to the combined financial statements

LGI HOMES GROUP (PREDECESSOR)

COMBINED STATEMENTS OF EQUITY

	Total Owners’ Equity	Non- Controlling Interest	Total Equity
BALANCE—January 1, 2011	$11,050,313	$715,632	$11,765,945

Net income	3,350,419	1,161,986	4,512,405
Contributions	4,360,000	404,175	4,764,175
Distributions	(5,770,000)	(637,500)	(6,407,500)

BALANCE—December 31, 2011	$12,990,732	$1,644,293	$14,635,025

Net income	9,705,129	162,969	9,868,098
Contributions	6,650,000	—	6,650,000
Distributions	(4,134,884)	(1,807,262)	(5,942,146)

BALANCE—December 31, 2012	$25,210,977	$—	$25,210,977

Net income (unaudited)	7,608,632	(145,522)	7,463,110
Contributions (unaudited)	2,535,000	15,308,500	17,843,500
Distributions (unaudited)	(3,239,839)	—	(3,239,839)

BALANCE—June 30, 2013 (unaudited)	$32,114,770	$15,162,978	$47,277,748

See accompanying notes to the combined financial statements

LGI HOMES GROUP (PREDECESSOR)

COMBINED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net Income	$7,463,110	$3,785,881	$9,868,098	$4,512,405
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Income from unconsolidated joint ventures	(943,687)	(585,825)	(1,526,464)	(714,758)
Distributions from unconsolidated joint ventures	959,256	783,750	1,545,437	607,500
Depreciation and amortization	131,283	77,179	185,120	79,747
Changes in assets and liabilities:	—	—	—	—
Accounts receivable	(1,795,416)	(241,354)	(204,905)	(429,827)
(Receivables from) payables to related parties, net	75,146	(324,782)	(634,728)	(147,921)
Real estate inventory	(20,702,114)	(5,887,127)	(15,963,517)	7,751,795
Pre-acquisition costs and deposits	(2,062,089)	(757,214)	(425,802)	(241,041)
Other assets	(659,962)	(122,198)	(311,595)	(898,550)
Accounts payable	3,220,829	1,096,952	1,669,644	(6,403)
Accrued expenses and other liabilities	930,120	339,252	1,145,343	(958,171)

Net cash provided by (used in) operating activities	(13,383,524)	(1,835,486)	(4,653,369)	9,554,776

Cash flows from investing activities:
Investments of capital into unconsolidated joint ventures	(927,975)	(313,499)	(2,244,047)	(1,299,189)
Distributions of capital from unconsolidated joint ventures	32,835	—	33,313	—
Proceeds from disposal of assets at net book value	29,233	—	177	14,713
Purchases of property and equipment	(315,003)	(124,759)	(434,886)	(451,214)

Net cash used in investing activities	(1,180,910)	(438,258)	(2,645,443)	(1,735,690)

Cash flows from financing activities:
Proceeds from notes payable	$55,472,766	$14,938,829	$46,364,607	$26,156,379
Payments on notes payable	(47,376,220)	(13,601,208)	(37,810,361)	(32,483,236)
Contributions	2,535,000	5,625,000	6,650,000	4,360,000
Distributions	(3,239,839)	(1,665,000)	(4,134,884)	(5,770,000)
Contributions from non-controlling interests	15,308,500	—	—	404,175
Distributions to non-controlling interests	—	(972,263)	(1,807,262)	(637,500)

Net cash provided by (used in) financing activities	22,700,207	4,325,358	9,262,100	(7,970,182)

Net increase (decrease) in cash and cash equivalents	8,135,773	2,051,614	1,963,288	(151,096)
Cash and cash equivalents, beginning of period	7,069,471	5,106,183	5,106,183	5,257,279

Cash and cash equivalents, end of period	$15,205,244	$7,157,797	$7,069,471	$5,106,183

See accompanying notes to the combined financial statements.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. BUSINESS

Organization and Description of the Business

LGI Homes Group (Predecessor) (the “Companies”) is a group of affiliated entities, under common control, which is engaged in the design and construction of entry-level homes in high growth markets in Texas, Arizona, Florida and Georgia.

A Registration Statement on Form S-1 is expected to be filed with the Securities and Exchange Commission with respect to an initial public offering (the “IPO”). Prior to the consummation of the IPO, LGI Homes, Inc. and the Companies will engage in certain formation and restructuring transactions pursuant to which the Companies will be reorganized under a Delaware corporation named LGI Homes, Inc. See Note 14 for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying combined financial statements include the accounts of LGI Homes Group, LLC and LGI Homes Corporate, LLC and their consolidated subsidiaries and controlled variable interest entities, as well as LGI Homes, Ltd., LGI Homes—Sunrise Meadow, Ltd., LGI Homes—Canyon Crossing, Ltd., and LGI Homes—Deer Creek, LLC. Immediate family members, a father and son, individually or jointly own more than 50% of the voting ownership interest of each entity and have historically voted their interests in concert. The immediate family members are referred to hereinafter as the Principals. These entities have been combined for reporting purposes as they are under common management, operate in the same business, and are controlled by the Principals.

The combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as contained within the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All intercompany balances and transactions have been eliminated in consolidation and all intracompany balances and transactions have been eliminated in combination.

Use of Estimates

The preparation of the Companies’ financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes as of June 30, 2013 (unaudited), and December 31, 2012 and 2011, and revenues and expenses for the six month period ended June 30, 2013 (unaudited) and 2012 (unaudited), and years ended December 31, 2012 and 2011. Accordingly, actual results could differ from those estimates. The significant accounting estimates include real estate inventory and cost of sales, impairment of real estate inventory and property and equipment, warranty reserves, loss contingencies, receivable from a community development district, and accounting for variable interest entities.

Cash and Cash Equivalents and Concentration of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of less than three months. The Companies’ cash in demand deposit accounts may exceed federally insured limits.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The Companies’ management monitors the cash balances in their operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Companies have experienced no loss or diminished access to cash in their operating accounts.

Accounts Receivable

Accounts receivable consist primarily of proceeds due from title companies for sales closed prior to period end and are generally collected within a few days from closing.

Real Estate Inventory

Inventory consists of land, land under development, homes in progress, and completed homes. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

Land, development and other project costs, including interest and property taxes incurred during development and home construction, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally capitalized interest and property taxes) are allocated to the cost of individual homes using the specific identification method. Costs that are not specifically identifiable to a home are allocated on a pro rata basis by taking costs and dividing by the total number of lots in the community. Management believes the allocation of costs on a pro rata basis approximates the allocation using relative sales value. Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining unsold lots and homes in the community on a pro rata basis.

The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. A constructed home is used as the community sales office during the life of the community and then sold. Actual individual community lives will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or finished lots.

In accordance with the provisions of ASC 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Companies estimate the fair value of

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

communities using a discounted cash flow model. As of June 30, 2013 (unaudited), and December 31, 2012 and 2011, the real estate inventory is stated at cost; there were no inventory impairment charges recorded in the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), or in the years ended December 31, 2012 and 2011.

Capitalized Interest

Interest and other financing costs related to real estate inventory are capitalized as cost of inventory during community development and home construction activities and expensed in cost of sales as homes in the community are sold.

Pre-Acquisition Costs and Deposits

Amounts paid for land options, deposits on land purchase contracts, and other pre-acquisition costs are capitalized and classified as deposits to purchase. Upon execution of the purchase, these deposits are applied to the acquisition price of the land and recorded as a cost component of the land in real estate inventory. To the extent that any deposits are nonrefundable and the associated land acquisition process is terminated or no longer determined probable, the related deposits are charged to general and administrative expense. We review the likelihood of the acquisition of contracted lots in conjunction with our periodic real estate impairment analysis.

Deferred Loan Costs

Deferred loan costs represent debt issuance costs and, depending on the nature and purpose of the loan, are capitalized to real estate inventory or amortized to interest expense using the straight line method which approximates the effective interest method.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation expense is recorded in general and administrative expenses. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in other (income) expense. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are depreciated over the shorter of the asset life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Impairments of long-lived assets are determined periodically when indicators of impairment are present. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future undiscounted operating cash flows to be generated from these assets throughout their remaining estimated useful lives. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value. There were no impairments of property, equipment and leasehold improvements recorded in the six month periods ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Investments in Joint Ventures and Unconsolidated Variable Interest Entities (VIEs)

The Companies function as the managing member of certain joint ventures conducting homebuilding activities. In accordance with ASC 810, Consolidation, we have assessed whether these entities may be VIEs. The Companies have variable interests in certain joint venture arrangements that it manages. These joint ventures have been determined to be VIEs because the members of the joint ventures, as a group, have insufficient equity at risk without further capital contributions. The Companies’ rights as well as the rights held by the other joint venture members have been evaluated to determine the primary beneficiary of the VIE, including the extent of substantive participating rights and control of activities that most significantly affect its economic performance. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; and the ability to acquire additional land into the VIE. If we are not able to control the significant decisions, we are not considered the primary beneficiary of the VIE. If the Companies are determined to be the primary beneficiary of the VIE, the entity is consolidated in the accompanying combined financial statements.

The Companies have investments in four joint ventures where the Companies and the other joint venture members have been deemed to have joint control and the Companies are not the primary beneficiary since all major decisions require both parties’ consent. Accordingly, the Companies’ interests in these joint ventures are accounted for using the equity method and our share of the joint ventures’ net earnings is included in income from unconsolidated joint ventures and our investments in unconsolidated joint ventures. Distributions received are credited against the related investment in the joint venture.

In addition, the Companies have interests in two VIE’s (LGI Homes – Sterling Lakes, LLC and LGI Fund III Holdings, LLC) where it has been determined that the Companies are the primary beneficiary. In addition to the Companies serving as the managing member of these entities, the Principals of the Companies also held the general partner controlling interests in the non-managing members of the VIEs. As a result, the Companies combined with the Principals related party interests have the power to direct all significant activities of the VIEs, and have exposure to the risks and rewards of the VIEs, based on the division of income and loss pursuant to the joint venture agreement and the Companies ownership in the joint ventures. These two VIEs have been consolidated.

We evaluate our investments in unconsolidated entities for indicators of impairment during each reporting period. A series of operating losses of an investee or other factors may indicate that a decrease in value of the Companies’ investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment’s carrying amount over its estimated fair value. No impairment charges have been recorded related to our investments in unconsolidated entities for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), or the years ended December 31, 2012 and 2011.

Insurance Costs and Reserves

The Companies have deductible limits under workers’ compensation, automobile and general liability insurance policies, and record expense and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are $2 million per occurrence and in the aggregate annually and apply in excess of automobile liability, employer’s liability

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

under workers compensation, and general liability policies. The Companies generally require subcontractors and design professionals to indemnify the Companies for liabilities arising from their work, subject to certain limitations.

Warranty Reserves

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home is sold. The Companies’ warranty liability is based upon historical warranty cost experience and is adjusted as appropriate to reflect qualitative risks associated with the types of homes built, the geographic areas in which they are built, and potential impacts of the Companies’ continued expansion. The Companies’ warranty reserves include amounts expected to be incurred under the warranty agreement with the Unconsolidated Joint Ventures.

Warranty reserves are reviewed quarterly to assess the reasonableness and adequacy and make adjustments to the balance of the pre-existing reserves, as needed, to reflect changes in trends and historical data as information becomes available.

Home Sales

In accordance with ASC 360 – 20, Real Estate Sales, revenues from home sales are recorded at the time each home sale is closed, title and possession are transferred to the buyer, and there is no significant continuing involvement of the Companies with the home. Home sales proceeds are generally received from the title company within a few days from closing. Home sales are reported net of sales discounts and incentives granted to home buyers, which are primarily seller-paid closing costs.

Cost of Sales

As discussed under Real Estate Inventory, above, cost of sales for homes closed include the construction costs of each home and allocable land acquisition and land development costs, capitalized interest, and other related common costs (both incurred and estimated to be incurred).

Selling and Commission Costs

Sales commissions are paid and expensed based on homes sold. Other residual selling costs are expensed in the period incurred.

Advertising Costs

Advertising and direct mail costs are expensed as incurred. Advertising and direct mail costs were $1,076,411 (unaudited) and $811,108 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Advertising and direct mail costs were $1,803,027 and $1,538,293 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The Companies consist of limited liability companies and limited partnerships, all of which are treated as partnerships for income tax purposes and federal income taxes on taxable income or losses realized by the Companies are the obligation of the individual members or partners. However, the Companies are subject to certain state taxes and fees, including the

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Texas margin tax, where applicable. There are no significant deferred income taxes related to state income taxes. Management of the Companies has concluded that there are no significant uncertain tax positions requiring recognition in the combined financial statements, nor have the Companies been assessed interest or penalties by any major tax jurisdictions. State income taxes paid were $115,655 (unaudited) and $128,846 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. In addition, state income taxes of $163,171 and $130,540 were paid for the years ended December 31, 2012 and 2011, respectively.

Fair Value Measurement of Financial Instruments

ASC 820, Fair Value Measurements, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that differs from the transaction price or market price of the asset or liability.

Under generally accepted accounting principles, the fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value. Fair value measurements should maximize the use of observable inputs and minimize the use of unobservable inputs, where possible. Observable inputs are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs may be needed to measure fair value in situations where there is little or no market activity for the asset or liability at the measurement date and are developed based on the best information available in the circumstances, which could include the reporting entity’s own judgments about the assumptions market participants would utilize in pricing the asset or liability.

We utilize fair value measurements to account for certain items and account balances within our combined financial statements. Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets. The fair value of our financial instruments, including cash and cash equivalents, accounts receivable, notes payable approximate their carrying amounts due to the short term nature of these instruments. In addition, the majority of our notes payable have a floating interest rate which increases or decreases with market interest rates.

Recently Issued Accounting Pronouncements

In May 2011, FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC 820, Fair Value Measurements, providing a consistent definition and measurement of fair value. ASU 2011–04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011–04 was effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our combined financial statements.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Unaudited Interim Information

The combined financial statements as of June 30, 2013, and for the six months ended June 30, 2013 and 2012, are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary for a fair presentation of the respective interim periods. All such adjustments are of a normal recurring nature.

Reclassifications

Certain amounts in the combined financial statements of prior periods have been reclassified as amounts were recorded incorrectly. Management does not believe such reclassification adjustments were material to the financial statements. The reclassifications include the reclassification to cost of sales of rebates previously classified as other income of $147,952 and $163,302 for the years ended December 31, 2012 and 2011, respectively, the reclassification of certain indirect costs to cost of sales previously classified as general and administrative expense of $314,671 and $113,549 for the years ended December 31, 2012 and 2011, respectively; and the reclassification of certain intercompany transactions previously classified as other income to effectively eliminate the transactions totalling $197,300 and $165,300 for the years ended December 31, 2012 and 2011, respectively. The net impact of these reclassifications was to increase operating income by approximately $345,000 and $329,000 for the years ended December 31, 2012 and 2011, respectively. These reclassifications had no impact on net income.

3. REAL ESTATE INVENTORY

The Companies’ real estate inventory consists of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Land, land under development and finished lots	$20,673,845	$8,538,631	$3,673,704
Sales Offices	1,158,661	912,461	351,436
Homes in Progress	15,066,308	8,045,848	3,179,173
Completed homes	12,292,489	10,992,251	5,321,361

Total real estate inventory	$49,191,303	$28,489,191	$12,525,674

Interest and financing costs incurred under the Companies’ debt obligations, as more fully discussed in Note 8, are capitalized to qualifying real estate projects under development. Any additional interest charges related to real estate projects not under development are expensed in the period incurred.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

4. OTHER ASSETS

At June 30, 2013, and at December 31, 2012 and 2011, other assets consist of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Receivable from municipality	$1,250,000	$1,250,000	$1,250,000
Prepaid expenses	1,008,023	320,738	174,270
Security deposits	286,038	299,132	76,958
Notes receivable	—	10,281	10,334
Deferred loan costs	—	3,949	60,943

Total other assets	$2,544,061	$1,884,100	$1,572,505

In connection with the development of a community, LGI Homes – Sunrise Meadow, Ltd financed the design, construction and initial operations of the municipal utility district subject to the district’s commitment to reimburse eligible costs in connection with a bond offering. The municipal utility district has been authorized to issue bonds pending final approval by the district’s board and $1.25 million of the proceeds have been designated in the draft bond application to reimburse LGI Homes – Sunrise Meadow, Ltd. for costs incurred; management does not believe that the final terms of the bond offering will vary materially from the draft bond application. Land development costs recorded to real estate inventory exclude the costs to be reimbursed. The bond offering is expected to close and the receivable is expected to be collected during 2013.

5. PROPERTY AND EQUIPMENT

At June 30, 2013, and at December 31, 2012 and 2011, property and equipment consist of the following:

	Asset Life	June 30, 2013	December 31,
			2012	2011
	(years)	(unaudited)
Computer equipment	3-5	$350,501	$291,112	$180,284
Machinery and equipment	4-5	29,894	27,459	18,759
Vehicles	5	708,774	680,095	516,315
Furniture and fixtures	5-7	439,045	338,647	163,936
Leasehold improvements	various	98,930	18,643	41,836

Total property and equipment		1,627,144	1,355,956	921,130
Less: accumulated depreciation		(753,267)	(636,566)	(451,329)

Property and equipment, net		$873,877	$719,390	$469,801

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Depreciation expense incurred and equipment sold to the Unconsolidated Joint Ventures (see Note 6) during the periods presented include the following:

	For the Six Months Ended June 30		For the Year Ended December 31
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)
Depreciation expense	$131,283	$77,179	$185,120	$79,747
Equipment sold to Unconsolidated Joint Ventures at net book value	$29,233	$—	$177	$14,713

6. INVESTMENTS IN JOINT VENTURES, VARIABLE INTEREST ENTITIES AND NON-CONTROLLING INTERESTS

The combined financial statements reflect the Companies’ interests in the following four joint ventures (the “Unconsolidated Joint Ventures”) accounted for using the equity method of accounting since the Companies are not deemed to be the primary beneficiaries of these variable interest entities.

Joint Venture Name	Date Formed	Companies’ Member
LGI—GTIS Holdings, LLC	March 2010	LGI Homes Corporate, LLC
LGI—GTIS Holdings II, LLC	November 2010	LGI Homes Corporate, LLC through March 2011, then interest transferred to LGI Homes Group, LLC
LGI—GTIS Holdings III, LLC	March 2011	LGI Homes Group, LLC
LGI—GTIS Holdings IV, LLC	October 2012	LGI Homes Group, LLC

The Unconsolidated Joint Ventures are each engaged in homebuilding and land development activities. GTIS Partners, LP and affiliated entities (“GTIS”) are joint venture members in these entities. The Unconsolidated Joint Ventures are discussed collectively in these financial statements due to the similarity of the joint venture agreements and other aspects of the entities. Management of each the Unconsolidated Joint Ventures is vested in members, being the Companies and GTIS. The Companies are considered the managing members of these entities. The managing member has the responsibility and authority to operate the Unconsolidated Joint Ventures on a day-to-day basis subject to the operating budget and business plan, which is approved by both members. The Companies use their sales, development and operations teams to support operations and have significant influence even though the respective joint venture members have been deemed to have joint control under ASC 810. All major decisions require both members’ consent. Major decisions include, but are not limited to: the acquisition or disposition of a project; capital contributions; and changes, updates or amendments to the operating budget or business plan. Generally, the Unconsolidated Joint Ventures have not obtained construction financing from outside lenders, but have financed their activities primarily through equity contributions from each of the joint venture members.

Profits are allocated to the members of the Unconsolidated Joint Ventures based on the predetermined formulas specified in the joint venture agreements for the allocation of distributable cash. The GTIS member and the Companies are allocated 85% and 15% of the

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

profits, respectively, (the “Sharing Percentages”) until such time as the members receive cash distributions equal to their initial capital investment plus, generally, a 15% internal rate of return (“First Tier Return”). Subsequent allocations of distributable cash and profits include a priority allocation of approximately 20% to 40% to the Companies’ member, depending on the amount of cash distributions achieved over the life of the Unconsolidated Joint Ventures. Upon liquidation of the Companies’ interests in the Unconsolidated Joint Ventures, the Companies’ member is required to restore any deficit balance in its capital account as provided for in the respective joint venture agreements. Therefore, the Companies’ maximum exposure to loss as a result of our involvement in each VIE is the amount of the Companies’ equity in the joint ventures ($5.3 million and $4.4 million on a combined basis for the Unconsolidated Joint Ventures at June 30, 2013 and December 31, 2012, respectively) plus the potential to fund any deficit capital balance upon liquidation; management does not consider it likely that the Companies would have deficit capital balance at liquidation. Performance of the Companies under the joint venture agreements is guaranteed by the Companies, including LGI Homes, Ltd., LGI Homes – Sunrise Meadow, Ltd., LGI Homes – Canyon Crossing, Ltd., and LGI Homes – Deer Creek, LLC, and is secured by a first lien and security interest in the Companies’ interest and the right to receive any distributions from the respective Unconsolidated Joint Venture.

Based on the Unconsolidated Joint Ventures’ cash distributions through December 31, 2012, none of the Unconsolidated Joint Ventures had achieved the First-Tier Return. As of June 30, 2013 (unaudited), three of the four joint ventures have yet to achieve the First-Tier Return; the fourth joint venture was paying a 30% priority allocation to the Companies’ member. There is no certainty that the Companies will receive greater than 15% of the Unconsolidated Joint Ventures’ distributions, because the internal rates of return necessary to receive a higher proportion of distributions are calculated over the life of the venture. Accordingly, both the timing and amount of future contributions and distributions will affect the Companies’ share of distributions. Because the Companies required capital contributions are 15% of the total capital contributions to each entity and there can be no assurances that the Companies will receive in excess of 15% of the cash flows distributed by the entities, the Companies record their investments in the unconsolidated joint ventures at 15% of each entity’s capital balance. Any incremental amounts due to the Companies as a result of reaching the higher distribution tiers are recognized when received.

The Companies were required to provide the Unconsolidated Joint Ventures the exclusive right of first refusal to acquire, develop and build any new project considered by the Companies up to and until the GTIS members reached the total invested capital commitment in aggregate for the Unconsolidated Joint Ventures or the right expired. The right of first refusal for LGI-GTIS Holdings, LLC, LGI-GTIS Holdings II, LLC and LGI-GTIS Holdings III, LLC expired on March 10, 2010. The capital commitment for LGI-GTIS Holdings IV, LLC was reached prior to December 31, 2012.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Summarized condensed combined financial information of Unconsolidated Joint Ventures that are accounted for by the equity method is as follows:

	June 30, 2013	December 31,
Balance Sheets		2012	2011
	(unaudited)
Assets:
Real estate inventory	$33,744,418	$26,835,602	$14,702,845
Other assets	6,824,674	6,257,871	3,584,862

Total assets	$40,569,092	$33,093,473	$18,287,707

Liabilities and members’ equity:
Liabilities	$5,063,269	$3,451,448	$3,257,437
Members’ equity:
LGI Homes Group (Predecessor)	5,325,873	4,446,302	2,254,541
GTIS members	30,179,950	25,195,723	12,775,729

Total members’ equity	35,505,823	29,642,025	15,030,270

Total liabilities and members’ equity	$40,569,092	$33,093,473	$18,287,707

	For the Six Months Ended June 30,		For the Year Ended December 31,
Statements of Operations	2013	2012	2012	2011
	(unaudited)	(unaudited)
Home sales	$37,971,375	$28,386,494	$69,558,302	$32,995,219
Costs of Sales	$27,341,944	$20,222,368	$49,750,920	$22,761,370
Net earnings of unconsolidated entities	$4,827,298	$3,905,496	$10,176,430	$4,765,051
Companies’ share in net earnings of unconsolidated entities	$943,687	$585,825	$1,526,464	$714,758

See Note 10 for discussion of management and warranty fees paid by the joint ventures to the Companies and other direct costs reimbursed to the Companies.

Consolidated Joint Ventures

The accompanying Combined Balance Sheets reflect two consolidated joint ventures, engaged in homebuilding and land development activities, which have been determined to be VIEs and the Companies have been deemed to be the primary beneficiary under ASC 810. LGI Homes—Sterling Lakes, LLC was formed in October 2010, and operations of this joint venture were closed out by December 31, 2012; LGI Homes Corporate, LLC was the managing member. LGI Fund III Holdings, LLC was formed March 31, 2013, and LGI Homes Group, LLC is the managing member.

Profits are allocated to the members for the consolidated joint ventures based on the predetermined formulas specified in the joint venture agreements for the allocation of distributable cash. The non-managing members and the Companies are allocated 85% and 15% of the profits, respectively, (the “Sharing Percentages”) until such time as the members receive cash distributions equal to their initial capital investment plus, generally, a 15% internal rate of return (“First Tier Return”). Subsequent allocations of distributable cash and profits include a priority allocation of approximately 20% to 40% to the Companies’ member, depending on the amount of cash distributions achieved over the life of the venture.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

7. ACCRUED EXPENSES AND OTHER LIABILITIES

At June 30, 2013, December 31, 2012 and 2011, accrued and other current liabilities consist of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Accrued liabilities	$2,502,314	$1,651,522	$718,855
Warranty reserve	475,000	450,000	275,000
Customer deposits	129,751	75,423	37,747

Total accrued expenses and other liabilities	$3,107,065	$2,176,945	$1,031,602

Warranty Reserve—The Companies typically provide homebuyers with a ten-year limited warranty for major defects in structural elements such as framing components and foundation systems, a two-year limited warranty on major mechanical systems, and a one-year limited warranty on other construction components. The Companies provide similar warranty services for homes sold by the Unconsolidated Joint Ventures (Note 10).

Changes to the Companies’ warranty accrual are as follows:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Warranty reserves, beginning of period	$450,000	$275,000	$200,000
Warranty provision	117,523	409,057	178,200
Warranty expenditures	(92,523)	(234,057)	(103,200)

Warranty reserves, end of period	$475,000	$450,000	$275,000

The following amounts represent warranty amounts related to the Companies and excludes the amounts attributable to the Unconsolidated Joint Ventures as discussed in Note 10.

	June 30 2013	December 31
		2012	2011
	(Unaudited)
Warranty reserves, beginning of period	$283,100	$197,200	$186,500
Warranty provision	74,684	197,776	54,821
Warranty expenditures	(56,784)	(111,876)	(44,121)

Warranty reserves, end of period	$301,000	$283,100	$197,200

Customer Deposits—Customer deposits are received upon signing a purchase contract and are typically $500. Deposits are typically refundable if the customer is unable to obtain financing. Forfeited buyer deposits related to home sales are recognized in other (income) expense in the period in which it is determined that the buyer will not complete the purchase of the property and the deposit is nonrefundable to the buyer.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

8. NOTES PAYABLE

The Companies’ construction and development activities financed through credit facilities generally provide for secured notes for the construction of individual homes and/or completed lots, with maturities ranging from 9—12 months from the borrowing date. Principal payments on these notes are not due until maturity, and interest is payable monthly.

Effective June 24, 2013, the LGI Homes Group, LLC credit facility with Texas Capital Bank, N.A. was amended to increase the available credit line to $35.0 million given certain criteria; these criteria were met during July 2013 and the available credit facility was increased to $35.0 million.

	June 30, 2013	December 31,
		2012	2011
	(unaudited)

LGI Homes Group, LLC—Notes payable to Texas Capital Bank, N.A. under an amended credit facility ($35 million line at June 30, 2013, and $20 million line at December 31, 2012) expiring June 30, 2015; interest at LIBOR plus 3.0%, 3.9%, and 3.9% at June 30, 2013, and December 31, 2012 and 2011, respectively, with a 4.0%, 4.5%, and 4.5% floor at June 30, 2013, and December 31, 2012 and 2011, respectively; collateralized by borrower’s land, development and home construction costs (carrying value of $21.9 million at December 31, 2012); guaranteed by a family Principal, the managing member, and non- managing members as joint and several guarantors

	$20,868,766	$12,270,636	$—
LGI Homes—Sunrise Meadow, Ltd. and LGI Holdings, LLC—Notes payable to Texas Capital Bank, N.A. under an amended credit facility ($2 million at June 30, 2013 and $5 million line at December 31, 2012) expiring December 31, 2013; interest at LIBOR plus 3.0%, 3.9%, and 3.9% at June 30, 2013, and December 31, 2012 and 2011, respectively, with a floor of 4.0%, 4.5% and 5.5% at June 30, 2013, and December 31, 2012 and 2011, respectively; collateralized by borrowers’ land, development and home construction costs (carrying value of $4.6 million at December 31, 2012); guaranteed by a family Principal	888,917	835,363	1,434,472
LGI Homes—Texas, LLC and LGI Homes—Sterling Lakes LLC—Notes payable to Regions Bank, under $3 million amended revolving credit facility expiring March 29, 2014; interest at LIBOR plus 4.0%, with a 5% floor; collateralized by borrowers’ land, development and home construction costs (carrying value of $2.1 million at December 31, 2012); guaranteed by LGI Homes Corporate, LLC	729,905	1,225,121	1,277,855
LGI Homes—Sunrise Meadow, Ltd.—Notes payable to RBC Bank under $4 million amended credit facility expiring April 30, 2012; interest at LIBOR plus 3.9% with a 6.0% floor; collateralized by borrower’s land, development and home construction costs; guaranteed by a family Principal	—	—	2,631,375

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
LGI Homes—Sunrise Meadow, Ltd.—notes payable to a mezzanine lender under a $5 million amended credit facility, dated July 13, 2005, due April 4, 2012; interest at prime (3.25% at December 31, 2011) plus 8.75%; subject to a participation fee; collateralized by a second lien on borrower’s land and land improvements; guaranteed by LGI Holdings, LLC and a family Principal	—	—	387,477
LGI Homes Corporate, LLC—Notes payable to banks; interest rates ranging from 0% to 4.3%; principal and interest is payable in monthly installments; maturity dates ranging from July 2014 through December 2016; collateralized by vehicles	399,210	425,120	346,221
LGI Homes—Sunrise Meadow, Ltd. participation fee obligation, secured by second lien on LGI Homes— Sunrise Meadow, Ltd. land, development, and home construction assets; guaranteed by a family Principal	178,510	212,522	261,729
LGI Homes—Deer Creek, LLC. participation fee obligation, secured by second lien on LGI Homes—Deer Creek, LLC land, development, and home construction assets; guaranteed by a family Principal	—	—	75,387

Total notes payable	$23,065,308	$14,968,762	$6,414,516

At December 31, 2012, annual maturities of debt, excluding the participation fee obligations, are as follows:

2013	14,435,185
2014	105,946
2015	102,372
2016	85,106
2017	27,631

14,756,240

At June 30, 2013 (unaudited), annual maturities of debt, excluding the participation fee obligations, are as follows:

Remainder of 2013	$57,411
2014	22,600,349
2015	109,810
2016	91,597
2017	27,631

Total	$22,886,798

During 2013, the LGI Homes Group, LLC and the LGI Homes- Sunrise Meadow, Ltd. credit facilities with Texas Capital Bank, N.A. were amended to establish a borrowing base to determine available loan proceeds. The individual facility’s borrowing base is determined based

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

on the loan value of the pool of collateral in which the lenders have a security interest. Vacant lots and homes generally may remain in the borrowing base for up to one year. As of June 30, 2013, the borrowing base amounts under these agreements totaled $23.5 million (unaudited), of which $1.7 million (unaudited) was available.

As of June 30, 2013, and December 31, 2012 and 2011, LIBOR was 0.27% (unaudited), 0.31%, and 0.56%, respectively. Based on the terms of the variable rate notes payable, the interest amounts paid during the six months ended June 30, 2013 (unaudited), and the years ended December 31, 2012 and 2011, were based on the interest rate floor terms.

The Companies’ credit agreements generally require the borrower and guarantor to maintain certain net worth, liquidity and leverage ratios and, in some cases, include cross-default provisions and restrictive covenants related to transfer of control of the borrower. Borrowings under the certain credit facilities are subject to the lender’s final approval of each draw and limitations on the borrowings attributable to certain markets, speculative home building, vacant lots, and acquisition and development funding. The Companies’ current homebuilding operations are primarily funded by borrowings from one primary bank or with equity. The availability of credit to fund ongoing and future operations could be negatively impacted if the underlying financial institution fails or is subject to other adverse conditions in the financial markets. To date, the Companies have experienced no loss or lack of access to cash in their credit facilities with the bank.

Participation Obligations

The development and construction financing provided to the Companies by mezzanine lenders have included participation fee provisions based on a percentage of the home sale prices realized from the funded projects. The participation fees are paid at the time the homes are sold. The participation fees have been recorded to deferred loan costs and are amortized to interest expense, and considered in the Companies determination of capitalized interest discussed further below, over the term of the respective loan.

As of June 30, 2013 and December 31, 2012 and 2011, LGI Homes—Sunrise Meadow, Ltd. had a participation fee obligation for the remaining 222 (unaudited), 264 (unaudited), and 326 (unaudited) unsold lots, respectively, of the 974 (unaudited) total community lots. The loan matured during April 2012. The unamortized deferred loan costs relating to this participation fee were $26,521 at December 31, 2011, and were fully amortized during 2012.

As of December 31, 2011, LGI Homes—Deer Creek, LLC had a participation fee obligation for the remaining 39 unsold lots of the 206 total community lots. The loan matured during November 2011.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Capitalized Interest

Interest and related financing costs incurred under the Companies’ debt obligations are capitalized to qualifying real estate projects under development. Interest charges and other financing costs related to real estate projects not under development are expensed in the period incurred. Interest activity for notes payable for the periods presented is as follows:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
Interest incurred	$538,222	$266,272	$823,925	$1,254,294
Less: Amounts capitalized	(532,554)	(241,589)	(822,691)	(1,226,142)

Interest expense	5,668	24,683	1,234	28,152

Cash paid for interest	487,744	$365,866	790,058	1,274,708

9. Owners’ Equity

The following table reflects the activity and balances in the owners’ equity of LGI Homes Group Combined:

	LGI Homes Group, LLC Members’ Capital	LGI Homes Corporate, LLC Members’ Capital	LGI Homes- Deer Creek, LLC Members’ Capital	Other Partnerships’ Capital	Total Owners’ Equity
BALANCE—JANUARY 1, 2011	$—	$2,296,924	$42,716	$8,710,673	$11,050,313
Net Income	152,626	878,184	764,751	1,554,858	3,350,419
Contributions	3,960,000	—	400,000	—	4,360,000
Distributions	—	—	(250,000)	(5,520,000)	(5,770,000)

BALANCE—DECEMBER 31, 2011	$4,112,626	$3,175,108	$957,467	$4,745,531	$12,990,732
Net Income	6,445,381	2,258,226	802,166	199,356	9,705,129
Contributions	6,650,000	—	—	—	6,650,000
Distributions	(53,287)	(2,001,964)	(1,759,633)	(320,000)	(4,134,884)

BALANCE—DECEMBER 31, 2012	$17,154,720	$3,431,370	$—	$4,624,887	$25,210,977
Net Income (unaudited)	6,860,382	89,862	—	658,388	7,608,632
Contributions (unaudited)	—	2,500,000	—	35,000	2,535,000
Distributions (unaudited)	(2,239,839)	(1,000,000)	—	—	(3,239,839)

BALANCE—JUNE 30, 2013 (unaudited)	$21,775,263	$5,021,232	$—	$5,318,275	$32,114,770

LGI Homes Group, LLC is a Texas limited liability company formed in March 2011. EDSS Holdings, LP, a limited partnership wholly-owned by the Principals, owns 50.125% of LGI Homes Group, LLC, and LGI Investment Fund II, LP, owns the remaining 49.875%. LGI Investment Fund II, LP was formed as a Texas limited partnership in June 2011. LGI Fund II GP, LLC is the 1% general partner. LGI Fund II GP, LLC is wholly-owned by Eric Lipar. The limited partners are various investors.

In 2013, LGI Homes Group, LLC formed LGI Fund III Holdings, LLC (a joint venture consolidated in the accompanying financial statements) with LGI Investment Fund III, LP (see

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Notes 6 and 14). LGI Homes Group, LLC is the managing member. The LGI Investment Fund III, LP was formed as a Texas limited partnership in February 2013. LGI Fund II GP, LLC is the 1% general partner. LGI Fund III GP, LLC is wholly-owned by Eric Lipar. The limited partners are various investors. In connection with the formation of LGI Investment III, LP, a commitment was made to the limited partnership to exchange its 85% ownership in LGI Fund III Holdings, LLC for approximately 1.5 times the investment amount in the event of an IPO.

LGI Homes Corporate, LLC is a Texas limited liability company formed in March 2010 and is wholly-owned and managed by the family Principals.

LGI Homes—Deer Creek, LLC is a Texas limited liability company formed in June 2009. The entity is wholly-owned and managed by the family Principals.

The Other Partnerships included in the accompanying combined financial statements and aggregated in the above table are:

•

LGI Homes, Ltd., formerly JTM Housing, Ltd., was formed as a Texas limited partnership in December 2002 and renamed as LGI Homes, Ltd. in October 2004. LGI GP, LLC, a wholly-owned Texas limited liability company formed in 2002 as a wholly-owned subsidiary of LGI Holdings, LLC, is the 1% general partner of LGI Homes, Ltd. The limited partner is 99% owned by the family Principals.

•	LGI Homes—Sunrise Meadow, Ltd. is a Texas limited partnership formed in February 2005. LGI GP, LLC, is the 1% general partner. The entity is wholly-owned and managed by the family Principals.

•	LGI Homes—Canyon Crossing, Ltd. is a Texas limited partnership formed in May 2005. LGI GP, LLC, is the 1% general partner. The entity is wholly-owned and managed by the family Principals.

10. RELATED PARTY TRANSACTIONS

From time to time, the Companies may engage in transactions with entities that are affiliated with the Companies. We believe transactions with related parties are in the normal course of operations. Receivables due from and payables due to related parties included in the accompanying combined balance sheets consist of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Receivables:
Unconsolidated Joint Ventures	$851,945	$985,719	$261,826
Other affiliates and owners	33,350	41,206	32,038

Total	$885,295	$1,026,925	$293,864

Payables:
Unconsolidated Joint Ventures	$42,093	$108,577	$—
Other affiliates and owners	—	—	10,244

Total	$42,093	$108,577	$10,244

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Management and Warranty Fees

The Companies have a Management Services Agreement with each of the Unconsolidated Joint Ventures. The Companies provide administration, supervision, marketing, and various other services for the joint ventures. The Companies charge the joint ventures a management fee of approximately 3% of home sale revenues. The Companies also charge the joint ventures a management fee of 3% of construction costs for the development of land, as applicable. The management and construction fees are in addition to direct costs charged to the entities. Management fees earned under the agreements were $1,234,972 (unaudited) and $937,203 (unaudited) for the six months ended June 30, 2013 and 2012, respectively. Management fees earned for the years ended December 31, 2012 and 2011, were $2,269,513 and $1,123,438, respectively.

The Companies collect a warranty fee of $250 from the Unconsolidated Joint Ventures upon the closing of the sale of each home. The Companies provide a Home Builder’s Limited Warranty to the buyer of each home. The Companies are responsible for the performance and discharge of any warranty claims asserted against the joint ventures or the GTIS member. Warranty fees earned under the Management Services Agreement were $66,750 (unaudited) and $54,500 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Warranty fees earned for the years ended December 31, 2012 and 2011 were $131,500 and $62,750, respectively.

Profit Sharing Plan

The Companies’ employees are eligible to participate in the 401(k) Savings Plan established by LGI Holdings, LLC, a sister company in an unrelated business. Employees are eligible to participate after completing ninety days of service and having attained the age of 21. Salary deferrals are allowed in amounts up to 100% of an eligible employee’s salary, not to exceed the maximum allowed by law. A discretionary match may be made by the Companies of up to 100% of the first 3% of an eligible employee’s deferral, not to exceed $3,000. For the six months ended June 30, 2013 and 2012, the Companies matching contributions were $66,846 (unaudited) and $42,859 (unaudited), respectively. For the years ended December 31, 2012 and 2011, the Companies matching contributions were $67,385 and $65,073, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of doing business, the Companies become subject to claims or proceedings from time to time relating to the purchase, development, and sale of real estate. Management of the Companies believes that these claims include usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Companies’ combined financial position, results of operations or cash flows.

The Companies have provided unsecured environmental indemnities to certain lenders and joint venture members. In each case, the Companies have performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Companies to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

limitation on these indemnities; however, if an environmental matter arises, the Companies may have recourse against other previous owners. Management of the Companies is not aware of any environmental claims or occurrences and has recorded no reserves for environmental matters.

Land Deposits

The Companies have land purchase option contracts, generally through cash deposits, for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and our obligations with respect to the option contracts are generally limited to the forfeiture of the related nonrefundable cash deposits. The following is a summary of our land purchase deposits and option contracts included in pre-acquisition costs and deposits:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Land deposits and option payments	$2,974,750	$963,500	$521,000
Commitments under the land purchase option and deposit agreements if the purchases are consummated (unaudited)	$84,014,982	$33,057,761	$16,758,026
Lots under land options and land purchase contracts (unaudited)	7,064	2,242	1,853

Leasing Arrangements

The Companies lease office facilities and certain equipment under non-cancellable operating lease agreements. Rent escalation provisions are accounted for using the straight-line method. Rent expense includes common area maintenance costs and $99,199 (unaudited) and $87,157 (unaudited) for the six months ended June 30, 2013 and 2012, respectively. Rent expense totaled $240,804 and $230,618 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under non-cancellable operating lease agreements are as follows at December 31, 2012:

2013	$190,930
2014	279,010
2015	288,009
2016	309,138
2017	333,735
Thereafter	196,656

Total	$1,597,477

Letters of Credit and Bonding

The Companies have outstanding performance and surety bonds of $333,183 (unaudited), $183,103 and $366,205 at June 30, 2013 and December 31, 2012 and 2011, respectively, related to the Companies’ obligations for site improvements at various projects. The surety bonds are

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

guaranteed by one of the Family Principals. Management of the Companies does not believe that draws upon these bonds, if any, will have a material effect on the Companies’ combined financial position, results of operations, or cash flows.

The Companies had no letters of credit outstanding at June 30, 2013 (unaudited) and December 31, 2012, and $200,000 in letters of credit outstanding at December 31, 2011, related to the corporate office lease.

12. SEGMENT INFORMATION

The Companies operate one principal homebuilding business which is organized by region. Initial operations were conducted in the Central region (Texas), expanding into the Western region (Arizona) during 2011 and the Eastern region (Georgia and Florida) during 2012.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker (CODM) in deciding how to allocate resources and in assessing performance.

The Companies have determined that it has three operating segments. The operating segments are principally our regions. The Central region is the largest region with approximately 80% of total operations for the six month period ended June 30, 2013 (unaudited), and year ended December 31, 2012.

The operating segments qualify for aggregation as one reporting segment. In determining the reportable segment, the Companies concluded that all operating segments have similar economic and other characteristics, including similar home floor plans, average selling prices, gross margin, production construction processes, suppliers, subcontractors, regulatory environments, customer type, and underlying demand and supply.

The CODM primarily evaluates performance based on the number of homes sold, gross margin and net income. Each operating segment follows the same accounting policies described in Note 2 and is managed by the Companies’ management team. The Companies have no inter-segment sales, as all sales are to external customers.

13. UNAUDITED PRO FORMA NET INCOME PER SHARE

Unaudited pro forma basic and diluted net income per share for the six month period ended June 30, 2013 and the year ended December 31, 2012, gives effect to the conversion of the Companies’ owners’ equity, as part of the planned reorganization and initial public offering (Notes 1 and 14), into common stock as if the conversion had occurred as of the beginning of the period. The number of shares to be converted is based on an assumed initial public offering price of $         per share. The pro forma net income taxes and pro forma net income reflect federal (and state) income taxes (assuming a     % combined effective rate) as if the Companies had been taxed as a corporation in accordance with Subchapter C of the Internal Revenue Code (as a “C-Corporation”) for the periods presented.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Net income, as reported	$12,290	$20,045
Pro forma income tax adjustment	4,005	6,413
Pro forma net income	8,285	13,632
Pro forma weighted-average shares to reflect conversion of owners’ equity
Pro forma weighted-average shares used to compute pro forma basic and diluted net income per share

14. FORMATION TRANSACTION AND INITIAL PUBLIC OFFERING (UNAUDITED)

The Companies will complete certain transactions concurrently with the IPO. The Companies’ owners will contribute their equity interests in the various entities combined in the accompanying financial statements to LGI Homes, Inc. in exchange for common stock of LGI Homes, Inc. LGI Homes, Inc. will account for the formation transaction as an exchange of shares between entities under common control at historical cost in a manner similar to a pooling of interests. After the formation transaction, the ownership percentage of each LGI Homes, Inc. common stockholder will be equivalent to its ownership percentage in the Companies based on the relative fair values of the respective entities.

Concurrently with the IPO, the Companies will exchange the non-controlling interests in LGI Fund III Holdings, LLC, a consolidated variable interest entity of the Companies for $23.8 million in new shares of common stock of LGI Homes, Inc. As the Companies control LGI Fund III Holdings, LLC before and after the IPO, LGI Homes, Inc. will account for this transaction as an equity transaction.

As a result of the formation transaction, the Companies will become wholly-owned subsidiaries of LGI Homes, Inc. The Companies’ owner’s equity has not been retroactively restated for the proposed reorganization.

Deferred income tax liability and deferred tax expense will be recognized as a result of the reorganization of the Companies from limited liability companies and partnerships to a C corporation structure.

During May 2013, GTIS Partners LP, an affiliated company of the joint venture partners in the Unconsolidated Joint Ventures (see Note 6), and LGI Homes Group, LLC agreed on the principal terms for the exchange of all of GTIS’s equity interests in the Unconsolidated Joint Ventures (the GTIS Transaction) for cash and LGI Homes, Inc. common stock to be consummated concurrently with the closing of the IPO. The aggregate consideration for the GTIS Transaction is $41.4 million, consisting of a cash payment of $36.9 million and shares of LGI Homes, Inc. common stock valued at $4.5 million at the time of the offering. The agreement expires on February 28, 2014, and may be terminated by seller or buyer by mutual consent of the parties at any time prior to the IPO. As this transaction will result in a change of control for the Unconsolidated Joint Ventures, the assets and liabilities will be recorded at fair value.

The net proceeds from the proposed IPO are planned to be used primarily to fund the cash portion of the GTIS Transaction purchase price and provide funds for working capital and for general corporate purposes, including the acquisition of land, development of lots and construction of homes.

LGI HOMES GROUP (PREDECESSOR)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

15. SUBSEQUENT EVENT

Management has evaluated subsequent events through August 27, 2013, the date the combined financial statements were available to be issued. We are not aware of any significant events others than those included herein that occurred subsequent to the balance sheet date, but prior to the completion of this report that would have a material impact on the combined financial statements.

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-46

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2013 (unaudited), and December 31, 2012 and 2011	F-47

Consolidated Statements of Operations for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), for the years ended December 31, 2012 and 2011	F-48

Consolidated Statements of Members’ Equity from January 1, 2011 through June 30, 2013 (unaudited)	F-49

Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-50

Notes to Consolidated Financial Statements for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

LGI-GTIS Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of LGI-GTIS Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, members’ equity, and cash flows for each year in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LGI-GTIS Holdings, LLC and Subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each year in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Armanino LLP
San Ramon, California

August 27, 2013

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31
		2012	2011
	(unaudited)
Assets
Cash and cash equivalents	$1,470,770	$1,423,436	$732,750
Accounts receivable	449,365	530,983	979,372
Accounts receivable, related parties	100,964	—	—
Real estate inventory	6,081,349	6,082,744	8,298,646
Equipment, net	10,611	14,478	31,076
Prepaid expenses	—	—	34,047

Total assets	$8,113,059	$8,051,641	$10,075,891

Liabilities and members’ equity
Accounts payable	$579,790	833,894	996,993
Accounts payable, related parties	163,265	318,489	120,680
Accrued expenses and other liabilities	236,109	236,270	327,452
Note payable	—	—	910,556

Total liabilities	979,164	1,388,653	2,355,681
Members’ equity	7,133,895	6,662,988	7,720,210

Total liabilities and members’ equity	$8,113,059	$8,051,641	$10,075,891

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30		For the Year Ended December 31
	2013	2012	2012	2011
	(unaudited)
Home Sales	$11,253,477	$11,134,341	$24,593,709	$22,712,377
Expenses:
Cost of sales	8,078,143	7,808,282	17,549,138	15,594,410
Selling expenses	759,469	881,515	1,900,727	2,065,403
General and administrative	537,342	624,676	1,176,479	1,066,430

Operating Income	1,878,523	1,819,868	3,967,365	3,986,134
Other Income, net	10,733	5,680	42,964	5,312

Net Income Before Income Taxes	1,889,256	1,825,548	4,010,329	3,991,446
Income Tax Provision	43,349	32,192	67,551	69,224

Net Income	$1,845,907	$1,793,356	$3,942,778	$3,922,222

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Members’ Equity—January 1, 2011	$4,826,144
Net income	3,922,222
Contributions from members	2,221,844
Distributions to members	(3,250,000)

Members’ Equity—December 31, 2011	7,720,210
Net income	3,942,778
Distributions to members	(5,000,000)

Members’ Equity—December 31, 2012	6,662,988
Net income (unaudited)	1,845,907
Distributions to members (unaudited)	(1,375,000)

Members’ Equity—June 30, 2013 (unaudited)	$7,133,895

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Operating activities:
Net income	$1,845,907	$1,793,356	$3,942,778	$3,922,222
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,481	9,493	14,729	13,421
Changes in assets and liabilities:
Accounts receivable	81,618	979,372	448,389	(711,001)
(Receivables from) payables to related parties, net	(256,188)	258,287	197,809	120,680
Real estate inventory	1,395	1,974,489	2,215,902	(3,189,944)
Prepaid expenses	—	(387,406)	34,047	(28,804)
Accounts payable	(254,104)	(628,874)	(163,099)	471,509
Accrued expenses and other liabilities	(161)	29,610	(91,182)	85,798

Net cash provided by operating activities	1,423,948	4,028,327	6,599,373	683,881

Investing activities:
Proceeds from disposal of assets at net book value	—	10,793	10,793	—
Purchases of equipment	(1,614)	(840)	(8,924)	(17,601)

Net cash provided by (used in) investing activities	(1,614)	9,953	1,869	(17,601)

Financing activities:
Proceeds from note payable	—	—	—	2,011,698
Payments on note payable	—	(910,556)	(910,556)	(1,101,142)
Contributions	—	—	—	2,221,844
Distributions	(1,375,000)	(3,500,000)	(5,000,000)	(3,250,000)

Net cash used in financing activities	(1,375,000)	(4,410,556)	(5,910,556)	(117,600)
Net increase (decrease) in cash and cash equivalents	47,334	(372,276)	690,686	548,680
Cash and cash equivalents, beginning of period	1,423,436	732,750	732,750	184,070

Cash and cash equivalents, end of Period	$1,470,770	$360,474	$1,423,436	$732,750

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Organization and Description of Business

LGI-GTIS Holdings, LLC (the Company) is a joint venture that was formed on March 4, 2010, between LGI Homes Corporate, LLC (LGI Member) and GTIS LGI I LP (GTIS Member). The Company is engaged in the design and construction of entry level homes in high growth markets in Texas.

A Registration Statement on Form S-1 is expected to be filed with the Securities and Exchange Commission with respect to an initial public offering (the IPO) for LGI Homes, Inc., an affiliate of the LGI Member. In connection with the consummation of the IPO, the GTIS Member interest will be acquired by LGI Homes, Inc. and the Company will become a wholly-owned subsidiary of LGI Homes, Inc. See Note 9 for further discussion.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: LGI Homes - Chisholm Springs, LLC and LGI Homes - Luckey Ranch, LLC.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as contained within the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes as of June 30, 2013 (unaudited), and December 31, 2012 and 2011, and revenues and expenses for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and years ended December 31, 2012 and 2011. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents and Concentrations of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of less than three months. The Company’s cash in demand deposit accounts may exceed federally insurable limits. The Company’s management monitors the cash balances in their operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or diminished access to cash in their operating accounts.

Accounts Receivable

Accounts receivable consists primarily of proceeds due from title companies for sales closed prior to period end and are generally collected within a few days from closing.

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Real Estate Inventory

Inventory consists of land and land development, sales office inventory, homes in progress and completed homes. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

Land, development and other project costs, including interest and property taxes incurred during development and home construction, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally capitalized interest and property taxes) are allocated to the cost of individual homes using the specific identification method.

Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining lots and homes in the community on a pro-rata basis.

The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. A constructed home is used as the community sales offices during the life of the community and then sold. Actual individual community lives will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or finished lots.

In accordance with the provisions of ASC 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Company estimates the fair value of its communities using a discounted cash flow model. As of June 30, 2013 (unaudited), and December 31, 2012 and 2011, the real estate inventory is stated at cost; there were no inventory impairment charges recorded in the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), or in the years ended December 31, 2012 and 2011.

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation expense is recorded in general and administrative expenses in the accompanying Consolidated Statements of Operations. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in other

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(income) expense. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Maintenance and repair costs are expensed as incurred.

Impairments of long-lived assets are determined periodically when indicators of impairment are present. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future undiscounted operating cash flows to be generated from these assets throughout their remaining estimated useful lives. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value. There were no impairments of equipment recorded in the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011.

Insurance Costs and Reserves

The Company has deductible limits under workers’ compensation, automobile and general liability insurance policies, and records expenses and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are $2 million per occurrence and in the aggregate annually and apply in excess of automobile liability, employer’s liability under workers compensation and general liability policies. The Company generally requires subcontractors and design professionals to indemnify the Company for liabilities arising from their work, subject to certain limitations.

Warranty Reserves

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home is sold. The Company’s warranty liability is based upon historical warranty cost experience in each market in which it operates, and is adjusted as appropriate to reflect qualitative risks associated with the types of homes built and the geographic areas in which they are built.

Warranty reserves are reviewed quarterly to assess the reasonableness and adequacy and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available.

Members’ Equity

The Company is a Delaware limited liability company. In accordance with the limited liability company agreement, the Company shall be dissolved no later than December 31, 2060.

The LGI Member, as the managing member, has the responsibility and authority to operate the Company on a day-to-day basis subject to the operating budget and business plan, which is approved by both members. All major decisions require both members’ consent. Major decisions include, but are not limited to: the acquisition or disposition of a project; capital contributions; and changes, updates or amendments to the operating budget or business plan.

Profits are allocated to the members based on the predetermined formulas specified in the limited liability company agreement for the allocation of distributable cash. The GTIS member and the LGI Member are allocated 85% and 15% of the profits, respectively, (the Sharing

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Percentages) until such time as the members receive cash distributions equal to their initial capital investment plus a 15% internal rate of return (“First Tier Return”). Subsequent allocations of distributable cash and profits include a priority allocation of approximately 20% to 40% to the LGI Member, depending on the amount of cash distributions achieved over the life of the Company. Upon liquidation of the LGI Member’s interest in the Company, the managing member is required to restore any deficit balance in its capital account as provided for in the limited liability company agreement. The performance of the LGI Member and its affiliates under the limited liability company agreement and the Master Service Agreement is guaranteed jointly and severally by LGI Homes Corporate, LLC, LGI Homes, Ltd., LGI Homes —Sunrise Meadow, Ltd., LGI Homes—Canyon Crossing, Ltd., and LGI Homes Deer Park, LLC, and is secured by a first lien and security interest in the LGI Member’s interest and the right to receive any distributions from the Company.

Based on the Company’s cumulative cash distributions through December 31, 2012, the Company had not achieved the First-Tier Return. During the six month period ended June 30, 2013 (unaudited), the Company achieved the First-Tier and Second-Tier Returns and began paying a 30% priority allocation to the LGI Member.

Home Sales

In accordance with ASC 360-20, Real Estate Sales, revenues from home sales are recorded at the time each home is closed, title and possession are transferred to the buyer and there is no significant continuing involvement of the Company. Home sales proceeds are generally received from the title company within a few days from closing. Home sales are reported net of sales discounts and incentives granted to home buyers which are primarily seller-paid closing costs.

Cost of Sales

As discussed under Real Estate Inventory, above, cost of sales for homes closed include the construction costs of each home and allocable land acquisition and land development costs, capitalized interest, and other related common costs (both incurred and estimated to be incurred).

Selling and Commission Costs

Sales commissions are paid and expensed based on homes sold. Other residual selling costs are expensed in the period incurred.

Advertising Costs

Advertising and direct mail costs are expensed as incurred. Advertising and direct mail costs were $122,845 (unaudited) and $238,856 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Advertising and direct mail costs were $374,527 and $649,792 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The Company is a limited liability company which is treated as a partnership for income tax purposes and federal income taxes on taxable income or losses realized by the Company are

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the obligation of the individual members. However, the Company is subject to certain state taxes and fees, including the Texas margin tax, where applicable. There are no significant deferred income taxes related to state income taxes. Management of the Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. State income taxes paid were $53,728 (unaudited) and $69,349 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively, In addition, state income taxes of $81,775 and $14,322 were paid for the years ended December 31, 2012 and 2011, respectively.

Fair Value Measurement of Financial Instruments

ASC 820, Fair Value Measurements, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that may differ from the transaction price or market price of the asset or liability.

Under generally accepted accounting principles, the fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value. Fair value measurements should maximize the use of observable inputs and minimize the use of unobservable inputs, where possible. Observable inputs are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs may be needed to measure fair value in situations where there is little or no market activity for the asset or liability at the measurement date and are developed based on the best information available in the circumstances, which could include the reporting entity’s own judgments about the assumptions market participants would utilize in pricing the asset or liability.

We utilize fair value measurements to account for certain items and account balances within our consolidated financial statements. Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets. The fair value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, notes payable, and other liabilities approximate their carrying amounts due to the short term nature of these instruments.

Recently Issued Accounting Pronouncements

In May 2011, FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC 820, Fair Value Measurements, providing a consistent definition and measurement of fair value. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 was effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our consolidated financial statements.

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Interim Information

The consolidated financial statements as of June 30, 2013, and for the six months ended June 30, 2013 and 2012, are unaudited. In the opinion of management, such consolidated financial statements reflect all adjustments necessary for a fair presentation of the respective interim periods. All such adjustments are of a normal recurring nature.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified as certain amounts were recorded incorrectly. Management does not believe such reclassification adjustments were material to the consolidated financial statements. The reclassifications include, but are not limited to, the reclassification to cost of sales of rebates previously classified as other income and the reclassification of certain indirect costs to cost of sales previously classified as general and administrative. These reclassifications had no impact on the Company’s net income.

3. Real Estate Inventory

The Company purchases land and develops residential subdivisions including roads, water and sewer systems. These costs are included in inventory and expensed as cost of sales on a per lot basis as homes are sold.

Real estate inventory consists of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Land and land development	$1,322,508	$3,724,734	$2,257,053
Sales office inventory	203,002	198,009	311,817
Homes in progress	2,748,572	482,333	2,104,156
Completed homes	1,807,267	1,677,668	3,625,620

Real estate inventory	$6,081,349	$6,082,744	$8,298,646

Interest and financing costs incurred under the Company’s debt obligations, as more fully described in Note 6, are capitalized to qualifying real estate projects under development. Any additional interest charges related to real estate projects not under development are expensed in the period incurred.

4. Equipment

Equipment consists of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Equipment	$21,464	$26,524	$51,703
Less: accumulated depreciation	(10,853)	(12,046)	(20,627)

Equipment, net	$10,611	$14,478	$31,076

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Accrued liabilities	$155,591	$184,390	$297,066
Customer deposits	50,518	21,880	386
Warranty reserve	30,000	30,000	30,000

Accrued expenses and other liabilities	$236,109	$236,270	$327,452

Customer Deposits

Customer deposits are received upon signing a purchase contact and are typically $500. Deposits are typically refundable if the customer is unable to obtain financing. Forfeited buyer deposits related to home sales are recognized in other income in the accompanying Consolidated Statements of Operations in the period in which it is determined that the buyer will not complete the purchase of the property and the deposit is nonrefundable to the buyer.

Changes to the warranty accrual are detailed in the table set forth below:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Warranty reserves, beginning of period	$30,000	$30,000	$10,000
Warranty provision	4,800	68,518	68,825
Warranty expenditures	(4,800)	(68,518)	(48,825)

Warranty reserves, end of period	$30,000	$30,000	$30,000

6. Note Payable

The Company had a note payable due to one of its subcontractors in the amount of $910,556 as of December 31, 2011. The note accrued interest at a rate of 6%. Total interest expense was $3,942 and $46,270 for the years ended December 31, 2012 and 2011, respectively. The note was secured by real property. The note was fully paid off prior to June 30, 2012.

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized Interest

Interest and related financing costs incurred under the Company’s debt obligations are capitalized to qualifying real estate projects under development. Interest charges and other financing costs related to real estate projects not under development are expensed in the period incurred. Interest activity for the note payable for the periods presented is as follows:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Interest incurred	$—	$3,942	$3,942	$46,270
Less: Amounts capitalized	—	(3,942)	(3,942)	(46,270)

Interest expense, net of amounts capitalized	$—	$—	$—	$—

Cash paid for interest	$—	$3,942	$3,942	$46,270

7. Related -Party Transactions

From time to time, the Company may engage in transactions with entities that are affiliated with the Company’s members. We believe transactions with related parties are in the normal course of operations. Accounts payable due to related parties represent amounts that are due to LGI Homes Corporate, LLC and its affiliates for payroll, direct costs, management fees and warranty fees that are allocated to the Company.

Management and Warranty Fees

The Company has a Management Service Agreement with LGI Homes Services, LLC (Homes Services). The Company is charged a management fee of approximately 3% of home sale revenue for administration, supervision, marketing and various other services. LGI Homes - Luckey Ranch, LLC is also charged a management fee of approximately 3% of construction costs for the development of land. Management fees expensed under the agreements were $360,759 (unaudited) and $350,460 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Management Fees expensed were $771,075 and $712,069 for the years ended December 31, 2012 and 2011, respectively.

The Company provides a Home Builder’s Limited Warranty to the buyer of each home and pays a warranty fee of $250 to an affiliate of the LGI Member upon the closing of the sale of each home. The LGI Member is responsible for warranty service work after community close-out or work performed more than 24 months after a home is sold. Under the terms of the limited liability company agreement, the LGI Member is responsible for the full, timely and proper performance, satisfaction and discharge of any warranty claims asserted against the Company, the GTIS Member or any affiliate thereof. Warranty fees expensed and paid under the Master Services Agreement were $18,750 (unaudited) and $20,000 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Warranty fees expensed and paid under the Management Services Agreement were $43,750 and $41,750 for the years ended December 31, 2012 and 2011, respectively.

LGI-GTIS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Commitments and Contingencies

Contingencies

In the ordinary course of doing business, the Company becomes subject to claims or proceedings from time to time relating to the purchase, development, and sale of real estate. Management of the Company believes that these claims include usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

9. Subsequent Event

During May 2013, GTIS Partners LP, an affiliated company of the GTIS Member, and LGI Homes Corporate, LLC, agreed on the principal terms for the exchange of the GTIS member interests in LGI-GTIS Holdings, LLC, LGI-GTIS Holdings II, LLC, LGI-GTIS Holdings III, LLC and LGI-GTIS IV, LLC, (the GTIS Transaction) for cash and LGI Homes, Inc. common stock to be consummated concurrently with the closing of the IPO. The aggregate consideration for the GTIS Transaction is $41.4 million, consisting of a cash payment of $36.9 million and shares of LGI Homes, Inc. common stock valued at $4.5 million at the time of the offering. The agreement expires on February 28, 2014, and may be terminated by mutual consent of the parties at any time prior to the IPO.

Management has evaluated subsequent events through August 27, 2013, the date the consolidated financial statements were available to be issued. We are not aware of any significant events others than those included herein that occurred subsequent to the balance sheet date, but prior to the completion of this report that would have a material impact on the consolidated financial statements.

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-61

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011.	F-62

Consolidated Statements of Operations for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-63

Consolidated Statements of Members’ Equity from January 1, 2011 through June 30, 2013 (unaudited)	F-64

Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-65

Notes to Consolidated Financial Statements for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011	F-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

LGI-GTIS Holdings II, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of LGI-GTIS Holdings II, LLC and Subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, members’ equity, and cash flows for each year in the two-year period ended December 31, 2012. These consolidated consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LGI-GTIS Holdings II, LLC and Subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each year in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Armanino LLP

San Ramon, California

August 27, 2013

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Assets
Cash and cash equivalents	$844,856	$1,018,240	$680,502
Accounts receivable	563,534	520,192	378,155
Accounts receivable, related-parties	500	—	—
Real estate inventory	4,972,560	4,080,721	4,731,994
Equipment, net	16,401	21,576	50,112
Prepaid expenses	1,800	1,800	12,280

Total assets	$6,399,651	$5,642,529	$5,853,043

Liabilities and Members’ Equity
Accounts payable	$827,565	$154,017	$328,094
Accounts payable, related parties	102,776	160,059	62,444
Accrued expenses and other liabilities	186,646	140,795	125,655

Total liabilities	1,116,987	454,871	516,193
Members’ equity	5,282,664	5,187,658	5,336,850

Total liabilities and members’ equity	$6,399,651	$5,642,529	$5,853,043

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Home Sales	$9,250,193	$8,470,699	$21,616,240	$10,282,842
Expenses:
Cost of sales	6,519,628	5,957,730	15,198,304	7,199,286
Selling expenses	855,531	854,054	1,903,001	1,456,652
General and administrative	483,050	473,230	983,751	613,270

Operating Income	1,391,984	1,185,685	3,531,184	1,013,634
Other Income (Expense), net	27,256	25,320	5,018	(15,015)

Net Income Before Income Taxes	1,419,240	1,211,005	3,536,202	998,619
Income Tax Provision	24,234	23,106	60,394	29,005

Net Income	$1,395,006	$1,187,899	$3,475,808	$969,614

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Members’ Equity—January 1, 2011	$827,824
Net income	969,614
Contributions from members	4,339,412
Distributions to members	(800,000)

Members’ Equity—December 31, 2011	5,336,850
Net income	3,475,808
Distributions to members	(3,625,000)

Members’ Equity—December 31, 2012	5,187,658
Net income (unaudited)	1,395,006
Distributions to members (unaudited)	(1,300,000)

Members’ Equity—June 30, 2013 (unaudited)	$5,282,664

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Operating activities
Net Income	$1,395,006	$1,187,899	$3,475,808	$969,614
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	7,955	14,904	30,214	22,486
Changes in assets and liabilities:
Accounts receivable	(43,342)	(339,267)	(142,037)	(378,155)
(Receivables from) payables to related parties, net	(57,783)	46,622	97,615	41,114
Real estate inventory	(891,839)	193,890	651,273	(4,145,871)
Prepaid expenses	—	(11,614)	10,480	(12,280)
Accounts payable	673,548	299,324	(174,077)	121,687
Accrued expenses and other liabilities	45,851	63,629	15,140	125,655

Net cash provided by (used in) operating activities	1,129,396	1,455,387	3,964,416	(3,255,750)

Investing activities
Purchases of equipment	(2,780)	(1,676)	(1,678)	(70,216)

Net cash used in investing activities	(2,780)	(1,676)	(1,678)	(70,216)

Financing activities
Contributions	—	—	—	4,339,412
Distributions	(1,300,000)	(1,125,000)	(3,625,000)	(800,000)

Net cash provided by (used in) financing activities	(1,300,000)	(1,125,000)	(3,625,000)	3,539,412

Net increase (decrease) in cash and cash equivalents	(173,384)	328,711	337,738	213,446
Cash and cash equivalents, beginning of period	1,018,240	680,502	680,502	467,056

Cash and cash equivalents, end of period	$844,856	$1,009,213	$1,018,240	$680,502

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Organization and Description of Business

LGI-GTIS Holdings II, LLC (the Company) is a joint venture that was formed on November 16, 2010, between LGI Homes Corporate, LLC (LGI Member) and GTAM Mallard LLC (GTIS Member). LGI Homes Corporate, LLC transferred their equity interests to LGI Homes Group, LLC during March 2011. The Company is engaged in the design and construction of entry level homes in high growth markets in Texas.

A Registration Statement on Form S-1 is expected to be filed with the Securities and Exchange Commission with respect to an initial public offering (the IPO) for LGI Homes, Inc., an affiliate of the LGI Member. In connection with the consummation of the IPO, which is expected to be completed in 2013, the GTIS Member interest will be acquired by LGI Homes, Inc. and the Company will become a wholly-owned subsidiary of LGI Homes, Inc. See Note 8 for further discussion.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: LGI Homes—Mallard Crossing, LLC and LGI Homes—West Meadows, LLC.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as contained within the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes as of June 30, 2013 (unaudited), and December 31, 2012 and 2011, and revenues and expenses for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and years ended December 31, 2012 and 2011. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents and Concentrations of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of less than three months. The Company’s cash in demand deposit accounts may exceed federally insurable limits. The Company’s management monitors the cash balances in their operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or diminished access to cash in their operating accounts.

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable

Accounts receivable consists primarily of proceeds due from title companies for sales closed prior to period end and are generally collected within a few days from closing.

Real Estate Inventory

Inventory consists of land and land development, sales office inventory, homes in progress, and completed homes. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

Land, development and other project costs, including property taxes incurred during development and home construction, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally property taxes) are allocated to the cost of individual homes using the specific identification method.

Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining lots and homes in the community on a pro-rata basis.

The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. A constructed home is used as the community sales offices during the life of the community and then sold. Actual individual community lives will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or finished lots.

In accordance with the provisions of ASC 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Company estimates the fair value of its communities using a discounted cash flow model. As of June 30, 2013 (unaudited), and December 31, 2012 and 2011, the real estate inventory is stated at cost; there were no inventory impairment charges recorded in the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), or in the years ended December 31, 2012 and 2011.

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation expense is recorded in general and administrative expenses in the accompanying Consolidated Statements of Operations. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in other (income) expense. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Maintenance and repair costs are expensed as incurred.

Impairments of long-lived assets are determined periodically when indicators of impairment are present. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future undiscounted operating cash flows to be generated from these assets throughout their remaining estimated useful lives. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value. There were no impairments of equipment recorded in the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the years ended December 31, 2012 and 2011.

Insurance Costs and Reserves

The Company has deductible limits under workers’ compensation, automobile and general liability insurance policies, and records expenses and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are $2 million per occurrence and in the aggregate annually and apply in excess of automobile liability, employer’s liability under workers compensation and general liability policies. The Company generally requires subcontractors and design professionals to indemnify the Company for liabilities arising from their work, subject to certain limitations.

Warranty Reserves

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home is sold. The Company’s warranty liability is based upon historical warranty cost experience in each market in which it operates, and is adjusted as appropriate to reflect qualitative risks associated with the types of homes built and the geographic areas in which they are built.

Warranty reserves are reviewed quarterly to assess the reasonableness and adequacy and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available.

Members’ Equity

The Company is a Delaware limited liability company. In accordance with the limited liability company agreement, the Company shall be dissolved no later than December 31, 2060.

The LGI Member, as the managing member, has the responsibility and authority to operate the Company on a day-to-day basis subject to the operating budget and business plan, which is approved by both members. All major decisions require both members’ consent. Major

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

decisions include, but are not limited to: the acquisition or disposition of a project; capital contributions; and changes, updates or amendments to the operating budget or business plan.

Profits are allocated to the members based on the predetermined formulas specified in the limited liability company agreement for the allocation of distributable cash. The GTIS member and the LGI Member are allocated 85% and 15% of the profits, respectively, (the Sharing Percentages) until such time as the members receive cash distributions equal to their initial capital investment plus a 15% internal rate of return (First Tier Return). Subsequent allocations of distributable cash and profits include a priority allocation of approximately 20% to 40% to the LGI Member, depending on the amount of cash distributions achieved over the life of the Company. Upon liquidation of the LGI Member’s interest in the Company, the managing member is required to restore any deficit balance in its capital account as provided for in the limited liability company agreement. The performance of the LGI Member and its affiliates under the limited liability company agreement and the Master Service Agreement is guaranteed jointly and severally by LGI Homes Corporate, LLC, LGI Homes, Ltd., LGI Homes—Sunrise Meadow, Ltd., LGI Homes—Canyon Crossing, Ltd., and LGI Homes Deer Park, LLC, and is secured by a first lien and security interest in the LGI Member’s interest and the right to receive any distributions from the Company.

As of June 30, 2013 (unaudited), the Company’s cumulative cash distributions had not achieved the First-Tier Return.

Home Sales

In accordance with ASC 360-20, Real Estate Sales, revenues from home sales are recorded at the time each home is closed, title and possession are transferred to the buyer and there is no significant continuing involvement of the Company. Home sales proceeds are generally received from the title company within a few days from closing. Home sales are reported net of sales discounts and incentives granted to home buyers which are primarily seller-paid financing or closing costs.

Cost of Sales

As discussed under Real Estate Inventory, above, cost of sales for homes closed include the construction costs of each home and allocable land acquisition and land development costs and other related common costs (both incurred and estimated to be incurred).

Selling and Commission Costs

Sales commissions are paid and expensed based on homes sold. Other residual selling costs are expensed in the period incurred.

Advertising Costs

Advertising and direct mail costs are expensed as incurred. Advertising and direct mail costs were $202,719 (unaudited) and $285,715 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Advertising and direct mail costs were $500,060 and $463,021 for the years ended December 31, 2012 and 2011, respectively.

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company is a limited liability company which is treated as a partnership for income tax purposes and federal income taxes on taxable income or losses realized by the Company are the obligation of the individual members. However, the Company is subject to certain state taxes and fees, including the Texas margin tax, where applicable. There are no significant deferred income taxes related to state income taxes. Management of the Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. State income taxes paid were $53,556 (unaudited) and $28,450 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. In addition, state income taxes of $28,755 and $0 were paid for the years ended December 31, 2012 and 2011, respectively.

Fair Value Measurement of Financial Instruments

ASC 820, Fair Value Measurements, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that may differ from the transaction price or market price of the asset or liability.

Under generally accepted accounting principles, the fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value. Fair value measurements should maximize the use of observable inputs and minimize the use of unobservable inputs, where possible. Observable inputs are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs may be needed to measure fair value in situations where there is little or no market activity for the asset or liability at the measurement date and are developed based on the best information available in the circumstances, which could include the reporting entity’s own judgments about the assumptions market participants would utilize in pricing the asset or liability.

We utilize fair value measurements to account for certain items and account balances within our consolidated financial statements. Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets. The fair value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximate their carrying amounts due to the short term nature of these instruments.

Recently Issued Accounting Pronouncements

In May 2011, FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC 820, Fair Value Measurements, providing a consistent definition and measurement of fair value. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 was

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our consolidated financial statements.

Unaudited Interim Information

The consolidated financial statements as of June 30, 2013, and for the six months ended June 30, 2013 and 2012, are unaudited. In the opinion of management, such consolidated financial statements reflect all adjustments necessary for a fair presentation of the respective interim periods. All such adjustments are of a normal recurring nature.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified as certain amounts were recorded incorrectly. Management does not believe such reclassification adjustments were material to the consolidated financial statements. The reclassifications include, but are not limited to, the reclassification to cost of sales of rebates previously classified as other income and the reclassification of certain indirect costs to cost of sales previously classified as general and administrative. These reclassifications had no impact on the Company’s net income.

3. Real Estate Inventory

The Company purchases land and develops residential subdivisions including roads, water and sewer systems. These costs are included in inventory and expensed as cost of sales on a per lot basis as homes are sold.

Real estate inventory consists of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Land and land development	$761,222	$1,694,228	$1,801,486
Sales office inventory	398,350	253,827	246,571
Homes in progress	1,700,319	150,678	896,212
Completed homes	2,112,669	1,981,988	1,787,725

Real estate inventory	$4,972,560	$4,080,721	$4,731,994

4. Equipment

Equipment consists of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Furniture and fixtures	$46,524	$74,276	$72,598
Less: accumulated depreciation	(30,123)	(52,700)	(22,486)

Equipment, net	$16,401	$21,576	$50,112

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Accrued liabilities	$138,823	$114,223	$89,616
Customer deposits	47,823	26,572	36,039

Accrued expenses and other liabilities	$186,646	$140,795	$125,655

Customer Deposits

Customer deposits are received upon signing a purchase contact and are typically $500. Deposits are typically refundable if the customer is unable to obtain financing. Forfeited buyer deposits related to home sales are recognized in other income (expense) in the accompanying Consolidated Statements of Operations in the period in which it is determined that the buyer will not complete the purchase of the property and the deposit is nonrefundable to the buyer.

6. Related-Party Transactions

From time to time, the Company may engage in transactions with entities that are affiliated with the Company’s members. We believe transactions with related parties are in the normal course of operations. Accounts payable due to related parties represent amounts that are due to LGI Homes Group, LLC and its affiliates for payroll, direct costs, management fees and warranty fees that are allocated to the Company.

Management and Warranty Fees

The Company has a Management Service Agreement with LGI Homes Services, LLC (Homes Services). The Company is charged a management fee of approximately 3% of home sale revenue for administration, supervision, marketing, and various other services. Management fees expensed under the agreements were $288,823 (unaudited) and $266,865 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Management fees expensed were $679,266 and $322,569 for the years ended December 31, 2012 and 2011, respectively.

The Company provides a Home Builder’s Limited Warranty to the buyer of each home and pays a warranty fee of $250 to an affiliate of the LGI Member upon the closing of the sale of each home. The LGI Member is responsible for all warranty service work performed after a home is sold; accordingly, no warranty reserve is maintained by the Company. Under the terms of the limited liability company agreement, the LGI Member is responsible for the full, timely and proper performance, satisfaction and discharge of any warranty claims asserted against the Company, the GTIS Member or any affiliate thereof. Warranty fees expensed under the Management Services Agreement were $17,250 (unaudited) and $17,000 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Warranty fees expensed were $43,000 and $21,000 for the years ended December 31, 2012 and 2011, respectively.

LGI-GTIS HOLDINGS II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Commitments and Contingencies

Contingencies

In the ordinary course of doing business, the Company becomes subject to claims or proceedings from time to time relating to the purchase, development, and sale of real estate. Management of the Company believes that these claims include usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Commitments

The Company has land purchase option contracts for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and our obligations with respect to the option contracts are generally limited. The Company had no land purchase option contracts at June 30, 2013 (unaudited). The following is a summary of our land purchase commitments as of December 31, 2012 and 2011:

	December 31,
	2012	2011

Commitments under the land purchase option contracts if the purchases are consummated (unaudited)	$508,200	$2,188,200
Lots under land purchase option contracts (unaudited)	42	167

8. Subsequent Event

During May 2013, GTIS Partners LP, an affiliated company of the GTIS Member, and LGI Homes Group, LLC, agreed on the principal terms for the exchange of the GTIS member interests in LGI-GTIS Holdings, LLC, LGI-GTIS Holdings II, LLC, LGI-GTIS Holdings III, LLC and LGI-GTIS Holdings IV, LLC, (the GTIS Transaction) for cash and LGI Homes, Inc. common stock to be consummated concurrently with the closing of the IPO. The aggregate consideration for the GTIS Transaction is $41.4 million, consisting of a cash payment of $36.9 million and shares of LGI Homes, Inc. common stock valued at $4.5 million at the time of the offering. The agreement expires on February 28, 2014, and may be terminated by mutual consent of the parties at any time prior to the IPO.

Management has evaluated subsequent events through August 27, 2013, the date the consolidated financial statements were available to be issued. We are not aware of any significant events others than those included herein that occurred subsequent to the balance sheet date, but prior to the completion of this report that would have a material impact on the consolidated financial statements.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

Page
Report of Independent Registered Public Accounting Firm	F-75

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-76

Consolidated Statements of Operations for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012, and the period March 2, 2011 (date of inception) through December 31, 2011

F-77

Consolidated Statements of Members’ equity from March 2, 2011 (inception) through June 30, 2013 (unaudited)	F-78

Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012, and the period March 2, 2011 (date of inception) through December 31, 2011

F-79

Notes to Consolidated Financial Statements for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012, and the period March 2, 2011 (date of inception) through December 31, 2011

F-80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

LGI-GTIS Holdings III, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of LGI-GTIS Holdings Ill, LLC and Subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2012 and the period from March 2, 2011 (Inception) through December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LGI-GTIS Holdings Ill, LLC and Subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for the year ended December 31, 2012 and the period from March 2, 2011 (Inception) through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Armanino LLP
San Ramon, California

August 27, 2013

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Assets

Cash and cash equivalents	$1,443,925	$566,578	$628,802
Accounts receivable	—	694,284	—
Accounts receivable, related parties	32,628
Real estate inventory	2,768,059	4,423,461	1,672,205
Equipment, net	25,634	35,776	26,928
Prepaid expenses	2,836	4,338	30,838

Total assets	$4,273,082	$5,724,437	$2,358,773

Liabilities and Members’ Equity

Accounts payable	$125,370	$249,138	$302,817
Accounts payable, related parties	37,781	175,430	60,031
Accrued expenses and other liabilities	199,996	135,576	22,715

Total liabilities	363,147	560,144	385,563
Members’ equity	3,909,935	5,164,293	1,973,210

Total liabilities and members’ equity	$4,273,082	$5,724,437	$2,358,773

See accompanying notes to the consolidated financial statements.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Home Sales	$8,744,283	$8,781,454	$23,348,354	$—
Expenses:
Cost of sales	6,228,004	6,456,356	17,082,356	—
Selling expenses	848,660	927,785	2,184,926	73,402
General and administrative	444,142	473,393	1,014,508	53,510

Operating Income (Loss)	1,223,477	923,920	3,066,564	(126,912)
Other Income (Expense), net	18,153	321	(5,926)	122

Net Income (Loss) Before Income Taxes	1,241,630	924,241	3,060,638	(126,790)
Income Tax Provision	20,988	—	59,555	—

Net Income (Loss)	$1,220,642	$924,241	$3,001,083	$(126,790)

See accompanying notes to the consolidated financial statements.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Members’ equity—March 2, 2011 (inception)	$—
Contributions from members	2,100,000
Net income	(126,790)

Members’ equity—December 31, 2011	1,973,210
Net income	3,001,083
Contributions from members	2,090,000
Distributions to members	(1,900,000)

Members’ equity—December 31, 2012	5,164,293
Net income (unaudited)	1,220,642
Distributions to members (unaudited)	(2,475,000)

Members’ equity—June 30, 2013 (unaudited)	$3,909,935

See accompanying notes to the consolidated financial statements.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Operating Activities:
Net income (loss)	$1,220,642	$924,241	$3,001,083	$(126,790)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	11,626	10,452	21,668	—
Changes in assets and liabilities:
Accounts receivable	694,284	(386,577)	(694,284)	—
(Receivables from) payables to related parties, net	(170,277)	14,409	115,399	60,031
Real estate inventory	1,655,402	(2,483,341)	(2,751,256)	(1,672,205)
Prepaid expenses	1,502	(20,921)	26,500	(30,838)
Accounts payable	(123,768)	310,489	(53,679)	302,817
Accrued expenses and other liabilities	64,420	93,532	112,861	22,715

Net cash provided by (used in) operating activities	3,353,831	(1,537,716)	(221,708)	(1,444,270)
Investing Activities:
Purchases of equipment	(1,484)	(28,026)	(30,516)	(26,928)

Net cash used in investing activities	(1,484)	(28,026)	(30,516)	(26,928)
Financing Activities:
Contributions	—	2,090,000	2,090,000	2,100,000
Distributions	(2,475,000)	(600,000)	(1,900,000)	—

Net cash provided by (used in) financing activities	(2,475,000)	1,490,000	190,000	2,100,000

Net Increase (Decrease) in Cash and Cash Equivalents	877,347	(75,742)	(62,224)	628,802
Cash and Cash Equivalents—Beginning of Period	566,578	628,802	628,802	—

Cash and Cash Equivalents—End of Period	$1,443,925	$553,060	$566,578	$628,802

See accompanying notes to the consolidated financial statements.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Organization and Description of Business

LGI-GTIS Holdings III, LLC (the Company) is a joint venture that was formed on March 2, 2011 between LGI Homes Group, LLC (LGI Member) and GTIS LGI LP (GTIS Member). The Company is engaged in the design and construction of entry level homes in high growth markets in Texas. The Company was considered a development stage entity as of December 31, 2011. A development stage entity is one in which principal operations have not commenced or produced significant revenue.

A Registration Statement on Form S-1 is expected to be filed with the Securities and Exchange Commission with respect to an initial public offering (the “IPO”) for LGI Homes, Inc., an affiliate of the LGI Member. In connection with the consummation of the IPO, which is expected to be completed in 2013, the GTIS Member interest will be acquired by LGI Homes, Inc. and the Company will become a wholly-owned subsidiary of LGI Homes, Inc. See Note 8 for further discussion.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: LGI Homes–Oak Hollow, LLC and LGI Homes–Sonterra, LLC.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as contained within the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes as of June 30, 2013 (unaudited), and December 31, 2012 and 2011, and revenues and expenses for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012, and the period March 2, 2011 (date of inception) through December 31, 2011. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents and Concentrations of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of less than three months. The Company’s cash in demand deposit accounts may exceed federally insurable limits. The Company’s management monitors the cash balances in their operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or diminished access to cash in their operating accounts.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable

Accounts receivable consists primarily of proceeds due from title companies for sales closed prior to period end and are generally collected within a few days from closing.

Real Estate Inventory

Inventory consists of land and land development, sales office inventory, homes in progress and completed homes. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

Land, development and other project costs, including property taxes incurred during development and home construction, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally property taxes) are allocated to the cost of individual homes using the specific identification method.

Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining lots and homes in the community on a pro-rata basis.

The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. A constructed home is used as the community sales offices during the life of the community and then sold. Actual individual community lives will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or finished lots.

In accordance with the provisions of ASC 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Company estimates the fair value of its communities using a discounted cash flow model. As of June 30, 2013 (unaudited), and December 31, 2012 and 2011, the real estate inventory is stated at cost; there were no inventory impairment charges recorded in the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012, or the period March 2, 2011 (date of inception) through December 31, 2011.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation expense is recorded in general and administrative expenses in the accompanying Consolidated Statements of Operations. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in other (income) expense. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Maintenance and repair costs are expensed as incurred.

Impairments of long-lived assets are determined periodically when indicators of impairment are present. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future undiscounted operating cash flows to be generated from these assets throughout their remaining estimated useful lives. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value. There were no impairments of equipment recorded in the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the year ended December 31, 2012, and the period March 2, 2011 (inception) through December 31, 2011.

Insurance Costs and Reserves

The Company has deductible limits under workers’ compensation, automobile and general liability insurance policies, and records expenses and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are $2 million per occurrence and in the aggregate annually and apply in excess of automobile liability, employer’s liability under workers compensation and general liability policies. The Company generally requires subcontractors and design professionals to indemnify the Company for liabilities arising from their work, subject to certain limitations.

Warranty Reserves

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home is sold. The Company’s warranty liability is based upon historical warranty cost experience in each market in which it operates, and is adjusted as appropriate to reflect qualitative risks associated with the types of homes built and the geographic areas in which they are built.

Warranty reserves are reviewed quarterly to assess the reasonableness and adequacy and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available.

Members’ Equity

The Company is a Delaware limited liability company. In accordance with the limited liability company agreement, the Company shall be dissolved no later than December 31, 2060.

The LGI Member, as the managing member, has the responsibility and authority to operate the Company on a day-to-day basis subject to the operating budget and business plan, which is approved by both members. All major decisions require both members’ consent. Major

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

decisions include, but are not limited to: the acquisition or disposition of a project; capital contributions; and changes, updates or amendments to the operating budget or business plan.

Profits are allocated to the members based on the predetermined formulas specified in the limited liability company agreement for the allocation of distributable cash. The GTIS member and the LGI Member are allocated 85% and 15% of the profits, respectively, (the Sharing Percentages) until such time as the members receive cash distributions equal to their initial capital investment plus a 15% internal rate of return (First Tier Return). Subsequent allocations of distributable cash and profits include a priority allocation of approximately 20% to 40% to the LGI Member, depending on the amount of cash distributions achieved over the life of the Company. Upon liquidation of the LGI Member’s interest in the Company, the managing member is required to restore any deficit balance in its capital account as provided for in the limited liability company agreement. The performance of the LGI Member and its affiliates under the limited liability company agreement and the Master Service Agreement is jointly and severally guaranteed by LGI Homes Group, LLC, LGI Homes, Ltd., LGI Homes–Sunrise Meadow, Ltd., LGI Homes–Canyon Crossing, Ltd. and LGI Homes Deer Park, LLC, and is secured by a first lien and security interest in the LGI Member’s interest and the right to receive any distributions from the Company.

As of June 30, 2013 (unaudited), the Company’s cumulative cash distributions had not achieved the First-Tier Return.

Home Sales

In accordance with ASC 360-20, Real Estate Sales, revenues from home sales are recorded at the time each home is closed, title and possession are transferred to the buyer and there is no significant continuing involvement of the Company. Home sales proceeds are generally received from the title company within a few days from closing. Home sales are reported net of sales discounts and incentives granted to home buyers which are primarily seller-paid closing costs.

Cost of Sales

As discussed under Real Estate Inventory, above, cost of sales for homes closed include the construction costs of each home and allocable land acquisition and land development costs, and other related common costs (both incurred and estimated to be incurred).

Selling and Commission Costs

Sales commissions are paid and expensed based on homes sold. Other residual selling costs are expensed in the period incurred.

Advertising Costs

Advertising and direct mail costs are expensed as incurred. Advertising and direct mail costs were $240,857 (unaudited) and $311,785 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Advertising and direct mail costs were $591,255 and $11,218 for the years ended December 31, 2012 and 2011, respectively.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company is a limited liability company which is treated as a partnership for income tax purposes and federal income taxes on taxable income or losses realized by the Company are the obligation of the individual members. However, the Company is subject to certain state taxes and fees, including the Texas margin tax, where applicable. There are no significant deferred income taxes related to state income taxes. Management of the Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. There were no state income taxes paid for the six month periods ended June 30, 2013 (unaudited) and 2012 (unaudited) and for the years ended December 31, 2012 and the period March 2, 2011 (inception) through December 31, 2011.

Fair Value Measurement of Financial Instruments

ASC 820, Fair Value Measurements, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that may differ from the transaction price or market price of the asset or liability.

Under generally accepted accounting principles, the fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value. Fair value measurements should maximize the use of observable inputs and minimize the use of unobservable inputs, where possible. Observable inputs are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs may be needed to measure fair value in situations where there is little or no market activity for the asset or liability at the measurement date and are developed based on the best information available in the circumstances, which could include the reporting entity’s own judgments about the assumptions market participants would utilize in pricing the asset or liability.

We utilize fair value measurements to account for certain items and account balances within our consolidated financial statements. Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets. The fair value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximate their carrying amounts due to the short term nature of these instruments.

Recently Issued Accounting Pronouncements

In May 2011, FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC 820, Fair Value Measurements, providing a consistent definition and measurement of fair value. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 was effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our consolidated financial statements.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Interim Information

The consolidated financial statements as of June 30, 2013, and for the six months ended June 30, 2013 and 2012, are unaudited. In the opinion of management, such consolidated financial statements reflect all adjustments necessary for a fair presentation of the respective interim periods. All such adjustments are of a normal recurring nature.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified as certain amounts were recorded incorrectly. Management does not believe such reclassification adjustments were material to the consolidated financial statements. The reclassifications include, but are not limited to, the reclassification to cost of sales of rebates previously classified as other income and the reclassification of certain indirect costs to cost of sales previously classified as general and administrative. These reclassifications had no impact on the Company’s net income.

3. Real Estate Inventory

The Company purchases land and develops residential subdivisions including roads, water and sewer systems. These costs are included in inventory and expensed as cost of sales on a per lot basis as homes are sold.

Real estate inventory consists of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Land and land under development	$640,560	$830,953	$563,714
Sales office inventory	126,386	122,261	117,926
Homes in progress	674,835	165,543	990,565
Completed homes	1,326,278	3,304,704	—

Real estate inventory	$2,768,059	$4,423,461	$1,672,205

4. Equipment

Equipment consists of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Equipment	$58,927	$57,444	$26,928
Less: accumulated depreciation	(33,293)	(21,668)	—

Equipment, net	$25,634	$35,776	$26,928

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Accrued liabilities	$128,631	$88,512	$22,715
Customer deposits	71,365	47,064	—

Accrued expenses and other liabilities	$199,996	$135,576	$22,715

Customer Deposits

Customer deposits are received upon signing a purchase contact and are typically $500. Deposits are typically refundable if the customer is unable to obtain financing. Forfeited buyer deposits related to home sales are recognized in other income (expense) in the accompanying Consolidated Statements of Operations in the period in which it is determined that the buyer will not complete the purchase of the property and the deposit is nonrefundable to the buyer.

6. Related-Party Transactions

From time to time, the Company may engage in transactions with entities that are affiliated with the Company’s members. We believe transactions with related parties are in the normal course of operations. Accounts payable due to related parties represent amounts that are due to LGI Homes Group, LLC and its affiliates for payroll, direct costs, management fees and warranty fees that are allocated to the Company.

Management and Warranty Fees

The Company has a Management Service Agreement with LGI Homes Services, LLC (Homes Services). The Company is charged a management fee of approximately 3% of home sale revenue for administration, supervision, marketing, and various other services. Management fees expensed under the agreements were $270,720 (unaudited) and $275,478 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Management Fees expensed were $730,107 and $0 for the year ended December 31, 2012 and the period March 2, 2011 (inception) through December 31, 2011, respectively.

The Company provides a Home Builder’s Limited Warranty to the buyer of each home and pays a warranty fee of $250 to an affiliate of the LGI Member upon the closing of the sale of each home. The LGI Member is responsible for all warranty service work performed after a home is sold; accordingly, no warranty reserve is maintained by the Company. Under the terms of the limited liability company agreement, the LGI Member is responsible for the full, timely and proper performance, satisfaction and discharge of any warranty claims asserted against the Company, the GTIS Member or any affiliate thereof. Warranty fees expensed under the Management Services Agreement were $15,500 (unaudited) and $17,500 (unaudited) for the six month periods ended June 30, 2013 and 2012, respectively. Warranty fees expensed were $44,750 and $0 for the year ended December 31, 2012, and the period March 2, 2011 (inception) through December 31, 2011, respectively.

LGI-GTIS HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Commitments and Contingencies

Contingencies

In the ordinary course of doing business, the Company becomes subject to claims or proceedings from time to time relating to the purchase, development, and sale of real estate. Management of the Company believes that these claims include usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Commitments

The Company has land purchase option contracts for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and our obligations with respect to the option contracts are generally limited. The following is a summary of our land purchase commitments:

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Land deposits	$0	$0	$25,000
Commitments under the land purchase option contracts if the purchases are consummated (unaudited)	$2,113,937	$409,200	$2,966,700
Lots under land purchase options contracts (unaudited)	112	22	177

9. Subsequent Event

During May 2013, GTIS Partners LP, an affiliated company of the GTIS Member, and LGI Homes Group, LLC, agreed on the principal terms for the exchange of the GTIS member interests in LGI-GTIS Holdings, LLC, LGI-GTIS Holdings II, LLC, LGI-GTIS Holdings III, LLC and LGI-GTIS Holdings IV, LLC, (the GTIS Transaction) for cash and LGI Homes, Inc. common stock to be consummated concurrently with the closing of the IPO. The aggregate consideration for the GTIS Transaction is $41.4 million, consisting of a cash payment of $36.9 million and shares of LGI Homes, Inc. common stock valued at $4.5 million at the time of the offering. The agreement expires on February 28, 2014, and may be terminated by mutual consent of the parties at any time prior to the IPO.

Management has evaluated subsequent events through August 27, 2013, the date the consolidated financial statements were available to be issued. We are not aware of any significant events others than those included herein that occurred subsequent to the balance sheet date, but prior to the completion of this report that would have a material impact on the consolidated financial statements.

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-89

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012	F-90

Consolidated Statements of Operations for the six months ended June 30, 2013 (unaudited), and the period October 31, 2012 (inception) through December 31, 2012	F-91

Consolidated Statement of Members’ Equity from October 31, 2012 (inception) through June 30, 2013 (unaudited)	F-92

Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (unaudited), and the period ended October 31, 2012 (inception) through December 31, 2012	F-93

Notes to Consolidated Financial Statements for the six months ended June 30, 2013 (unaudited), and the period ended October 31, 2012 (inception) through December 31, 2012	F-94

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

LGI-GTIS Holdings IV, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of LGI-GTIS Holdings IV, LLC and Subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of operations, members’ equity, and cash flows for the period from October 31, 2012 (Inception) through December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LGI-GTIS Holdings IV, LLC and Subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the period from October 31, 2012 (Inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Armanino LLP
San Ramon, California

August 27, 2013

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(unaudited)
Assets

Cash and cash equivalents	$883,659	$1,120,851
Accounts receivable	677,580	—
Accounts receivable, related parties	39,436	108,577
Real estate inventory	19,922,450	12,248,676
Equipment, net	85,946	6,533
Prepaid expenses	174,229	190,229

Total assets	$21,783,300	$13,674,866

Liabilities and Members’ Equity

Accounts payable	$1,800,355	$712,355
Accounts payable, related parties	679,557	331,739
Accrued expenses and other liabilities	124,059	3,686

Total liabilities	2,603,971	1,047,780
Members’ equity	19,179,329	12,627,086

Total liabilities and members’ equity	$21,783,300	$13,674,866

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2013	Inception (October 31, 2012) to December 31, 2012
	(unaudited)
Home sales	$8,723,422	$—
Expenses:
Cost of sales	6,564,277	—
Selling expenses	1,207,194	112,254
General and administrative	585,070	130,970

Operating income (loss)	366,881	(243,224)
Other income, net	5,983	—

Net income (loss) before income taxes	372,864	(243,224)
Income tax provision	7,121	—

Net income (loss)	$365,743	$(243,224)

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Members’ equity—October 31, 2012 (inception)	$—
Contributions from members	12,870,310
Net loss	(243,224)

Members’ equity—December 31, 2012	12,627,086
Net income (unaudited)	365,743
Contributions from members (unaudited)	6,186,500

Members’ equity—June 30, 2013 (unaudited)	$19,179,329

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2013	Inception (October 31, 2012) to December 31, 2012
	(unaudited)
Operating activities:
Net income (loss)	$365,743	$(243,224)
Adjustments to reconcile net income (loss) to net cash to net cash used in operating activities:
Depreciation	12,861	—
Changes in assets and liabilities:
Accounts receivable	(677,580)	—
(Receivables from) payables to related parties, net	416,959	223,162
Real estate inventory	(7,673,774)	(12,248,676)
Prepaid expenses	16,000	(190,229)
Accounts payable	1,088,000	712,355
Accrued expenses and other liabilities	120,373	3,686

Net cash used in operating activities	(6,331,418)	(11,742,926)

Investing activities:
Purchases of equipment	(92,274)	(6,533)

Net cash used in investing activities	(92,274)	(6,533)

Financing activities:
Contributions from members	6,186,500	12,870,310

Net cash provided by financing activities	6,186,500	12,870,310

Net increase (decrease) in cash and cash equivalents	(237,192)	1,120,851
Cash and cash equivalents, beginning of period	1,120,851	—

Cash and cash equivalents, end of period	$883,659	$1,120,851

See accompanying notes to the consolidated financial statements

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Business

Organization and Description of Business

LGI-GTIS Holdings IV, LLC (the Company) is a joint venture that was formed on October 31, 2012 between LGI Homes Group, LLC (LGI Member) and GTIS US Residential Strategies Fund, LP and LGI IV Blocker, LLC (collectively, the GTIS Member). The Company is engaged in the design and construction of entry-level homes in high growth markets in Texas, Arizona and Florida. The Company was considered a development stage entity as of December 31, 2012. A development stage entity is one in which principal operations have not commenced or produced significant revenue.

A Registration Statement on Form S-1 is expected to be filed with the Securities and Exchange Commission with respect to an initial public offering (the IPO) for LGI Homes, Inc., an affiliate of the LGI member. In connection with the consummation of the IPO, which is expected to be completed in 2013, the GTIS Member interest will be acquired by LGI Homes, Inc. and the Company will become a wholly-owned subsidiary of LGI Homes, Inc. See Note 8 for further discussion.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: LGI Homes — Blue Hills, LLC, LGI Homes — Krenson Woods, LLC, LGI Homes — Northpointe, LLC, LGI Homes — Oak Hollow Phase 6, LLC, LGI Homes — Saltgrass Crossing, LLC and LGI Homes — Luckey Ranch Partners, LLC.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as contained within the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes as of June 30, 2013 (unaudited), and December 31, 2012, and revenues and expenses for the six months ended June 30, 2013 (unaudited), and the period October 31, 2012 (date of inception) through December 31, 2012. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents and Concentrations of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of less than three months. The Company’s cash in demand deposit accounts may exceed federally insurable limits. The Company’s management monitors the cash balances in their operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be negatively

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or diminished access to cash in their operating accounts.

Accounts Receivable

Accounts receivable consists primarily of proceeds due from title companies for sales closed prior to period end and are generally collected within a few days from closing.

Real Estate Inventory

Inventory consists of land and land development, sales office inventory, homes in progress and completed homes. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

Land, development and other project costs, including property taxes incurred during development and home construction, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally property taxes) are allocated to the cost of individual homes using the specific identification method.

Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the unsold homes in the community on a pro-rata basis.

The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. A constructed home is used as the community sales offices during the life of the community and then sold. Actual individual community lives will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or finished lots.

In accordance with the provisions of ASC 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Company estimates the fair value of its communities using a discounted cash flow model. As of June 30, 2013 (unaudited), and December 31, 2012, the real estate inventory is stated at cost; there were no inventory impairment charges recorded in the six months ended June 30, 2013 (unaudited) or in the period October 31, 2012 (inception) through December 31, 2012.

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation expense is recorded in general and administrative expenses in the accompanying Consolidated Statements of Operations. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in other (income) expense. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Maintenance and repair costs are expensed as incurred.

Impairments of long-lived assets are determined periodically when indicators of impairment are present. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future undiscounted operating cash flows to be generated from these assets throughout their remaining estimated useful lives. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value. There were no impairments of equipment recorded in the six months ended June 30, 2013 (unaudited) and the period October 31, 2012 (date of inception) through December 31, 2012.

Insurance Costs and Reserves

The Company has deductible limits under workers’ compensation, automobile and general liability insurance policies, and records expenses and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are $2 million per occurrence and in the aggregate annually and apply in excess of automobile liability, employer’s liability under workers compensation and general liability policies. The Company generally requires subcontractors and design professionals to indemnify the Company for liabilities arising from their work, subject to certain limitations.

Warranty Reserves

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home is sold. The Company’s warranty liability is based upon historical warranty cost experience in each market in which it operates, and is adjusted as appropriate to reflect qualitative risks associated with the types of homes built and the geographic areas in which they are built.

Warranty reserves are reviewed quarterly to assess the reasonableness and adequacy and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available.

Members’ Equity

The Company is a Delaware limited liability company. In accordance with the limited liability company agreement, the Company shall be dissolved no later than December 31, 2062.

The LGI Member, as the managing member, has the responsibility and authority to operate the Company on a day-to-day basis subject to the operating budget and business plan, which is approved by both members. All major decisions require both members’ consent. Major

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

decisions include, but are not limited to: the acquisition or disposition of a project; capital contributions; and changes, updates or amendments to the operating budget or business plan.

Profits are allocated to the members based on the predetermined formulas specified in the limited liability company agreement for the allocation of distributable cash. The GTIS member and the LGI Member are allocated 85% and 15% of the profits, respectively, (the Sharing Percentages) until such time as the members receive cash distributions equal to their initial capital investment plus a 15% internal rate of return (First Tier Return). Subsequent allocations of distributable cash and profits include a priority allocation of approximately 20% to 40% to the LGI Member, depending on the amount of cash distributions achieved over the life of the Company. Upon liquidation of the LGI Member’s interest in the Company, the managing member is required to restore any deficit balance in its capital account as provided for in the limited liability company agreement. The performance of the LGI Member and its affiliates under the limited liability company agreement and the Master Service Agreement is guaranteed individually and collectively, and on a joint and several basis, by LGI Homes, Ltd. and LGI Homes Group, LLC, and its subsidiaries: LGI Homes—Chateau Woods, LLC, ., LGI Homes—Texas, LLC, LGI Homes—FW, LLC, LGI Homes — Presidential Glen, LLC, LGI Homes—Quail Run, LLC, LGI Homes—Woodland Creek, LLC, LGI Homes—Lakes of Magnolia, LLC, LGI Homes—Decker Oaks, LLC, LGI Homes—Stewart’s Forest, LLC, . LGI Homes—Florida, LLC, LGI Homes—AZ Sales, LLC, LGI Homes—AZ Construction, LLC, LGI Homes—Glennwilde, LLC, and LGI Homes—San Tan Heights.

As of June 30, 2013 (unaudited), the Company’s cumulative cash distributions had not achieved the First-Tier Return.

Home Sales

In accordance with ASC 360-20, Real Estate Sales, revenues from home sales are recorded at the time each home is closed, title and possession are transferred to the buyer and there is no significant continuing involvement of the Company. Home sales proceeds are generally received from the title company within a few days from closing. Home sales are reported net of sales discounts and incentives granted to home buyers which are primarily seller-paid closing costs.

Cost of Sales

As discussed under Real Estate Inventory, above, cost of sales for homes closed include the construction costs of each home and allocable land acquisition and land development costs, and other related common costs (both incurred and estimated to be incurred).

Selling and Commission Costs

Sales commissions are paid and expensed based on homes sold. Other residual selling costs are expensed in the period incurred.

Advertising Costs

Advertising and direct mail costs are expensed as incurred. Advertising and direct mail costs were $358,436 (unaudited) for the six months ended June 30, 2013 and $11,926 for the period October 31, 2012 (date of inception) through December 31, 2012.

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company is a limited liability company which is treated as a partnership for income tax purposes and federal income taxes on taxable income or losses realized by the Company are the obligation of the individual members. However, the Company is subject to certain state taxes and fees, including the Texas margin tax, where applicable. There are no significant deferred income taxes related to state income taxes. Management of the Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. There were no state income taxes paid for the six months ended June 30, 2013 (unaudited), or for the period October 31, 2012 (inception) through December 31, 2012.

Fair Value Measurement of Financial Instruments

ASC 820, Fair Value Measurements, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that may differ from the transaction price or market price of the asset or liability.

Under generally accepted accounting principles, the fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value. Fair value measurements should maximize the use of observable inputs and minimize the use of unobservable inputs, where possible. Observable inputs are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs may be needed to measure fair value in situations where there is little or no market activity for the asset or liability at the measurement date and are developed based on the best information available in the circumstances, which could include the reporting entity’s own judgments about the assumptions market participants would utilize in pricing the asset or liability.

We utilize fair value measurements to account for certain items and account balances within our consolidated financial statements. Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets. The fair value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximate their carrying amounts due to the short term nature of these instruments.

Recently Issued Accounting Pronouncements

In May 2011, FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC 820, Fair Value Measurements, providing a consistent definition and measurement of fair value. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 was effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our consolidated financial statements.

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Interim Information

The consolidated financial statements as of June 30, 2013, and for the six months ended June 30, 2013, are unaudited. In the opinion of management, such consolidated financial statements reflect all adjustments necessary for a fair presentation of the respective interim period. All such adjustments are of a normal recurring nature.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified as certain amounts were recorded incorrectly. Management does not believe such reclassification adjustments were material to the consolidated financial statements. The reclassifications include, but are not limited to, the reclassification to cost of sales of rebates previously classified as other income and the reclassification of certain indirect costs to cost of sales previously classified as general and administrative. These reclassifications had no impact on the Company’s net income.

3. Real Estate Inventory

The Company purchases land and develops residential subdivisions including roads, water and sewer systems. These costs are included in inventory and expensed as cost of sales on a per lot basis as homes are sold.

Real estate inventory consists of the following:

	June 30, 2013	December 31, 2012
	(unaudited)
Land and land development	$9,675,577	$10,944,305
Sales office inventory	377,590	—
Homes in progress	5,354,460	1,304,371
Completed homes	4,514,923	—

Real estate inventory	$19,922,450	$12,248,676

4. Equipment

Equipment consists of the following:

	June 30, 2013	December 31, 2012
	(unaudited)
Furniture and fixtures	$98,807	$6,533
Less: accumulated depreciation	(12,861)	—

Equipment, net	$85,946	$6,533

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2013	December 31, 2012
	(unaudited)
Accrued liabilities	$81,724	$3,686
Customer deposits	42,335	—

Accrued expenses and other liabilities	$124,059	$3,686

Customer Deposits

Customer deposits are received upon signing a purchase contact and are typically $500. Deposits are typically refundable if the customer is unable to obtain financing. Forfeited buyer deposits related to home sales are recognized in other income (expense), net in the accompanying Consolidated Statements of Operations in the period in which it is determined that the buyer will not complete the purchase of the property and the deposit is nonrefundable to the buyer.

6. Related-Party Transactions

From time to time, the Company may engage in transactions with entities that are affiliated with the Company’s members. We believe transactions with related parties are in the normal course of operations. Accounts payable due to related parties represent amounts that are due to LGI Homes Group, LLC and its affiliates for payroll, direct costs, management fees and warranty fees that are allocated to the Company.

Management and Warranty Fees

The Company has a Master Service Agreement with LGI Homes Services, LLC (Homes Services). The Company is charged a management fee of approximately 3% of home sale revenue for administration, supervision, marketing and various other services. Management fees expensed under the agreement were $270,270 (unaudited) for the six months ended June 30, 2013, and $-0- for the period October 31, 2012 (date of inception) through December 31, 2012.

The Company provides a Home Builder’s Limited Warranty to the buyer of each home and pays a warranty fee of $250 to an affiliate of the LGI Member upon the closing of the sale of each home. The LGI Member is responsible for all warranty service work performed after a home is sold; accordingly, no warranty reserve is maintained by the Company. Under the terms of the limited liability company agreement, the LGI Member is responsible for the full, timely and proper performance, satisfaction and discharge of any warranty claims asserted against the Company, the GTIS Member or any affiliate thereof. Warranty fees expensed under the Management Services Agreement were $15,250 (unaudited) for the six months ended June 30, 2013, and $0 for the period October 31, 2012 (date of inception) through December 31, 2012.

LGI-GTIS HOLDINGS IV, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Commitments and Contingencies

Contingencies

In the ordinary course of doing business, the Company becomes subject to claims or proceedings from time to time relating to the purchase, development, and sale of real estate. Management of the Company believes that these claims include usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Land Deposits

The Company has land purchase option contracts for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and our obligations with respect to the option contracts are generally limited. The following is a summary of our land purchase commitments:

	June 30, 2013	December 31, 2012
	(unaudited)
Commitments under the land purchase option contracts if the purchases are consummated (unaudited)	$1,518,000	$1,518,000
Lots under land options and land purchase contracts (unaudited)	60	60

8. Subsequent Event

During May 2013, GTIS Partners LP, an affiliated company of the GTIS Member, and LGI Homes Group, LLC, agreed on the principal terms for the exchange of the GTIS member interests in LGI-GTIS Holdings, LLC, LGI-GTIS Holdings II, LLC, LGI-GTIS Holdings III, LLC and LGI-GTIS IV, LLC, (the GTIS Transaction) for cash and LGI Homes, Inc. common stock to be consummated concurrently with the closing of the IPO. The aggregate consideration for the GTIS Transaction is $41.4 million, consisting of a cash payment of $36.9 million and shares of LGI Homes, Inc. common stock valued at $4.5 million at the time of the offering. The agreement expires on February 28, 2014, and may be terminated by mutual consent of the parties at any time prior to the IPO.

Management has evaluated subsequent events through August 27, 2013, the date the consolidated financial statements were available to be issued. We are not aware of any significant events others than those included herein that occurred subsequent to the balance sheet date, but prior to the completion of this report that would have a material impact on the consolidated financial statements.

             Shares

Common Stock

Prospectus

                    , 2013

Deutsche Bank Securities

JMP Securities

J.P. Morgan

Barclays

BofA Merrill Lynch

Builder Advisor Group, LLC

Through and including                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

	Amount To Be Paid
Registration fee		$17,050
FINRA filing fee		19,250
Stock exchange listing fee		3,190
Transfer agent and registrar fees and expenses		14,000
Printing fees and expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous			*

Total	$		*

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

*	To be included by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to us. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws provide for indemnification by us of our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of our company by the underwriters against certain liabilities.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15.    Recent Sales of Unregistered Securities.

Affiliates of ours offered and sold limited partnership interests in LGI Investment Fund II, LP and LGI Investment Fund III, LP in 2011 and 2013, respectively.

On June 28, 2013, Thomas Lipar, through a limited partnership beneficially owned in part by him, invested $2.5 million in LGI Homes Corporate, LLC, one of the entities comprising our predecessor in exchange for additional equity interests in that predecessor entity.

In connection with the Formation Transactions described in the accompanying prospectus, we will issue currently with the offering described in the accompanying prospectus an aggregate of              shares of common stock to existing entities or limited partners and members of entities that are the subject of the Formation Transactions.

The securities described above were issued or will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder on the basis that these transactions do not involve a public offering.

Item 16.    Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1		Certificate of Incorporation of LGI Homes, Inc.

3.2		Bylaws of LGI Homes, Inc.

3.3		Certificate of Formation of LGI Homes Group, LLC dated March 2, 2011.

3.4		First Amended and Restated Company Agreement of LGI Homes Group, LLC effective as of December 31, 2011.

5.1	*	Opinion of Winstead PC

10.1		Employment Agreement between LGI Homes, Inc. and Eric Lipar

10.2	*	LGI Homes, Inc. 2013 Equity Incentive Plan

10.3	*	Form of Stock Option Award Agreement between LGI Homes, Inc. and its executive officers

10.4	*	Form of Restricted Stock Award Agreement between LGI Homes, Inc. and its executive officers

10.5	*	Form of Restricted Stock Unit Award Agreement between LGI Homes, Inc. and its executive officers

10.6	*	Form of Stock Appreciation Right Award Agreement between LGI Homes, Inc. and its executive officers

Exhibit Number	Description

10.7*	Form of Indemnification Agreement for officers and directors of LGI Homes, Inc., to be effective upon completion of this offering

10.8*	Purchase Agreements with Golden Tree InSite Partners, LP

10.9*	Consulting Agreement between LGI Homes, Inc. and Thomas Lipar

10.10*	Texas Capital Bank, N.A. Loan Agreement with LGI Homes—Sunrise Meadow, Ltd. and LGI Holdings LLC

10.11*	Texas Capital Bank, N.A. Loan Agreement with LGI Homes Group, LLC

21.1*	List of Subsidiaries of LGI Homes, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Armanino LLP

23.3	Consent of John Burns Real Estate Consulting, LLC

23.4*	Consent of Winstead PC (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page of this Registration Statement)

*	To be filed by amendment.

(b) Financial Statement Schedules:

See our Financial Statements starting on page F-1. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the financial statements, and have therefore been omitted.

Item 17.    Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, Texas, on the 27th day of August, 2013.

LGI HOMES, INC.

By:	/s/ Eric Lipar
Eric Lipar Chief Executive Officer and Chairman of the Board

Each person whose signature appears below constitutes and appoints Eric Lipar and Charles Merdian, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities, in the locations and on the dates indicated.

Signature	Title	Date

/s/ Eric Lipar Eric Lipar	Chief Executive Officer and Chairman of the Board (principal executive officer)	August 27, 2013

/s/ Charles Merdian Charles Merdian	Chief Financial Officer (principal financial and accounting officer)	August 27, 2013

/s/ Bryan Sansbury Bryan Sansbury	Director	August 27, 2013

/s/ Rob Vahradian Rob Vahradian	Director	August 27, 2013

/s/ Duncan Gage Duncan Gage	Director	August 27, 2013

/s/ Steven Smith Steven Smith	Director	August 27, 2013

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Incorporation of LGI Homes, Inc.

3.2	Bylaws of LGI Homes, Inc.

3.3	Certificate of Formation of LGI Homes Group, LLC dated March 2, 2011.

3.4	First Amended and Restated Company Agreement of LGI Homes Group, LLC effective as of December 31, 2011.

5.1*	Opinion of Winstead PC

10.1	Employment Agreement between LGI Homes, Inc. and Eric Lipar

10.2*	LGI Homes, Inc. 2013 Equity Incentive Plan

10.3*	Form of Stock Option Award Agreement between LGI Homes, Inc. and its executive officers

10.4*	Form of Restricted Stock Award Agreement between LGI Homes, Inc. and its executive officers

10.5*	Form of Restricted Stock Unit Award Agreement between LGI Homes, Inc. and its executive officers

10.6*	Form of Stock Appreciation Right Award Agreement between LGI Homes, Inc. and its executive officers

10.7*	Form of Indemnification Agreement for officers and directors of LGI Homes, Inc., to be effective upon completion of this offering

10.8*	Purchase Agreements with Golden Tree InSite Partners, LP

10.9*	Consulting Agreement between LGI Homes, Inc. and Thomas Lipar

10.10*	Texas Capital Bank, N.A. Loan Agreement with LGI Homes – Sunrise Meadow, Ltd. and LGI Holdings LLC

10.11*	Texas Capital Bank, N.A. Loan Agreement with LGI Homes Group, LLC

21.1*	List of Subsidiaries of LGI Homes, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Armanino LLP

23.3	Consent of John Burns Real Estate Consulting, LLC

23.4*	Consent of Winstead PC (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page of this Registration Statement)

*	To be filed by amendment.